As filed with the Securities and Exchange Commission on June 8, 2016

Registration No. 333-210906

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NISSAN WHOLESALE RECEIVABLES CORPORATION II

as depositor of the issuing entity described herein

(Exact name of registrant as specified in its charter)

Delaware	65-1184628
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-210906

Central Index Key Number of depositor: 0001236416

Central Index Key Number of sponsor: 0001540639

Nissan Motor Acceptance Corporation

(Exact name of sponsor as specified in its charter)

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Lundeen, Esq.

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Angela M. Ulum, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Louis C. Shansky, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 (212) 506-2500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	(2)

(1)	Estimated for purposes of calculating the registration fee.
(2)	The registrant is registering an unspecified amount of Asset-Backed Notes in reliance on Rule 456(c) and Rule 457(s) of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act of 1933, as amended. $40,110 of the aggregate registration fee related to the securities to be offered hereby will be offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $350,000,000 unsold Asset Backed Notes registered under Registration Statement No. 333-182980, filed on August 1, 2012, and amended by Amendment No. 1 to Form S-3 filed on September 27, 2012, and as further amended by Amendment No. 2 to Form S-3 filed on November 27, 2012.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not soliciting an offer to buy the notes and there shall not be any sale of the notes in any jurisdiction where such offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 201[●]

Prospectus

$[●]

Nissan Master Owner Trust Receivables

Issuing Entity

Central Index Key Number: 0001236424

Nissan Wholesale Receivables Corporation II	Nissan Motor Acceptance Corporation
Depositor Central Index Key Number: 0001236416	Servicer/Sponsor Central Index Key Number: 0001540639

NISSAN MASTER OWNER TRUST RECEIVABLES, SERIES 20[●]-[●]

$[●] SERIES 20[●]-[●]

You should review carefully the factors set forth under “Risk Factors” beginning on page [●] of this prospectus.

The main source for payments of the notes are a selected portfolio of receivables created in connection with the purchase and financing of automobiles by dealers located in the U.S. The securities are asset-backed securities issued by, and represent obligations of, the issuing entity only and do not represent obligations of or interests in Nissan Motor Acceptance Corporation, Nissan Wholesale Receivables Corporation II, Nissan North America, Inc. or any of their respective affiliates other than the issuing entity. Neither the securities nor the receivables are insured or guaranteed by any governmental agency.

•	The issuing entity will issue the Series 20[●]-[●] Notes described in the following table. Only the notes described in the following table are being offered by this prospectus.
•	[The Class A-1 notes will be floating rate notes. The Class A-2 notes will be fixed rate notes.]
•	A portion of the notes may be initially retained by the depositor or conveyed to an affiliate of the depositor.
•	The Series 20[●]-[●] Notes will accrue interest from and including the Series 20[●]-[●] issuance date, which is expected to be [●], 20[●].
•	The issuing entity will pay interest on the notes on the [●]th day of each month, or the first business day thereafter if the [●]th is not a business day. The first payment date will be [●], 20[●].
	[Class A-1 Notes](1)	[Class A-2 Notes](1)
Principal Amount	$[●]	$[●]
Interest Rate	One-Month LIBOR + [●]%(3)	[●]%
Expected Final Payment Date	[●], 20[●]	[●], 20[●]
Final Maturity Date	[●], 20[●]	[●], 20[●]
Price to Public(2)	$[●]	$[●]
Underwriting Discount(2)	[●]%	[●]%
Proceeds to Issuing Entity(2)	$[●]	$[●]

•	(1) [The Series 20[●]-[●] Notes will be issued in an aggregate principal amount of $[●], but the allocation of the principal amount between the Class A-1 and Class A-2 notes will be determined on the date of pricing.]
•	(2) Total price to the public is $[●], total underwriting discount is $[●] and total proceeds to the issuing entity are $[●].
•	(3) The interest rate on the [Class A-1] notes will be based on one-month LIBOR. For a description of how one-month LIBOR is determined, see “Description of the Notes—Interest” in this prospectus.
Credit Enhancement:
•	Series 20[●]-[●] will have the benefit of an overcollateralization amount as described herein.
•	A reserve account will be established for the benefit of the Series 20[●]-[●] Notes. The reserve account will have an initial balance of $[●].
•	[Interest rate [cap] [swap] agreement(s) with [●], as [cap provider][swap counterparty], to mitigate the risk associated with a decrease in the floating interest rate on the receivables.]
•

[The Series 20[●]-[●] Notes will be included in a group of series, and as a part of this group, the Series 20[●]-[●] Notes will be entitled in certain circumstances to share in certain excess interest and principal amounts that are allocable to other series in the same group.]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee[(2)](3)
Asset-Backed Notes	$[●][(2)]	100%	$[●]	$[●]

(1)	Estimated solely for the purpose of calculating the registration fee.
[(2)	$[●] of the registration fee related to the securities offered hereby is being offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $[●] of unsold Asset Backed Notes registered under Registration Statement No. 333-182980 filed on August 1, 2012 and amended by Amendment No. 1 to Form S-3 filed on September 27, 2012 and Amendment No. 2 to Form S-3 filed on November 27, 2012.]
(3)	$[●] has been previously paid.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 20[●]

[●]	[●]	[●]

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(continued)

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus, including any annexes and appendices hereto. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the series 20[●]-[●] notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate as of any date other than the date at the bottom of the front cover page.

We have started with two introductory sections in this prospectus describing the series 20[●]-[●] notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the series 20[●]-[●] notes. The introductory sections are:

•	Summary of Terms—provides important information concerning the amounts and the payment terms of the series 20[●]-[●] notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the series 20[●]-[●] notes.

We include cross-references in this prospectus to the captions herein under which you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus.

This prospectus uses defined terms. Definitions can be found in the “Glossary” in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page [●] of this prospectus.

In this prospectus, the terms “we”, “us” and “our” refer to Nissan Wholesale Receivables Corporation II.

REPORT TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the receivables and the notes will be prepared by Nissan Motor Acceptance Corporation (“NMAC”), as servicer, and sent on behalf of the issuing entity to the indenture trustee, who will, unless and until notes in definitive registered form are issued, forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”). See “Sources of Funds to Pay the Notes — Reports to Noteholders” in this prospectus.

The indenture trustee will also make such monthly reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its internet website, which is presently located at [●]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at ([●])[●]-[●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS AUTHORIZED TO CARRY ON A REGULATED ACTIVITY UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (“FSMA”), OR TO PERSONS OTHERWISE HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED, (THE “ORDER”), OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF SERIES 20[●]-[●] NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF SERIES 20[●]-[●] NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE OR SUPPLEMENT A PROSPECTUS PURSUANT TO ARTICLE 16 OF THE PROSPECTUS DIRECTIVE, IN EACH CASE IN RELATION TO SUCH OFFER. NONE OF THE ISSUING ENTITY, THE DEPOSITOR NOR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF SERIES 20[●]-[●] NOTES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH OR SUPPLEMENT A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

v

SUMMARY OF TRANSACTION PARTIES1

[1]	This chart provides only a simplified overview of the relations between the key parties to the transaction. Refer to this prospectus for a further description.

SUMMARY OF TERMS

This summary highlights selected information from this prospectus and may not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding and is qualified in its entirety by the full description of this information appearing elsewhere in this prospectus. You should carefully read this entire prospectus to understand all of the terms of the offering.

Issuing Entity/Trust	Nissan Master Owner Trust Receivables (the “issuing entity”). The issuing entity was established by a trust agreement dated as of May 13, 2003.

Depositor	Nissan Wholesale Receivables Corporation II, a Delaware corporation and a wholly owned subsidiary of Nissan Motor Acceptance Corporation (the “depositor”). The depositor initially will be the sole holder of the residual interest in the issuing entity, or “transferor interest,” which will represent the sole beneficial ownership in the issuing entity.

Sponsor and Servicer and Administrator	Nissan Motor Acceptance Corporation (“NMAC” or the “sponsor”) will be the servicer of the issuing entity’s assets (in such capacity, the “servicer”). NMAC will also be the administrator of the issuing entity under an administration agreement (as defined herein) (in such capacity, the “administrator”).

Owner Trustee	Wilmington Trust Company (the “owner trustee”).

Indenture Trustee	U.S. Bank National Association (the “indenture trustee”).

Asset Representations Reviewer	[●] (the “asset representations reviewer”).

Initial Outstanding Principal Amount;

Series 20[●]-[●]	The initial outstanding principal amount is $[●].

Nominal Liquidation Amount	The initial Series 20[●]-[●] nominal liquidation amount is $[●].

The Series 20[●]-[●] nominal liquidation amount will equal the portion of the issuing entity assets allocable to Series 20[●]-[●]. The Series 20[●]-[●] notes are secured only by that portion of the issuing entity’s assets that corresponds to the Series 20[●]-[●] nominal liquidation amount. The Series 20[●]-[●] nominal liquidation amount will be equal to the sum of (i) the Series 20[●]-[●] invested amount and (ii) the Series 20[●]-[●] overcollateralization amount. Each of the Series 20[●]-[●] nominal liquidation amount, the Series 20[●]-[●] invested amount and the Series 20[●]-[●] overcollateralization amount will be subject to reduction and reinstatement as described in this prospectus under “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts.”

Offered Notes	The offered notes consist of the Series 20[●]-[●] notes, as described on the cover page. [The Series 20[●]-[●] notes will be divided into two tranches, which will be treated together as a single Class, consisting of the Class A-1 floating rate notes, which we refer to as the “Class A-1 notes,” and the Class A-2 fixed rate notes, which we refer to as the “Class A-2 notes.” The allocation of the principal balance between the Class A-1 notes and the Class A-2 notes will be determined no later than the date of pricing. See “Risk Factors – The allocation of Series 20[●]-[●] notes is unknown and if the principal balance of one class of such notes is small, liquidity on such class of notes could be reduced.”] [A portion of the notes initially may be retained by Nissan Wholesale Receivables Corporation II or conveyed to an affiliate.]

Series 20[●]-[●] Issuance Date	On or about [●], 20[●].

[Statistical Cut-Off Date]	[The statistical information presented in this prospectus is as of the close of business on [●], 20[●].]

Series 20[●]-[●] Cut-Off Date	[●], 20[●].

[Statistical Information]	[The statistical information in this prospectus is based on the receivables owned by the issuing entity as of the statistical cut-off date. The characteristics of the receivables owned by the issuing entity on the Series 20[●]-[●] cut-off date may vary somewhat from the characteristics of the receivables owned by the issuing entity as of the statistical cut-off date described in this prospectus due to paydowns by obligors or new purchases of receivables by the issuing entity, although the sponsor and the depositor do not expect the variance to be material.]

Expected Final Payment Date	[●], 20[●].

Final Maturity Date	[●], 20[●].

Assets of the Issuing Entity	The primary assets of the issuing entity will consist of a revolving pool of receivables arising from time to time under accounts established in connection with the purchase and financing by retail motor vehicle [and forklift] dealers located in the U.S. of their new, pre-owned and used automobile and light-duty truck inventory [and new and used forklift inventory].

On or before the Series 20[●]-[●] issuance date, the depositor will have transferred to the issuing entity receivables that, as of the [statistical] cut-off date, have an aggregate principal amount of approximately $[●]. The number of designated accounts giving rise to those receivables, as of the [statistical] cut-off date for the Series20[●]-[●] notes, was [●]. See “The Trust Portfolio” in this prospectus for more information about these receivables and the related designated accounts.

The assets of the issuing entity will also include the excess funding account, which will have a balance of approximately $[●] as of the Series20[●]-[●] issuance date.

Series 20[●]-[●] belongs to excess principal sharing group [one] and to the extent that available amounts are not needed to make required interest or principal payments on the notes or deposits to the reserve account or accumulation account for Series 20[●]-[●], the excess amounts may be applied, subject to certain limitations, to cover shortfalls of required distributions and deposits for other series that are included in excess principal sharing group [one].

The designated accounts constitute only a portion of Nissan Motor Acceptance Corporation’s entire U.S. portfolio of dealer floorplan accounts. See “Dealer Floorplan Financing Business” in this prospectus for information about all the accounts and related receivables in Nissan Motor Acceptance Corporation’s U.S. portfolio of dealer floorplan accounts.

See “The Trust Portfolio” in this prospectus for more information regarding the historical and other statistical information relating to all of the dealer accounts that have been designated by the issuing entity.

Addition and Removal of Assets from the Issuing Entity	The depositor may, and in certain cases is required to, designate additional accounts to the issuing entity. See “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor — Additional Designated Accounts” in this prospectus. Upon designation of any additional accounts, the depositor will transfer to the issuing entity the receivables arising in connection with such additional accounts. The depositor also has the right to redesignate accounts from the issuing entity and in doing so, to either repurchase the outstanding related receivables from the issuing entity or to simply cease conveying to the issuing entity receivables arising in such accounts after the related date of removal. The depositor’s right to redesignate accounts to and from the issuing entity is subject to the conditions described in “Description of the Transfer and Servicing Agreement — Redesignation of Accounts — Eligible Accounts” and “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor — Additional Designated Accounts” in this prospectus.

Reassignment and Repurchases of Receivables	Representations and Warranties. The depositor will be obligated to accept reassignment to it of any receivables that do not meet certain representations and warranties. For administrative convenience, the depositor may instead, at its option, accept a redesignation of the accounts related to such receivables and reassignment of all receivables under such accounts rather than repurchasing solely the affected receivable, so long as, as a result, the additional receivables so repurchased will not exceed 10% of the outstanding principal balance of all receivables in the Trust Portfolio as of the first day of the prior calendar quarter. Following the discovery by or notice to the depositor of a breach of any representation or warranty that has a material adverse effect on the noteholders’ interest in the receivables, the depositor, unless the breach is cured, will accept reassignment of that receivable (or, at its option, redesignation of the account related to such receivable and reassignment of all receivables under such account) from the issuing entity, and NMAC will be required to accept reassignment of that receivable

(or, at its option, redesignate the account related to such receivable and repurchase all receivables under such account) from the depositor. The depositor’s obligations to accept reassignment of receivables (or, at its option, redesignation of the accounts related to such receivables and reassignment of all receivables under such accounts) and NMAC’s obligation to accept reassignment of the same will constitute the sole remedy available to noteholders and the issuing entity for any uncured breach by the depositor of those representations and warranties, although the redesignation or repurchase obligation may be enforced through dispute resolution, as described below.

If the issuing entity, the owner trustee, the indenture trustee or an investor requests that NMAC or the depositor repurchase or accept reassignment of any receivable due to a breach of representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the depositor or NMAC, as applicable, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “The Trust Portfolio — Requests to Repurchase and Dispute Resolution” in this prospectus.

Servicer Repurchases. Additionally, the servicer is required to purchase receivables (or, at its option, redesignate the accounts related to such receivables and purchase all receivables under such accounts) that are materially and adversely affected by a breach by the servicer of certain representations and warranties. Following the discovery of a breach of any such representations and warranties, the servicer, unless the breach is cured, will be required to purchase the materially and adversely affected receivable (or, at its option, redesignate the account related to such receivable and purchase all receivables under such account) from the issuing entity. This purchase obligation will constitute the sole remedy available to noteholders and the issuing entity for any uncured breach by the servicer of those representations and warranties (other than remedies that may be available under federal securities laws or other laws).

The reassignment and purchase obligations of the depositor and NMAC are more fully described in “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor” and “Description of the Transfer and Servicing Agreement — Servicer Covenants” in this prospectus.

Review of Asset Representations	As more fully described in “The Trust Portfolio — Asset Representations Review” in this prospectus, if the aggregate principal balance of receivables related to dealers classified as “status” dealers in NMAC’s U.S. portfolio of dealer accounts] exceeds a certain threshold, then, subject to certain conditions, investors in the Series 20[●]-[●] notes representing at least a majority of the voting investors may direct the asset representations reviewer to perform a review of the receivables owned by the issuing entity related to “status” dealers for compliance with the representations and warranties made by NMAC and the depositor. See “The Trust Portfolio — Asset Representations Review” in this prospectus.

The Accounts	The designated accounts under which the receivables have been or will be generated arise from revolving credit agreements entered into by NMAC with retail vehicle dealers to finance the purchase of their automobile and light-duty truck inventory [and, in some cases, forklift dealers to finance the purchase of their forklift inventory.] However, the designated accounts themselves, along with any obligations to fund new purchases of vehicles [and, in some cases, forklifts under the floorplan financing agreements,] remain owned by NMAC. Additional accounts may be designated to or, under limited circumstances, redesignated away from the issuing entity.

At the time that NMAC designates an account, the account must meet certain eligibility criteria.

The Receivables	The receivables consist primarily of principal and interest payments owing under the designated accounts. Only the receivables arising in connection with the designated accounts are transferred to the issuing entity.

Once NMAC has designated an account, all new receivables arising in connection with that designated account generally will be transferred automatically to the issuing entity unless the account becomes an ineligible account or is redesignated for removal. Accordingly, the total number and amounts of receivables comprising assets of the issuing entity will fluctuate daily as new receivables arise in designated accounts and are transferred to the issuing entity and existing receivables are collected, charged off as uncollectible or otherwise adjusted. Either the depositor or the servicer may be required to accept reassignment or repurchase of receivables (or, at the option of the depositor, redesignation of the accounts related to such receivables and reassignment or repurchase of all receivables under such accounts) from the issuing entity in specified circumstances, as described under “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor” and “Description of the Transfer and Servicing Agreement — Servicer Covenants” in this prospectus.

Terms of the Series 20[●]-[●] Notes	The notes will be issued in minimum denominations of $[●] and integral multiples of $[●] in excess thereof in book-entry form [(provided that any notes retained by the depositor or conveyed to an affiliate of the depositor on the issuance date will be issued as definitive notes)].

Interest Payment Dates. Interest will be payable on the [●]th of each month, unless the [●]th is not a business day, in which case the payment will be made on the following business day. The first interest period will run from and including the Series 20[●]-[●] issuance date to but excluding [●], 20[●], and will consist of [●] days. The first payment will be on [●], 20[●].

Per Annum Interest Rate. The [Series 20[●]-[●]] [Class A-1] notes will bear interest at [[●]%] [one-month LIBOR as determined before the start of each interest period plus [●]% per annum]. [The Class A-2 notes will bear interest at [●]% per annum.]

Interest Periods and Payments. Each interest period begins on and includes a payment date and ends on but excludes the following payment date, except that the first interest period will begin on and include the Series 20[●]-[●] issuance date, which is expected to be [ ][ ], 20[ ].

Interest on the Series 20[●]-[●] notes (including for the first interest period) will be calculated on the basis of the [actual number of days][30 days] in each interest period and a year of [360][365] days.

Interest payments on the notes as described above will be made from available interest amounts after [the interest rate swap counterparty has been paid the net amounts, if any, due under the interest rate swap agreement,] [certain advances have been reimbursed and] the monthly servicing fee has been paid.

For a full description of how interest will be calculated, see “Description of the Notes — Interest.”

Principal Payments. The issuing entity expects to pay the principal of the Series 20[●]-[●] notes in full on [●], 20[●], which is the expected final payment date for the Series 20[●]-[●] notes. The final maturity date for the Series 20[●]-[●] notes is [●], 20[●].

[The issuing entity is scheduled to begin accumulating available principal amounts on [●], 20[●] for payment to the Series 20[●]-[●] noteholders on the expected final payment date. Depending on the performance of the issuing entity assets and the amount of any other outstanding and rated series in excess principal sharing group [one], to which Series 20[●]-[●] belongs and subject to certain other conditions described herein, such accumulation may begin at a later date.]

Principal on the Series 20[●]-[●] notes may be paid earlier or later than the expected final payment date or in reduced amounts. You will not be entitled to any premium for early or late payment of principal. If an event of default or an early amortization event occurs, principal of your Series 20[●]-[●] notes may be paid earlier than expected. If the Series 20[●]-[●] notes are not paid in full on the expected final payment date, available principal amounts and certain other amounts will continue to be used to pay principal of the Series 20[●]-[●] notes until they are paid in full or until the final maturity date, whichever is earlier.

Principal collections allocable to the Series 20[●]-[●] notes, to the extent not needed to make payments in respect of the Series 20[●]-[●] notes, will be applied to make principal payments in respect of the other series of notes in excess principal sharing group [one] then entitled to receive principal payments and, to the extent not needed to make such principal payments, will be used to acquire additional receivables, if any, and then, subject to certain exceptions, will be distributed to the depositor, as holder of the transferor interest.

For more information about principal payments, see “Description of the Notes — Principal” in this prospectus.

Payment Dates	The trust will make payments on the series 20[●]-[●] notes beginning on [●][●], 20[●], and on the [●]th day of each month thereafter or, if the [●]th day of any month is not a business day, on the next succeeding business day.

[During the revolving period, principal will not be paid on the Series 20[●]-[●] notes and principal will not be accumulated for that purpose. Instead, available principal amounts may be used to purchase additional receivables, to cover interest shortfalls on the Series 20[●]-[●] notes, to make principal payments on other series of notes, or to make payments to the depositor. The revolving period will begin on the Series 20[●]-[●] issuance date and will end when the [accumulation] [controlled amortization] period begins. The revolving period will also end if an early amortization period begins, but may recommence under certain limited circumstances if the early amortization event terminates.

During the revolving period, additional receivables arising under the accounts designated to the issuing entity will be transferred to the issuing entity. There is no limit on the number or amounts of additional receivables which may be acquired by the issuing entity during the revolving period, although the new receivables must meet the eligibility criteria described in “Description of the Transfer and Servicing Agreement — Redesignation of Accounts — Eligible Accounts” and “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor — Additional Designated Accounts” in this prospectus and required documentation must be delivered. Additional receivables arising under accounts designated to the issuing entity will be transferred to the issuing entity on each business day until the earlier of the termination of the issuing entity or a bankruptcy of the issuing entity, the depositor, the sponsor, Nissan North America, Inc. or Nissan Motor Co., Ltd.]

[Pre-Funding Period]	[On the closing date, approximately $ of the proceeds from the sale of the Series20[●]-[●] notes by the issuing entity will be deposited in an account, referred to in this prospectus as the “pre-funding account.” The amount deposited in the pre-funding account on the closing date represents approximately % of the pool balance as of the Series 20[●]-[●] cut-off date (including the expected total outstanding principal balance of the subsequent receivables). During the pre-funding period, the issuing entity will use the funds, if any, on deposit in the pre-funding account to acquire additional receivables, referred to in this prospectus as “subsequent receivables,” for an amount equal to the receivables purchase price on each date (no more than once per week) referred to in this prospectus as a funding date. Subsequent receivables will be selected by the seller and must meet the eligibility criteria described in “The Trust Portfolio” below and “Description of the Transfer and Servicing Agreement — Eligible Accounts” in this prospectus.

In addition, in order to acquire subsequent receivables on a funding date, conditions precedent specified in the [Series 20[•]-[•] indenture] [transfer and servicing agreement] [receivables purchase agreement] must be satisfied. The funding period will begin on the closing date and will end on the earliest occur of:

	•	[three] full calendar months following the closing date;

	•	the date on which the amount in the pre-funding account is [$10,000] or less; or

	•	[Describe any other triggering events.]

On the first payment date following the termination of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute them to the noteholders.

See “Deposit and Application of Funds — Pre-Funding Account.”]

[Accumulation Period	The Series 20[●]-[●] notes are intended to receive payment in full of all principal thereof on the expected final payment date specified in this prospectus. There will be a specified period of time before the expected final payment date during which the issuing entity will deposit amounts available therefor into the accumulation account so that the full amount due as principal on the Series 20[●]-[●] notes will be available on the expected final payment date. This period, referred to as the “accumulation period” for the Series 20[●]-[●] notes, will begin on [●], 20[●] (unless postponed as described below) and ends on the earlier of:

	•	the end of the collection period preceding the payment date on which the Series 20[●]-[●] notes are expected to be paid in full; and

	•	the close of business on the day immediately preceding the date on which an early amortization period for the Series 20[●]-[●] notes begins.]

Based on the performance of the issuing entity’s assets and subject to satisfaction of certain other conditions, the issuing entity may elect to postpone the start of the accumulation period. See “Description of the Notes — Principal.”

[Controlled Amortization Period	During the controlled amortization period, the issuing entity will pay available principal up to a fixed amount, plus any amounts not previously paid, to the noteholders of the Series 20[●]-[●] notes on each payment date during that period. For a description of how principal payments during the controlled amortization period will be calculated, see “Description of the Notes — Principal” in this prospectus. The controlled amortization period for the Series 20[●]-[●] notes starts on [●], 20[●] (unless postponed as described below) and ends on the earlier of:

	•	the end of the collection period preceding the payment date on which the Series 20[●]-[●] notes are expected to be paid in full; and

• the close of business on the day immediately preceding the date on which an early amortization period for the Series 20[●]-[●] notes begins.

Based on the performance of the issuing entity’s assets and subject to satisfaction of certain other conditions, the issuing entity may elect to postpone the start of the controlled amortization period. See “Description of the Notes — Principal.”

Optional Redemption	The Series 20[●]-[●] notes may be redeemed in full on any payment date on which the issuing entity exercises its option to redeem the Series 20[●]-[●] notes. The issuing entity may exercise this option on any day after which the outstanding principal amount of the Series 20[●]-[●] notes is reduced to [10]% of the initial outstanding principal amount of the Series 20[●]-[●] notes [plus the initial pre-funding deposit amount, if any] or less.

Early Amortization Period	During the early amortization period, the issuing entity will pay available principal amounts to noteholders of the Series 20[●]-[●] notes on each payment date. The early amortization period for the Series 20[●]-[●] notes begins on the date on which an early amortization event occurs, and ends on the earliest of:

• the last day of the collection period preceding the payment date on which the Series 20[●]-[●] notes will be paid in full; and

• the issuing entity termination date;

provided, that an early amortization period may terminate and the revolving period with respect to the Series 20[●]-[●] notes may recommence if the event giving rise to the beginning of the early amortization period no longer exists, to the extent described in “Deposit and Application of Funds — Early Amortization Events” in this prospectus.

Early Amortization Events	Payment of the principal of the Series 20[●]-[●] notes will begin earlier than expected upon the occurrence of an early amortization event. If an early amortization event that applies to the Series 20[●]-[●] notes occurs, the issuing entity will use available principal amounts each month to pay principal of the Series 20[●]-[●] notes.

Early amortization events may occur if the depositor, the issuing entity, the servicer or the sponsor, as applicable, fails to make required distributions or deposits on or before the date occurring ten business days after the date the payment or deposit is required to be made, breaches certain other covenants and agreements, which breach continues unremedied for a period of 60 days after written notice of the failure, or has made representations and warranties that are materially incorrect for a period of 60 days after written notice and as a result the interests of the Series 20[●]-[●] noteholders are materially and adversely affected; however, an early amortization event will not be deemed to occur if the breach of representation and warranty by the depositor relates to specific receivables and the depositor accepts reassignment of those receivables (or, at its option, redesignates the accounts related to such receivables and repurchases all receivables under such accounts) or all of the receivables, if applicable, in accordance with the provisions of the transfer and servicing agreement.

Other early amortization events consist of:

•	[the occurrence of a servicer default that adversely affects in any material respect the interests of any noteholder;

•	the Series 20[●]-[●] notes are not paid in full on the expected final payment date;

•	the Series 20[●]-[●] overcollateralization amount is (with certain limited exceptions) less than the required Series 20[●]-[●] overcollateralization amount; provided that if that event occurs on any payment date on which the Series 20[●]-[●] overcollateralization percentage is increased because the average of the monthly payment rates for the three preceding collection periods is less than [●]% or the Series 20[●]-[●] overcollateralization percentage is further increased because the average of the monthly payment rates for the three preceding collection periods is less than [●]%, then that event shall be an early amortization event if the Series 20[●]-[●] overcollateralization amount remains (with certain limited exceptions) less than the required Series 20[●]-[●] overcollateralization amount for five or more days after the payment date on which the Series 20[●]-[●] overcollateralization percentage increased;

•	on any determination date, the average of the monthly payment rates for the three preceding collection periods is less than [●]%;

•	for three consecutive determination dates, the amounts on deposit in the excess funding account exceed [●]% of the sum of the invested amounts of all outstanding series issued by the issuing entity;

•	the depositor fails to transfer to the issuing entity receivables arising in connection with additional accounts within ten business days after the date it is required to do so under the transfer and servicing agreement;

•	the bankruptcy, insolvency or similar events relating to the issuing entity, the depositor, Nissan Motor Acceptance Corporation, Nissan North America, Inc. or Nissan Motor Co., Ltd.;

•	the issuing entity or the depositor becomes subject to the requirement that it register as an “investment company” under the Investment Company Act of 1940; and

	•	the occurrence and continuation of an event of default with respect to the Series 20[●]-[●] notes under the indenture and the declaration that the Series 20[●]-[●] notes are due and payable pursuant to the indenture.]

For a more detailed discussion of early amortization events, see “Deposit and Application of Funds — Early Amortization Events” and “Sources of Funds to Pay the Notes — Early Amortization Events” in this prospectus.

Events of Default	The following will constitute “events of default” with respect to the Series 20[●]-[●] notes:

	•	the issuing entity fails to pay principal when it becomes due and payable on the final maturity date for the Series 20[●]-[●] notes;

	•	the issuing entity fails to pay interest on the Series 20[●]-[●] notes when it becomes due and payable and the default continues, or is not cured, for a period of 35 days;

	•	the bankruptcy, insolvency, conservatorship, receivership, liquidation or similar events relating to the issuing entity which, if involuntary, remain in effect for a period of 60 days; or

	•	the issuing entity fails to observe or perform covenants or agreements made in the indenture and the failure continues, or is not cured, for 60 days after notice to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by noteholders representing 50% or more of the outstanding principal amount of the Series 20[●]-[●] notes.

If an event of default that applies to the Series 20[●]-[●] notes occurs and continues, the indenture trustee or the holders of at least 66 2/3% of the outstanding principal amount of the Series 20[●]-[●] notes may declare the Series 20[●]-[●] notes to be immediately due and payable. That declaration may, under limited circumstances, be rescinded by the holders of at least 66 2/3% of the outstanding principal amount of the Series 20[●]-[●] notes.

After an event of default and the acceleration of the Series 20[●]-[●] notes, funds from issuing entity assets allocated to Series 20[●]-[●] will be applied to pay interest and principal on the Series 20[●]-[●] notes to the extent permitted by law. Interest collections and principal collections will be applied to make monthly interest and principal payments on the Series 20[●]-[●] notes until the date on which the Series 20[●]-[●] notes are paid in full or until all such assets allocated to Series 20[●]-[●] have been exhausted.

If an event of default that applies to the Series 20[●]-[●] notes occurs and continues and the Series 20[●]-[●] notes are accelerated, the indenture trustee may institute proceedings in its own name for the collection of all amounts then payable on the Series 20[●]-[●] notes or take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the Series 20[●]-[●] noteholders. The indenture trustee may also (or shall, at the direction of the holders of a specified percentage of the outstanding principal amount of the Series 20[●]-[●] notes) foreclose on a portion of the issuing entity assets by causing the issuing entity to sell a portion of those assets to permitted purchasers under the indenture, subject to certain conditions. See “Description of the Indenture — Events of Default; Rights upon Event of Default” in this prospectus.

Application of Collections	Interest Collections. On each payment date, available interest amounts (subject to certain adjustments) will be applied in the following order of priority:

	•	[to the servicer, the sum of all outstanding advances made by the servicer prior to that payment date;]

	•	to the servicer, the sum of all outstanding nonrecoverable advances made by the servicer prior to that payment date;

	•	to pay the monthly servicing fee for Series 20[●]-[●];

	•	to pay accrued and unpaid interest due on Series 20[●]-[●] notes[, pro rata, between the Class A-1 notes and the Class A-2 notes based on amounts due];

	•	to cover Series 20[●]-[●]’s share of defaulted amounts, if any, for the related collection period and Series 20[●]-[●]’s nominal liquidation amount deficit, if any;

	•	to fund the reserve account up to the specified reserve account balance;

	•	on and after the occurrence of an event of default and acceleration of the Series 20[●]-[●] notes, to repay the outstanding principal amount of the Series 20[●]-[●] notes;

	•	to reimburse waived servicing fees, if any;

	•	to cover any shortfalls for other series in excess interest sharing group [one];

	•	to the indenture trustee, any payments in respect of accrued and unpaid fees, expenses and indemnity payments due pursuant to the indenture but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;

	•	to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the asset representations review agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days; and

	•	with certain limited exceptions, to the holders of the transferor interest.

For a more detailed description of these applications, see “Deposit and Application of Funds — Application of Available Amounts” in this prospectus.

Principal Collections. Each month available principal amounts will be applied as follows:

	•	if available interest amounts, together with shared excess interest amounts and amounts on deposit in the reserve account, are not sufficient to cover interest payments, to pay such shortfall, not to exceed the Series 20[●]-[●] overcollateralization amount after accounting for reductions due to charge-offs;

	•	[if Series 20[●]-[●] is in an accumulation period, to deposit to the accumulation account an amount equal to the controlled deposit amount, then any remaining amounts will be treated as shared excess principal amounts and will be available to make required principal distributions and deposits for other series of notes in excess principal sharing group [one], then to reinvest in additional receivables and thereafter to distribute to the holders of the transferor interest;]

	•	[if Series 20[●]-[●] is in a controlled amortization period, to pay to the noteholders an amount equal to the controlled amortization amount, then any remaining amounts will be treated as shared excess principal amounts and will be available to make required principal distributions and deposits for other series of notes in excess principal sharing group [one], then to reinvest in additional receivables and thereafter to distribute to the holders of the transferor interest;]

	•	if Series 20[●]-[●] is in an early amortization period, to pay all remaining available principal amounts to the noteholders[, pro rata, between the Class A-1 notes and the Class A-2 notes based on amounts due]; and

	•	if Series 20[●]-[●] is not in the [accumulation] [controlled amortization] period or an early amortization period, as shared excess principal amounts available to make required principal distributions and deposits for other series of notes in excess principal sharing group [one], then to reinvest in additional receivables and thereafter to distribute to the holders of the transferor interest.

For a more detailed description of these applications, see “Deposit and Application of Funds — Application of Available Amounts” in this prospectus.

Credit Enhancement	Series 20[●]-[●] Overcollateralization Amount. Each series of notes issued by the issuing entity will have allocated to that series a ratable portion, called a series allocation percentage, of all of the receivables [plus amounts, if any, on deposit in the pre-funding account] that are assets of the issuing entity. For a description of the allocation calculations, see “Deposit and Application of Funds — Allocation Percentages” in this prospectus. As of the Series 20[●]-[●] cut-off date, the portion of the issuing entity assets allocable to Series 20[●]-[●] will equal $[●], which will exceed the outstanding principal amount of the Series 20[●]-[●] notes by $[●]. The amount of that excess is the initial Series 20[●]-[●] overcollateralization amount. This overcollateralization amount is intended to protect the Series 20[●]-[●] noteholders from the effect of charge-offs on defaulted receivables that are allocated to Series 20[●]-[●] and any use of available principal amounts to cover interest shortfalls on the Series 20[●]-[●] notes due to defaulted receivables.

The Series 20[●]-[●] overcollateralization amount will equal the sum of (i) [●]% of the initial outstanding principal amount of the Series 20[●]-[●] notes; provided, however, that (A) the depositor may, in its sole discretion, increase this percentage, provided, however, that if the depositor voluntarily increases this percentage, then it may, in its sole discretion, upon ten days prior notice to the indenture trustee subsequently decrease the percentage to [●]% or higher so long as the rating agency condition shall have been satisfied with respect to the Series 20[●]-[●] notes and any other outstanding and rated series or class of Notes, and (B) this percentage will increase to [●]% if the average of the monthly payment rates for the three preceding collection periods is less than [●]% and this percentage will further increase to [●]% if the average of the monthly payment rates for the three preceding collection periods is less than [●]%, provided, however, that if this overcollateralization percentage is increased pursuant to this clause, and the average of the monthly payment rates for the three preceding collection periods subsequently increases to more than [●]%, but less than [●]%, then the overcollateralization percentage shall decrease to [●]% and if this overcollateralization percentage is increased pursuant to this clause, and the average of the monthly payment rates for the three preceding collection periods further increases to more than [●]%, then the overcollateralization percentage shall decrease to [●]%; and (ii) the incremental overcollateralization amount, which is based on the amount of ineligible receivables, dealer overconcentration amounts and the used vehicle overconcentration amounts in the trust portfolio. The amounts in clauses (i) and (ii) may fluctuate from time to time.

A portion of the collections on the receivables will be allocated to Series 20[●]-[●] on the basis of the ratio of the (i) sum of (x) the Series 20[●]-[●] invested amount and (y) the Series 20[●]-[●] overcollateralization amount to (ii) the aggregate of such amounts for all series. The Series 20[●]-[●] overcollateralization amount will be reduced by:

• reallocations of available principal amounts otherwise allocable to the Series 20[●]-[●] overcollateralization amount to cover interest shortfalls on the Series 20[●]-[●] notes; and

• charge-offs resulting from unreimbursed defaults on receivables allocated to Series 20[●].

Reductions in the Series 20[●]-[●] overcollateralization amount will result in a reduced amount of collections on the receivables that are allocated and available to make payments on the Series 20[●]-[●] notes. If the Series 20[●]-[●] overcollateralization amount is reduced to zero, then charge-offs will instead reduce the Series 20[●]-[●] invested amount and you may incur a loss on your Series 20[●]-[●] notes. In addition, if the Series 20[●]-[●] overcollateralization amount is reduced to zero, principal collections will no longer be available to cover interest shortfalls.

Reserve Account. A reserve account will provide credit enhancement for the Series 20[●]-[●] notes to the extent described in this prospectus. The issuing entity will deposit $[●], representing [●]% of the initial Series 20[●]-[●] invested amount, into the reserve account on the Series 20[●]-[●] issuance date. The amount targeted to be on deposit in the reserve account at any time will equal this original amount.

Shared Collections	Shared Excess Interest Amounts. Your series will be included in a group of series referred to as excess interest sharing group [one]. To the extent that available interest amounts are not needed to make required distributions or deposits for your series, these excess funds will be applied to cover shortfalls of required interest distributions and deposits for other series that are included in excess interest sharing group [one]. In addition, you may receive the benefits of excess interest amounts allocated from other series in excess interest sharing group [one]. See “Deposit and Application of Funds — Shared Excess Interest Amounts” in this prospectus.

Shared Excess Principal Amounts. Your series will also be included in a group of series referred to as excess principal sharing group [one]. To the extent that available principal amounts are not needed to make any required distributions or deposits for your series, these funds will be applied to cover shortfalls of required principal distributions and deposits for other series in principal sharing group [one]. Any reallocation for this purpose will not reduce the Series 20[●]-[●] nominal liquidation amount. In addition, you may receive the benefits of excess principal amounts allocated from other series in excess principal sharing group [one]. See “Deposit and Application of Funds — Shared Excess Principal Amounts” in this prospectus.

The series enhancement described above is the only credit enhancement available for your series. Other than shared collections to the extent described above, you are not entitled to any series enhancement available to any other series that the issuing entity has already issued or may issue in the future. If the credit enhancement is not sufficient to cover all amounts of principal and interest payable on the Series 20[●]-[●] notes, the losses will be allocated to the Series 20[●]-[●] notes as described in “Description of the Notes – Series Provisions”, “Deposit and Application of Funds – Application of Available Amounts” and “Deposit and Application of Funds – Reduction and Restatement of Series Nominal Liquidation Amounts” in this prospectus.

[Interest Rate [Cap] [Swap] Agreement]	[Interest Rate Cap Agreement. Because the interest rate on the Series 20[●]-[●] notes will be floating while the receivables are fixed monthly obligations, the issuing entity will enter into an interest rate cap agreement with [●], as interest rate cap provider, to mitigate the risk associated with an increase in the floating interest rate of the Series 20[●]-[●] notes above the weighted average annual percentage rate of the receivables. If LIBOR related to any payment date exceeds the cap rate of [●]%, the interest rate cap provider will pay to the issuing entity an amount equal to the product of:

1. LIBOR for the related payment date minus the cap rate of [●]%;

2. the notional amount on the cap, [which will equal the total outstanding principal amount on the Series 20[●]-[●] notes on the first day of the interest period related to such payment date]; and

3. a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the series issuance date, to but excluding the first payment date, and the denominator of which is [360][365].

The obligations of the issuing entity under the interest rate cap agreement are secured under the indenture and the obligations of the interest rate cap provider are unsecured.

If the interest rate cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to [●] and [●], the interest rate cap provider will be obligated to post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the interest rate cap agreement or arrange for an eligible substitute interest rate cap provider satisfactory to the issuing entity.

Any amounts received under the interest rate cap agreement will be a source for interest payments on the Series 20[●]-[●] notes.]

[Interest Rate Swap Agreement. Because the interest rate on the Series 20[●]-[●] notes will be floating while the receivables are fixed monthly obligations, the issuing entity will enter into an interest rate swap agreement with [●], as the interest rate swap counterparty, to mitigate the risk associated with an increase in the floating interest rate of the Series 20[●]-[●] notes above the weighted average annual percentage rate of the receivables. Under the interest rate swap agreement, on each payment date the issuing entity will be obligated to pay to the interest rate swap counterparty an amount equal to interest accrued on a notional amount equal to the principal balance of the Series 20[●]-[●] notes at the notional fixed rate of [●]%, and the interest rate swap counterparty will be obligated to pay to the issuing entity interest accrued on the Series [●]-[●] notes [at the floating rate of the Series [●]-[●] notes].

The net amount owed by the issuing entity to the interest rate swap counterparty on a payment date, if any, is the “Interest Rate Swap Payment,” and the net amount owed by the interest rate swap counterparty to the issuing entity, if any, is the “Interest Rate Swap Receipt.”

The obligations of the issuing entity under the interest rate swap agreement are secured under the indenture.

If the interest rate swap counterparty’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the interest rate swap counterparty will be obligated to post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the interest rate swap agreement or arrange for an eligible substitute interest rate swap counterparty satisfactory to the issuing entity.

Any amounts received under the interest rate swap agreement will be a source for interest payments on the Series [●]-[●] notes.]

For more detailed information concerning payments of interest, you should refer to “Description of the Notes — Interest” in this prospectus. [For more detailed information concerning the interest rate cap agreement, you should refer to “The Interest Rate Cap Agreement” in this prospectus] [For more detailed information concerning the interest rate swap agreement, you should refer to “The Interest Rate Swap Agreement” in this prospectus].]

Other Series of Notes	The issuing entity has previously issued various variable funding warehouse and term series notes, and may from time to time issue additional series of notes or notes of existing series (including funding increases under warehouse series notes or additional notes of this series) without giving you prior notice of or asking you to consent to, the issuance of such additional series of notes or notes of existing series. Such additional series may have terms that are different from the terms relating to your notes, so long as the issuance of that additional series meets the conditions described in “Description of the Notes — New Issuances” in this prospectus, which include among other things:

• the depositor has given the owner trustee, the indenture trustee, the servicer and each rating agency written notice of such issuance and such issuance date;

• the depositor has delivered to the owner trustee and the indenture trustee an indenture specifying the terms of such issuance;

• the depositor has delivered to the indenture trustee an officer’s certificate to the effect that no event of default or early amortization event has occurred and is continuing for any series and such issuance will not have a material adverse effect and will not cause any event of default or early amortization event to occur with respect to any outstanding series; and

• after giving effect to the new issuance, the adjusted pool balance for such series equals or exceeds the required participation amount for such series.

Set forth below is a summary of the notes currently outstanding.

Other Series of Notes Issued by The Issuing Entity. The following sets forth the principal characteristics of the series of notes issued by the issuing entity which will be outstanding after the Series 20[●]-[●] Issuance Date.

Series 20[●]-[●] Notes
Principal Amount	$[●]
Expected Final Payment Date	[●]
Final Maturity Date	[●]
Series Issuance Date	[●]
Excess interest sharing group designation	[●]
Excess principal sharing group designation	[●]
[Warehouse Series Notes]
Committed Amount	$[●]
Expected Final Payment Date	[●]
Final Maturity Date	[●]
Series Issuance Date	[●]
Excess interest sharing group designation	[●]
Excess principal sharing group designation	[●]

Collections and Allocations	The servicer will collect payments on the receivables and, at the times specified in this prospectus, deposit these collections into a collection account. The servicer will separately report interest collections, principal collections and the amount of receivables written off as uncollectible. The servicer will also keep track of those receivables that are written off as uncollectible, called the defaulted amount.

During each month, the servicer will allocate interest collections, principal collections and the defaulted amount among your series and other outstanding series of notes that the issuing entity has issued. The amounts so allocated will be further allocated by the servicer between the Series 20[●]-[●] noteholders and the holders of the transferor interest.

The amounts allocated to your series will be determined based generally on the size of the Series 20[●]-[●] nominal liquidation amount compared with the aggregate series nominal liquidation amounts of all outstanding series of notes. This amount will then be further allocated between the Series 20[●]-[●] noteholders and the holders of the transferor interest, which will be based generally on the size of the Series 20[●]-[●] nominal liquidation amount compared with your series’ pro rata share of the pool balance, which is the total amount of the principal receivables owned by the issuing entity net of certain specified reductions. This calculation will differ when allocating principal collections depending on whether Series 20[●]-[●] is in a revolving period, [the pre-funding period,] the accumulation period or an early amortization period. For a description of the allocation calculations, see “Deposit and Application of Funds — Allocation Percentages” in this prospectus.

The Series 20[●]-[●] invested amount on the Series 20[●]-[●] issuance date will be $[●], which is the same as the initial outstanding principal amount of the Series 20[●]-[●] notes. The initial Series 20[●]-[●] nominal liquidation amount, which is equal to the sum of the Series 20[●]-[●] invested amount and the Series 20[●]-[●] overcollateralization amount on the Series 20[●]-[●] issuance date, will be $[●]. If the Series 20[●]-[●] nominal liquidation amount declines, amounts allocated and available to make required distributions and deposits for Series 20[●]-[●] and to make required payments to you may be reduced. For a description of the events that may lead to these reductions, see “Deposit and Application of Funds — Allocation Percentages” and “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts” in this prospectus.

Transferor Interest	The interest in the assets of the issuing entity not allocated to any series of notes is the transferor interest. The transferor interest will fluctuate based on the principal amount of receivables, the amount of notes outstanding and the overcollateralization amount allocated to each series of notes. The transfer and servicing agreement requires the depositor to transfer to the issuing entity receivables arising in connection with additional accounts if, as of the last day of any collection period, the adjusted pool balance falls below the required participation amount. The “required participation amount” for Series 20[●]-[●] will generally equal the sum of (i) the sum, for each outstanding series, of (x) [●]% (subject to increase and decrease by the depositor as described under “Deposit and Application of Funds — Required Participation Percentage”) multiplied by (y) the respective invested amount for such series and (ii) the sum of the required overcollateralization amounts of all outstanding series. Other series may specify different “required participation amounts” applicable to that series. The depositor may (subject to various limitations) sell all or part of its interest in the transferor interest through the issuance of a supplemental interest.

Servicing Fees	The servicer will be entitled to receive a monthly fee in an amount, and payable, as specified in “Description of the Notes — Servicing Compensation and Payment of Expenses” in this prospectus. The monthly servicing fee will be payable on each payment date from available interest amounts on deposit in the collection account and will be paid to the servicer (a) subsequent to the payment of interest on the notes if Nissan Motor Acceptance Corporation or one of its affiliates is the servicer and (b) prior to the payment of interest on the notes if Nissan Motor Acceptance Corporation or one of affiliates no longer is the servicer.

Tax Status	Subject to certain assumptions and qualifications, Mayer Brown LLP, tax counsel to the issuing entity, is of the opinion that the Series 20[●]-[●] notes (other than Series 20[●]-[●] notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be classified as debt for federal income tax purposes and that the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. As of the Series 20[●]-[●] issuance date, the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any portion of the transferor interest to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the Internal Revenue Service as equity of the issuing entity.

You should refer to “Material Federal Income Tax Consequences” in this prospectus, including the discussion under “Material Federal Income Tax Consequences — Tax Characterization and Treatment of the Notes — Tax Consequences to U.S. Holders of Notes — Net Investment Income”.

Certain ERISA Considerations	The Series 20[●]-[●] notes offered hereunder are generally eligible for purchase by employee benefit plans and individual retirement accounts, subject to those considerations discussed in “Certain ERISA Considerations” in this prospectus.

You should refer to “Certain ERISA Considerations” in this prospectus. If you are a benefit plan fiduciary considering purchase of the Series 20[●]-[●] notes, you should, among other things, consult with your counsel in determining whether all required conditions to a purchase of the Series 20[●]-[●] notes have been satisfied.

Risk Factors	There are material risks associated with an investment in the Series 20[●]-[●] notes. You should consider the matters set forth under “Risk Factors” beginning on page [●] of this prospectus.

Ratings	The depositor expects that the notes will receive credit ratings from the hired rating agencies.

A security rating is not a recommendation to buy, sell or hold notes. The ratings of the Series 20[●]-[●] notes address the likelihood of the timely payment of interest on and ultimate payment of principal of the Series 20[●]-[●] notes in accordance with their terms. The ratings do not, however, address the likelihood that principal of the Series 20[●]-[●] notes will be paid on the expected final payment date. The ratings also do not address the possibility of an early amortization event occurring. Any hired rating agency may subsequently lower or withdraw its rating of the Series 20[●]-[●] notes. If this happens, no person or entity will be obligated to provide any additional credit enhancement for the Series 20[●]-[●] notes (except as provided in this prospectus). In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired rating agencies. See “Risk Factors — The ratings of the notes may be withdrawn or revised, or the notes may receive an unsolicited rating, which may have an adverse effect in the market price of the Series 20[●]-[●] notes” in this prospectus.

Credit Risk Retention	The depositor, a wholly owned subsidiary of NMAC, is the current holder of the transferor interest, which is the interest in the assets of the issuing entity that have not been allocated to any series of notes. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the transferor interest.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of Regulation AB of any hedges materially related to the credit risk of the securities.]

[For securities issued on or after December 24, 2016:]

[Pursuant to the federal interagency credit risk retention rules, codified at 17 C.F.R. Part 246 (“Regulation RR”), the sponsor is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. The sponsor intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of the transferor interest in an amount not less than 5% of the aggregate principal amount of the notes of each outstanding series, excluding any notes held to maturity by the sponsor or its wholly-owned affiliates. The transferor interest meets the requirements for a qualifying “seller’s interest” under Regulation RR. The material terms of the transferor interest are described in this prospectus under “Description of the Trust Agreement — Transferor Interest.”]

[The depositor may transfer all or a portion of transferor interest to another majority-owned affiliate of NMAC after the Series 20[●]-[●] issuance date.]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR.

Registration under the Securities Act	The depositor has filed a registration statement relating to the Series 20[●]-[●] notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

RISK FACTORS

In addition to the other information contained in this prospectus, you should consider carefully the following risk factors in deciding whether to purchase the series 20[●]-[●] notes.

You must rely for repayment primarily upon payments from the issuing entity’s assets which may not be sufficient to make full payments on your notes.	The notes represent indebtedness of the issuing entity and will not be insured or guaranteed by Nissan Motor Acceptance Corporation (the servicer), Nissan Motor Co., Ltd., Nissan North America, Inc., the depositor, or any of their respective affiliates, the indenture trustee, the owner trustee or, unless specified in this prospectus, any other person or entity other than the issuing entity. The only sources of payment on your notes are payments received on or in respect of the receivables and, if and to the extent available, any credit enhancement, incoming payments under any hedge agreement and amounts on deposit in a reserve account or similar account, if any, established for the benefit of your notes. Moreover, if your notes are accelerated following an event of default and the assets of the issuing entity are sold, the proceeds of this sale may not be sufficient to repay your notes.

If an early amortization event occurs, you may receive your principal sooner or later than you expected and you may not receive all of your principal.

If an early amortization event occurs, it may shorten the term and date of final payment of the Series 20[●]-[●] notes. For example, if the balance of the receivables owned by the issuing entity is not maintained at a specified level, the depositor must designate additional accounts, the receivables of which will be transferred to the issuing entity. If additional accounts are not designated by the depositor when required, as described under “Deposit and Application of Funds — Early Amortization Events” in this prospectus, an early amortization event will occur. Or, if an insolvency event relating to Nissan Motor Acceptance Corporation, the issuing entity, Nissan North America, Inc., Nissan Motor Co., Ltd. or the depositor were to occur, an early amortization event will occur. In that case, additional receivables will not be transferred to the issuing entity and principal payments on the Series 20[●]-[●] notes will commence. If an early amortization event occurs, you may receive your principal sooner or later than you expected and you may not receive all of your principal. You may not be able to reinvest the principal repaid to you earlier than expected at a rate of return that is equal to or greater than the rate of return on your notes.

[The occurrence of an early amortization event may also terminate the interest rate swap agreement, and may obligate the issuing entity or indenture trustee to pay a termination payment to the swap counterparty, further reducing the amounts available to make payments on the Series 20[●]-[●] notes after an early amortization event.]

See “The Dealer Floorplan Financing Business” and “Description of the Notes — Principal” and “Deposit and Application of Funds — Early Amortization Events” in this prospectus for more information about the timing of payments on the Series 20[●]-[●] notes.

[The note rate and the receivables interest rate may fluctuate differently resulting in basis risk; the interest rate on the series 20[●]-[●] fixed rate notes is fixed and the interest rate on the receivables is variable, resulting in interest rate risk.	The receivables pay interest at a variable rate based on the LIBOR rate, and the servicer may amend or reduce this rate. The interest rate on the series 20[●]-[●] fixed rate notes is a fixed rate. The trust is not entering into any interest rate hedge agreements for the benefit of the Series 20[●]-[●] noteholders to protect against fluctuations in market interest rates on the receivables. If the servicer reduces the rate on the receivables, collections of receivables allocated to the series 20[●]-[●] notes may be reduced without a corresponding reduction in the amount payable as interest on the series 20[●]-[●] notes. This could result in delayed or reduced principal and interest payments to the holders of the series 20[●]-[●] notes.]

Competition in the automobile industry may result in a decline in Nissan Motor Acceptance Corporation’s ability to generate new receivables resulting in the payment of principal to you earlier or later than expected or in reduced amounts.	The issuing entity depends on Nissan Motor Acceptance Corporation for the generation of new receivables. The ability of Nissan Motor Acceptance Corporation to generate receivables, in turn, depends to a large extent on the sale and lease of automobiles and light-duty trucks manufactured by Nissan Motor Co., Ltd. and Nissan North America, Inc. and distributed by Nissan North America, Inc. There is no assurance that Nissan Motor Acceptance Corporation will continue to generate receivables at the same rates as in past years. If the rate at which the vehicles so financed are sold declines significantly, new receivables may be generated more slowly and outstanding receivables may be repaid more slowly. If the former occurs, an early amortization event may occur resulting in repayment of all or a portion of your notes before the related expected final payment date. If the latter occurs, you might receive principal more slowly than planned.

You may not receive your principal on the expected final payment date because of the performance of other series.	If your series were to enter the accumulation period or an early amortization period while another series in excess principal sharing group [one] was either in the accumulation period or an early amortization period or were to enter the accumulation period or an early amortization period before the principal amount of the Series 20[●]-[●] notes is reduced to zero, available principal amounts from that series will not be available to make payments on the Series 20[●]-[●] notes. As a result, deposits to the accumulation account for, or the payments on, the Series 20[●]-[●] notes may be reduced and final payment of the principal of the Series 20[●]-[●] notes may be delayed. Also, the shorter the accumulation period for the notes of your series, the greater the likelihood that payment in full of the notes of your series on the expected final payment date will depend on available principal amounts from other series in excess principal sharing group [one] to make principal payments on your Series 20[●]-[●] notes.

Additional assets of the issuing entity may decrease the credit quality of the assets securing the repayment of your notes, resulting in reduced, accelerated or delayed payments on your notes.	The depositor expects that it will periodically transfer to the issuing entity receivables arising in connection with additional designated accounts and may, at times, be obligated to transfer receivables arising in connection with additional designated accounts to the issuing entity. While each additional designated account must be an eligible account at the time of its designation, additional designated accounts may not be of the same credit quality as the accounts currently designated for the issuing entity. For example, additional designated accounts may have been originated or acquired by Nissan Motor Acceptance Corporation using credit criteria different from those applied by Nissan Motor Acceptance Corporation to the initial accounts designated for the issuing entity. Consequently, there is no assurance that future additional designated accounts will have the same credit quality as those currently designated for the issuing entity. If additional designated accounts for the issuing entity reduce the credit quality of the assets of the issuing entity, it will increase the likelihood that your receipt of payments will be reduced or will be received earlier or later than the expected final payment date.

You may suffer a loss on your notes if Nissan America, Inc. or Nissan Motor Acceptance Corporation terminates dealer financial assistance.	Nissan Motor Acceptance Corporation currently provides to Nissan- and Infiniti-branded dealers financial assistance in the form of working capital and other loans from Nissan Motor Acceptance Corporation as well as offering a cash incentive for each Nissan or Infiniti retail automobile sales contract or lease that the dealer sells to Nissan Motor Acceptance Corporation. Nissan North America, Inc. provides repurchase protections and other limited incentives to Nissan- and Infiniti-branded dealers. If Nissan Motor Acceptance Corporation or Nissan North America, Inc. were to become unable or were to elect to terminate this financial assistance or these incentives to the dealers, losses on the receivables may increase and you may suffer losses on your notes.

Bankruptcy or other adverse events with respect to Nissan Motor Acceptance Corporation or the depositor could result in payment delays or losses on your notes.

Nissan Motor Acceptance Corporation will treat each transfer of receivables to the depositor as a sale, and the depositor will treat each transfer of the receivables purchased from Nissan Motor Acceptance Corporation to the issuing entity as a valid transfer. However, if either Nissan Motor Acceptance Corporation or the depositor were to become a debtor in a bankruptcy case, a creditor or a trustee-in- bankruptcy of the debtor, or even the debtor itself, may argue that a sale of receivables to the depositor or a transfer of receivables to the issuing entity should be recharacterized as a pledge of the receivables to secure a borrowing of the debtor. In that case, the issuing entity could experience delays in receiving collections on the receivables and required payments to be made on your notes may be delayed. Moreover, if the bankruptcy court were to agree with the argument that the transfers of the receivables were pledges, the issuing entity could also receive less than the full amount of collections.

Some liens on the property of Nissan Motor Acceptance Corporation or the depositor may have priority over the issuing entity’s interest in the receivables. Those liens could include a tax or government lien or other liens permitted under law without the consent of Nissan Motor Acceptance Corporation or the depositor.

In addition, pursuant to cash management agreements between Nissan Motor Acceptance Corporation and certain dealers, Nissan Motor Acceptance Corporation may reduce the principal balances of receivables of such dealers by exercising its right to set-off such principal balances by the amounts in such dealers’ cash management accounts in certain instances. Under the receivables purchase agreement, if Nissan Motor Acceptance Corporation exercises its rights to set-off (or otherwise applies amounts in a dealer’s cash management account to reduce such dealer’s principal receivables), Nissan Motor Acceptance Corporation is obligated to transfer such amounts to the depositor who is in turn obligated to transfer such amounts to the issuing entity. If Nissan Motor Acceptance Corporation is unable to transfer these amounts, those funds may not be available for payment on your notes. Although the cash management account balance reduces the pool balance for purposes of determining whether the issuing entity owns a sufficient amount of principal receivables, if

Nissan Motor Acceptance Corporation is unable to transfer set - off amounts with respect to the cash management accounts, you could suffer a loss on your notes. See “Material Legal Aspects of the Receivables — Matters Relating to Bankruptcy” in this prospectus.

Loss of the security interest in any underlying vehicle could result in losses on your notes.	The assets of the issuing entity include an assignment of Nissan Motor Acceptance Corporation’s security interests in the underlying vehicles securing the receivables. Under applicable state laws, a security interest in an automobile or light-duty truck securing floorplan financing obligations may be perfected by filing a financing statement under the Uniform Commercial Code. Nissan Motor Acceptance Corporation will undertake to perform all actions necessary under applicable state laws to perfect the security interests in the vehicles. However, at the time that a dealer sells or leases a vehicle, the issuing entity’s security interest in the vehicle generally will terminate. Consequently, if a dealer sells or leases a vehicle and subsequently defaults in repaying the amount owed on the related receivable, the issuing entity will not have any recourse to the vehicle and you could suffer a loss on your notes.

Other security interests in the collateral securing the notes may be second lien or subordinated interests and could result in reduced, accelerated or delayed payments on your notes.	In addition to first-priority perfected security interests in the dealer inventory vehicles whose financing relates to the receivables, the assets of the issuing entity include an assignment of security interests in certain non-vehicle collateral that also secures the receivables. Certain other creditors of the dealers who are obligors on the receivables may have security interests in or claims on the vehicle and non-vehicle collateral securing their payment obligations. All of the security interests of these other creditors in the vehicles whose financing relates to the receivables will be junior to the security interests in these vehicles of the issuing entity. Certain of the security interests in the non-vehicle collateral securing any receivables may be junior to the security interests granted in favor of other lenders to or creditors of the dealers. Moreover, these security interests generally will be subordinate to security interests granted in favor of Nissan Motor Acceptance Corporation. Accordingly, a given item of non-vehicle related collateral (or proceeds thereof) may not be realizable to act as a source of payment on your notes. Furthermore, a lender or creditor having any adverse security interests or claims on the collateral may be able to commence foreclosure upon the collateral securing a receivable at times or under circumstances that the servicer might believe to be disadvantageous or inopportune. A foreclosure may result in liquidation of the collateral and recognition of a loss in respect of the receivable, and receipt of collections in respect of amounts due or overdue on the receivable earlier or later than you expected. This action and collections may result in payment on your notes occurring earlier or later than you expected, and the realization of reduced collections and resulting losses on your notes.

You may suffer losses because the servicer may hold collections and commingle them with its own funds.	So long as the conditions as set forth under “Sources of Funds to Pay the Notes — Application of Collections” and the transfer and servicing agreement are met, the servicer will be permitted to hold and commingle some or all of the collections it receives on the receivables with its own funds. During this time, the servicer may invest collections at its own risk and for its own benefit and need not segregate them from its own funds. If the servicer is unable to pay these funds to the issuing entity on the payment date, you may incur a loss on your notes.

Adverse events with respect to Nissan

Motor Acceptance Corporation, its

affiliates or third-party service providers to whom Nissan Motor Acceptance Corporation outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes.

Adverse events with respect to Nissan Motor Acceptance Corporation, its affiliates or a third-party service provider to whom Nissan Motor Acceptance Corporation outsources its activities may result in servicing disruptions or reduce the market value of your notes. Nissan Motor Acceptance Corporation currently outsources some of its activities as servicer to third-party service providers. In the event of a termination and replacement of Nissan Motor Acceptance Corporation as the servicer, or if any of the third-party service providers cannot perform its activities, there may be some disruption of the collection activity with respect to delinquent receivables and therefore delinquencies and credit losses could increase. Nissan Motor Acceptance Corporation is required to accept reassignment of certain receivables (or, at its option, redesignate the accounts related to such receivables and repurchase all receivables under such accounts) that do not comply with representations and warranties made by Nissan Motor Acceptance Corporation in the transfer and servicing agreement, and in its capacity as servicer, Nissan Motor Acceptance Corporation will be required to repurchase receivables (or, at its option, redesignate the accounts related to such receivables and repurchase all receivables under such accounts) if it breaches its servicing obligations with respect to those receivables. If Nissan Motor Acceptance Corporation becomes unable to repurchase any of such receivables and make the related payment to the issuing entity, investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates could result in a reduction in the market value of the related asset-backed securities. For example, Nissan Motor Acceptance Corporation is an indirect wholly-owned subsidiary of Nissan Motor Co., Ltd. Although Nissan Motor Co., Ltd. is not guaranteeing the obligations of the issuing entity for any series of notes, if Nissan Motor Co., Ltd. ceased to manufacture vehicles or support the sale of vehicles or if Nissan Motor Co., Ltd. faced financial or operational difficulties, such events may reduce the market value of Nissan or Infiniti vehicles. Any reduction in the market value of Nissan and Infiniti vehicles may result in lower values realized through any foreclosure proceedings held with respect to those vehicles and as a result, reduce amounts available to pay the notes.

If an event of default occurs, your remedy options will be limited and you may not receive full payment of principal and accrued interest.	Your remedies will be limited if an event of default with respect to the Series 20[●]-[●] notes occurs. After an event of default and the acceleration of the Series 20[●]-[●] notes, interest collections and principal collections allocated to Series 20[●]-[●] and any funds in the [accumulation account or] reserve account will be applied to make payments of monthly interest and principal on your notes until the earlier of the date the Series 20[●]-[●] notes are paid in full and the final maturity date for the Series 20[●]-[●] notes. However, no principal collections will be allocated to Series 20[●]-[●]if its invested amount is zero, even if the outstanding principal amount of the Series 20[●]-[●] notes has not been paid in full. The occurrence of an event of default may also terminate any interest rate [swap] [cap] agreement entered into for the benefit of the Series 20[●]-[●] notes[, and may obligate the issuing entity or indenture trustee to pay a termination payment to the swap counterparty,] further reducing the amounts available to make payments to the holders of the notes after an event of default.

If any event of default occurs and continues, the holders of at least 66 2/3% of the outstanding principal amount of the Series 20[●]-[●] notes may direct the indenture trustee to sell the receivables that are allocated to Series 20[●]-[●] and prepay the Series 20[●]-[●] notes. No predictions can be made as to the length of time that will be required for such a sale to be completed. In addition, the amounts received from a sale in these circumstances may not be sufficient to pay all amounts owed to the holders of the Series 20[●]-[●] notes, and you may suffer a loss.

See “Description of the Indenture — Events of Default; Rights Upon Event of Default” in this prospectus

If Nissan Motor Acceptance

Corporation, the depositor or the

servicer breaches representations and

warranties relating to the receivables,

payments on your notes may be

accelerated, delayed or reduced.

Nissan Motor Acceptance Corporation, the depositor and the servicer are generally not obligated to make any payments on your notes or the receivables. However, if Nissan Motor Acceptance Corporation breaches any of its representations and warranties with respect to a receivable or an account and Nissan Motor Acceptance Corporation fails to cure such breach then, subject to certain conditions, Nissan Motor Acceptance Corporation may be required to accept reassignment of the receivable (or, at its option, redesignate the account related to such receivable and repurchase all receivables under such accounts), and the depositor may be required to accept reassignment of the receivable (or, at its option, redesignate the account related to such receivable and repurchase all receivables under such accounts). Nissan Motor Acceptance Corporation, as servicer, will also be required to repurchase receivables (or, redesignate the accounts related to such receivables and repurchase all receivables under such accounts) from the issuing entity if it breaches its servicing obligations regarding the issuing entity’s receivables, subject to certain conditions. In addition, if the principal balance of any receivable is reduced due to dealer rebate, billing error, returned merchandise and certain other similar non-cash items, Nissan Motor Acceptance Corporation is obligated to pay to the depositor an amount equal to such adjustment, and the depositor is obligated to make a corresponding payment to the issuing entity. If Nissan Motor Acceptance Corporation, the servicer or the depositor fails to make any such payment or to repurchase the receivable (or, redesignate the account related to such receivable and repurchase all receivables under such account), you may experience delays, reductions or accelerated payments on your notes.

Nissan Motor Acceptance Corporation’s ability to change the terms of the receivables may result in delays, reductions or accelerated payments on your notes.	Nissan Motor Acceptance Corporation has the ability to change the terms of the receivables under the designated accounts. These terms may include the applicable interest rates, payment terms and amount of the dealer’s credit line under the designated account, as well as the underwriting procedures. Nissan Motor Acceptance Corporation’s ability to change the terms of the receivables under designated accounts may result in delays, reductions or accelerated payments on your notes.

Issuance of additional series by the issuing entity could affect the timing and amounts of the payments on your notes.	The issuing entity is a master owner trust. Consequently, the issuing entity may issue additional series of notes from time to time. The issuing entity may issue series with terms that are different from Series 20[●]-[●] without your prior review or consent. The terms of a new series could affect the timing and amounts of payments on any other outstanding series. In addition, some actions require the consent of a majority of the noteholders of all outstanding series. The interests of the holders of any new series of notes issued by the issuing entity could be different from your interests. For more details about the issuance of new series, see “Description of the Notes — New Issuances” in this prospectus.

Credit enhancement is limited and if exhausted may result in a loss on your Series 20[●]-[●] notes.

Credit enhancement for the Series 20[●]-[●] notes will be provided by the Series 20[●]-[●] overcollateralization amount as described in this prospectus, by amounts on deposit in the reserve account, and by Series 20[●]-[●] being included in a group of series referred to as excess interest sharing group [one] and excess principal sharing group [one]. The amount of such credit enhancement is limited and may be reduced from time to time.

If the credit enhancement is exhausted, you will be increasingly likely to incur a loss. See “Deposit and Application of Funds — Series 20[●]-[●] Overcollateralization Amount” and “— Reserve Account” in this prospectus for more information about credit enhancement for the Series 20[●]-[●] notes.

The rates at which the receivables are repaid and generated could cause your notes to be paid principal later or earlier than expected.

The payment of principal of your Series 20[●]-[●] notes will depend primarily on dealer repayments of receivables. Pursuant to the terms of the accounts, dealers are required to repay a receivable upon the retail sale or lease of the underlying vehicle. The timing of these sales and leases is uncertain, and there can be no assurance that any particular pattern of dealer repayments will occur. Any significant decline in the dealer payment rate during the accumulation period for your Series 20[●]-[●] notes may cause you to receive final payment of principal after the expected final payment date. Additionally, you may not be able to reinvest any delayed principal payments at the time you receive them at a rate of return equal to the rate of return that will have been available on the expected final payment date.

The opposite situation may occur if the dealer payment rate during the revolving period significantly exceeds the rate at which new receivables are generated. In this case, the pool balance of the issuing entity may fall to a specified level, in which case amounts otherwise payable to the holders of the transferor interest will be deposited in the excess funding account or the depositor will be required to transfer to the issuing entity receivables arising in connection with additional designated accounts. [If the amounts on deposit in the excess funding account on three consecutive determination dates exceed [●]% of the sum of the invested amounts of all outstanding series issued by the issuing entity on each such date, an early amortization event will occur and may result in your receipt of principal before the expected final payment date.] Moreover, any failure by the depositor to make these additional transfers of receivables within ten business days after the date it is required to do so under the transfer and servicing agreement will result in an early amortization event and may result in your receipt of principal before the expected final payment date.

Changes in the level of losses may result in accelerated, reduced or delayed payments on your Series20 [●] notes.	There can be no assurance that the historical level of losses or delinquencies experienced by Nissan Motor Acceptance Corporation on its U.S. dealer floorplan portfolio are predictive of future performance of the issuing entity’s receivables. Losses or delinquencies could increase significantly for various reasons, including changes in local, regional or national economies or due to other events. Any significant increase in losses or delinquencies on the receivables may result in accelerated, reduced or delayed payments on your Series 20[●]-[●] notes.

You may have difficulty selling your Series 20[●]-[●] notes and/or obtaining your desired price due to the absence of a secondary market.	The issuing entity will not list the Series 20[●]-[●] notes on any securities exchange. Therefore, in order to sell your Series 20[●]-[●] notes, you must first locate a willing purchaser. In addition, currently, no secondary market exists for the Series 20[●]-[●] notes. There can be no assurance that a secondary market will develop. The underwriters intend to make a secondary market for the Series 20[●]-[●] notes by offering to buy notes from investors that wish to sell. However, the underwriters are not obligated to offer to buy the Series 20[●]-[●] notes and they may stop making offers at any time.

Lack of liquidity in the secondary market may adversely affect your notes	There will be no market for the notes prior to their issuance, and there can be no assurance that a secondary market will develop after such issuance. Recent and continuing events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government programs to assist financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the deleveraging of structured investment vehicles, hedge funds, financial institutions and other entities, and the lowering of ratings on certain asset-backed securities, have caused a significant reduction in liquidity in the secondary market for asset-backed securities. Illiquidity can have a severely adverse effect on the market value of securities that are especially sensitive to prepayment, credit or interest risk, such as the notes. See “Risk Factors — You may have difficulty selling your Series 20[●]-[●] notes and/or obtaining your desired price due to the absence of a secondary market” in this prospectus.

Recent economic developments may adversely affect the performance and market value of your Series 20[●]-[●] notes.	The United States is experiencing a continuing period of economic slowdown that may adversely affect the performance and market value of your Series 20[●]-[●] notes. High unemployment and the continued reduced availability of credit may lead to increased default rates. This period may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile floorplan loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic slowdown may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales.

Economic and social factors may adversely affect the performance and market value of your Series 20[●]-[●] notes.	Payments on your notes are primarily dependent on payment of the underlying receivables, which in turn depends primarily on the sale or lease of the underlying vehicles by the dealers and the dealers’ ability to repay their receivables. Economic, social and other factors may affect the rate of vehicle sales and leases, which could adversely affect repayment of the receivables and payments on the notes. For example:

• The level of sales and leases of vehicles may change because of a variety of economic and social factors, including. interest rates, unemployment levels, the rate of inflation and consumer perception of general economic conditions.
•

Social factors, including consumer perception of Nissan and Infiniti branded products and other used car branded products in the marketplace, as well as consumer demand for vehicles generally, may affect the rate of vehicle sales and leases.

•

The pricing of used vehicles is affected by supply and demand for used vehicles, which in turn is affected by consumer tastes, economic factors, fuel costs, significant vehicle recalls, the introduction and pricing of new car models and other factors, including concerns about the viability of the related vehicle manufacturer and/or an actual failure or bankruptcy of the related vehicle manufacturer.

•

Decisions by Nissan North America, Inc. with respect to new vehicle production, pricing and incentives (which are not in the control of the issuing entity or the depositor) may affect vehicle sales and leases, as well as used vehicle prices, particularly those for the same or similar models.

•

The effect of military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity.

There can be no determination or prediction as to whether or to what extent economic or social factors or other market factors will affect the level of sales and leases. Any significant decline in the level of sales or leases may cause you to receive payment of principal later or earlier than the expected final payment date. Investors should consider the possible effects of these factors on delinquency, default and payment experience of the receivables.

Geographic concentration of the dealers from which receivables are originated may increase the risk of loss on your Series 20[●]-[●] notes.	As of the [statistical cut-off date], Nissan Motor Acceptance Corporation’s records indicate that the addresses of the dealers from which the receivables in the issuing entity are generated were most highly concentrated in the following states:

		Percentage of Total	Principal Balance

[●] [●]%

No other state, based on the addresses of the dealerships, accounted for more than [5.00]% of the total principal balance of the receivables (gross of the cash management account balance) in the issuing entity as of the [statistical cut-off date]. Economic conditions or other factors affecting these states in particular may adversely affect the delinquency, credit loss or repossession experience of the issuing entity.

[If 10% or more of the pool assets are located in any one state, insert disclosure regarding any economic or other factors specific to such state that may materially impact the pool as required by Item 1111(b)(14) of Regulation AB.]

Dealer concentrations may result in larger losses from a group of affiliated dealers.	As of the [statistical cut-off date], Nissan Motor Acceptance Corporation provided wholesale or floorplan financing to [●] groups of affiliated dealers in the issuing entity. Although the [●] largest dealer groups accounted for no more than [●]% of the total principal balance as of the statistical cut-off date, the single largest group of dealers, [●] and its affiliates, accounted for [●]% of the total gross principal balance of the receivables as of that date. A default by one or more group of affiliated dealers may result in delays or reductions on your Series 20[●]-[●] notes.

[This prospectus provides information regarding the characteristics of the receivables in the issuing entity as of the statistical cut-off date that may differ from the characteristics of the receivables owned by the issuing entity on the Series 20[●] issuance date as of the Series 20[●] cut-off date.	This prospectus describes the characteristics of the receivables in the issuing entity as of the [statistical cut-off date]. The receivables owned by the issuing entity on the Series 20[●]-[●] issuance date may have characteristics that differ somewhat from the characteristics of the receivables in the issuing entity as of the [statistical cut-off date] as described in this prospectus due to paydowns or new purchases. We do not expect the characteristics (as of the Series 20[●]-[●] cut-off date) of the receivables owned by the issuing entity on the Series 20[●]-[●] issuance date to differ materially from the characteristics (as of the [statistical cut-off date]) of the receivables in the issuing entity as described in this prospectus, and each receivable must satisfy the eligibility criteria specified in the transaction documents. If you purchase a note, you must not assume that the characteristics of the receivables owned by the issuing entity on the Series 20[●]-[●] issuance date will be identical to the characteristics of the receivables in the issuing entity as of the [statistical cut-off date] as disclosed in this prospectus.]

You may suffer losses on your Series 20[●] notes if the servicer holds collections and commingles them with its own funds.	So long as Nissan Motor Acceptance Corporation is the servicer, if each condition to making monthly deposits described in “Sources of Funds to Pay the Notes — Application of Collections” is satisfied, Nissan Motor Acceptance Corporation, as the servicer, may retain all payments on receivables and all proceeds of receivables collected during a collection period until the business day preceding the related payment date. [Currently, Nissan Motor Acceptance Corporation does not satisfy such condition.] During this time, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. On or before the business day preceding a date on which payments are due to be made on the notes, the servicer must deposit into the collection account all payments on receivables received from dealers and all proceeds of receivables collected during the related collection period (other than, in certain circumstances, amounts owed to the holders of the transferor interest). If the servicer is unable to deposit these amounts into the collection account, you may incur a loss on your Series 20[●]-[●] notes due to reduced payments on the notes. Also, those amounts may be held in accounts of Nissan Motor Acceptance Corporation that are subject to liens of or claims by other creditors of Nissan Motor Acceptance Corporation that would be superior to those of the Series 20[●]-[●] noteholders.

Because the Series 20[●]-[●] notes are in book-entry form, your rights can only be exercised indirectly

Because the Series 20[●]-[●] notes [(other than any notes retained by the depositor or conveyed to an affiliate of the depositor)] will be issued in book-entry form, you will be required to hold your interest in the Series 20[●]-[●] notes through The Depository Trust Company in the United States, or Clearstream Banking société anonyme or the Euroclear System in Europe or Asia. Transfers of interests in the Series 20[●]-[●] notes within The Depository Trust Company, Clearstream Banking société anonyme or the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the Series 20[●]-[●] notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The Series 20[●]-[●] notes will remain in book-entry form except in the limited circumstances described in “Description of the Notes — Book-Entry Registration” in this prospectus. Unless and until the Series 20[●]-[●] notes cease to be held in book-entry form, neither the indenture trustee nor the owner trustee will recognize you as a “noteholder” or as a “securityholder,” respectively. As a result, you will only be able to exercise the rights of securityholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking société anonyme and the Euroclear System (in Europe or Asia) and their participating organizations. Holding the Series 20[●]-[●] notes in book-entry form may also limit your ability to pledge your Series 20[●]-[●] notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking société anonyme or the Euroclear System and to take other actions that require a physical certificate representing the Series 20[●]-[●] notes.

Interest on and principal of the Series 20[●]-[●] notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the Series 20[●]-[●] notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of interest and principal payments from the issuing entity

The ratings of the notes may be withdrawn or revised, or the notes may receive an unsolicited rating, which may have an adverse effect on the market price of the Series 20[●]-[●] notes

A security rating is not a recommendation to buy, sell or hold the Series 20[●]-[●] notes. The ratings are an assessment by the applicable rating agency of the likelihood that interest on the Series 20[●]-[●] notes will be paid on a timely basis and that the Series 20[●]-[●] notes will be paid in full by its final scheduled payment date. Ratings on the notes may be lowered, qualified or withdrawn at any time at the sole discretion of the applicable rating agency (including the hired rating agencies), without notice from the issuing entity or the depositor, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the hired rating agencies on a website that is accessible by a rating agency that is not a hired rating agency. The ratings do not consider to what extent the notes will be subject to prepayment or that the outstanding principal amount of the Series 20[●]-[●] notes will be paid prior to the final scheduled payment date for the Series 20[●]-[●] notes.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the hired rating agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the hired rating agencies, the liquidity or the market value of your notes may be adversely affected. Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement of the notes, and not to rely solely on the rating of the notes.

[Risks associated with the interest rate cap agreement.]	[General. The issuing entity is obligated to make payments of interest accrued on the Series 20[●]-[●] notes at a floating interest rate, but the receivables are fixed monthly obligations. The issuing entity will enter into an interest rate cap agreement with [●], as the interest rate cap provider, to enable the issuing entity to issue notes bearing interest at floating rates. If LIBOR related to any payment date exceeds the cap rate of [●]%, the interest rate cap provider will pay to the issuing entity an amount equal to the product of:

	1.	LIBOR for the related payment date minus the cap rate of [●]%;

	2.	the notional amount on the cap, which will equal the [total outstanding principal amount on the Series 20[●]-[●] notes on the first day of the interest period related to such payment date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the series issuance date, to but excluding the first payment date, and the denominator of which is [360][365].

You should refer to “The Interest Rate Cap Agreement” in this prospectus for a description of the key provisions of the interest rate cap agreement.

Interest Rate Cap Provider Risk; Performance and Ratings Risks. The amounts available to the issuing entity to make payments on the notes depend in part on the operation of the interest rate cap agreement and the performance by the interest rate cap provider of its obligations under the interest rate cap agreement. The ratings of all the notes take into account the provisions of the interest rate cap agreement and the ratings currently assigned to the interest rate cap provider.

During those periods in which LIBOR is substantially greater than the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the interest rate cap provider in order to make payments on the notes. If the interest rate cap provider fails to pay the amounts due under the interest rate cap agreement, the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest and principal payments on your notes.

The interest rate cap provider’s senior unsecured debt obligations currently are rated “[●]” from [●], and “[●]” from [●]. A downgrade, suspension or withdrawal of any rating of the interest rate cap provider by a rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by the rating agencies to the notes. Investors should make their own determinations as to the likelihood of performance by the interest rate cap provider of its obligations under the interest rate cap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the notes would likely have adverse consequences on the liquidity or market value of the notes.

Early Termination May Affect Weighted Average Life and Yield. Certain events (including some that are not within the control of the issuing entity or the interest rate cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. Depending on the reason for the termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the interest rate cap provider fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate cap agreement and to the extent the interest rates on the Series 20[●]-[●] notes exceed the fixed rate the issuing entity had been required to pay the interest rate cap provider under the interest rate cap agreement, the amount available to make payments on the notes will be reduced. In addition, if the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate a portion of the assets of the issuing entity. If a liquidation occurs close to the date when the notes otherwise would have been paid in full, repayment of the notes might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Additionally, liquidation proceeds may not be sufficient to repay the notes in full.

[Risks associated with the interest rate swap agreement.]	[General. The issuing entity will enter into an interest rate swap agreement because payments under the receivables are fixed monthly obligations while the Series 20[●]-[●] notes will bear interest at a floating rate based on [ -month] LIBOR. The issuing entity will use payments made by the interest rate swap counterparty to help make interest payments on the Series 20[●]-[●] notes.

You should refer to “The Interest Rate Swap Agreement” in this prospectus for a description of the key provisions of the interest rate swap agreement.

Interest Rate Swap Counterparty Risk; Performance and Ratings Risks. The amounts available to the issuing entity to make payments on the notes depend in part on the operation of the interest rate swap agreement and the performance by the interest rate swap counterparty of its obligations under the interest rate swap agreement. The ratings of the notes take into account the provisions of the interest rate swap agreement and the ratings currently assigned to the interest rate swap counterparty.

During those periods in which the floating LIBOR-based rate payable by the interest rate swap counterparty is substantially greater than the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the interest rate swap counterparty in order to make interest payments on the Series 20[●]-[●] notes. If the interest rate swap counterparty fails to pay the net amount due, you may experience delays and/or reductions in the interest payments on your notes.

On the other hand, during those periods in which the floating rate payable by the interest rate swap counterparty is less than the fixed rate payable by the issuing entity, the issuing entity will be obligated to make payments to the interest rate swap counterparty. The interest rate swap counterparty will have a claim on a portion of the assets of the issuing entity for the net amount due, if any, to the interest rate swap counterparty under the interest rate swap. The interest rate swap counterparty’s claim for payments other than termination payments will be higher in priority than payments on the notes and termination payments will be pari passu with interest on the notes. If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in interest payments on your notes.

The interest rate swap counterparty’s senior unsecured debt obligations currently are rated “[●]” from [●], and “[●]” from [●]. A downgrade, suspension or withdrawal of any rating of the interest rate swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by the rating agencies to the notes. Investors should make their own determinations as to the likelihood of performance by the interest rate swap counterparty of its obligations under the interest rate swap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the notes would likely have adverse consequences on the liquidity or market value of the notes.

Early Termination May Affect Weighted Average Life and Yield. Certain events (including some that are not within the control of the issuing entity or the interest rate swap counterparty) may cause the termination of the interest rate swap agreement. Certain of these events will not cause a termination of the interest rate swap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate swap agreement. Depending on the reason for the termination, a termination payment may be due to the issuing entity or to the interest rate swap counterparty. The amount of any termination payment will be based on the market value of the interest rate swap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the interest rate swap counterparty fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate swap agreement and to the extent the interest rates on the Series 20[●]-[●] notes exceed the fixed rate the issuing entity had been required to pay the interest rate swap counterparty under the interest rate swap agreement, the amount available to make payments on the notes will be reduced. If, on the other hand, the interest rate swap agreement is terminated and the issuing entity is required to pay termination payments to the interest rate swap counterparty, the payments, if any, will be pari passu with payments of interest on the notes and may reduce the amount available to pay interest on the notes. In addition, if the notes are accelerated after the interest rate swap agreement terminates, the indenture trustee may under certain circumstances liquidate a portion of the assets of the issuing entity. If a liquidation occurs close to the date when the notes otherwise would have been paid in full, repayment of the notes might be delayed while liquidation of the assets is occurring. Additionally, liquidation proceeds may not be sufficient to repay the notes in full.

[You may experience reduced returns on the Series 20[●]-[●] notes resulting from distribution of amounts in the pre-funding account.]

[On one or more occasions following the closing date until the end of the funding period, the issuing entity may purchase receivables from the depositor, which, in turn, will acquire these receivables from the seller with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the funding period. This prepayment of principal could have the effect of shortening the weighted average life of the Series 20[●]-[●] notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on the Series 20[●]-[●] notes.]

Potential rating agency conflict of interest and regulatory scrutiny may affect the market value of your notes

The sponsor has hired the hired rating agencies to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the hired rating agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

Furthermore, rating agencies, including the hired rating agencies, have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis. Such scrutiny, and any actions such legislative and regulatory bodies may take as a result thereof, may result in changes to the methodology used by the hired rating agencies to rate the notes or reputational harm to the hired rating agencies. These factors may in turn have an adverse effect on the market value of the notes and your ability to resell your notes.

Federal financial regulatory reform

could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes

On July 21, 2010, President Obama signed into law the Dodd-Frank

Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Although the Dodd-Frank Act generally took effect on July 22, 2010, many provisions did not take effect for some time, some provisions are still not effective and many provisions require implementing regulations to be issued. The Dodd-Frank Act is extensive and significant legislation that, among other things: creates a framework for the liquidation of certain bank holding companies and other nonbank financial companies, defined as “covered financial companies”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in the event such a subsidiary is in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on financial stability or economic conditions of the United States; creates a new framework for the regulation of over-the-counter derivatives activities; strengthens the regulatory oversight of securities and capital markets activities by the SEC; and creates the Bureau of Consumer Financial Protection (“CFPB”), a new agency responsible for administering and enforcing the laws and regulations for consumer financial products and services.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. The CFPB has issued a final rule, expanding its authority to larger participants in the automobile financing market. The final rule become effective August 31, 2015. Under the definitions included in the final rule, NMAC is considered a larger participant. Consequently, NMAC is subject to the supervisory and examination of authority of the CFPB.

The Dodd-Frank Act also increases the regulation of the securitization markets. For example, implementing regulations will require securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as Nissan Motor Acceptance Corporation. Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies over the next couple of years. As such, in many respects, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity and/or their respective affiliates. In addition, no assurance can be given that the liquidation framework for the resolution of “covered financial companies” or the “covered subsidiaries” would not apply to Nissan Motor Acceptance Corporation or its affiliates, the issuing entity or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the Indenture Trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of the receivables as further described under “Material Legal Aspects of the Receivables – Dodd-Frank Orderly Liquidation Framework” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes. See “Material Legal Aspects of the Receivables – Dodd-Frank Orderly Liquidation Framework” in this prospectus.

Retention of notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes	A portion of the notes may be retained by the depositor or conveyed to an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand for and market price for the notes already in the market could be adversely affected.

[The note rates and the receivables interest rate may fluctuate differently resulting in basis risk; the interest rate on the Series 20[●]-[●] fixed rate notes is fixed and the interest rate on the receivables is variable, resulting in interest rate risk	The receivables pay interest at a variable rate based on the LIBOR rate, and the servicer may amend or reduce this rate. The interest rate on the Series 20[●]-[●] fixed rate notes is a fixed rate. The issuing entity is not entering into any interest rate hedge agreements for the benefit of the Series 20[●]-[●] noteholders to protect against fluctuations in market interest rates on the receivables. If the servicer reduces the rate on the receivables, collections of receivables allocated to the Series 20[●]-[●] notes may be reduced without a corresponding reduction in the amount payable as interest on the Series 20[●]-[●] notes. This could result in delayed or reduced principal and interest payments to the holders of the Series 20[●]-[●] notes.]

[The allocation of Series 20[●]-[●] notes is unknown and if the principal balance of one class of such notes is small, liquidity on such class of notes could be reduced

The allocation of the principal balance between the Class A-1 notes and the Class A-2 notes may not be known until the day of pricing, and one of the two classes may not be issued or may have a very small principal balance. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal balance of the Series 20[●]-[●] fixed rate notes is increased (relative to the corresponding Series 2015-A floating rate notes), there will be a greater amount of fixed rate securities issued by the trust, and therefore the trust will have a greater exposure to fluctuations in the floating rate payable on the receivables.

Because the aggregate amount of Series 20[●]-[●] notes is fixed as set forth on the cover of this offering memorandum, the division of the aggregate Series 20[●]-[●] principal balance between the Series 20[●]-[●] floating rate notes and the Series 20[●]-[●] fixed rate notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

For definitions of some of the terms used in this prospectus, see the Glossary beginning on page [●] of this prospectus.

THE ISSUING ENTITY

Nissan Master Owner Trust Receivables, the issuing entity, is a Delaware statutory trust. The issuing entity was formed on May 13, 2003, pursuant to the Trust Agreement.

The issuing entity will not engage in any activity other than:

•	acquiring, owning and managing the Issuing Entity Assets and the proceeds of the Issuing Entity Assets;

•	issuing and making payments on the Notes that it issues; and

•	engaging in any other activities that are necessary, suitable or convenient to accomplish any of the purposes listed above or in any way connected with those activities.

The fiscal year of the issuing entity ends on March 31st of each year, unless changed by the issuing entity.

The issuing entity’s principal place of business is located in care of the owner trustee at [Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890].

The issuing entity does not have any officers or directors. Its administrator is NMAC. As administrator of the issuing entity under an administration agreement, NMAC will generally direct the administrative actions to be taken by the issuing entity as described in “Description of the Administration Agreement” in this prospectus. NMAC has also been appointed to act as the servicer with respect to the Receivables. The servicer will service the Receivables pursuant to the Transfer and Servicing Agreement and will be compensated for those services as described in “Description of the Transfer and Servicing Agreement — Servicing Compensation and Payment of Expenses” and “Description of the Notes — Servicing Compensation and Payment of Expenses” in this prospectus.

The assets of the issuing entity consist of:

•	Receivables existing in the designated Accounts at the close of business on the [Series 20[•]-[•]][Statistical] Cut-Off Date and receivables generated under the designated Accounts from time to time after that date, as well as receivables generated under any Accounts added from time to time;

•	all funds collected or to be collected in respect of those Receivables;

•	all funds on deposit in the issuing entity’s Accounts;

•	any enhancement issued with respect to any particular series or class of Notes; and

•	a first priority perfected security interest in motor vehicles [and forklifts] related to the Receivables, and in some cases, a subordinated security interest in parts inventory, equipment, fixtures, service Accounts and realty and/or a personal guarantee, and/or a security interest in NMAC’s rights to amounts in any Cash Management Account.

Restrictions on Activities

As long as the Notes are outstanding, the issuing entity will not, among other things:

•	sell, transfer, exchange, pledge or otherwise dispose of any part of the Issuing Entity Assets, except as permitted by the Indenture, the Receivables Purchase Agreement, the Trust Agreement or the Transfer and Servicing Agreement;

•	claim any credit on, or make any deduction from the principal or interest payable in respect of, the issued Notes (other than amounts properly withheld from such payments under the Code or other applicable state law); or assert any claim against any present or former Noteholder by reason of the payment of any taxes levied or assessed upon any part of the Issuing Entity Assets;

•	permit (A) the validity or effectiveness of the Indenture to be impaired or the lien under the Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under the Indenture, except as may be expressly permitted by the Indenture, (B) any lien (other than the lien of the Indenture) to be created on the Issuing Entity Assets or any part thereof or any interest therein or the proceeds thereof, except as permitted by the Indenture, or (C) the lien of the Indenture not to constitute a valid first priority perfected security interest in the Issuing Entity Assets; or

•	voluntarily dissolve or liquidate.

The issuing entity may not consolidate with, merge into or sell its business to, another person, unless:

•	the Person is organized under the laws of the United States or any one of its states or District of Columbia and expressly assumes, by supplemental indenture, the issuing entity’s obligation to make due and punctual payments upon the Notes and the performance of every covenant of the issuing entity under the Indenture;

•	no Event of Default or Early Amortization Event will exist immediately after the merger, consolidation, conveyance or transfer;

•	the issuing entity has delivered to the indenture trustee an opinion of counsel and an officer’s certificate each stating that the merger, consolidation, conveyance or transfer and the supplemental indenture satisfies all requirements under the Indenture; and that the supplemental indenture is duly authorized, executed and delivered and is valid, binding and enforceable against such Person;

•	the Rating Agency Condition has been satisfied with respect to the merger, consolidation, conveyance or transfer;

•	the issuing entity will have received a Required Federal Income Tax Opinion and has delivered a copy to the indenture trustee; and

•	any action necessary to maintain the lien of the Indenture will have been taken.

Ca pitalization of the Issuing Entity

The issuing entity’s capital structure has two main elements:

•	the Notes issued to investors, including the Series 20[●]-[●] Notes, as described under “Description of the Notes” in this prospectus; and

•	the Transferor Interest, a portion of which is subordinated to the Series 20[●]-[●] Notes in the form of the Series 20[●]-[●] Overcollateralization Amount.

OWNER TRUSTEE

[Insert disclosure required under Item 1109 of Regulation AB.]

For a description of the roles and responsibilities of the owner trustee, see “Description of the Trust Agreement” in this prospectus.

INDENTURE TRUSTEE

[Insert disclosure required under Item 1109 of Regulation AB.]

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” in this prospectus.

THE DEPOSITOR

Nissan Wholesale Receivables Corporation II, the depositor, is a wholly owned subsidiary of NMAC and was incorporated in the State of Delaware on April 29, 2003. The depositor was organized for limited purposes, which include purchasing Receivables from NMAC and transferring those Receivables to the issuing entity and any related activities. The depositor has no substantial assets other than those related to the activities described in this paragraph.

Since its formation in April 2003, Nissan Wholesale Receivables Corporation II has been the depositor in each of NMAC’s dealer floorplan securitization transactions, and has not participated in or been a party to any other financing transactions. For more information regarding NMAC’s floorplan securitization program, you should refer to “The Sponsor and Servicer — Floorplan Securitization” and “The Dealer Floorplan Financing Business” in this prospectus.

The depositor will transfer to the issuing entity, on an on-going basis, the Receivables that it acquires from NMAC. The interest that represents the right to receive all cash flows from Issuing Entity Assets not allocable to any series of Notes or to credit enhancement providers, if any, or not otherwise allocated to noteholders of any series is the “Transferor Interest.” The depositor or one of its affiliates will initially own the Transferor Interest[, but may, subject to various limitations, subsequently sell all or a portion of the Transferor Interest to another party through the issuance of a supplemental interest, which may be held in either certificated or uncertificated form] [and will not transfer or hedge the Transferor Interest (or portion thereof) except as permitted under Regulation RR]. As holder of the Transferor Interest, the depositor will have certain rights and obligations under the Trust Agreement, including (i) indemnification of the owner trustee of the issuing entity and (ii) amendment of the Trust Agreement.

The principal executive office of the depositor is located at One Nissan Way, Franklin, Tennessee 37067. The telephone number of the depositor is (615) 725-1122.

THE SPONSOR AND SERVICER

Overview

NMAC was incorporated in the state of California in November 1981 and began operations in February 1982. NMAC is a wholly owned subsidiary of Nissan North America, Inc. (“NNA”), the primary distributor of Nissan and Infiniti vehicles in the United States. NNA is a direct wholly owned subsidiary of Nissan Motor Co., Ltd., a Japanese corporation (“NML”), which is a worldwide manufacturer and distributor of motor vehicles and industrial equipment.

NMAC provides indirect retail automobile and light-duty truck sale and lease financing by purchasing retail installment contracts and leases from Dealers in all 50 states of the United States. NMAC also provides direct wholesale financing to many of those Dealers by financing inventories and other dealer activities, such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. The principal executive offices of NMAC are located at One Nissan Way, Franklin, Tennessee 37067. NMAC also has a centralized operations center in Irving, Texas that performs underwriting, servicing and collection activities. Certain back office operations, including finance, accounting, legal and human resources, have been reorganized as functional departments under NNA. NMAC’s primary telephone number is (214) 596-4000.

Wholesale and Other Dealer Financing

NMAC’s Commercial Credit Department (the “Commercial Credit Department”) supports Dealers by offering wholesale and other dealer financing for a variety of such Dealers’ business needs.

Wholesale Financing. Pursuant to an automotive wholesale financing and security agreement (a “Floorplan Financing Agreement”), with respect to vehicles, the Commercial Credit Department provides wholesale financing to Dealers for their purchase of inventories of new and used Nissan, Infiniti and other vehicles in the normal course of business for their sale to retail buyers and lessees. In addition to wholesale financing for vehicle inventories, the Commercial Credit Department also provides wholesale financing to Dealers for their purchase of inventories of new and used UniCarriers forklifts in the normal course of business for their sale, rental or lease. Upon approval, each Dealer enters into a Floorplan Financing Agreement with NMAC that provides NMAC, among other things, with a first priority security interest in the financed vehicles or, if applicable, forklifts. The principal and interest payments received on each Account are the “floorplan receivables.” See “The Dealer Floorplan Financing Business”.

[NMAC has been originating and servicing floorplan receivables for more than [●] years. At [●], 20[●], NMAC serviced $[●] of floorplan receivables, including receivables transferred to the issuing entity and receivables owned by NMAC. The total principal amount of floorplan receivables serviced by NMAC increased to $[●] at [●], 20[●] and $[●] at [●], 20[●]. As of [●], 20[●], the total principal amount of floorplan receivables serviced by NMAC was $[●]. The foregoing information regarding the size of NMAC’s managed portfolio does not include floorplan receivables arising from the inventory financing of forklifts, which NMAC has been originating and servicing for [●] years. For additional information regarding the portfolio of floorplan receivables owned by the issuing entity and managed by NMAC, see “The Trust Portfolio” in this prospectus.]

Other Dealer Financing. NMAC extends term loans and revolving lines of credit to Dealers for business acquisitions, facilities refurbishment, real estate purchases, construction, and working capital requirements. NMAC also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, for wholesale, working capital, real estate, and business acquisitions. These loans are typically secured with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. NMAC generally requires a personal guarantee from the Dealer and other owners of significant interests in the dealership entity, or dealerships, unless waived. Although the loans are typically collateralized or guaranteed the value of the underlying collateral or guarantees may not be sufficient to cover NMAC’s exposure under such agreements.

NMAC Responsibilities in Securitization Programs

Since 2000, one of the primary funding sources for NMAC has been financing retail installment contracts, loans and leases through the issuance of term asset-backed securities (each issuance, an “ABS”). Three types of assets are financed through NMAC’s ABS program: retail installment contracts, operating leases and floorplan loans to Dealers. As described in more detail below, NMAC’s primary responsibilities with respect to each type of securitized assets consist of (i) acquiring the retail installment contracts and leases from Dealers and making loans to Dealers, (ii) selling the retail installment contracts, leases and floorplan loans to a special purpose entity in connection with the issuance of an ABS, and (iii) servicing the retail installment contracts, leases and floorplan loans throughout the life of the ABS.

These loans and leases are purchased by NMAC from Dealers or are loans made by NMAC to Dealers. NMAC generally holds or ages these loans and leases for an interim period prior to transferring them in connection with issuing an ABS. During this interim period, NMAC’s financing needs are met in part through the use of warehouse finance facilities. These warehouse finance facilities are provided by a number of financial institutions and provide liquidity to fund NMAC’s acquisition of loans and leases. These warehouse facilities are sometimes structured as secured revolving loan facilities, and sometimes as repurchase agreements.

A significant portion of NMAC’s financial assets are sold in asset-backed transactions, although such assets remain on NMAC’s balance sheet. These assets support payments on the ABS issued by securitization trusts and are not available to NMAC’s creditors generally.

Floorplan Securitization

NMAC will from time to time designate certain Accounts and sell the floorplan receivables arising from those Accounts to NWRC II. NWRC II will then sell the floorplan receivables to the issuing entity, which then from time to time will issue series of notes secured by those floorplan receivables.

NMAC’s dealer floorplan asset-backed program was first established and utilized for the $950,000,000 Nissan Master Owner Trust Receivables, Series 2003-A Notes transaction.

NMAC will service the floorplan receivables in accordance with customary procedures and guidelines that it uses in servicing Dealer floorplan receivables for its own account or for others and in accordance with the agreements it has entered into with the applicable Dealers. Servicing activities performed by the servicer include, among others, collecting and recording payments, making any required adjustment to the floorplan receivables, monitoring Dealer payments, evaluating increases in credit limits and maintaining internal records with respect to each Account. The servicer may also change, in limited circumstances, the terms of the floorplan receivables under the designated Accounts. These terms may include the applicable interest rates, payment terms and amount of a given Dealer’s credit line under the related designated Account, as well as the underwriting procedures.

Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable financing documents), NMAC generally expects to service the floorplan receivables financed in an ABS transaction for the life of such assets. For more information regarding the circumstances under which NMAC may be replaced or removed as servicer of the receivables, you should refer to “Description of the Transfer and Servicing Agreement” in this prospectus. If the servicing of any receivables were to be transferred from NMAC to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although NMAC expects that any increase in any such delinquencies would be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the receivables as a result of any servicing transfer. See “Risk Factors — Adverse events with respect to Nissan Motor Acceptance Corporation, its affiliates or third-party service providers to whom Nissan Motor Acceptance Corporation outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

See “The Dealer Floorplan Financing Business” in this prospectus for more detailed information regarding NMAC’s responsibilities in its floorplan securitization program.

General

NMAC began operations in February 1982 and shortly thereafter started servicing auto retail loans and leases and launched its lease financing business. In 1995, the operations of Infiniti Financial Services were assumed by NMAC. NMAC subsequently expanded its servicing portfolio to include loans to Dealers.

NMAC is the servicer for all of the loans, leases and floorplan receivables that it finances. As servicer, NMAC generally handles all collections, administers defaults and delinquencies and otherwise services the loans, the leases, the floorplan receivables and the related vehicles.

In the normal course of its servicing business, NMAC outsources certain of its administrative functions to unaffiliated third party service providers, as well as to certain affiliated companies. The third parties providing those administrative functions do not have discretion relating to activities that NMAC believes would materially affect the amounts realized or collected with respect to the receivables or the timing of receipt of such amounts. Moreover, NMAC retains ultimate responsibility for those administrative functions under the Transfer and Servicing Agreement and should any of those third parties not be able to provide those functions, NMAC believes those third parties could easily be replaced. Therefore, failure by a third party service provider to provide the administrative functions is not expected to result in any material disruption in NMAC’s ability to perform its servicing functions under the Transfer and Servicing Agreement. See “Risk Factors — Adverse events with respect to Nissan Motor Acceptance Corporation, its affiliates or third-party service providers to whom Nissan Motor Acceptance Corporation outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, is the current holder of the Transferor Interest, which is the interest in the assets of the issuing entity that have not been allocated to any series of Notes. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the Transferor Interest.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of Regulation AB of any hedges materially related to the credit risk of the securities.]

[For securities issued after December 24, 2016:]

[Pursuant to the federal interagency credit risk retention rules, codified at 17 C.F.R. Part 246 (“Regulation RR”), NMAC is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of the Transferor Interest in an amount not less than 5% of the principal amount of the notes of each series, excluding any notes held to maturity by the sponsor or its wholly-owned affiliates. The Transferor Interest has been structured to be a qualifying “seller’s interest” under Regulation RR. The Transferor Interest is collateralized by the Receivables and other assets of the issuing entity, is pari passu with or subordinated to each series of investor ABS interests issued by the issuing entity, and adjusts for fluctuations in the outstanding principal balance of the pool assets. The material terms of the Transferor Interest are described in this prospectus under “Description of the Trust Agreement – Transferor Interest.”

The principal portion of the Transferor Interest is the “Transferor Amount,” which represents, as of any date of determination, the excess of the Pool Balance on that date over the Trust Nominal Liquidation Amount. On the Series [●]-[●] Issuance Date, the Transferor Amount will be approximately [●]% of the aggregate principal amount of the Notes of each series issued by the issuing entity, based on the Pool Balance as of [●], 20[●]. The actual percentage of the aggregate principal amount of the Notes of each series represented by the Transferor Amount on the Series 20[●]-[●] Issuance Date will be included in the first Form 10-D filed by the depositor after the Series 20[●]-[●] Issuance Date.]

[The depositor may transfer all or a portion of Transferor Interest to another majority-owned affiliate of NMAC after the Series 20[●]-[●] issuance date. However, the portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR.]

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the depositor and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving dealer floorplan receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the Accounts or the Receivables. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or any underwriter to perform pre-closing due diligence work on the Accounts or the Receivables, (b) the asset representations reviewer no longer meets the eligibility requirements of the asset representations review agreement or (c) upon a determination that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law. Upon the occurrence of one of the foregoing events, the asset representations reviewer will promptly resign and the sponsor will appoint a successor asset representations reviewer. Further, the indenture trustee, at the direction of noteholders evidencing a majority of the voting interests of the notes, shall terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

•	the asset representations reviewer becomes affiliated with (i) the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates or (ii) a Person that was engaged by the sponsor or any underwriter to perform any due diligence on the Accounts or the Receivables prior to the closing date;

•	the asset representations reviewer breaches of any of its representations, warranties, covenants or obligations in the asset representations review agreement; or

•	an insolvency event with respect to the asset representations reviewer occurs.

Upon a termination of the asset representations reviewer, the sponsor will appoint a successor asset representations reviewer. The asset representations reviewer shall pay the reasonable expenses associated with the resignation or removal of the asset representations reviewer and the appointment of a successor asset representations reviewer. Any resignation or removal of the asset representations reviewer, or appointment of a successor asset representations reviewer, will be reported in the Form 10-D related to the Collection Period in which such resignation, removal or appointment took place.

The asset representations reviewer will be responsible for reviewing the Subject Assets (as defined in “The Trust Portfolio — Asset Representations Review — Status Trigger”) for compliance with the representations and warranties made by the sponsor and the depositor on the Accounts and the Receivables if the conditions described below under “The Trust Portfolio — Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Notes — Fees and Expenses” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “The Trust Portfolio — Asset Representations Review” below. The asset representations reviewer is not liable for any action taken, or not taken, in good faith under the asset representations review agreement, or for errors in judgment. However, the asset representations reviewer will be liable for its willful misfeasance, bad faith, breach of agreement or negligence in performing its obligations. The sponsor will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the administration of the asset representations review agreement and the performance of its duties thereunder, other than any such loss, liability or expense incurred by the asset representations reviewer through the asset representations reviewer’s own bad faith, willful misfeasance, negligence in performing its obligations under the asset representations review agreement or breach of the asset representations review agreement. The fees and expenses and indemnity payments of the asset representations reviewer due pursuant to the asset representations review agreement will be paid by the sponsor under the asset representations review agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Investor Available Interest Amounts as described in “Deposit and Application of Funds — Application of Available Amounts” in this prospectus.

USE OF PROCEEDS

The issuing entity will use the net proceeds from the sale of the Series 20[●]-[●] Notes (i) to make a deposit of $[●] into the Excess Funding Account, (ii) to make the required initial deposit into the Reserve Account, (iii) [to purchase the Interest [Cap][Swap] Agreement for $[●], (iv) to deposit the pre-funded amount, if any, into the pre-funding account, (v)] to repay amounts previously borrowed through the issuance of Warehouse Series Notes, [(vi) to retire the Series 20[●]-[●] Notes,] and (vii) to pay the remaining net proceeds to Nissan Wholesale Receivables Corporation II as payment for the Receivables transferred to the issuing entity. NWRC II, as the depositor, will use the proceeds to purchase Receivables from NMAC and/or to repay indebtedness to NMAC incurred by NWRC II in connection with the prior purchase of Receivables by NWRC II from NMAC. NMAC will use the portion of the proceeds paid to it for general corporate purposes.

The net proceeds from the sale of the Series 20[●]-[●] Notes received by the issuing entity will be paid to the depositor for the Receivables or will otherwise be used as specified in this prospectus, and the depositor will, in turn, pay such amounts to NMAC to purchase the Receivables or to repay indebtedness to NMAC incurred by the depositor in connection with the prior purchase of Receivables by the depositor from NMAC. [The issuing entity will use the net proceeds to retire the outstanding principal amount of one or more outstanding series of Notes. However, if the Notes of a series benefit from some forms of enhancement as specified in this prospectus, the issuing entity may need to pay all or a portion of these proceeds to an enhancement provider or deposit them into one or more relevant accounts.]

No expenses incurred in connection with the selection and acquisition of the Receivables are to be payable from the offering proceeds.

THE DEALER FLOORPLAN FINANCING BUSINESS

The revolving pool of Receivables owned by the issuing entity on the Series 20[●]-[●] Issuance Date and from time to time thereafter arises from the financing by dealers of their new, pre-owned and used automobile and light-duty truck inventory [and new and used forklift inventory]. Such dealers are generally engaged in the business of purchasing vehicles [or forklifts] from a manufacturer or distributor thereof or from an auction and holding such vehicles [or forklifts] for sale or lease in the ordinary course of business. As used herein, “Dealers” means: (i) with respect to NMAC’s vehicle retail or lease financing business, Nissan- and Infiniti-branded dealers[,][and] (ii) with respect to NMAC’s vehicle wholesale and other dealer financing business, Nissan- and Infiniti-branded dealers and other dealers affiliated with Nissan- or Infiniti-branded dealers [and (iii) with respect to NMAC’s forklift financing business, any dealer that carries UniCarriers forklifts]. Such revolving pool of Receivables will be serviced by NMAC, as servicer.

Vehicles for which NMAC provides dealer floorplan or wholesale financing include vehicles manufactured under the Nissan and Infiniti trademarks. NMAC believes it is the largest single dealer floorplan financing source for Nissan- and Infiniti-branded Dealers. In recent years, NMAC has increased the number of Nissan- and Infiniti-branded Dealers for which it provides dealer floorplan financing. In addition, the number of such Nissan- and Infiniti-branded Dealers as a percentage of all existing Nissan- and Infiniti-branded Dealers has increased. The number of Nissan- and Infiniti-branded Dealers for which NMAC provided dealer floorplan financing was [●] as of [●], 20[●]. The number of Nissan- and Infiniti-branded Dealers for which NMAC provided dealer floorplan financing as a percentage of all existing Nissan- and Infiniti-branded Dealers was [●]% as of [●], 20[●].

[Add disclosure as required under Regulation AB for UniCarrier forklifts if the Trust Portfolio as of the [Statistical Cut-Off Date] includes a material concentration of UniCarrier forklifts.]

[As of the date of this prospectus, the Trust Portfolio does not include any floorplan loans secured by forklifts.]

General

The Receivables transferred to the issuing entity under the Transfer and Servicing Agreement were or will be selected from extensions of credit and advances, known as “wholesale” or “floorplan” financing, made by NMAC to Dealers. These funds are primarily used by Dealers to purchase new, pre-owned or used vehicles obtained in the normal course of business for sale to retail buyers.

As described in this prospectus, Receivables transferred to the issuing entity are secured by a first priority perfected security interest in related vehicles, and in some cases, by a subordinated security interest in parts inventory, equipment, fixtures and service accounts of Dealers. In some cases, the Receivables are also secured by a subordinated security interest in realty owned by a Dealer and/or guaranteed by a Dealer’s parent holding company or affiliate, or personally guaranteed by a Dealer’s parent company, natural person proprietor or other guarantor, or secured by a security interest in NMAC’s rights to set-off amounts in the Dealer’s Cash Management Account, if any.

NMAC has extended credit lines to Dealers that operate exclusive Nissan or Infiniti dealerships, Dealers which operate Nissan, Infiniti, non-Nissan and/or non-Infiniti sales operations in one dealership, and that may also operate dealerships franchised by other manufacturers. Dealers who have non-Nissan and non-Infiniti franchises may obtain financing of non-Nissan and non-Infiniti vehicles from another financing source or may use part of their NMAC financing, pursuant to their related Floorplan Financing Agreement, to finance vehicles purchased from such other manufacturers. Certain Dealers who also are franchised by other manufacturers may have a financing source other than NMAC for their new non-Nissan and non-Infiniti vehicles. When a Dealer has a floorplan financing source other than NMAC for its non-Nissan and non-Infiniti vehicles and such financing source has a prior perfected security interest in NMAC’s collateral, NMAC generally requires that such Dealer and such other financing source enter into intercreditor agreements with NMAC whereby the relative rights in the payment on the receivables and the security interests in the vehicles and other collateral are specified as between NMAC and such other financing source. NMAC conducts its underwriting and servicing of its domestic Dealer Accounts primarily at its centralized processing center in Irving, Texas and corporate offices in Franklin, Tennessee.

Vehicles financed by any Dealer under the floorplan program are categorized by NMAC, under its policies and procedures, as New Vehicles, Pre-Owned Vehicles or Used Vehicles based upon whether the vehicles qualify for the new, pre-owned or used wholesale and retail interest rate chargeable to the Dealer in connection with the vehicles financed.

The terms “New Vehicles,” “Pre-Owned Vehicles” and “Used Vehicles”, as they are currently used by NMAC in connection with the practices and procedures described herein and with the data supplied herein are defined in the “Glossary” in this prospectus. NMAC may at a later date categorize vehicles as New Vehicles, Pre-Owned Vehicles and Used Vehicles differently from the way it currently does based on its future practices and policies.

With respect to forklifts, NMAC also provides wholesale financing to Dealers for their purchase of inventories of new and used UniCarriers forklifts in the normal course of business for their sale, rental or lease.

Creation of Receivables

NMAC finances 100% of the wholesale invoice price of New Vehicles, including destination charges. NMAC originates receivables in respect of New Vehicles concurrently with the shipment of the vehicles by NNA or another auto manufacturer to the financed Dealer. NMAC finances Pre-Owned Vehicles at the greater of 100% of the purchase price and 100% of base wholesale value with no additions allowed using the appropriate designation from either the NADA Official Used Car Guide (“NADA”), the National Auto Research Official Used Car Market Guide Monthly (the “Black Book”) or the Kelly Blue Book (the “Blue Book”). NMAC finances Used Vehicles at 100% of the base wholesale value with no additions allowed using the appropriate designation from either the NADA, the Black Book or the Blue Book.

Dealers are required to remit funds advanced under the floorplan program on the earlier of (i) 10 calendar days after the sale of the vehicles financed or (ii) within two business days after the funds are received for a vehicle sold by the dealership. If a financed vehicle is not sold within a specified period of time, the Dealer may, with NMAC approval, commence making payments to amortize the amount advanced by NMAC for the purchase of such vehicle, in equal monthly installments commencing the month following such specified period of time. See “The Dealer Floorplan Financing Business – Billing, Collection Procedures and Payment Terms” in this prospectus for more information on this payment policy.

Once a Dealer has commenced the floorplanning of a manufacturer’s vehicles through NMAC, NMAC will commit to finance all purchases of vehicles by the Dealer from NNA or any other manufacturer covered by the NMAC financing arrangement. NMAC will consider cancelling this arrangement, however, if a Dealer’s inventory is considered by NMAC to be heavily overstocked, if a Dealer is experiencing financial difficulties or if a Dealer requests controlled vehicle releases. In those circumstances, the NMAC special credit analyst assigned to the Account is required to contact the Commercial Credit Department to place the Account on finance hold, request that the NMAC inventory control manager schedule and complete an audit of inventory, and take other appropriate remedial action as may be necessary. NMAC provides arrangements to finance inter-Dealer sales of primarily New Vehicles.

For Dealers who participate in certain floorplan programs, NMAC may finance land acquisition (through short-term loans used to acquire real property prior to construction), construction (through short-term loans used to construct new dealership facilities), mortgage loans (through long-term loans used to pay off existing land or construction loans, or to refinance real property for an existing dealership), or equipment, and may make capital loans and revolving lines of credit. The loans advanced other than for vehicle purchases will not constitute Receivables that secure the Notes and will not be purchased by the issuing entity.

Credit Underwriting Process

NMAC extends credit to Dealers from time to time based upon established credit lines. Dealers may establish lines of credit to finance purchases of New Vehicles, Pre-Owned Vehicles and Used Vehicles. All Dealers that have a New Vehicle line of credit are also eligible for Pre-Owned Vehicle and Used Vehicle credit lines. A New Vehicle credit line relates to New Vehicles, a Pre-Owned Vehicle credit line relates to Pre-Owned Vehicles, and a Used Vehicle credit line relates to Used Vehicles, as defined above.

A newly established Dealer requesting the establishment of a New Vehicle credit line must submit a commercial financing request along with various other documentation and financial information to NMAC. After receipt of the information, it is standard procedure for NMAC, through the Commercial Credit Department, to investigate the prospective Dealer. The Commercial Credit Department typically evaluates the Dealer’s marketing capabilities, financial resources and credit requirements, and either recommends approval or denial of the Dealer application. When an existing Dealer requests the establishment of a wholesale New Vehicle credit line, the Commercial Credit Department typically investigates the Dealer’s current state of operations and management, including evaluating a factory reference, and marketing capabilities. For all requested credit lines that are within the credit committee’s approval limits, the credit committee either approves or disapproves the Dealer’s request. For credit lines in excess of the credit committee’s approval limits, the credit committee transmits the requisite documentation to the board of directors of NML for approval or disapproval. NMAC applies the same underwriting standards for Dealers franchised by other manufacturers.

Upon approval, Dealers execute a Floorplan Financing Agreement with NMAC. This agreement provides NMAC with a first priority security interest in the financed vehicles and other collateral financed (with certain limited exceptions for assets financed by other creditors of such Dealer as to which NMAC agrees to take a subordinated lien position) and a demand master promissory note in favor of NMAC. Under this agreement, NMAC requires all Dealers to maintain insurance coverage for each vehicle for which it provides floorplan financing, with NMAC designated as loss payee. Additionally, NMAC requires delivery of evidence that the dealership is at or above NMAC capitalization guidelines for working capital and net cash prior to initially funding any vehicles under a floorplanning arrangement. NMAC monitors each dealership’s ongoing compliance with NMAC capitalization guidelines for working capital and net cash, and may either terminate new fundings or otherwise modify the terms under which new fundings will be made for a dealership that is not in compliance therewith or that does not demonstrate to NMAC’s satisfaction prompt efforts to come back into compliance with such guidelines.

The size of a credit line initially offered to a Dealer is based upon NMAC’s assessment of the greater of (a) an amount sufficient to finance a 60-day supply of vehicles at the Dealer’s average New Vehicle sales volume or (b) the distributor’s minimum New Vehicle floorplan requirement (which is generally based on expected annual sales). In the case of a prospective Dealer the initial credit line is based on the distributor’s minimum New Vehicle floorplan requirement (which is generally based on expected annual sales). The amount of a Dealer’s credit line for New Vehicles is adjusted periodically by NMAC. Each adjustment is based upon the Dealer’s average New Vehicle sales during the prior twelve months and, typically, is an adjustment to an amount sufficient to finance a 60-day supply of vehicles at such average sales volume. The amount of a Dealer’s credit line for Pre-Owned Vehicles is also adjusted periodically. This adjustment is based upon the Dealer’s combined average Pre-Owned Vehicle and Used Vehicle sales for the prior twelve months and is, typically, in an amount sufficient to finance a 45-day supply of Pre-Owned Vehicles and Used Vehicles at such average sales volume.

The credit lines for the Dealers are guidelines, not limits, which Dealers may exceed from time to time. NMAC’s decision to extend loans in excess of a Dealer’s credit line is based upon a number of factors, including the creditworthiness of the Dealer and the types of collateral that secure such Dealer’s payment obligations.

Since dealers have varying degrees of complexity in their legal and operational structures and business and financing needs, NMAC’s underwriting process is entirely judgmental. However, standard credit review and recommendation formats are used across the NMAC floorplan portfolio to provide consistent documentation and decisioning.

Intercreditor Agreement Regarding Security Interests in Vehicles and Non-Vehicle Related Security

The floorplan financing arrangements constituting Dealer credit lines, including the Accounts designated for the issuing entity, grant NMAC a security interest in the related vehicles and any applicable additional security. Generally, the security interest in the vehicle terminates, as a matter of law, at the time the vehicle is sold or leased by the Dealer. NMAC represents to the depositor that this security interest in each financed vehicle is a perfected first-priority security interest. Under certain circumstances, NMAC’s security interests in other collateral securing Receivables and other fundings under its agreements with dealerships are not first-priority security interests (as when certain non-vehicle assets of such dealerships are financed by other lenders or pledged as collateral to other lenders prior to NMAC entering into floorplan financing arrangements with such Dealers). Pursuant to the Receivables Purchase Agreement between the depositor and NMAC, and subject to the limitations specified in the next paragraph, NMAC assigns to the depositor its security interests in vehicles and in other collateral securing the Receivables. The depositor assigns these security interests to the issuing entity pursuant to the Transfer and Servicing Agreement.

In its other lending activities to the same Dealers and under the same sets of lending documents, NMAC may make capital loans, real estate loans or other advances to Dealers or their parent holding companies or other affiliates that are also secured by a security interest in the vehicles and other non-vehicle collateral securing the Receivables, such as parts inventory, equipment, fixtures, service accounts and/or a personal guarantee securing the Receivables. In the Receivables Purchase Agreement, NMAC agrees not to foreclose on any vehicle until the issuing entity has been paid in full on the Receivables secured by the issuing entity’s security interest in the vehicle. Although the issuing entity in each case will have a first-priority perfected security interest in the related vehicles, a default under any such loans made to a Dealer’s parent holding company or other affiliates may result in a default in respect of such Dealer’s Receivables that have been transferred to the issuing entity. In addition, in connection with capital loans, real estate loans or other advances made by NMAC to a Dealer or its parent holding companies or other affiliates, NMAC, in its sole discretion, may realize on the non-vehicle related security for its own benefit before the issuing entity is permitted to realize on such security. Because the issuing entity will have a subordinate position in the non-vehicle related security, there is no assurance that the issuing entity will realize proceeds from the liquidation of any non-vehicle collateral.

Billing, Collection Procedures and Payment Terms

NMAC prepares and distributes each month to each Dealer a statement setting forth billing and related account information. NMAC generates each Dealer’s bills at month end. Interest and other nonprincipal charges must be paid by the end of the month in which they are billed.

Upon the sale of an NMAC financed vehicle, NMAC is entitled to receive payment in full of the related advance upon the earlier of 10 calendar days of the sale or two business days after the dealership has received payment therefor. Dealers remit payments by check or electronically directly to NMAC. If the financed vehicle is not sold or leased within the specified term for that vehicle class, the advance for such vehicle is typically due at the end of such specified term. Monthly curtailments are assessed during the finance term in accordance with the class of vehicle. With respect to New, Pre-Owned Nissan/Infiniti or Used Vehicles, the advance may be repaid at maturity without monthly curtailments if the related Dealer agrees to an increased interest rate set by NMAC.

Each Dealer generally has the option, subject to a cash management agreement between NMAC and the Dealer, to make off-sets of any amount into the Cash Management Account administered by NMAC. Any off-set by a Dealer in the Cash Management Account reduces by such off-set amount the balance on which interest accrues on a single line of credit of such Dealer (but the reduction of the balance on which interest accrues is limited to 90% of the principal of the Receivables due from such Dealer on such single line of credit) under its Floorplan Financing Agreement. NMAC does not treat any off-set by a Dealer in the Cash Management Account as a payment under a Floorplan Financing Agreement, and no such off-set reduces the principal balance of any line of credit of such

Dealer, except with respect to any off-set amount as to which NMAC exercises its right to set-off a Dealer’s principal balance of Receivables in the event of a default by such Dealer under the cash management agreement or Floorplan Financing Agreement, in each case between NMAC and such Dealer, or a termination of such cash management agreement. A Dealer may request amounts be off-set in the Cash Management Account from time to time, subject to certain limitations. In consideration of this service provided by NMAC, the Dealers who participate in the cash management account program may pay a monthly fee and grant to NMAC a security interest in, and a lien on, all funds transferred to NMAC and held by NMAC in the Cash Management Account. The Pool Balance is calculated net of the Cash Management Account Balance, but the principal balances of Receivables of a Dealer who off-sets amounts into the Cash Management Account are not reduced (except in the case of a set-off by NMAC). Accordingly, each such Dealer is obligated to pay to the issuing entity the full principal balance of such Receivables (except in the case of a set-off by NMAC).

For wholesale financing, NMAC generally charges Dealers interest at a floating rate based on the rate designated as the prime rate from time to time by financial institutions selected by NMAC, plus a designated spread for all advances with respect to New Vehicles, Pre-Owned Vehicles and Used Vehicles. NMAC has instituted a floor on its prime rate. NMAC does not use risk-based pricing exclusively to set the spreads charged for all Dealers but will adjust pricing from time to time for specific Accounts based on risk, new versus used inventory and manufacturer. In the case of a limited number of Dealers whose other financial dealings are conducted on a LIBOR basis, NMAC has accommodated their requests to set the related floating interest rate based on LIBOR plus a designated spread. The prime rate for such wholesale financing is reset 7 days after change by the financial institutions selected by NMAC and is applied to all balances.  LIBOR is generally set the first day of each calendar month.

Relationship with Nissan North America, Inc.

NMAC provides to some new Dealers financial assistance in the form of working capital loans and other loans. In addition, NNA provides floorplan assistance to all Dealers through a number of formal and informal programs. NNA also has a supplemental floorplan assistance program. In this program, NNA reimburses Dealers at the time of retail sale for a specified amount depending upon the vehicle model.

Under an agreement between NNA and each Dealer, NNA commits to repurchase unsold new vehicles in inventory upon Dealer termination at the vehicles’ wholesale prices less a specified margin. NNA only repurchases current model year vehicles that are new, undamaged and unused. NNA also agrees to repurchase from Dealers, at the time of termination of their sale and servicing agreement, current parts inventory. All of the assistance, however, is provided by NNA for the benefit of its Dealers, and does not relieve the Dealers of any of their obligations to NMAC.

See “Risk Factors – Adverse events with respect to Nissan Motor Acceptance Corporation, its affiliates or third party service providers to whom Nissan Motor Acceptance Corporation outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes.”

Dealer Monitoring

In order to verify the status of a Dealer’s collateral and to ensure that the terms of the financing agreement between the Dealer and NMAC are being met by the Dealer, standard policy requires each Dealer participating in floorplan financing to be risk rated on a quantitative and qualitative basis by the Special Credit Department each month. The ratings do not measure the risk potential of the NMAC portfolio against the industry. The scoring determines where internal resources should be allocated based on the greatest risk of loss to NMAC. The categories of rating are “A,” “B,” “C” and “D.” Generally, new wholesale dealerships are initially rated as “B” Dealers. This rating determines the audit frequency for the dealership, and such information is compiled in an Audit Planning Schedule and updated quarterly.

For “A” Dealers, those considered to be financially strong and thus presenting the lowest risk of loss by NMAC, vehicle audit frequency generally will not exceed an average of 180 days between audits, with a minimum of one full wholesale audit in any 12 month period (the remaining audits may consist of a Certificate of Origin inspection with a physical inspection of 10% of the outstanding inventory or an electronic audit verification).

For “B” Dealers, those with moderate financial strength and a corresponding moderate risk of loss to NMAC, vehicle audit frequency generally will not exceed 90 days between audits, with a full inspection performed during each audit.

For “C” Dealers, those considered to be financially weaker and who pose the greater risk of loss to NMAC, vehicle audit frequency generally will not exceed 60 days between audits, with a full inspection performed during each audit. Auditors are given a limited amount of flexibility for scheduling and audit closure for Dealers ranked in the “C” category.

For “D” Dealers, those considered being the weakest financially and who pose the greatest risk of loss to NMAC, vehicle audit frequency generally will not exceed 30 days between audits, with a full inspection performed during each audit. Auditors are given no flexibility for scheduling and audit closure for Dealers ranked in the “D” category. Dealers that fail to meet NMAC’s financial guidelines are classified as “Workout” Dealers and may be subject to higher interest rates to cover the increased expense associated with this level of risk monitoring.

NMAC’s management utilizes the dealer risk rating and other performance indicators in establishing frequencies of due diligence and periodic dealer reviews.

For all vehicles not inspected during a given audit or not waived by the appropriate authority, the auditor is required to resolve the status of each vehicle. While this monitoring procedure is currently used by NMAC and the Commercial Credit Department, such procedures may change in the future.

Extension of Overline Credit

The Wholesale Processing Department and Commercial Credit Department monitor the level of each Dealer’s wholesale credit line(s) and manage balances. Dealers are permitted to exceed those lines on a temporary basis. For example, a Dealer may, immediately prior to a seasonal sales peak, purchase more vehicles than it is otherwise permitted to finance under its existing credit lines. For certain Dealers, overline credit may be extended in an appropriate amount with respect to such Dealer’s circumstances. If at any time NMAC learns that a Dealer’s balance exceeds its approved credit lines, NMAC will evaluate the Dealer’s financial position and if that Dealer qualifies, NMAC may increase the Dealer’s credit lines to support its business model.

Dealer “Status” and NMAC’s Write-Off Policy

Under some circumstances, NMAC will classify a Dealer “Status.” The circumstances include:

•	failure to remit any principal or interest payment when due,

•	any vehicle is “sold out of trust,” that is, the vehicle is sold and the inventory loan is not repaid when demanded by NMAC,

•	insolvency of the Dealer,

•	any loss, theft, damage or destruction to the vehicles, or any encumbrance of the collateral (except as expressly permitted in the financing agreements), and

•	a general deterioration of its financial condition or failure to meet financial requirements which constitute a default of the lending agreement.

Once a Dealer is designated “Status,” NMAC determines any further extension of credit on a case-by-case basis.

NMAC attempts to work with Dealers to resolve instances of Dealers designated “Status.” If, however, a Dealer remains designated “Status,” it can result in one of the following events:

•	an orderly liquidation in which the Dealer voluntarily liquidates its inventory through normal sales to retail customers,

•	an involuntary liquidation in which NMAC attempts to repossess the Dealer’s inventory through permissible non-judicial or judicial methods and a termination of the wholesale lines, or

•	a voluntary surrender of the Dealer’s inventory to NMAC or its designee and termination of the wholesale lines.

The proceeds of the sales are used to repay amounts due to NMAC. NMAC’s right to use the proceeds to repay its floorplan loans will be affected by the priority of its interests in the sold collateral as described above under “The Dealer Floorplan Financing Business — Intercreditor Agreement Regarding Security Interests in Vehicles and Non-Vehicle Related Security.” Once liquidation has begun, NMAC performs an analysis of its position, writes off any amounts identified at that time as uncollectible and attempts to liquidate all possible remaining collateral. During the course of a liquidation, NMAC may recognize additional losses or recoveries.

THE TRUST PORTFOLIO

Receivables in Designated Accounts

The assets of the issuing entity consist primarily of Receivables transferred by the depositor under the Transfer and Servicing Agreement to the issuing entity. The revolving pool of Receivables constituting the Trust Portfolio and assets of the issuing entity are those arising from time to time in connection with designated Accounts selected from NMAC’s U.S. portfolio of Dealer floorplan Accounts. Each designated Account must be an Eligible Account. Only the Receivables relating to designated Eligible Accounts will be sold by NMAC to the depositor, and then transferred by the depositor to the issuing entity. The designated Accounts themselves are not sold or transferred by NMAC; only their Receivables are sold by NMAC to the depositor and then transferred by the depositor to the issuing entity. NMAC will continue to own each designated Account after its designation and, so long as NMAC is the wholesale financing source, will remain obligated under the terms of the Floorplan Financing Agreement to make all required advances to the related Dealer. Afterwards, all new Receivables arising in connection with that designated Account generally will be transferred automatically to the issuing entity under the terms of the Transfer and Servicing Agreement, unless the Account becomes an Ineligible Account. Accounts may contain special subaccounts for the financing of vehicles other than automobiles and light-duty trucks and for fleet purchases. These special subaccounts are [not] included when the Account is designated for the issuing entity, and any Receivables arising under these special subaccounts will [not] be transferred to the issuing entity.

At the time a Dealer’s floorplan financing Account is designated for the issuing entity, the Account must be an Eligible Account by meeting the eligibility criteria are set forth under the definition of “Eligible Account” in the “Glossary” in this prospectus.

After the Series 20[●]-[●] Issuance Date, the depositor has the right to designate Additional Accounts for the issuing entity. In this case, the existing and future Receivables of these Additional Accounts will be sold to the depositor and then transferred to the issuing entity so long as the conditions described in “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor — Additional Designated Accounts” in this prospectus are satisfied. In addition, the depositor will be required, as of the last day of each Collection Period, to designate Additional Accounts, to maintain, for so long as any Notes issued by the issuing entity remain outstanding, the Adjusted Pool Balance, in an amount equal to or greater than the Required Participation Amount. The depositor also has the right, and in some cases will be required, to redesignate Accounts, all or a portion of the Receivables of which will be removed from the issuing entity and transferred back to the depositor. The redesignation of Accounts by the depositor, whether elective or mandatory, is subject to satisfaction of the conditions described in “Description of the Transfer and Servicing Agreement — Redesignation of Accounts” in this prospectus. Throughout the term of the issuing entity, the Accounts giving rise to the issuing entity’s Receivables will be those designated for the issuing entity at the time of its formation or prior to the Series 20[●]-[●] Issuance Date, plus any Additional Accounts, minus any redesignated Accounts. As a result, the composition of the issuing entity’s assets is expected to change over time.

Certain of the tables below set forth historical age distribution, loss and monthly payment rate experience regarding the Trust Portfolio. Age distribution, loss and monthly payment rate experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond the control of NMAC. Due to those and similar factors, as well as potential additions and removals of Accounts in the future, the actual age distribution, loss and monthly payment rate experience for the Trust Portfolio may differ from that shown below. Accordingly, there can be no assurance that age distribution, loss and payment rate experience for the Trust Portfolio in the future will be similar to the historical experience set forth below. References to the outstanding principal balances of Receivables in this prospectus are gross of any related Cash Management Account Balance unless otherwise stated.

[Add disclosure as required under Regulation AB for UniCarriers forklifts if the Trust Portfolio as of the [Statistical Cut-Off Date] includes a material concentration of UniCarriers forklifts.]

Key Statistics as of the [Statistical Cut-Off Date]

As of the [Statistical Cut-Off Date], the Trust Portfolio and the related Accounts designated to the issuing entity had the following characteristics:

•	There were [●] designated Accounts and the total outstanding principal balance of Receivables arising in connection with these Accounts was approximately $[●].

•	The average credit line per designated Account was approximately $[●] (with the average New Vehicle credit line of approximately $[●], the average Pre-Owned Vehicle credit line of approximately $[●] and the average Used Vehicle credit line of approximately $[●]).

•	The average outstanding principal balance of Receivables per designated Account was approximately $[●].

•	The total outstanding principal balance of Receivables arising in connection with the designated Accounts, expressed as a percentage of the total credit line amount of these Accounts, was approximately [●]%.

•	The total outstanding principal balance of Receivables (net of the Cash Management Account Balance) arising in connection with the designated Accounts, expressed as a percentage of the total credit line amount of these Accounts, was approximately [●]%.

•	The total outstanding principal balance of Receivables relating to New Vehicles was approximately $[●] or [●]% of the total outstanding principal balance of all Receivables, the total outstanding principal balance of Receivables relating to Pre-Owned Vehicles was approximately $[●] or [●]% of the total outstanding principal balance of all Receivables and the total outstanding principal balance of Receivables relating to Used Vehicles was approximately $[●] or [●]% of the total outstanding principal balance of all Receivables.

•	The weighted average trust portfolio yield was the prime rate (as of the [Statistical Cut-Off Date]) [plus/less] approximately [●]%. The Receivables for [●] Dealers accrue interest based on LIBOR and not the prime rate. The weighted average trust portfolio yield is calculated based on the respective rates for LIBOR and the prime rate as of the [Statistical Cut-Off Date].

With respect to the fourth and fifth bullet points in the preceding paragraph, the total outstanding principal balance of Receivables (whether gross or net of the Cash Management Account Balance) arising in connection with the designated Accounts may exceed the total credit line amount of these Accounts. From time to time, NMAC may approve loans to Dealers that exceed the limit on such Dealer’s credit line. NMAC’s underwriting decision is based upon, among other things, the creditworthiness of the related Dealer and the types of collateral securing that Dealer’s obligations. For more information regarding NMAC’s dealer floorplan financing business, you should refer to “The Dealer Floorplan Financing Business” in this prospectus.

The tables set forth below in this section provide additional information relating to the Trust Portfolio and the related Accounts designated for the issuing entity as of the [Statistical Cut-Off Date]. Because the composition of the Receivables in the Trust Portfolio and the related designated Accounts will change over time, the information in these tables is not necessarily indicative of the composition of the Trust Portfolio as of any subsequent date. The percentages in any table may not add to 100% because of rounding.

The following table describes the Receivables in the Trust Portfolio and the related Accounts designated for the issuing entity as of the [Statistical Cut-Off Date]. Each of the percentages and averages in the table is computed on the basis of the outstanding principal balance of the Receivables as of the [Statistical Cut-Off Date]. The “Weighted Average Spread Charged (Under)/Over Prime Rate” in the following table is based on weighting by outstanding principal balance of the Receivables as of the [Statistical Cut-Off Date]. The “Weighted Average Spread Charged (Under)/Over the Prime Rate” does not include rebates earned by Dealers under NMAC incentive programs that entitle them to a credit based on interest charges. These credits are solely the obligation of NMAC and do not affect the rate earned by the issuing entity.

Receivables Composition as of the [Statistical Cut-Off Date]

Composition of the Trust Portfolio;

As of the [Statistical Cut-Off Date]

Number of Accounts

Total Principal Balance of Receivables Outstanding

Percent of Receivables Representing New Vehicles

Percent of Receivables Representing Pre-Owned Vehicles

Percent of Receivables Representing Used Vehicles

Average Principal Balance of Receivables in Each Account

Range of Principal Balances of Receivables in Accounts

Average Available Credit Line by Value

Largest Available Credit Line by Value

Weighted Average Spread Charged (Under)/Over Prime Rate

Composition of the Trust Portfolio; New Receivables

As of the [Statistical Cut-Off Date]

Total Principal Balance of Receivables Outstanding

Average Principal Balance of Receivables in Each Account

Composition of the Trust Portfolio; Pre-Owned Receivables

As of the [Statistical Cut-Off Date]

Total Principal Balance of Receivables Outstanding

Average Principal Balance of Receivables in Each Account

Composition of the Trust Portfolio; Used Receivables

As of the [Statistical Cut-Off Date]

Total Principal Balance of Receivables Outstanding

Average Principal Balance of Receivables in Each Account

Repurchases and Replacements

[No assets securitized by NMAC were the subject of a demand to repurchase or replace for breach of the representations and warranties during the period from [●], 20[●] to [●], 20[●].] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by NMAC during the period from [●], 20[●] to [●], 20[●].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator			Receivables that Were Subject of Demand			Receivables That Were Repurchased or Replaced			Receivables Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Nissan Master Owner Trust Receivables		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Nissan Master Owner Trust Receivables		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Please refer to the Form ABS-15G filed by NMAC on [●], 20[●] for additional information. The CIK number of NMAC is 0001540639.

Static Pool Information Regarding the Trust Portfolio

The descriptions and tables below set forth the delinquency experience, loss experience, age distribution, Dealer credit rating distribution, geographic distribution, monthly payment rates and principal balance distribution for the Trust Portfolio. Delinquency experience, loss experience, age distribution, Dealer credit rating distribution, geographic distribution, monthly payment rates and principal balance distribution may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC’s control. There is no assurance that NMAC’s delinquency experience, loss experience, age distribution, Dealer credit rating distribution, geographic distribution, monthly payment rates and principal balance distribution with respect to the Receivables included in the issuing entity will be similar to that shown below.

[Insert disclosure required by Item 1105 of Regulation AB describing how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Delinquency and Loss Experience

As of [●], 20[● ], the balance of principal receivables that were delinquent was approximately $[●], which was approximately [●]% of the total principal receivables. [Because of the de minimis amount of receivables that historically have been delinquent for the Trust Portfolio, NMAC does not use delinquency experience as an indicator of the performance of the Trust Portfolio and consequently does not monitor aging in 30-day increments.]

The table below sets forth the average principal receivables balance and loss experience for each of the periods shown with respect to the Trust Portfolio. The loss experience set forth below reflects financial assistance provided by NNA to Dealers in limited instances. See “The Dealer Floorplan Financing Business — Relationship with Nissan North America, Inc.” in this prospectus. If NNA does not provide this assistance in the future, the loss experience of the Trust Portfolio may be adversely affected. The loss experience in the table also takes into account recoveries from any non-vehicle related security granted by Dealers to NMAC that may also secure capital loans, real estate loans and other advances not related to wholesale financing. Payment is due from Dealers no later than the 15th of the following month. Upon disposition of a financed vehicle, the Dealer is required to pay the principal amount of the related advance. Interest and charges are billed at the end of each month. A Receivable is delinquent if all amounts billed at the end of the month, other than a permitted de minimis amount, are not paid by or on behalf of the Dealer by the 15th of the following month. For more information regarding delinquencies and defaults on the Trust Portfolio, see “The Dealer Floorplan Financing Business — Dealer “Status” and NMAC’s Write-Off Policy” in this prospectus.

Loss Experience of Trust Portfolio

	For the [●] Months Ended [●],	For the Twelve Months Ended March 31,

Total Number of defaulted receivables Average principal receivables balance(1)
Percentage of principal receivables balance that is defaulted Net losses (recoveries)(2)
Net losses/Average principal receivables balance(3)%

(1)	Average principal receivables balance is calculated based on the month-beginning data of the principal receivables balance for the periods indicated.
(2)	Net losses in any period are gross losses less any recoveries for such period. Recoveries include recoveries from non-vehicle related collateral in addition to recoveries from disposition of the underlying vehicles.
(3)	Percentage may be less than zero because net recoveries are greater than net losses during such period.

Age Distribution

The following table provides the age distribution of the Accounts designated for the issuing entity for each of the periods shown, expressed as a percentage of total Principal Receivables outstanding as of the dates indicated.

The age distribution set forth below measures the age of all Receivables with respect to the Trust Portfolio from the date the vehicle is received by the Dealer. See “The Dealer Floorplan Financing Business — Creation of Receivables” in this prospectus.

Age Distribution of Trust Portfolio

	As of [●],		As of March 31,
Days
0-120 Days
121-180 Days
181-270 Days
Over 270 Days

Total (1):	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Totals may not add to 100.0% due to rounding.

Dealer Credit Rating Distribution for the Accounts

The following table provides the Dealer credit rating distribution for the Accounts designated for the issuing entity as of the [Statistical Cut-Off Date] on the basis of the number of Dealers and the amount of Receivables outstanding for each credit rating.

Dealer Credit Rating Distribution for the Accounts

As of the [Statistical Cut-Off Date]

Dealer Credit Rating	Principal Balance of Receivables Outstanding (1)	Percentage of Total Principal Balance of Receivables Outstanding (1) (2)
A
B
C
D

Total:		100.0%

(1)	Net of the Cash Management Account Balance.
(2)	Total may not add to 100.0% due to rounding.

Geographic Distribution of Accounts

The following table provides the geographic distribution of the Accounts designated for the issuing entity as of the [Statistical Cut-Off Date]. The information is presented on the basis of Principal Receivables outstanding and the number of Accounts designated for the issuing entity.

Geographic Distribution of Designated Accounts as of the [Statistical Cut-Off Date]

Geographic Distribution	Principal Balance of Receivables Outstanding(1)	Percentage of Total Principal Balance of Receivables Outstanding(1) (2)	Number of Accounts	Percentage of Total Number of Accounts(2)

	$

Total	$	100.0%		100.0%

(1)	Net of the Cash Management Account Balance.
(2)	Total may not add to 100.0% due to rounding.

Monthly Payment Rates on the Accounts

The table below sets forth the highest and lowest monthly payment rates of the Accounts designated for the issuing entity during any month in the periods shown and the average of the monthly payment rates for all months during the period shown. The payment rates used below were calculated as follows: for each individual month, the monthly payment rate is a fraction, the numerator of which is the amount of principal payoffs of the Receivables received during that month and the denominator of which is the average monthly balance of the Receivables for that month. The Monthly Payment Rate for any period is an average of the monthly payment rates during such given period. The average monthly balance of the Receivables for any month is the arithmetic average of the Pool Balance at the beginning of that month and the Pool Balance at the end of that month.

Monthly Payment Rate on the Accounts

	For the [●] Months Ended [●],	For the Twelve Months Ended March 31,

Highest Month
Lowest Month
Average for the Months in the Period

Principal Balance Distribution of Accounts

The table below shows the distribution of the designated Accounts sorted according to the outstanding principal balances in these Accounts as of the [Statistical Cut-Off Date]. The information is presented on the basis of the Principal Receivables outstanding and the number of designated Accounts giving rise to these Receivables.

Principal Balance Distribution of Designated Accounts

As of the [Statistical Cut-Off Date]

Range of Principal Balances (1)	Principal Balance of Receivables Outstanding (1)	Percentage of Total Principal Balance of Receivables Outstanding(1) (2)		Number of Accounts	Percentage of Total Number of Accounts (2)
			%			%

Total:		100.0%			100.0%

(1)	Net of the Cash Management Account Balance.
(2)	Totals may not add to 100.0% due to rounding.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the Receivables in the Trust Portfolio as of the Statistical Cut-off Date and the disclosure regarding those Receivables required to be included in this prospectus by Item  1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, NMAC identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by NMAC’s senior management to ensure the accuracy of such descriptions. NMAC, assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of NMAC’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the Receivables or payments on the notes.

In addition, NMAC also performed a review of the Receivables in the Trust Portfolio as of the Statistical Cut-off Date to confirm that those Receivables satisfied the criteria set forth under “The Trust Portfolio — Key Characteristics as of the Statistical Cut-Off Date” in this prospectus. The first aspect of that review tested the accuracy of the individual Receivables data contained in NMAC’s data tape. The data tape is an electronic record maintained by NMAC, which includes certain attributes of the Receivables. NMAC ensured that a random sample of [●] files related to the Receivables were selected to confirm certain data points such as geographic location and origination date conformed to the applicable information on the data tape. A second aspect of that review consisted of a comparison of the statistical information contained under “The Trust Portfolio” to data in, or derived from, the data tape. Statistical information relating to the Receivables in the pool was recalculated using the applicable information on the data tape. In addition to this review, NMAC performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

[Disclose any discrepancies between the disclosure regarding the pool assets discovered as a result of the review of the underlying assets required by Rule 193 under the Securities Act of 1933, as amended, including any such discrepancies that resulted in the removal of assets from the pool to be securitized or the remediation of the discovered problem in connection with the assets in the pool to be securitized.]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

[The depositor may convey subsequent receivables to the issuing entity after the closing date, in the circumstances described under “Deposit and Application of Funds—Pre-Funding Account.” The depositor will perform a review of the Rule 193 Information with respect to any subsequent receivables acquired by the issuing entity with proceeds from the pre-funding account sufficient to give the depositor reasonable assurance that the Rule 193 Information with respect to those subsequent receivables is accurate in all material respects.]

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Asset Representations Review

As discussed under “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor,” the servicer will make the Eligibility Representations regarding the Receivables. The asset representations reviewer will be responsible for performing a review of the Subject Assets (as defined below), for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Status Percentage for any determination date exceeds the Status Trigger [for that determination date], as described below under “— Status Trigger”; and

•	The investors with respect to the Series 20[●]-[●] Notes have voted to direct a review of the applicable Subject Assets pursuant to the process described below under “—Asset Review Voting”.

If the review conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “— Asset Review” below.

Status Trigger

On or prior to each determination date, the servicer will calculate the Status Percentage for the related Collection Period. The “Status Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of Status Receivables in NMAC’s U.S. managed portfolio of Dealer Accounts (the “Managed Portfolio”) as of the last day of that Collection Period to (ii) the aggregate principal balance of all receivables in the Managed Portfolio as of the last day of that Collection Period. “Status Receivables” means, as of any date of determination, all receivables owing under Accounts related to Dealers that NMAC has classified as “Status” as described under “The Dealer Floorplan Financing Business — Dealer ‘Status’ and NMAC’s Write-Off Policy,” as reflected on the Servicer’s records as of such date of determination. The “Status Trigger” for any determination date and the related Collection Period is [●]%.

NMAC has chosen to use the Status Percentage rather than the percentage of Dealer delinquencies in the pool of Accounts because NMAC believes that Status Percentage is a more relevant metric than delinquencies for measuring the performance of a dealer floorplan portfolio. In general, the principal amount of a Receivable is due upon sale of the related vehicle by the Dealer as described under “The Dealer Floorplan Financing Business —Creation of Receivables.” The failure of a Dealer to promptly repay a Receivable upon sale of the related vehicle may indicate a significant problem with a Dealer and would generally be investigated and could result in remediatory action and the downgrade of the Dealer’s rating well before the Receivable becomes 30 days past due. See “The Dealer Floorplan Financing Business — Dealer “Status” and NMAC’s Write-Off Policy.” In addition, NMAC has chosen to use the percentage of Status Receivables in the Managed Portfolio because, although it is not required to do so under the Transaction Documents, as a matter of trust servicing practice, NMAC typically redesignates Accounts related to Dealers classified as “Status” away from the issuing entity. Thus, it is expected that the percentage of Status Receivables in the Managed Portfolio will be more reflective of the expected level of Status Receivables in the ordinary course, and will be more indicative of performance issues that may signal noncompliance with the Eligibility Representations. The Status Trigger was calculated as a multiple of [●] times the previous historical peak Status Percentage in the Managed Portfolio since [2008], rounding to the nearest 0.05%. The previous historical peak Status Percentage was utilized to account for typical seasonal increases Dealers entering “Status.” Because the Managed Portfolio has not experienced significant historical levels of Status Receivables and given the relatively stable economic period for these transactions, the multiple is intended to account for future volatility and stressed economic conditions.

“Subject Assets” means, for any Asset Review, all Receivables related to “Status” Accounts designated to the issuing entity as of the end of the Collection Period immediately preceding the related Review Satisfaction Date.

Asset Review Voting

The Payment Date Statement delivered by the servicer on each determination date, which will be filed by the depositor as an exhibit to the Form 10-D with respect to the related Collection Period, will disclose whether the Status Percentage on any payment date exceeds the Status Trigger. If the Status Percentage on any payment date exceeds the Status Trigger, then Investors holding at least 5% of the aggregate outstanding principal balance of the

Series 20[●]-[●] Notes (as of the filing of the Form 10-D that disclosed the Status Percentage) (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer should conduct the review described under “— Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Status Percentage exceeds the Status Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that Investor to provide verification documents to confirm that the Investor that it is, in fact, a beneficial owner of Series 20[●]-[●] Notes. NMAC and the depositor will be responsible for any expenses incurred in connection with such disclosure and reimbursing any expenses incurred by the indenture trustee in connection therewith. In determining whether investors holding 5% of the aggregate outstanding principal balance of the notes have elected to initiate a vote, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates (including NMAC, as sponsor) will not be considered outstanding. See “Description of the Notes—Notes Owned by the Issuing Entity, the Depositor, the Servicer and Their Affiliates.”

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders of Series 20[●]-[●] Notes and the depositor will disclose on Form 10-D that a vote has been called. The vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Status Percentage exceeds the Status Trigger. The “Noteholder Direction” will be deemed to have occurred if Investors representing at least a majority of the voting Investors vote in favor of directing a review by the asset representations reviewer. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred. The sponsor, the depositor and the issuing entity are required under the Transaction Documents to reasonably cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of Investors entitled to vote in accordance with TIA Section 316(c).

Within five Business Days of the Review Satisfaction Date, the indenture trustee will send a notice (the “Review Notice”) to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [●] days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Assets.

Fees and Expenses for Asset Review

As described under “Description of the Notes — Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[●] from the sponsor in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an Asset Review of the Subject Assets. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[●] [for each Account included in the Subject Assets] [per hour for its time spent conducting the Asset Review] [reflecting the flat negotiated total cost of a given Asset Review]. The asset representations reviewer will pay all expenses incurred by it in connection with its review of the Subject Assets. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by NMAC and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the Collection Account as described under “Deposit and Application of Funds — Application of Available Amounts” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Assets for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally involve [comparing the Eligibility Representations to a variety of sources, including the data points contained in the data tape that relate to the Eligibility Representations, the original dealer contract and other documents in the Account file, and other records of the servicer with respect to the Subject Assets.] If the servicer notifies the asset representations reviewer that all Receivables with respect to an Account included in the Subject Assets were paid in full by the Dealer or were reassigned to, or purchased by, the depositor or NMAC before the review report is delivered, the asset representations reviewer will terminate the tests of that Account and related Receivables and the review of that Account and related Receivables will be considered complete. If a Subject Asset was included in a prior Asset

Review, the asset representations reviewer will only conduct additional tests on any such duplicate Subject Asset if the asset representations reviewer has reason to believe that the prior Asset Review with respect to such Subject Asset was conducted in a manner that would not have ascertained compliance with one ore more Eligibility Representations. Otherwise, the asset representations reviewer will not conduct additional tests on such duplicate Subject Asset, and will include the result of the previous tests in the review report. The servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the asset representations reviewer to facilitate the Asset Review, and will provide the asset representations reviewer with access to the Account files and all other relevant documents related to each Subject Asset. The servicer will provide access to these materials within ten days after receipt of the Review Notice. However, the servicer may redact these materials to remove any personally identifiable customer information or any confidential corporate information not relevant to the Eligibility Representations. The Asset Review will not determine whether noncompliance with the Eligibility Representations should result in a reassignment or repurchase of the related Subject Asset under the Transaction Documents and the asset representations reviewer will not determine the reason for the [delinquency] of any Account or Receivable, the creditworthiness of any Dealer, the overall quality of any Accounts or Receivables or the compliance by the servicer with its covenants with respect to the servicing of the Accounts and Receivables.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Assets by the 60th day after receiving access to the review materials from the servicer. However, if additional review materials are provided to the asset representations reviewer in accordance with the asset representations review agreement, the review period will be extended for an additional 30 days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor and the depositor of the findings and conclusions of the review of the Subject Assets, and the depositor will file such report on the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided.

The asset representations reviewer will only be responsible for determining whether there was a noncompliance with any Eligibility Representation with respect to any Subject Assets. If the asset representations reviewer determines that there was such noncompliance, NMAC and the depositor will investigate whether the noncompliance resulted in a breach that materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Assets such that the depositor or NMAC would be required to accept a reassignment of, or repurchase, any Receivable. In conducting this investigation, NMAC and the depositor, as applicable, will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Repurchase and Dispute Resolution

If the depositor, the issuing entity, an investor, the owner trustee (in its discretion or at the direction of a Certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) (each, a “requesting party”) requests that the depositor or NMAC accept a reassignment of, or repurchase, any Receivable due to a breach of an Eligibility Representation as described under “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor” in this prospectus and such request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the servicer, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. If both the owner trustee (on behalf of one or more Certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party (at the direction of the investor that directed the indenture trustee to make the request) shall have the right to make the selection of mediation or arbitration. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the requesting parties, with a copy to the issuing entity, the owner trustee and the indenture trustee. If the requesting party is the indenture trustee or the owner trustee, as applicable, the indenture trustee and the owner trustee will follow the direction of the related investor or of the Certificateholder, as applicable, during the mediation or arbitration.

The sponsor will inform the requesting party in writing upon a determination by the sponsor that a Receivable subject to a request for reassignment or repurchase will be reassigned or repurchased, as applicable, and the Payment Date Statement, which will be filed by the depositor as an exhibit to the Form 10-D with respect to the related Collection Period, will include disclosure of such reassignment or repurchase. A failure of the sponsor to inform the requesting party that a Receivable subject to a request will be reassigned or repurchased within 180 days of the receipt of notice of the request shall be deemed to be a determination by the sponsor that no reassignment or repurchase of that Receivable due to a breach of an Eligibility Representation is required.

Although the indenture trustee and the owner trustee may request that the depositor or NMAC accept a reassignment of, or repurchase, any Receivable due to a breach of an Eligibility Representation, nothing in the Transaction Documents requires the indenture trustee or owner trustee to exercise this discretion and the Transaction Documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a reassignment or repurchase. Consequently, it is likely that the requesting party will be an investor acting directly or the indenture trustee or owner trustee acting at the direction of an investor.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the Sale and Servicing Agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded, subject to a determination by the parties to the existing mediation or arbitration that such a joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding.

DESCRIPTION OF THE NOTES

The issuing entity will issue the Series 20[●]-[●] Notes pursuant to the Indenture, as supplemented by the Series 20[●]-[●] Indenture Supplement, entered into by the issuing entity and the indenture trustee. The issuing entity will issue $[●] aggregate principal amount of Series 20[●]-[●] Notes. [The Series 20[●]-[●] Notes will be divided into two tranches, which will be treated together as a single Class, consisting of the Class A-1 floating rate notes, which we refer to as the “Class A-1 Notes” or the “Series 20[●]-[●] Floating Rate Notes”, and the Class A-2 fixed rate notes, which we refer to as the “Class A-2 Notes” or the “Series 20[●]-[●] Fixed Rate Notes”. The allocation of the principal balance between the Class A-1 Notes and the Class A-2 Notes will be determined no later than the date of pricing. See “Risk Factors—The allocation of Series 20[●]-[●] notes is unknown and if the principal balance of one class of such notes is small, liquidity on such class of notes could be reduced.”] The discussion under this heading “Description of the Notes” and the headings “Deposit and Application of Funds”, “Sources of Funds to Pay the Notes” and “Description of the Indenture” in this prospectus summarize the material terms of the Series 20[●]-[●] Notes, the Indenture and the Series 20[●]-[●] Indenture Supplement. These summaries do not purport to be complete and are qualified in their entirety by reference to the provisions of the Series 20[●]-[●] Notes, the Indenture and the Series 20[●]-[●] Indenture Supplement.

General

The issuing entity will pay principal of and interest on the Series 20[●]-[●] Notes solely from the collections on Receivables that are available to the Series 20[●]-[●] Notes after giving effect to all allocations and reallocations described under “Deposit and Application of Funds — Application of Available Amounts,” [receipts from the [Swap Counterparty][Cap Provider]] and the amounts on deposit in the Reserve Account. If those sources are not sufficient to pay the Series 20[●]-[●] Notes, Series 20[●]-[●] Noteholders will have no recourse to any other assets of the issuing entity (including any other collections that have been allocated to other series or to the Transferor Interest) or the assets of any other entity (other than as described below under “Deposit and Application of Funds — Excess Funding Account” and under “Deposit and Application of Funds — Shared Excess Interest Amounts” and “Deposit and Application of Funds — Shared Excess Principal Amounts”) for the payment of principal of or interest on the Series 20[●]-[●] Notes.

The amount of collections allocated to Series 20[●]-[●] will depend in part on the Series 20[●]-[●] Invested Amount. The “Series 20[●]-[●] Invested Amount” will be, on any day during a Collection Period, the initial Invested Amount of the Series 20[●]-[●] Notes (which upon issuance will be $[●]), minus the reductions, and plus the reinstatements and increases, if any, in the Series 20[●]-[●] Invested Amount as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts” in this prospectus. During the Revolving Period, the Series 20[●]-[●] Invested Amount will remain constant except under limited circumstances. See “Sources of Funds to Pay the Notes — Defaulted Amount and Reallocated Principal Collections” in this prospectus. The Pool Balance, however, will vary each day as new Principal Receivables are created and others are paid, charged off as uncollectible or otherwise adjusted and as the Cash Management Account Balances fluctuate. In addition, the Pool Balance will increase when new Receivables are generated in existing designated Accounts and Receivables arising in connection with Additional Accounts are transferred to the issuing entity, and will decrease when the depositor redesignates an Account, the Receivables of which are removed from the issuing entity.

The excess of the Pool Balance over the Trust Nominal Liquidation Amount as of any date of determination is referred to as the “Depositor Amount.” The Depositor Amount will fluctuate each day, therefore, to reflect the changes in the amount of the Pool Balance relative to the Invested Amounts of all outstanding series of notes. When a series or class is amortizing, the Invested Amount of that series or class will decline as Principal Receivables are collected and distributed to the Noteholders or deposited into Accumulation Accounts. The Depositor Amount may also be reduced as the result of new issuances of Notes. See “Description of the Notes — New Issuances” in this prospectus. On the Series 20[●]-[●] Issuance Date, the depositor will own the Transferor Interest. The holders of the Transferor Interest will have the right, subject to limitations, to the collections from the assets in the Trust Portfolio not allocated to the holders of any series of notes issued by the issuing entity (including the Series 20[●]-[●] Notes), which will generally include the collections related to the Depositor Amount. See “Description of the Transfer and Servicing Agreement — Matters Regarding the Servicer and Depositor” in this prospectus.

If, on any day, the amount of any Receivable is reduced because of a rebate to the Dealer, billing error, returned Dealer inventory or certain other similar non-cash items, the Pool Balance will be reduced by the amount of the adjustment. In the event that the Pool Balance is reduced in this way, the Depositor Amount will be correspondingly reduced. Furthermore, if, as of the last day of any Collection Period, any reduction in the Pool Balance causes the Adjusted Pool Balance to fall below the Required Participation Amount as of the last day of such Collection Period, the depositor will be required to contribute additional Receivables to the issuing entity or deposit into the Excess Funding Account funds in an amount equal to such deficiency. As described under “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus, the depositor is also required to make a deposit to the Excess Funding Account from amounts otherwise distributable to the depositor on any day on which the Adjusted Pool Balance is less than the Required Participation Amount. In addition, NMAC is obligated to pay to the depositor (i) an amount equal to any reduction in a Receivable because of a rebate to the Dealer, billing error, returned merchandise or certain other non-cash items and (ii) any amounts received by NMAC from NNA and non-Nissan manufacturers in connection with a Dealer termination and, in each such case, the depositor is obligated to make a corresponding payment to the issuing entity.

Series Provisions

The servicer will apply the Series 20[●]-[●] Investor Available Interest Amounts, together with other amounts specified in this prospectus, to pay interest on the Series 20[●]-[●] Notes and to cover charge-offs on Defaulted Receivables that are allocable to Series 20[●]-[●]. The Series 20[●]-[●] Investor Available Interest Amounts will include those funds allocable to the Series 20[●]-[●] Invested Amount and the Series 20[●]-[●] Overcollateralization Amount. To the extent necessary, after applying Series 20[●]-[●] Investor Available Interest

Amounts, any Shared Excess Interest Amounts available for the Series 20[●]-[●] Notes from other series of notes in Excess Interest Sharing Group [One] and amounts on deposit in the Reserve Account will be used to cover any interest shortfalls and allocable charge-offs. If the interest shortfall still has not been covered, a portion of the Series 20[●]-[●] Investor Available Principal Amounts (not to exceed the Series 20[●]-[●] Overcollateralization Amount) will be used.

When it is time to distribute principal to Series 20[●]-[●] Noteholders [or to accumulate principal collections for that purpose], the Series 20[●]-[●] Investor Available Principal Amounts will be used. Under some circumstances, Shared Excess Principal Amounts available from one or more other series of notes in Excess Principal Sharing Group [One] that are not then needed by those series and the Series 20[●]-[●] share of the funds on deposit in the Excess Funding Account may be used.]

Interest

Interest on the outstanding principal amount of the Series 20[●]-[●] Notes will accrue at the [applicable] Series 20[●]-[●] Rate and will be payable to the Series 20[●]-[●] Noteholders monthly on the 15th day of each month (or if that 15th day is not a Business Day, the next following Business Day), commencing on [●], 20[●]. Interest payable on the Series 20[●]-[●] [Floating Rate] Notes on any Payment Date will accrue from and including the preceding Payment Date to but excluding that Payment Date, or, in the case of the first Payment Date, from and including the Series 20[●]-[●] Issuance Date to but excluding the first Payment Date. [Interest payable on the Series 20[●]-[●] Fixed Rate Notes on any Payment Date will accrue from and including the 15th day of the preceding calendar month to but excluding the 15th day of the current calendar month, or, in the case of the first Payment Date, from and including the Series 20[●]-[●] Issuance Date to but excluding the [●], 20[●].] Interest payable on the Series 20[●]-[●] [Floating Rate] Notes will be calculated on the basis of the actual number of days in each Interest Period divided by 360. [Interest payable on the Series 20[●]-[●] Fixed Rate Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.] Interest due for any Payment Date but not paid on that Payment Date will be due on the next Payment Date, together with interest on that amount at the [applicable] Series 20[●]-[●] Rate, to the extent permitted by applicable law. Interest payments on the Series 20[●]-[●] Notes will be made out of collections on the Receivables that are allocated to Series 20[●]-[●], Shared Excess Interest Amounts available to be applied to cover any interest shortfall, amounts on deposit in the Reserve Account and the Series 20[●]-[●] Overcollateralization Amount (or as otherwise provided in this prospectus).

[The Calculation Agent will determine the [Series 20[●]-[●]] [Class A-1 Note] Rate for each Interest Period on the Interest Determination Date preceding that Interest Period. The [Series 20[●]-[●] [Class A-1 Note] Rate will be the per annum rate equal to the applicable LIBOR plus [●]%. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the holders of the Series 20[●]-[●] [Floating Rate] Notes. All percentages resulting from any calculation on the Series 20[●]-[●] [Floating Rate] Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 1.176545% (or .01176545) would be rounded to 1.17655% (or .0117655)), and all dollar amounts used in or resulting from that calculation on the Series 20[●]-[●] [Floating Rate] Notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

LIBOR will be calculated for each Interest Period on the applicable Interest Determination Date. If the Designated LIBOR Page by its terms provides only for a single rate, then LIBOR for the applicable Interest Period will be the rate for deposits in U.S. dollars having a maturity of one month (commencing on the first day of such Interest Period) that appears on the Designated LIBOR Page as of 11:00 a.m. London time on the applicable Interest Determination Date. If at least two offered rates appear, LIBOR for the applicable Interest Period will be the arithmetic mean of the offered rates for deposits in U.S. dollars having a maturity of one month (commencing on the first day of such Interest Period) that appears on the Designated LIBOR Page as of 11:00 a.m. London time, on the applicable Interest Determination Date.

With respect to any Interest Determination Date on which no offered rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations referred to in this paragraph are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York, New York, on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York selected by the Calculation Agent for loans in U.S. dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as mentioned in this paragraph, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the preceding Interest Determination Date.

Principal

Principal payments to the Series 20[●]-[●] Noteholders are not scheduled to be made until the Series 20[●]-[●] Expected Final Payment Date. Prior to that, during the Revolving Period and then the Accumulation Period, amounts otherwise allocated to make principal payments will be distributed or deposited as described below. However, if an Early Amortization Period that is not terminated has commenced before the Series 20[●]-[●] Expected Final Payment Date, the issuing entity will begin making principal payments on the first Payment Date in the month following the month in which the Early Amortization Period begins.

Generally, on each Payment Date that occurs prior to the end of the Revolving Period (including each Payment Date that occurs during the period after an Early Amortization Period has commenced but has been terminated as described under “Deposit and Application of Funds — Early Amortization Events” in this prospectus), Series 20[●]-[●] Investor Available Principal Amounts will not be used to make principal payments on the Series 20[●]-[●] Notes. Instead, the servicer will apply, or will cause the indenture trustee to apply by written instruction to the indenture trustee, the Series 20[●]-[●] Investor Available Principal Amounts in the following priority:

(i)	to cover any shortfall in the Series 20[●]-[●] Investor Available Interest Amounts needed to pay interest on the Series 20[●]-[●] Notes;

(ii)	as Shared Excess Principal Amounts to make principal payments for other series in Excess Principal Sharing Group [One] that are in an amortization or Accumulation Period;

(iii)	to reinvest in additional Receivables, if any; and

(iv)	with certain limited exceptions described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus, to distribute to the holders of the Transferor Interest.

See “Deposit and Application of Funds — Application of Available Amounts” and “Deposit and Application of Funds — Allocation Percentages” in this prospectus for additional details.

The Revolving Period for the Series 20[●]-[●] Notes will be the period beginning on the Series 20[●]-[●] Issuance Date and terminating on the earlier of:

•	the close of business on the day immediately preceding the Accumulation Period Commencement Date; and

•	the close of business on the day immediately preceding the day on which an Early Amortization Period commences.

The Revolving Period, however, under certain limited circumstances, may recommence upon the termination of an Early Amortization Period. See “Deposit and Application of Funds — Early Amortization Events” in this prospectus.

Unless an Early Amortization Period has commenced and is not terminated as described in this prospectus, the Series 20[●]-[●] Notes will have an Accumulation Period during which the Series 20[●]-[●] Investor Available Principal Amounts will first be accumulated in specified amounts in the Accumulation Account for the purpose of paying the Series 20[●]-[●] Invested Amount in full on the Series 20[●]-[●] Expected Final Payment Date. Any such remaining amounts will then be applied to fund losses, shortfalls or scheduled principal of any other series of notes in Excess Principal Sharing Group [One], be used to reinvest in additional Receivables, or be paid to the holders of the Transferor Interest.

Initially, the Accumulation Period is scheduled to be [●] months long. However, depending on the performance of the Receivables owned by the issuing entity, the length of the Accumulation Period may be shortened, including to a single month, as described in the following paragraph.

The Accumulation Period Commencement Date for the Series 20[●]-[●] Notes will be [●], 20[●], or, if the issuing entity, acting directly or through the administrator, elects at its option to delay the start of the Accumulation Period, a later date selected by the issuing entity. Delaying the start of the Accumulation Period will extend the Revolving Period and shorten the Accumulation Period. The issuing entity may elect to delay the start of the Accumulation Period if it believes that (i) the issuing entity will be able to reallocate investor principal amounts allocable to other series of notes to make larger monthly deposits into the Accumulation Account over a shorter period of time, or (ii) the payment rate on the Receivables will permit larger monthly deposits to that Account over a shorter period of time. The start of the Accumulation Period may be delayed upon the satisfaction of the following conditions:

•	the issuing entity must deliver to the indenture trustee a certificate to the effect that the issuing entity believes that delaying the start of the Accumulation Period will not delay any payment of principal to Series 20[●]-[●] Noteholders;

•	the Rating Agency Condition must be satisfied;

•	the amount of principal that the indenture trustee will deposit into the Accumulation Account each month during the Accumulation Period must be increased so that the sum of all scheduled deposits made during the shortened Accumulation Period will equal the initial Series 20[●]-[●] Invested Amount on the Series 20[●]-[●] Expected Final Payment Date;

•	the Accumulation Period must start no later than [●], 20[●]; and

•	the issuing entity must make this election no later than [●], 20[●] and, if the start of the Accumulation Period is to be further delayed, the first Business Day of the Collection Period prior to the Collection Period in which the Accumulation Period is scheduled to begin.

If the issuing entity delays the start of the Accumulation Period and an Early Amortization Event occurs, you may receive some of your principal later than you would have received it without a delay in the start of the Accumulation Period.

If the outstanding principal amount of the Series 20[●]-[●] Notes is not paid in full on the Series 20[●]-[●] Expected Final Payment Date, an Early Amortization Event will occur, resulting in the start of an Early Amortization Period. Other Early Amortization Events that will also trigger the start of an Early Amortization Period are described in “Deposit and Application of Funds — Early Amortization Events” in this prospectus.

On each Payment Date during an Early Amortization Period, the Series 20[●]-[●] Noteholders will receive payments of the Series 20[●]-[●] Invested Amount[, which will be distributed, pro rata, to the holders of Class A-1 Notes and the Class A-2 Notes]. Consequently, if the Series 20[●]-[●] Invested Amount is reduced and is not reinstated, you will incur a loss on your Series 20[●]-[●] Notes. See “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts” in this prospectus.

During the Accumulation Period, the issuing entity intends to accumulate each month a fixed amount equal to the Controlled Deposit Amount, which is equal to, for any Payment Date with respect to the Accumulation Period, an amount equal to the sum of the Controlled Accumulation Amount for such Payment Date and any Accumulation Shortfall existing on such Payment Date.

[Advances

On the Business Day before each Payment Date, NMAC, as the servicer, will have the right but not the obligation to deposit into the Collection Account, with respect to each applicable Receivable, an amount equal to the lesser of (a) any shortfall in the amounts available to make the payments described in clauses (3) and (4) of the Payment Waterfall (excluding any Reallocated Principal Collections applied by the indenture trustee as Series 20[●]-[●] Investor Available Interest Amount for the related Payment Date pursuant to clause (4) of the Payment Waterfall); or (b) the product of (i) the Series 20[●]-[●] Floating Allocation Percentage and (ii) the excess, if any, of (x) interest owed by such Dealer during the related Collection Period, over (y) the interest actually received by the servicer with respect to such Receivable from the Dealer or from payments made by the servicer pursuant to the Transfer and Servicing Agreement, as the case may be, during such Collection Period (each, an “Advance”).

However, the servicer will not make an Advance with respect to a Defaulted Receivable or, if the servicer determines, in its sole discretion, that any recovery from payments made on or with respect to a Receivable will not equal or exceed the amount of such Advance (in each case, a “Nonrecoverable Advance”). The servicer also will not make Advances on any Receivables arising from an Account if a previous Advance on any Receivable arising from such Account shall have become a Nonrecoverable Advance. No Advances will be made with respect to the principal balance of the Receivables. All Advances will be reimbursable to the servicer, without interest, from Series 20[●]-[●] Investor Available Interest Amounts on deposit in the Collection Account and prior to any distributions on the Series 20[●]-[●] Notes. See “Deposit and Application of Funds — Application of Available Amounts” in this prospectus.]

Excess Funding Account

The issuing entity has established a Qualified Account to serve as the Excess Funding Account. The Excess Funding Account will be maintained in the name of the indenture trustee and held by the indenture trustee for the benefit of the Noteholders of all series of notes issued by the issuing entity, not just for the benefit of the holders of any particular series, including the Series 20[●]-[●] Noteholders. Unless and until an Early Amortization Event shall have occurred or the Accumulation Period shall have commenced, the indenture trustee will generally invest funds on deposit in the Excess Funding Account at the direction of the servicer in Eligible Investments. Those investments must mature no later than the Business Day preceding the next Payment Date. As more particularly described under “Sources of Funds to Pay the Notes — Excess Funding Account” in this prospectus, funds on deposit in the Excess Funding Account will be allocated to one or more series of Notes if such series are in early amortization, accumulation or other principal payment periods and funds from the other sources to pay their Notes are not available to make principal payments or deposits with respect to such series. Funds on deposit in the Excess Funding Account will be distributed to the holders of the Transferor Interest to the extent the Adjusted Pool Balance (after giving effect to such distributions) equals or exceeds the Required Participation Amount.

See “Sources of Funds to Pay the Notes — Excess Funding Account” in this prospectus for additional details.

Servicing Compensation and Payment of Expenses

The share of the servicing fee allocable to the Series 20[●]-[●] Notes for any Payment Date is the Monthly Servicing Fee. The Monthly Servicing Fee for the first Payment Date will be calculated based on the number of days in the period commencing on (and including) the Series 20[●]-[●] Issuance Date and ending on (and including) [●], 20[●]. The servicer may elect to waive the Monthly Servicing Fee for any Collection Period and, if the servicer so elects, will be reimbursed for such waived amount on the Payment Date related to the subsequent Collection Period.

The servicer will pay from its servicing compensation expenses incurred in connection with servicing the Receivables, including payment of the fees and disbursements of the owner trustee, the indenture trustee and independent certified public accountants, payment of taxes imposed on the servicer and expenses incurred in connection with making distributions and providing reports to the Noteholders and others.

Fees and Expenses

Set forth below is a list of all fees and expenses payable on each Payment Date out of Available Funds and amounts on deposit in the Reserve Account for the related Collection Period.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Monthly Servicing Fee	One-twelfth of 1.0% per annum (or such lesser percentage as may be specified by the servicer) of the arithmetic average of the Series 20[●]-[●] Nominal Liquidation Amount as of each day during the preceding Collection Period.	Servicer	Payable prior to payment of interest and principal on the Series 20[●]-[●] Notes.

Indenture Trustee’s fees and expenses(1)	$[●] as compensation for its services on a [per annum] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents. (2)	Indenture Trustee	Payable prior to any distributions of principal collections and interest collections to the holders of the Transferor Interest

Unpaid asset representations reviewer fees(1)	$[●] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents. (2)	Asset representations reviewer	Payable prior to any distributions of principal collections and interest collections to the holders of the Transferor Interest

Asset Review expenses(1)	$[●] [for each receivable reviewed] [per hour] in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the transaction documents. (2)	Asset representations reviewer	Payable prior to any distributions of principal collections and interest collections to the holders of the Transferor Interest

(1)	NMAC is required to pay the fees, expenses and indemnity payments of the indenture trustee and the asset representations reviewer. However, to the extent NMAC fails to make these payments for a period of 60 days, these amounts will be paid out of interest collections and principal collections as described under “Deposit and Application of Funds — Application of Available Amounts.”
(2)	The fee amounts and the obligation to reimburse expenses described above do not change upon an Event of Default, although actual expenses incurred by a given party may be higher after an Event of Default.

Optional Redemption

Under the Indenture, the issuing entity has the right, but not the obligation, to redeem the Series 20[●]-[●] Notes in whole, but not in part, on any day on or after the day on which the outstanding principal amount of the Series 20[●]-[●] Notes [plus the initial pre-funding deposit amount, if any,] is reduced to [●]% of the initial outstanding principal amount of the Series 20[●]-[●] Notes or less. If the issuing entity elects to redeem the Series 20[●]-[●] Notes, it will give the servicer and the indenture trustee reasonable prior written notice of the redemption. The redemption price of the Series 20[●]-[●] Notes will equal 100% of the outstanding principal amount plus accrued but unpaid interest on the Series 20[●]-[●] Notes to but excluding the date of redemption. Any funds in the Accumulation Account and the Collection Account designated for the Series 20[●]-[●] Notes will be applied to make the interest and principal payments on the Series 20[●]-[●] Notes on the date of redemption.

Defeasance

[The issuing entity may terminate its substantive obligations in respect of the Series 20[●]-[●] Notes by depositing with the indenture trustee, under the terms of an irrevocable trust agreement, money or Eligible Investments sufficient to make all remaining scheduled interest and principal payments on the Series 20[●]-[●] Notes on the dates scheduled for those payments [and to pay all amounts owing to any credit enhancement provider] with respect to the Series 20[●]-[●] Notes. Before its first exercise of its right to substitute money or Eligible Investments for Receivables, the following conditions must be satisfied:

•	the issuing entity will or will cause the depositor to deliver to the indenture trustee a statement from a firm of nationally recognized independent public accountants, who may also render other services to the issuing entity or the depositor, as the case may be, to the effect that the deposit is sufficient to make all the payments specified above;

•	the issuing entity will or will cause the depositor to deliver to the indenture trustee an officer’s certificate stating that the issuing entity or the depositor, as applicable, reasonably believes that the deposit and termination of obligations will not, based on the facts known to that officer at the time of the certification, then cause an Early Amortization Event with respect to any series;

•	satisfaction of the Rating Agency Condition with respect to each other outstanding series; and

•	the issuing entity will or will cause the depositor to deliver to the indenture trustee an opinion of counsel to the effect that:

1.	for federal income tax purposes, the deposit and termination of obligations will not cause the issuing entity, or any portion of the issuing entity, to be treated as an association, or publicly traded partnership, taxable as a corporation; and

2.	the deposit and termination of obligations will not result in the issuing entity being subject to the requirement that it register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.]

[Under the Series 20[●]-[●] Indenture Supplement, the issuing entity does not have the option to be discharged from its obligations in respect of the Series 20[●]-[●] Notes as described in the Indenture.]

Issuance of Additional Notes

Under the Series 20[●]-[●] Indenture Supplement, the issuing entity may issue additional Series 20[●]-[●] Notes at any time after the Series 20[●]-[●] Issuance Date without the consent of the Series 20[●]-[●] Noteholders. If the issuing entity does issue additional Series 20[●]-[●] Notes in this manner, such Series 20[●]-[●] Notes will be subject to the same terms and conditions as the Series 20[●]-[●] Notes issued under this prospectus. The issuing entity may offer additional Series 20[●]-[●] Notes for sale under a prospectus or other disclosure document for transactions either registered under the Securities Act of 1933, as amended, or exempt from registration; provided, however, that the issuing entity will not issue additional Series 20[●]-[●] Notes after the Series 20[●]-[●] Issuance Date unless (i) the Rating Agency Condition with respect to the Hired Rating Agencies has been satisfied and (ii) it has delivered a Required Federal Income Tax Opinion.

The issuing entity may also issue additional series of notes in the future. See “— New Issuances” below.

Modification of the Indenture

The Series 20[●]-[●] Indenture Supplement may be amended by the parties thereto, with the consent of the indenture trustee, but without the consent of any of the Series 20[●]-[●] Noteholders, to cure any ambiguity, correct or supplement any provision in the Series 20[●]-[●] Indenture Supplement that may be inconsistent with any other provision in that agreement, or for any other purpose; provided that (i) (a) the servicer shall have provided to the indenture trustee and the owner trustee an officer’s certificate stating that such amendment will not materially and adversely affect any Series 20[●]-[●] Noteholder, or (b) the Rating Agency Condition with respect to the Hired Rating Agencies is satisfied with respect to such amendment and (ii) the issuing entity shall have received a Required Federal Income Tax Opinion and shall have delivered a copy to the indenture trustee.

The Series 20[●]-[●] Indenture Supplement may also be amended by the parties thereto, with the consent of the indenture trustee, receipt of a Required Federal Income Tax Opinion by the issuing entity with a copy to the indenture trustee and the consent of:

•	the holders of notes evidencing a majority of the outstanding Series 20[●]-[●] Notes; or

•	in the case of any amendment that does not adversely affect the related indenture trustee or any Series 20[●]-[●] Noteholders, the holders of the Certificates evidencing a majority of the outstanding Certificate balance, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of Series 20[●]-[●] Indenture Supplement or of modifying in any manner the rights of those 20[●]-[●] Noteholders or Certificateholders. No such amendment, however, shall:

1.	increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the Series 20[●]-[●] Notes or distributions that are required to be made for the benefit of those Series 20[●]-[●] Noteholders or Certificateholders or change the interest rate or the required amount in the related Reserve Account (except as described above) without the consent of each of the “adversely affected” Series 20[●]-[●] Noteholders or Certificateholders; or

2.	reduce the percentage of the principal amount of the then outstanding Series or Class of Notes or Certificates of the Series 20[●]-[●] Notes which is required to consent to any amendment, without the consent of the holders of all the then outstanding Series 20[●]-[●] Notes of each affected class or holders of all of the Certificates.

An amendment referred to in clause (1) above will be deemed not to adversely affect a Series 20[●]-[●] Noteholder if the Rating Agency Condition with respect to the Hired Rating Agencies is satisfied. In connection with any amendment referred to in clause (1) above, the servicer shall deliver an officer’s certificate to the indenture trustee and the owner trustee stating that the Series 20[●]-[●] Noteholders and Certificateholders whose consents were not obtained were not adversely affected by the amendment.

Book-Entry Registration

The Series 20[●]-[●] Notes will be represented by one or more notes registered in the name of Cede, as nominee of DTC (provided that any Notes retained by the depositor or an affiliate of the depositor will be issued as Definitive Notes). Noteholders may hold beneficial interests in the Notes through the DTC (in the United States) or Clearstream Banking Luxembourg or Euroclear Bank S.A./NV (the “Euroclear Operator”) as operator of the Euroclear (in Europe or Asia) directly if they are participants of those systems, or indirectly through organizations which are participants of those systems.

No Noteholder will be entitled to receive a certificate representing that Person’s interest in the Notes, except as set forth below. Unless and until the Series 20[●]-[●] Notes (other than any Notes retained by the depositor or conveyed to an affiliate of the depositor) are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by Noteholders will refer to actions taken by DTC upon instructions from direct participants, and all references in this prospectus to distributions, notices, reports and statements to Noteholders will refer to distributions, notices, reports and statements to Cede, as the registered holder of the Notes, for distribution to Noteholders in accordance with DTC procedures. Therefore, it is anticipated that the only Noteholder will be Cede, the nominee of DTC. Noteholders will not be recognized by the indenture trustee as Noteholders as the terms will be used in the relevant agreements, and Noteholders will only be able to exercise their collective rights as holders of the Series 20[●]-[●] Notes indirectly through DTC, the direct participants and the indirect participants, as further described below. In connection with such indirect exercise of rights through the DTC system, Noteholders may experience some delays in their receipt of payments, since distributions on book-entry securities first will be forwarded to Cede. Notwithstanding the foregoing, Noteholders are entitled to all remedies available at law or in equity with respect to any delay in receiving distributions on the Notes, including but not limited to remedies set forth in the relevant agreements against parties thereto, whether or not such delay is attributable to the use of DTC’s book-entry system.

Under a book-entry format, because DTC can only act on behalf of direct participants that in turn can only act on behalf of indirect participants, the ability of a noteholder to pledge book-entry securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such book-entry securities, may be limited due to the lack of physical certificates or notes for such book-entry securities. In addition, issuance of the notes in book-entry form may reduce the liquidity of such securities in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes. See “Risk Factors — Because the Series 20[●]-[●] notes are in book-entry form, your rights can only be exercised indirectly” in this prospectus.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from many countries that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants” and, together with the direct participants, “participants”). The rules applicable to DTC and its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of the Series 20[●]-[●] Notes under the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmation from DTC providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect Participants, and by DTC Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the indenture trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the indenture trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the indenture trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the indenture trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the indenture trustee. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered.

The depositor, the indenture trustee or the administrator may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered to DTC. See “— Definitive Notes” below.

None of the servicer, the depositor, the administrator, the indenture trustee or owner trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Notes held by Cede, DTC, Clearstream Banking Luxembourg or Euroclear, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Definitive Notes

The Series 20[●]-[●] Notes will be issued in fully registered, certificated form to Noteholders or their nominees, rather than to DTC or its nominee, only if:

•	DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to those Notes and the depositor, the administrator or the indenture trustee is unable to locate a qualified successor (and if it is the depositor or the administrator that has made that determination, the depositor or the administrator so notifies the indenture trustee in writing);

•	the depositor or the administrator or the indenture trustee, as applicable, at its option and to the extent permitted by law, elects to terminate the book-entry system through DTC; or

•	after the occurrence of an Event of Default or a Servicer Default with respect to those Notes, holders representing at least a majority of the outstanding principal amount of the Series 20[●]-[●] Notes, acting together as a single class, advise the indenture trustee through DTC in writing that the continuation of a book-entry system through DTC (or a successor thereto) with respect to those Notes is no longer in the best interests of the holders of that class of Notes.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify all applicable Noteholders through DTC Participants of the availability of Definitive Notes. Upon surrender by DTC of the definitive certificates representing the corresponding Notes and receipt of instructions for re-registration, the indenture trustee will reissue those Notes as Definitive Notes to those Noteholders.

Payments of principal of, and interest on, the Definitive Notes will thereafter be made by the indenture trustee in accordance with the procedures set forth in the Indenture directly to holders of Definitive Notes in whose names the Definitive Notes were registered at the close of business on the applicable record date specified for those Notes in this prospectus. Those payments will be made in the manner set forth in the Indenture. The final payment on any Definitive Note, however, will be made only upon presentation and surrender of that Definitive Note at the office or agency specified in the notice of final payment to the applicable Noteholders. The indenture trustee will provide that notice to the applicable Noteholders not less than 15 nor more than 30 days prior to the date on which the final payment is expected to occur.

Definitive Notes will be transferable and exchangeable at the offices of the transfer agent and registrar, which will initially be the indenture trustee, or of a registrar named in a notice delivered to holders of Definitive Notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

New Issuances

The Indenture provides that, under any one or more Indenture Supplements, the issuing entity may, or the depositor may cause the owner trustee, on behalf of the issuing entity, to issue one or more new series of Notes and may define all principal terms of those Notes. Each series issued may have different terms and enhancements than any other series. Subject to the terms and conditions specified under “— Issuance of Additional Notes”, additional Series 20[●]-[●] Notes may also be issued after the Series 20[●]-[●] Issuance Date. Upon the issuance of an additional series of Notes, the depositor, the servicer, the indenture trustee and the issuing entity are not required and do not intend to obtain the consent of any Noteholder of any other series previously issued by the issuing entity. The issuing entity may offer any series under a prospectus or other disclosure document directly, through one or more other underwriters or placement agents, in fixed-price offerings or in negotiated transactions or otherwise, in transactions either registered under, or exempt from registration under, the Securities Act of 1933, as amended.

A new issuance may only occur upon the satisfaction of conditions provided in the Indenture. The issuing entity may, or the depositor may cause the owner trustee, on behalf of the issuing entity, to issue one or more new series of Notes by notifying the owner trustee, the indenture trustee, the servicer and each Rating Agency at least seven days in advance of the date upon which the new issuance is to occur. The notice will state the date upon which the new issuance is to occur.

The owner trustee will execute, and the indenture trustee will authenticate, the Notes of any series only upon delivery of the following items, or satisfaction of the following conditions, among others:

•	on or before the seventh business day immediately preceding the Series Issuance Date for such series, the depositor has given the owner trustee, the indenture trustee, the servicer and each Rating Agency written notice (unless such notice requirement is otherwise waived) of such issuance and such Series Issuance Date;

•	the depositor has delivered to the owner trustee and the indenture trustee an Indenture specifying the principal terms of the new series;

•	the depositor has delivered to the indenture trustee any related enhancement agreement for the enhancement executed by the depositor and the Person providing such enhancement;

•	the depositor has delivered to the indenture trustee a certificate of an authorized officer of the depositor, dated such Series Issuance Date, to the effect that the depositor reasonably believes that as of such Series Issuance Date no Event of Default or Early Amortization Event has occurred and is continuing for any series and such issuance will not have a Significant Adverse Effect and will not cause any Event of Default or Early Amortization Event to occur with respect to any outstanding series; and

•	after giving effect to the new issuance, the Adjusted Pool Balance equals or exceeds the Required Participation Amount.

Further, additional series of Notes and additional Notes of the same series may be issued only if (i) the depositor has delivered to the indenture trustee a Required Federal Income Tax Opinion with respect to such issuance and (ii) the Rating Agency Condition has been satisfied.

Notes Owned by the Issuing Entity, the Depositor, the Servicer and Their Affiliates

In general, except as otherwise described in this prospectus and the Transaction Documents, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates will be entitled to benefits under the Transaction Documents equally and proportionately to the benefits afforded other owners of the notes. However, such notes will not be considered outstanding for voting purposes unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively constitute all the owners of all the notes outstanding.

SOURCES OF FUNDS TO PAY THE NOTES

General

The primary source of funds for the payment of principal of and interest on the Notes are the collections received on the Receivables owned by the issuing entity. For a description of the issuing entity and its assets, see “The Issuing Entity” and “The Dealer Floorplan Financing Business” in this prospectus.

Allocations of Defaulted Amounts and Interest Collections are made first, pro rata among each series based on the ratio that the Series Nominal Liquidation Amount of each series of Notes bears to the Trust Nominal Liquidation Amount. This ratio, when expressed as a percentage, is the Series Allocation Percentage. Within each series, allocations of Series Allocable Defaulted Amounts and Series Allocable Interest Collections will be made each day to the Noteholders of such series based on the ratio of:

•	the Series Nominal Liquidation Amount of such series to

•	the product of (a) the Series Allocation Percentage for such series and (b) the Pool Balance as of the last day of the preceding Collection Period.

This ratio, when expressed as a percentage, is referred to as the Floating Allocation Percentage. Application of this percentage allocates Series Allocable Interest Collections and Series Allocable Defaulted Amounts to the Noteholders of a series of Notes. Except as described below under “Sources of Funds to Pay the Notes — Application of Collections,” Series Allocable Interest Collections not allocated to the Noteholders are released to the depositor and are not available for payments on the Notes.

Principal Collections are allocated among series of Notes similarly to the allocation of Interest Collections on the Receivables (i.e., on the basis of the Series Allocation Percentage). Series Allocable Principal Collections on the Receivables will be further allocated to the holders of the Transferor Interest, on the one hand, and the Noteholders of each series, on the other, as set forth in the related Indenture Supplement. Series that are in the revolving period will generally be allocated a portion of the Series Allocable Principal Collections based on the Floating Allocation Percentage. The allocation among Noteholders and the holders of the Transferor Interest for series that are in the Accumulation Period, the Controlled Amortization Period or the Early Amortization Period will be based on the Fixed Allocation Percentage. As with the Floating Allocation Percentage, the Fixed Allocation Percentage for any series on any day equals the ratio of the Series Nominal Liquidation Amount of Notes in such series to the product of (a) the Series Allocation Percentage for such series and (b) the Pool Balance as of the last day of the preceding Collection Period; provided, however, that, in contrast to the Floating Allocation Percentage, the Series Nominal Liquidation Amount used to calculate the Fixed Allocation Percentage will be “fixed” as of the last day of the revolving period.

For a detailed description of the application of collections, the allocation of charge-offs and the application of Depositor Deposit Amounts, see “Sources of Funds to Pay the Notes — Application of Collections” and “Sources of Funds to Pay the Notes — Excess Funding Account” below in this prospectus.

Deposit and Application of Funds

Series Allocable Interest Collections will be allocated between the Noteholders of each series and the holders of the Transferor Interest as described under “Sources of Funds to Pay the Notes — General” above. These allocations will be made on each Payment Date. The Series Allocable Interest Collections allocated to the Noteholders of any series, together with any Reallocated Principal Collections for such series and any other amounts specified in the related indenture supplement as available for such purpose, are “Series Investor Available Interest Amounts.”

Series Allocable Principal Collections will be allocated between the Noteholders of each series and the holders of the Transferor Interest as described under “Sources of Funds to Pay the Notes — General” above. These allocations will be made on each Payment Date. The Series Allocable Principal Collections allocated to the Noteholders of any series (less any Reallocated Principal Collections), together with any Series Investor Available Interest Amounts used to fund Series Investor Defaulted Amounts for such series or the Series Nominal Liquidation Amount Deficit for such series during a Collection Period and any other amounts specified in this prospectus, are “Series Investor Available Principal Amounts.” The Series Investor Available Interest Amounts and the Series Investor Available Principal Amounts are collectively referred to as the “Series Investor Available Amounts.”

If Series Investor Available Amounts available for distribution on any Payment Date are less than the aggregate monthly interest payments or applications, or principal payments or deposits required to be made with respect to any one or more series of Notes, and any other series of Notes has Excess Interest Amounts or Excess Principal Amounts remaining after the application of its allocation in accordance with the Indenture, then any such excess from other series will be applied to such series of Notes to the extent such series still has a shortfall in amounts needed to make a monthly interest payment or application or a monthly principal payment or deposit, as the case may be, pro rata on the basis of their respective shortfalls, although such application may be limited to series in a Sharing Group as provided in the related Indenture Supplement. In addition, to the extent excess amounts from other series are not sufficient to cover such shortfalls, funds may be available in a reserve account for such purpose, to the extent provided in the related Indenture Supplement.

Sharing Groups

Each series may be grouped into a Sharing Group. A Sharing Group may be further separated into an interest sharing group and a principal sharing group. To the extent that available amounts are not needed to make required interest or principal payments or deposits for a series in a Sharing Group, the excess amounts may be applied, subject to certain limitations, to cover shortfalls of required distributions and deposits for other series that are included in the Sharing Group. Series 20[●]-[●] is part of Sharing Group [One].

Issuing Entity Accounts

The issuing entity has established a Collection Account for the purpose of receiving distributions on the Receivables and an Excess Funding Account for the purpose of retaining certain Depositor Deposit Amounts and Depositor Replacement Amounts. If provided in the related Indenture Supplement, the issuing entity may direct the indenture trustee to establish and maintain in the name of the indenture trustee supplemental accounts for any series or class of Notes for the benefit of the related Noteholders.

Sale of Receivables

If an Event of Default occurs with respect to a series or class of Notes and such notes are accelerated, the issuing entity may sell Receivables, or interests therein, if the conditions described in “Description of the Indenture — Events of Default; Rights Upon Events of Default” in this prospectus are satisfied.

The amount of Receivables sold may not exceed to the product of the Series Allocation Percentage for such series of Notes and the amount of all Issuing Entity Assets. Following such sale and the application of the proceeds thereof (together with any amounts then held in the Collection Account, the Excess Funding Account and any other issuing entity accounts for such series as are allocated to such series and any amounts available from credit enhancement for such series), no more Principal Receivables or Interest Receivables will be allocated to those Notes. Noteholders will receive the net proceeds of such sale in an amount not to exceed the outstanding principal amount of those Notes, plus accrued and unpaid interest.

After giving effect to a sale of Receivables for the benefit of a series or class of Notes, the amount of proceeds allocable to such series or class may be less than the outstanding principal amount of that series. This deficiency can arise because the Series Nominal Liquidation Amount of that series or class was reduced before the sale of Receivables or because the sale price for the Receivables was less than the outstanding principal amount of the series or class of Notes. These types of deficiencies will not be reimbursed.

Limited Recourse to the Issuing Entity; Security for the Notes

With respect to each series (including Series 20[●]-[●]), the Series Investor Available Interest Amounts, Series Investor Available Principal Amounts, Shared Excess Interest Amounts (if applicable), Shared Excess Principal Amounts (if any), funds for that series on deposit in the issuing entity accounts, receipts from any Hedge Counterparty, amounts available from any credit enhancement for that series and proceeds of sales of Receivables for that series provide the only source of payment for principal of or interest on that series or class of Notes. Noteholders will have no recourse to any other assets of the issuing entity or any other Person for the payment of principal of or interest on the Notes.

The Notes of all series are secured by a shared security interest in the assets of the issuing entity, the Collection Account and the Excess Funding Account, but each series or class of Notes is entitled to the benefits of only that portion of those Issuing Entity Assets allocable to it under the Indenture and the related Indenture Supplement. Each series or class of Notes is also secured by a security interest in any applicable supplemental account.

Early Amortization Events

Beginning on the first Payment Date following the Collection Period in which an early amortization event has occurred with respect to any series, the servicer will distribute Principal Collections allocable to the Noteholders’ Interest of the series to Noteholders of the series monthly on each payment date, and the controlled deposit amount, if any, will no longer apply to distributions of principal of the Notes of the series, except in the specific circumstances described in the indenture supplement for that series. The Early Amortization Events of Series 20[●]-[●] are described below under “Sources of Funds to Pay the Notes — Early Amortization Events” or stated in this prospectus. Any funds remaining after such distribution will be allocable to any other series and the Noteholders’ Interest of the series to the holders of the Transferor Interest.

Even if an early amortization period begins with respect to a series, that period may terminate and the Revolving Period with respect to the series and any class may recommence when the event giving rise to the commencement of the early amortization period no longer exists, whether as a result of the distribution of principal to Noteholders of the series, the transfer of additional Receivables to the issuing entity, or otherwise, in each case if and to the extent provided in the related Indenture Supplement for such series.

In addition to the consequences of the early amortization events discussed above, if bankruptcy, insolvency or similar proceedings under the bankruptcy code or similar laws occur with respect to the depositor, on the day of that event the depositor will immediately cease to transfer Receivables to the issuing entity and promptly give notice to the indenture trustee, the servicer and the owner trustee and any Series Enhancers of this event. Any Receivables transferred to the issuing entity before the event, as well as collections on those Receivables accrued at any time with respect to those Receivables, will continue to be part of the Issuing Entity Assets and will be applied as set forth in the Transfer and Servicing Agreement.

Final Payment of Principal; Termination

The Notes of each series will be retired on the day following the date on which the final payment of principal is made to the Noteholders, whether as a result of optional redemption by the issuing entity, purchase of Receivables by the servicer or otherwise. The Final Maturity Date for each series will be the latest date on which principal and interest for the series of Notes is due in full. Notes may be subject to prior redemption as provided above, and may or may not ultimately be paid in full on their related Final Maturity Dates depending on the sufficiency of collections and liquidation proceeds therefor. The issuing entity’s failure to pay the principal of any series of Notes in full on the related series Final Maturity Date will be an Event of Default under the Indenture. In this event, the indenture trustee or the holders of a specified percentage of the Notes of that series will have the rights described below under “Description of the Indenture — Events of Default; Rights upon Event of Default” in this prospectus.

Unless the servicer and the holders of the Transferor Interest instruct the indenture trustee otherwise, the issuing entity will terminate no later than the Issuing Entity Termination Date. Upon the termination of the issuing entity and the surrender of the Transferor Interest, the indenture trustee will, following the distributions of all amounts to which the Noteholders and any Series Enhancers are entitled, convey to the holders of the Transferor Interest all right, title and interest of the issuing entity in the Receivables and all other Issuing Entity Assets.

Reports to Noteholders

On each Payment Date, Noteholders of Series 20[●]-[●] Notes will receive Payment Date Statements issued by the issuing entity and forwarded by the Paying Agent setting forth the information about Series 20[●]-[●] and the issuing entity, including the following:

[•     the total amount distributed;

•	the amount of principal and interest for distribution;

•	LIBOR for the related Interest Period;

•	Interest Collections and Principal Collections allocated to Series 20[●]-[●];

•	the Defaulted Amount allocated to Series 20[●]-[●];

•	reductions of the Series 20[●]-[●] Invested Amount and any reimbursements of previous reductions of the Invested Amount;

•	the monthly servicing fee for Series 20[●]-[●] (and any portion thereof that has been temporarily or permanently waived by the servicer);

•	the Pool Balance and the outstanding principal amount of the Series 20[●]-[●] Notes;

•	the Adjusted Pool Balance;

•	the Series 20[●]-[●] Invested Amount;

•	[the amount of net swap payments paid to or received from the swap counterparty, if any, during the related Collection Period;]

•	the Status Percentage for the related Collection Period;

•	the Status Trigger;

•	the dollar amount of Receivables at the beginning and end of the applicable Collection Period, and updated pool composition information as of the end of the Collection Period;

•	the amount of Receivables with respect to which material breaches of pool asset representations or warranties or transaction covenants have occurred;

•	any material modifications, extensions, or waivers relating to the terms of or fees, penalties or payments on, pool assets during the distribution period or that, cumulatively, have become material over time; and

•	the amount on deposit in the pre-funding account.]

On or before January 31 of each calendar year, the Paying Agent will also provide to each Person who at any time during the preceding calendar year was a Noteholder of record a statement, prepared by the servicer, containing the type of information presented in the periodic reports, aggregated for that calendar year or the portion of that calendar year that the Notes were outstanding, together with other information that is customarily provided to holders of debt, to assist Noteholders in preparing their United States tax returns.

In addition, Noteholders will receive reports with information about the indenture trustee. See “Description of the Indenture — Indenture Trustee’s Annual Report” below in this prospectus.

Application of Collections

On each day in a Collection Period, the servicer will calculate the amounts to be allocated in respect of collections on Receivables to the Noteholders of each outstanding series or class or to the holders of the Transferor Interest in accordance with this prospectus.

Except in the circumstances described below, the servicer must deposit into the Collection Account, no later than two business days after processing, the payments received on the Receivables. However, so long as NMAC is the servicer and no Servicer Default has occurred and is continuing, the servicer will be permitted to make these deposits on a monthly basis if any of the following conditions is met:

•	NMAC’s short-term unsecured debt obligations are rated at least “P-1” by Moody’s, “A-1” by Standard & Poor’s and “F1” by Fitch (so long as Moody’s, Standard & Poor’s and Fitch, as applicable, are Rating Agencies);

•	NMAC maintains a letter of credit or other form of enhancement for which the Rating Agency Condition has been satisfied to support NMAC’s obligation to deposit collections into the Collection Account; or

•	NMAC otherwise satisfies each Rating Agency’s requirements.

Upon satisfaction of the foregoing conditions, NMAC may use collections for its own benefit and will not be required to deposit the collections that it receives during any Collection Period until the business day preceding the Payment Date occurring in the following calendar month. On that date, NMAC will deposit into the Collection Account funds equal to the total amount that otherwise have been required to be deposited into the Collection Account during the related Collection Period. However, if a subsequent Public ABS Transaction permits an alternative remittance schedule or commingling standard, then, if the Rating Agency Condition is satisfied, the servicer will no longer be bound by the conditions to making monthly deposits as required hereunder, and will instead be subject to the conditions to making monthly deposits as required by the subsequent Public ABS Transaction.

The servicer must make daily or periodic deposits in the Collection Account only to the extent that the funds are required for deposit or distribution to the Noteholders or other parties pursuant to the Indenture and each Indenture Supplement. If the Collection Account balance ever exceeds the amount required for deposit or distribution, the servicer will be able to withdraw the excess. Subject to the immediately preceding sentence, the servicer may retain its servicing fee with respect to any series and will not be required to deposit it into the Collection Account. The servicer may elect to waive its servicing fee with respect to any series for any Collection Period.

On each day in a Collection Period, the servicer will distribute directly to the holders of the Transferor Interest the Interest Collections and Principal Collections allocable to the Transferor Interest. However, the servicer will make those distributions only if and to the extent that the Adjusted Pool Balance on such day equals or exceeds the Required Participation Amount as of such date, after giving effect to the allocations, distributions, withdrawals and deposits (if any) to be made on such date. Any amounts not distributed to the holders of the Transferor Interest will be treated as Depositor Deposit Amounts and deposited into the Excess Funding Account.

Allocations Among Series of Notes. Under the Indenture, on each day in a Collection Period, the servicer will allocate to each outstanding series its share of Interest Collections, Principal Collections and Defaulted Amounts based on the Series Allocation Percentage for each series. Allocations will be made with respect to each series of Notes on each day during a Collection Period based on the product of the Series Allocation Percentage for such series on such day and the amount of Interest Collections, Principal Collections and Defaulted Amounts. The Series Allocation Percentage for each series will be calculated on each day in a Collection Period.

Allocation between the Noteholders and the Holders of the Transferor Interest. The servicer will allocate amounts initially allocated to each series between the Noteholders’ Interest and the holders of the Transferor Interest on each day in a Collection Period on the basis of a percentage specific to that series. With respect to Series 20[●]-[●], these allocations and percentages are described under “Deposit and Application of Funds — Allocation Percentages” in this prospectus.

Interest Collections. The servicer will apply the Series Investor Available Interest Amounts for any series as set forth in the Indenture Supplement for that series. The servicer will determine the amount, if any, of Excess Interest Amounts for any Collection Period on the Determination Date in the month following such Collection Period. The servicer will treat Excess Interest Amounts as Shared Excess Interest Amounts to cover Interest Shortfalls for other series in the same Sharing Group. To the extent such Interest Shortfalls for such other series exceed such Excess Interest Amounts, Excess Interest Amounts will be allocated pro rata among the applicable series in the Sharing Group based on the relative amounts of Interest Shortfalls, unless otherwise set forth in the related Indenture Supplement. To the extent Excess Interest Amounts exceed Interest Shortfalls, the indenture trustee will pay the balance to the holders of the Transferor Interest or, if the Adjusted Pool Balance on such day does not equal or exceed the Required Participation Amount as of such day, deposit such amount in the Excess Funding Account.

Principal Collections. The servicer will apply Series Investor Available Principal Amounts for any series to make required payments of principal to the Accumulation Account (if applicable) or to the Noteholders of the series or class, in each case if and to the extent set forth in the Indenture Supplement for that series. The servicer will determine the amount, if any, of Excess Principal Amounts on the Determination Date in the month following such Collection Period. The servicer will treat Excess Principal Amounts as Shared Excess Principal Amounts to cover any Principal Shortfalls with respect to distributions to Noteholders of any series that are in the same Sharing Group. Excess Principal Amounts will not be used to cover Investor Charge-Offs for any series. To the extent Principal Shortfalls exceed Excess Principal Amounts for any Collection Period, Excess Principal Amounts will be allocated pro rata among the applicable series in the Sharing Group based on the relative amounts of Principal Shortfalls, unless otherwise set forth in the related Indenture Supplement. To the extent that Excess Principal Amounts exceed Principal Shortfalls, the indenture trustee will pay the balance to the issuing entity to be used by the issuing entity to acquire Receivables, if available. The indenture trustee will pay any remaining Excess Principal Amounts to the holders of the Transferor Interest or, if the Adjusted Pool Balance on such day does not equal or exceed the Required Participation Amount as of such day, deposit such amount in the Excess Funding Account.

Excess Funding Account

The indenture trustee will invest funds on deposit in the Excess Funding Account at the direction of the servicer in Eligible Investments. The investments must mature no later than the business day preceding the next

Payment Date. The servicer may select an agent for the purpose of designating the investments. On each Payment Date, all investment income earned on amounts in the Excess Funding Account since the preceding Payment Date will be included in interest collections for the related Collection Period.

The indenture trustee will deposit into the Excess Funding Account all Depositor Replacement Amounts received from the depositor and all Depositor Deposit Amounts withheld from payments to the depositor. On each business day on which funds are on deposit in the Excess Funding Account, the servicer will determine the amount, if any, by which the Adjusted Pool Balance exceeds the Required Participation Amount on such day, and the indenture trustee may withdraw such excess amount from the Excess Funding Account and pay such excess amount to the holders of the Transferor Interest.

The amounts on deposit in the Excess Funding Account will be allocated among the series based on their respective Series Allocation Percentages. For each series, the related Indenture Supplement will specify how funds in the Excess Funding Account allocated to that series will be distributed. On each Payment Date with respect to Series 20[●]-[●], if Series 20[●]-[●] Investor Available Principal Amounts for that Payment Date [(together with amounts on deposit in the Accumulation Account, to the extent described in “Deposit and Application of Funds — Accumulation Account”)] and Shared Excess Principal Amounts for such Payment Date from other outstanding series in Excess Principal Sharing Group [One] are insufficient to make in full the deposits and distributions described in (a) or (b) under “Deposit and Application of Funds —Application of Available Amounts — Series 20[●]-[●] Investor Available Principal Amounts,” the indenture trustee, acting in accordance with written instructions from the servicer, will withdraw from the Excess Funding Account and distribute for deposit into the Accumulation Account or payment to the Series 20[●]-[●] Noteholders, as applicable, the lesser of (i) the product of the Series 20[●]-[●] Allocation Percentage and the amount on deposit in the Excess Funding Account and (ii) the amount of such insufficiency.

Defaulted Amounts and Reallocated Principal Collections

For each series of Notes, on each day in a Collection Period, the servicer will calculate the Series Investor Defaulted Amount for such day. An amount equal to the aggregate of the Series Investor Defaulted Amounts for any Collection Period may be funded from Series Investor Available Interest Amounts and other amounts specified in the related Indenture Supplement, including credit enhancement, and applied to pay principal to Noteholders or, subject to certain limitations, to the holders of the Transferor Interest, as appropriate.

For each series of Notes, the related Series Nominal Liquidation Amount will be reduced by the amount of any Investor Charge-Offs for such series. In addition, a Series Nominal Liquidation Amount may decrease by the amount of any Series Investor Available Principal Amounts reallocated to pay interest on Notes and other amounts of such series. Such amounts are referred to herein as “Reallocated Principal Collections.” Reductions in a Series Nominal Liquidation Amount due to Investor Charge-Offs and any Reallocated Principal Collections will be reimbursed on any subsequent Payment Date to the extent of Series Investor Available Interest Amounts on deposit in the Collection Account to be applied on such Payment Date, together with Excess Interest Amounts from all other series of Notes available to be applied on such Payment Date and other amounts specified in the related Indenture Supplement available to be applied on such Payment Date, exceed the interest owed on the Notes, the Series Investor Defaulted Amount and any other fees specified in the related Indenture Supplement that are payable on that date without further reduction of such Series Nominal Liquidation Amount. This reimbursement will result in an increase in the Series Nominal Liquidation Amount with respect to that series.

DEPOSIT AND APPLICATION OF FUNDS

A description of how interest collections and principal collections received by the issuing entity are allocated among the various series can be found in “Sources of Funds to Pay the Notes — General” and in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus. Once allocated to Series 20[●], the portions of those collections allocated to Series 20[●]-[●] Noteholders are available to make payments on the Series 20[●]-[●] Notes. The following discussion under this heading “Deposit and Application of Funds” describes how the portions of those collections allocated to the holders of the Series 20[●]-[●] Notes are applied to cover required distributions with respect to the Series 20[●]-[●] Notes.

Application of Available Amounts

Series 20[●]-[●] Investor Available Interest Amounts. Under “— Allocation Percentages” below is a description of how interest collections will be allocated among each outstanding series and, within each series, between the noteholders and the holders of the Transferor Interest. The portion of the Series 20[●]-[●] Allocable Interest Collections (as described under “— Allocation Percentages” below) allocated to the Series 20[●]-[●] Noteholders[, together with all Advances made by the servicer] for the related Collection Period and the following additional amounts allocated to the Series 20[●]-[●] Noteholders by the indenture trustee with respect to a related Collection Period, will make up the “Series 20[●]-[●] Investor Available Interest Amounts”:

(1)	any net investment earnings on funds in the Accumulation Account and the Reserve Account and any net investment earnings on Series 20[●]’s share of funds in the Excess Funding Account and the Collection Account will be withdrawn from the Accumulation Account, the Reserve Account, the Excess Funding Account and the Collection Account, as applicable, and added to the Series 20[●]-[●] Investor Available Interest Amounts allocated to the Series 20[●]-[●] Notes;

(2)	if the amount of interest at the [Series 20[●]-[●] Rate] [Weighted Average Note Rate] on funds in the Accumulation Account and on the Series 20[●]’s share of funds in the Excess Funding Account exceeds the net investment earnings described in the preceding bullet point, the amount of this excess, referred to as the “negative carry amount,” will be deducted from the portion of the Series 20[●]-[●] Allocable Interest Collections and Series 20[●]-[●] Allocable Principal Collections allocable to the holders of the Transferor Interest and added to the Series 20[●]-[●] Investor Available Interest Amounts;

(3)	the amount of any Series 20[●]-[●] Investor Available Principal Amounts reallocated by the indenture trustee to pay interest on the Series 20[●]-[●] Notes as described under “— Series 20[●]-[●] Investor Available Principal Amounts” below; and

(4)	the amount, if any, of collections of Interest Receivables as to which, with respect to any transaction, the date on which such transaction is first recorded on the servicer’s computer file of Accounts (without regard to the effective date of such recordation) occurs in the Collection Period following such Collection Period (but prior to the Payment Date following such Collection Period) which the issuing entity instructs the servicer to include; provided, however, that, for the avoidance of doubt, this amount shall exclude the amount, if any, the issuing entity instructed the servicer to include pursuant to this clause (4) with respect to the Collection Period immediately preceding such Collection Period.

The Series 20[●]-[●] Investor Available Interest Amounts may be increased for any Collection Period to include amounts (including any Interest Collections and Principal Collections), if any, from the Collection Period following such Collection Period that are used to fund shortfalls in interest payments with respect to such Collection Period as described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus. The Series 20[●]-[●] Investor Available Interest Amounts will be reduced to account for the amounts, if any, from the related Collection Period used to fund shortfalls in interest payments with respect to the Collection Period preceding such related Collection Period as described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus.

On each Payment Date, the indenture trustee, at the direction of the servicer, will apply the Series 20[●]-[●] Investor Available Interest Amounts (and other amounts specified in this prospectus) in the following priority (the “Payment Waterfall”):

(1)	[first, to the Interest Rate Swap Counterparty, any net amounts due under the Interest Rate Swap Agreement,] [first][, to the servicer, from amounts on deposit in the Collection Account, any payments in respect of outstanding Advances required to be reimbursed;]

(2)	[second, to the servicer, from amounts on deposit in the Collection Account, any payments in respect of outstanding Nonrecoverable Advances required to be reimbursed;]

(3)	third, the indenture trustee will apply funds to pay the Monthly Servicing Fee, including, without limitation, the amount of any Monthly Servicing Fee previously due but not distributed to the servicer;

(4)	fourth, the indenture trustee will pay (i) Monthly Interest on the Series 20[●]-[●] Notes due for such Payment Date, (ii) any Monthly Interest on the Series 20[●]-[●] Notes previously due but not distributed on a prior Payment Date, (iii) any Additional Interest on the Series 20[●]-[●] Notes for such Payment Date and (iv) any Additional Interest on the Series 20[●]-[●] Notes previously due but not distributed on a prior Payment Date [in each case, pro rata, between the holders of the Class A-1 Notes and the Class A-2 Notes (based on amounts due)];

(5)	fifth, if the Series 20[●]-[●] Investor Available Interest Amounts for that Payment Date exceeds the amounts payable in clauses (1), (2), (3) and (4), then that excess amount will be treated as Series 20[●]-[●] Investor Available Principal Amounts to the extent of (x) the amount of Series 20[●]-[●] Investor Defaulted Amounts for the related Collection Period and (y) the Series 20[●]-[●] Nominal Liquidation Amount Deficit, if any;

(6)	sixth, to the extent that amounts on deposit in the Reserve Account are less than the Specified Reserve Account Balance, the indenture trustee will deposit in the Reserve Account, from Series 20[●]-[●] Investor Available Interest Amounts that remain after giving effect to clauses (1), (2), (3), (4) and (5), an amount necessary to restore or bring amounts on deposit in the Reserve Account to equal the Specified Reserve Account Balance;

(7)	seventh, on and after the occurrence of an Event of Default and a declaration that all Series 20[●]-[●] Notes are immediately due and payable, as set forth in this prospectus, any Series 20[●]-[●] Investor Available Interest Amounts that remain after giving effect to clauses (1), (2), (3), (4), (5) and (6) will be treated as Series 20[●]-[●] Investor Available Principal Amounts payable to the Series 20[●]-[●] Noteholders until the outstanding principal amount of the Series 20[●]-[●] Notes have been paid in full, unless and until such declaration that all Series 20[●]-[●] Notes are immediately due and payable has been rescinded and annulled as set forth in this prospectus;

(8)	eighth, if the servicer elected to waive the Monthly Servicing Fee for the preceding Collection Period, the indenture trustee will apply any Series 20[●]-[●] Investor Available Interest Amounts that remain after giving effect to clauses (1), (2), (3), (4), (5), (6) and (7) to reimburse the servicer for such waived Servicing Fee;

(9)	ninth, any Series 20[●]-[●] Investor Available Interest Amounts that remain after giving effect to clauses (1), (2), (3), (4), (5), (6), (7) and (8) will be treated as Shared Excess Interest Amounts and will be applied to shortfalls or deficits of other series of notes that are included in Excess Interest Sharing Group [One];

(10)	tenth, to the indenture trustee, from amounts on deposit in the Collection Account, any payments in respect of accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;

(11)	[eleventh, to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days; and]

(12)	twelfth, to the extent not needed to cover shortfalls or deficits of other series, any Series 20[●]-[●] Investor Available Interest Amounts that remain after giving effect to clauses (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10) will be paid to the holders of the Transferor Interest, except under the circumstances described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus or, to the extent amounts are payable to a Currency Swap Counterparty pursuant to a Currency Swap Agreement as described below in this section, to such Currency Swap Counterparty.

If Series 20[●]-[●] Investor Available Interest Amounts for any Payment Date (excluding Reallocated Principal Collections for such Payment Date) are not sufficient to pay in full or otherwise provide for in full the amounts described in clauses (1) through (6) of the preceding paragraph, then Shared Excess Interest Amounts from all other series of notes in Excess Interest Sharing Group [One] will be applied to pay such shortfall. If such shortfall, together with other similar shortfalls with respect to other series of notes in Excess Interest Sharing Group [One], exceed Shared Excess Interest Amounts for such Payment Date, Shared Excess Interest Amounts will be allocated pro rata among the applicable series of Notes in Excess Interest Sharing Group [One] (including Series 20[●]) based on their respective shortfalls.

If Series 20[●]-[●] Investor Available Interest Amounts for any Payment Date, together with Shared Excess Interest Amounts for such Payment Date are not sufficient to pay in full or otherwise provide for in full the amounts described in clauses (3) through (5) of the second preceding paragraph, then the indenture trustee, at the direction of the servicer, will withdraw amounts then on deposit in the Reserve Account, up to the amounts of any such shortfall, and apply such amounts to pay such shortfall.

If Series 20[●]-[●] Investor Available Interest Amounts for any Payment Date, together with Shared Excess Interest Amounts and amounts on deposit in the Reserve Account available to pay interest on the Series 20[●]-[●] Notes pursuant to clause (4) of the third preceding paragraph are insufficient to pay such interest on such Payment Date, then the servicer will reallocate from the Series 20[●]-[●] Investor Available Principal Amounts with respect to the preceding Collection Period (and to the extent necessary, from amounts that would constitute Series 20[●]-[●] Investor Available Principal Amounts with respect to the current Collection Period) the amount of such insufficiency, not to exceed the Series 20[●]-[●] Overcollateralization Amount (such reallocated amounts, “Reallocated Principal Collections”). The reallocation of Reallocated Principal Collections at any time will result in a reduction in the Series 20[●]-[●] Nominal Liquidation Amount as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts” in this prospectus.

Series 20[●]-[●] Investor Available Principal Amounts. Under “Deposit and Application of Funds — Allocation Percentages” in this prospectus is a description of how principal collections will be allocated among each series and, within each series, between the noteholders and the holders of the Transferor Interest. The portion of the Series 20[●]-[●] Allocable Principal Collections (as described under “Deposit and Application of Funds — Allocation Percentages” in this prospectus) allocated to the Series 20[●]-[●] Noteholders during each Collection Period (other than Reallocated Principal Collections with respect to such Payment Date), together with (i) the amount of any Series 20[●]-[●] Investor Available Interest Amounts used by the indenture trustee on each Payment Date to fund the Series 20[●]-[●] Investor Defaulted Amounts and any Series 20[●]-[●] Nominal Liquidation Amount Deficit, as described in clause (5) of the fourth preceding paragraph and (ii) the amount of Series 20[●]-[●] Investor Available Interest Amounts treated as Series 20[●]-[●] Investor Available Principal Amounts, as described in clause (7) of the fourth preceding paragraph, will be referred to as “Series 20[●]-[●] Investor Available Principal Amounts.” The Series 20[●]-[●] Investor Available Principal Amounts (together with other amounts specified in this prospectus) will be applied by the servicer, or the servicer will cause the indenture trustee to apply by written instruction to the indenture trustee, on each Payment Date, at the direction of the servicer, as follows:

(1)	first:

(a)

if Series 20[●]-[●] is in its Accumulation Period, the indenture trustee will deposit an amount equal to the lesser of (x) the Controlled Deposit Amount for such Payment Date and (y) the Series 20[●]-[●] Invested Amount for such Payment Date in the Accumulation Account for payment to the Series 20[●]-[●] Noteholders on the Series 20[●]-[●] Expected Final Payment Date, then to the extent of any remaining Series 20[●]-[●] Investor Available Principal

Amounts, will treat any remaining Series 20[●]-[●] Investor Available Principal Amounts as Shared Excess Principal Amounts available to be used to satisfy the principal funding requirements of other series of notes included in Excess Principal Sharing Group [One];

(b)	if Series 20[●]-[●] is in an [Early Amortization] [Controlled Amortization] Period, the indenture trustee will pay the [Series 20[●]-[●] Investor Available Principal Amounts plus all amounts on deposit in the Accumulation Account] [Controlled Deposit Amount] (up to the Series 20[●]-[●] Invested Amount (determined without giving effect to any reduction thereto arising from amounts on deposit in the Accumulation Account)) to the Series 20[●]-[●] Noteholders in payment of principal of the Series 20[●]-[●] Notes[, in each case, pro rata, between the holders of the Class A-1 Notes and the Class A-2 Notes (based on amounts due)], then to the extent of any remaining Series 20[●]-[●] Investor Available Principal Amounts plus all amounts on deposit in the Accumulation Account, will treat any such remaining amounts as Shared Excess Principal Amounts available to be used to satisfy the principal funding requirements of other series of notes included in Excess Principal Sharing Group [One];

(c)	if Series 20[●]-[●] is not in its Accumulation Period or an Early Amortization Period, Series 20[●]-[●] Investor Available Principal Amounts will be treated as Shared Excess Principal Amounts to be used as described in this clause (1); and

(2)	second, any remaining funds will be reinvested in additional Receivables, if any, and the balance thereof, if any, will be distributed to the holders of the Transferor Interest, except under the circumstances described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus or, to the extent amounts are payable to a Currency Swap Counterparty pursuant to a Currency Swap Agreement as described below in this section, to such Currency Swap Counterparty.

If Series 20[●]-[●] Investor Available Principal Amounts for any Payment Date are not sufficient to pay or deposit in full the amounts described in clauses (1)(a) or (b) of the preceding paragraph, as applicable, then Shared Excess Principal Amounts from all other series of notes in Excess Principal Sharing Group [One] will be applied to pay such shortfall. If such shortfall, together with other similar principal distribution shortfalls with respect to other series of notes in Excess Principal Sharing Group [One], exceed Shared Excess Principal Amounts for such Payment Date, then (i) first, Shared Excess Principal Amounts will be allocated pro rata among the applicable series of Notes in Excess Principal Sharing Group [One] (including Series 20[●]) based on their respective shortfalls and (ii) second, the Series 20[●]-[●] Allocation Percentage of funds, if any, in the Excess Funding Account will be used (to the extent available) to pay or deposit any remaining shortfall with respect to the Series 20[●]-[●] Notes, as described in “Sources of Funds to Pay the Notes — Excess Funding Account” in this prospectus.

Amounts payable, if any, by a Currency Swap Counterparty pursuant to a Currency Swap Agreement as described below will not be deposited into the Collection Account and will be paid by the indenture trustee directly to the holders of the Transferor Interest on each Payment Date.

The issuing entity, at its option, may enter into a Currency Swap Agreement with a Currency Swap Counterparty to swap amounts payable to the holders of the Transferor Interest from United States dollars to Japanese yen; provided, that (i) at the time the issuing entity enters into the Currency Swap Agreement, the Rating Agency Condition shall be satisfied, and (ii) any payments to the Currency Swap Counterparty (including termination payments) are payable only from amounts that otherwise are payable to holders of the Transferor Interest.

Reduction and Reinstatement of Series Nominal Liquidation Amounts

The Series 20[●]-[●] Nominal Liquidation Amount as of the Series 20[●]-[●] Issuance Date is the sum of (i) the $[●] initial Series 20[●]-[●] Invested Amount (which equals the initial outstanding principal amount of the Series 20[●]-[●] Notes) and (ii) the Series 20[●]-[●] Overcollateralization Amount as of the Series 20[●]-[●] Issuance Date. The portion of the Series 20[●]-[●] Nominal Liquidation Amount constituting the Series 20[●]-[●]

Invested Amount will be calculated on each day. Generally, the portion of the Series 20[●]-[●] Nominal Liquidation Amount constituting the Series 20[●]-[●] Overcollateralization Amount for each Payment Date will be an amount equal to the Series 20[●]-[●] Overcollateralization Amount as calculated on the prior Payment Date, decreased by certain reductions since that date and increased by certain reinstatements and other amounts since that date. These reductions and reinstatements are described below.

Reductions. The Series 20[●]-[●] Nominal Liquidation Amount will be reduced (starting with the Series 20[●]-[●] Overcollateralization Amount as described below) on any Payment Date by the following amounts:

(A)	Reallocated Principal Collections, including any Reallocated Principal Collections from the Collection Period occurring in the same month as the Payment Date, not to exceed the Series 20[●]-[●] Overcollateralization Amount, as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Principal Amounts” in this prospectus; and

(B)	the Series 20[●]-[●] Investor Defaulted Amounts in the related Collection Period to the extent that they are not covered by Series 20[●]-[●] Investor Available Interest Amounts, Shared Excess Interest Amounts and amounts on deposit in the Reserve Account that are treated as Series 20[●]-[●] Investor Available Principal Amounts to cover such Series 20[●]-[●] Investor Defaulted Amounts, as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Interest Amounts” in this prospectus.

On each Payment Date, the amount of any reduction in the Series 20[●]-[●] Nominal Liquidation Amount due to clause (A) or (B) above will be allocated as follows:

•	first, to reduce the Series 20[●]-[●] Overcollateralization Amount by the amount of such reduction until the Series 20[●]-[●] Overcollateralization Amount is reduced to zero; and

•	second, to reduce the Series 20[●]-[●] Invested Amount by any remaining amount of such reduction until the Series 20[●]-[●] Invested Amount is reduced to zero.

In addition, the portion of the Series 20[●]-[●] Nominal Liquidation Amount constituting the Series 20[●]-[●] Invested Amount will be reduced by amounts deposited into the Accumulation Account and payments of principal of the Series 20[●]-[●] Notes and will be increased on any date on which the issuing entity issues additional Series 20[●]-[●] Notes, as discussed under “Description of the Notes — Issuance of Additional Notes” in this prospectus, in an amount equal to the invested amount of such additional Series 20[●]-[●] Notes.

When the Series 20[●]-[●] Overcollateralization Amount is reduced as described in clause “first” in the second preceding paragraph, such reduction will be applied, first, to the portion of the Series 20[●]-[●] Overcollateralization Amount equal to the Primary Series 20[●]-[●] Overcollateralization Amount and second, to the portion of the Series 20[●]-[●] Overcollateralization Amount equal to the Incremental Overcollateralization Amount. In general, if the Primary Series 20[●]-[●] Overcollateralization Amount is reduced on any Payment Date below the applicable Series 20[●]-[●] Overcollateralization Percentage of the initial outstanding principal amount of the Series 20[●]-[●] Notes, then an Early Amortization Event will occur.

While the Series 20[●]-[●] Overcollateralization Amount will be reduced as described above, the outstanding principal amount of the Series 20[●]-[●] Notes will not be similarly reduced. However, the aggregate principal paid on the Series 20[●]-[●] Notes will not exceed the Series 20[●]-[●] Invested Amount (except to the extent that the Series 20[●]-[●] Invested Amount has been reduced by amounts on deposit in the Accumulation Account). Consequently, you will incur a loss on your Notes if the Series 20[●]-[●] Overcollateralization Amount is reduced to zero and the Series 20[●]-[●] Invested Amount is thereafter reduced and not reinstated as described under “Deposit and Application of Funds — Series 20[●]-[●] Overcollateralization Amount” in this prospectus.

Reinstatements. The Series 20[●]-[●] Nominal Liquidation Amount will be reinstated on any Payment Date by the amount of the Series 20[●]-[●] Investor Available Interest Amounts that are applied with respect to the Series 20[●]-[●] Nominal Liquidation Amount Deficit pursuant to clause (5) of the Payment Waterfall and by the amount of Shared Excess Interest Amounts from all other series of notes in Excess Interest Sharing Group [One] and the amounts on deposit in the Reserve Account that are applied to the Series 20[●]-[●] Nominal Liquidation Amount Deficit as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Interest Amounts” in this prospectus. The amount of that reinstatement will be allocated on that Payment Date as follows:

•	first, if the Series 20[●]-[●] Invested Amount has been reduced and not fully reinstated, the reinstatement amount will be allocated to the Series 20[●]-[●] Invested Amount until it equals the outstanding principal amount of the Series 20[●]-[●] Notes; and

•	second, any remaining reinstatement amount will be allocated to the Series 20[●]-[●] Overcollateralization Amount (first to reinstate the Incremental Overcollateralization Amount and then to reinstate the Primary Series 20[●]-[●] Overcollateralization Amount) until the Series 20[●]-[●] Overcollateralization Amount has been fully reinstated.

The Series Nominal Liquidation Amounts of other series of notes will be subject to similar reductions and reinstatements.

Series 20[●]-[●] Overcollateralization Amount

The Series 20[●]-[●] Overcollateralization Amount will be equal to the sum of:

•	the Primary Series 20[●]-[●] Overcollateralization Amount; and

•	the Incremental Overcollateralization Amount.

As of the Series 20[●]-[●] Issuance Date, the Primary Series 20[●]-[●] Overcollateralization Amount will be equal to the product of the Series 20[●]-[●] Overcollateralization Percentage and the initial outstanding principal amount of the Series 20[●]-[●] Notes. As of the Series 20[●]-[●] Issuance Date, the Series 20[●]-[●] Overcollateralization Percentage will be [●]%; provided, however, the Series 20[●]-[●] Overcollateralization Percentage will increase to [●]% if the average of the Monthly Payment Rates for the three preceding Collection Periods is less than [●]%, and will further increase to [●]% if the average of the Monthly Payment Rates for the three preceding Collection Periods is less than [●]%. However, if the Series 20[●]-[●] Overcollateralization Percentage is increased pursuant to the preceding sentence, and the average of the Monthly Payment Rates for the three preceding Collection Periods subsequently increases to more than [●]%, but less than [●]%, then the Series 20[●]-[●] Overcollateralization Percentage shall decrease to [●]% and if the Series 20[●]-[●] Overcollateralization Percentage is further increased pursuant to the preceding sentence, and the average of the Monthly Payment Rates for the three preceding Collection Periods further increases to more than [●]%, then the Series 20[●]-[●] Overcollateralization Percentage shall decrease to [●]%.

The depositor may, in its sole discretion, increase the Series 20[●]-[●] Overcollateralization Percentage (which is used in calculating the Primary Series 20[●]-[●] Overcollateralization Amount), provided, however, that if the depositor voluntarily increases the Series 20[●]-[●] Overcollateralization Percentage, then it may, in its sole discretion, upon ten days prior notice to the indenture trustee, subsequently decrease the Series 20[●]-[●] Overcollateralization Percentage to [●]% or higher so long as the Rating Agency Condition is satisfied with respect to the Series 20[●]-[●] Notes or any other outstanding and rated series or class of Notes. The depositor is under no obligation to increase the Series 20[●]-[●] Overcollateralization Percentage at any time. The Series 20[●]-[●] Overcollateralization Amount will vary from time to time and will be reduced, reinstated or increased as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts” in this prospectus.

Allocation Percentages

In general, collections on the Receivables and Defaulted Receivables will first be allocated among all outstanding series based on the series nominal liquidation amount for each series as a percentage of the aggregate of the series nominal liquidation amounts for all outstanding series as described in “Sources of Funds to Pay the Notes

— Application of Collections” in this prospectus. With respect to each day in a Collection Period, collections on Receivables and Defaulted Receivables will be allocated to Series 20[●]-[●] on the basis of the Series 20[●]-[●] Allocation Percentage. The Series 20[●]-[●] Allocation Percentage will be calculated on each day in a Collection Period and will, with certain limited exceptions, be increased or decreased, as applicable, on each day in each Collection Period. In particular, (i) the Series 20[●]-[●] Allocable Principal Collections, (ii) the Series 20[●]-[●] Allocable Interest Collections and (iii) the Series 20[●]-[●] Allocable Defaulted Amounts will be allocated to Series 20[●], in each case, on each day in a Collection Period. The Series 20[●]-[●] Allocable Principal Collections and the Series 20[●]-[●] Allocable Interest Collections are called the “Series 20[●]-[●] Allocable Collections.”

Series 20[●]-[●] Allocable Collections and Series 20[●]-[●] Allocable Defaulted Amounts will be further allocated on each day in a Collection Period between the Series 20[●]-[●] Noteholders and the holders of the Transferor Interest on the basis of various percentages, depending on whether Series 20[●]-[●] Allocable Interest Collections, Series 20[●]-[●] Allocable Defaulted Amounts or Series 20[●]-[●] Allocable Principal Collections are being allocated and, in the case of Series 20[●]-[●] Allocable Principal Collections, whether such amounts are received during the Revolving Period, provided that (i) in the circumstances described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus, and (ii) so long as NMAC is the servicer and other specified conditions are satisfied, the servicer, in its sole discretion, may distribute any amounts owed to the holders of the Transferor Interest directly to such holders in lieu of depositing such amounts into the Collection Account. Allocable Collections and Series 20[●]-[●] Allocable Defaulted Amounts will be allocated to the Series 20[●]-[●] Noteholders as follows:

•	Series 20[●]-[●] Allocable Interest Collections and Series 20[●]-[●] Allocable Defaulted Amounts will be allocated based on the Series 20[●]-[●] Floating Allocation Percentage;

•	if the Series 20[●]-[●] Notes are not in the Revolving Period, then Series 20[●]-[●] Allocable Principal Collections will be allocated based on the Series 20[●]-[●] Fixed Allocation Percentage; and

•	if the Series 20[●]-[●] Notes are in the Revolving Period, then Series 20[●]-[●] Allocable Principal Collections will be allocated based on the Series 20[●]-[●] Floating Allocation Percentage.

The portion of the Series 20[●]-[●] Allocable Collections not allocated to the Series 20[●]-[●] Noteholders will be paid to the holders of the Transferor Interest except to the extent applied as Series 20[●]-[●] Investor Available Interest Amounts as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Interest Amounts” in this prospectus or required to be deposited in the Excess Funding Account as described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus.

Required Participation Percentage

As described under “Description of the Notes — General” in this prospectus, the depositor will be required either to add to the assets of the issuing entity the Receivables of Additional Accounts or make a deposit to the Excess Funding Account if the Adjusted Pool Balance, as of the last day of any Collection Period, is less than the Required Participation Amount on such day. In addition, as described under “Sources of Funds to Pay the Notes — Application of Collections”, Principal Collections and Interest Collections otherwise distributable to the holders of the Transferor Interest must be deposited into the Excess Funding Account on any day on which the Adjusted Pool Balance on such day is less than the Required Participation Amount on such day. The Required Participation Amount is the sum of (i) the sum of the Required Participation Percentages (including the Required Participation Percentage for Series 20[●]-[●]) for each outstanding series multiplied by [(x) with respect any Warehouse Series Notes, the outstanding principal amount of such Warehouse Series Notes from time to time, and (y) with respect to any other series,] the respective invested amount for such series and, (ii) the sum of the required overcollateralization amounts of all outstanding series (including the Required Series 20[●]-[●] Overcollateralization Amount). The Required Participation Percentage for Series 20[●]-[●] is [●]%. The depositor may, in its sole discretion, increase the Required Participation Percentage; provided, however, that if the depositor voluntarily increases the Required Participation Percentage, then it may, in its sole discretion, upon ten days prior notice to the indenture trustee, subsequently decrease the Required Participation Percentage to [●]% or higher, so long as the Rating Agency Condition is satisfied with respect to the rating of the Series 20[●]-[●] Notes or any other outstanding and rated series or class of Notes.

Shared Excess Interest Amounts

Any Series 20[●]-[●] Investor Available Interest Amounts that are not needed to make payments or deposits for Series 20[●]-[●] on any Payment Date will be available for allocation to other series of notes that are included in Excess Interest Sharing Group [One]. Such excess will be treated as Shared Excess Interest Amounts and will be allocated to cover shortfalls, if any, in payments or deposits to be covered by investor available interest amounts for other series that are included in Excess Interest Sharing Group [One], which have not been covered out of the investor available interest amounts allocable to those series. If these shortfalls exceed the Shared Excess Interest Amounts for any Payment Date, Shared Excess Interest Amounts will be allocated pro rata among the applicable series based on their respective shortfalls in investor available interest amounts. To the extent that Shared Excess Interest Amounts exceed those shortfalls, the balance will be paid to the holders of the Transferor Interest except under the circumstances described in “Source of Funds to Pay the Notes — Application of Collections” in this prospectus.

Shared Excess Principal Amounts

Any Series 20[●]-[●] Investor Available Principal Amounts that are not needed to make payments or deposits for Series 20[●]-[●] on any Payment Date will be available for allocation to other series of notes that are included in Excess Principal Sharing Group [One]. Such excess will be treated as Shared Excess Principal Amounts and will be allocated to cover shortfalls, if any, in payments or deposits to be covered by investor available principal amounts for other series that are included in Excess Principal Sharing Group [One], which have not been covered out of the investor available principal amounts allocable to those series. Any reallocation of Series 20[●]-[●] Investor Available Principal Amounts for this purpose will not reduce the Series 20[●]-[●] Nominal Liquidation Amount. If principal shortfalls exceed the Shared Excess Principal Amounts for any Payment Date, Shared Excess Principal Amounts will be allocated pro rata among the applicable series based on their respective shortfalls in investor available principal amounts. To the extent that Shared Excess Principal Amounts exceed principal shortfalls, the balance will be used to reinvest in additional Receivables, if any, and will then be paid to the holders of the Transferor Interest except under the circumstances described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus.

Early Amortization Events

The Early Amortization Events with respect to the Series 20[●]-[●] Notes will include each of the following:

(1)	failure on the part of the issuing entity, the depositor, the servicer or NMAC (if NMAC is no longer the servicer), as applicable,

•	to make any payment or deposit required by the Transfer and Servicing Agreement, the Receivables Purchase Agreement, the Indenture or the Series 20[●]-[●] Indenture Supplement, including but not limited to any Depositor Deposit Amount, on or before the date occurring ten Business Days after the date that payment or deposit is required to be made; or

•	to deliver a Payment Date Statement on the date required under the Transfer and Servicing Agreement, or within the applicable grace period which will not exceed five Business Days; or

•	to comply with its covenant not to create any lien on a Receivable; or

•	to observe or perform in any material respect any other covenants or agreements set forth in the Transfer and Servicing Agreement, the Receivables Purchase Agreement, the Indenture, which failure continues unremedied for a period of 60 days after written notice of that failure;

(2)	any representation or warranty made by NMAC, as seller, in the Receivables Purchase Agreement or by the depositor in the Transfer and Servicing Agreement or any information required to be given by NMAC or the depositor to identify the Accounts proves to have been incorrect in any material respect when made and continues to be incorrect in any material respect for a period of 60 days after written notice and as a result the interests of the Series 20[●]-[●] Noteholders are materially and adversely affected. An Early Amortization Event, however, shall not be deemed to occur if the depositor has accepted reassignment of the related Receivables (or, at its option, redesignated the Accounts related to such Receivables and repurchased all Receivables under such Accounts) or all of the Receivables, if applicable, during that period in accordance with the provisions of the Transfer and Servicing Agreement;

(3)	the occurrence of certain events of bankruptcy, insolvency or receivership relating to the issuing entity, depositor, NMAC, NML or NNA which, if involuntary, remain in effect for a period of sixty (60) consecutive days;

(4)	a failure by the depositor to convey Receivables in Additional Accounts to the issuing entity within ten Business Days after the day on which it is required to convey those Receivables under the Transfer and Servicing Agreement;

(5)	on any Payment Date, the Series 20[●]-[●] Overcollateralization Amount is reduced to an amount less than the product of (i) the applicable Series 20[●]-[●] Overcollateralization Percentage and (ii) the initial outstanding principal amount of the Series 20[●]-[●] Notes; provided, that, for the purpose of determining whether an Early Amortization Event has occurred pursuant to this clause (5), any reduction of the Primary Series 20[●]-[●] Overcollateralization Amount resulting from reallocations of the Series 20[●]-[●] Investor Available Principal Amounts to pay interest on the Series 20[●]-[●] Notes in the event LIBOR is equal to or greater than the prime rate upon which interest on the Receivables is calculated on the applicable LIBOR Determination Date will be considered an Early Amortization Event only if LIBOR remains equal to or greater than such prime rate for the next [30] consecutive days following such LIBOR Determination Date; provided, further that, if the reduction occurs on any Payment Date on which the Series 20[●]-[●] Overcollateralization Percentage is increased because the average of the Monthly Payment Rates for the [three] preceding Collection Periods is less than [●]% or the Series 20[●]-[●] Overcollateralization Percentage is further increased because the average of the Monthly Payment Rates for the three preceding Collection Periods is less than [●]%, then that reduction shall be an Early Amortization Event if the Series 20[●]-[●] Overcollateralization Amount remains less than the Required Series 20[●]-[●] Overcollateralization Amount for five or more days after the Payment Date on which the Series 20[●]-[●] Overcollateralization Percentage increased;

(6)	any Servicer Default that adversely affects in any material respect the interests of any noteholder, or NMAC no longer acts as servicer under the Transfer and Servicing Agreement;

(7)	on any Determination Date, the average of the Monthly Payment Rates for the three preceding Collection Periods is less than [●]% for a period of at least [●] days after written notice;

(8)	for three consecutive Determination Dates, the amounts on deposit in the Excess Funding Account on each such Determination Date exceed [●]% of the sum of the Invested Amounts of all outstanding series issued by the issuing entity;

(9)	the outstanding principal amount of the Series 20[●]-[●] Notes is not repaid in full on or before the Series 20[●]-[●] Expected Final Payment Date;

(10)	the issuing entity or the depositor becomes subject to the requirement that it register as an investment company within the meaning of the Investment Company Act of 1940; and

(11)	the occurrence of an Event of Default with respect to the Series 20[●]-[●] Notes under the Indenture and the declaration that the Series 20[●]-[●] Notes are due and payable pursuant to the Indenture.

In the case of any event described in clauses (1), (2) or (6) of the preceding paragraph, an Early Amortization Event with respect to Series 20[●]-[●] will be deemed to have occurred only if, after the applicable grace period described in those clauses, if any, either the indenture trustee or Series 20[●]-[●] Noteholders holding Series 20[●]-[●] Notes evidencing more than [50]% of the outstanding principal amount of the Series 20[●]-[●] Notes by written notice to the depositor, NMAC, the servicer and the indenture trustee, if given by Series 20[●]-[●] Noteholders, declare that an Early Amortization Event has occurred as of the date of that notice. In the case of any Early Amortization Event described in this prospectus or any event described in (3), (4), (5), (7), (8) or (9) in the preceding paragraph, an Early Amortization Event with respect to Series 20[●]-[●] will be deemed to have occurred without any notice or other action on the part of the indenture trustee or the Series 20[●]-[●] Noteholders immediately upon the occurrence of that event.

The Early Amortization Period begins upon the occurrence of an Early Amortization Event. Under the limited circumstances described in this paragraph, an Early Amortization Period which commences before the scheduled end of the Revolving Period may terminate and the Revolving Period may recommence. If any Early Amortization Event, other than an Early Amortization Event described in clause (3) or (10) in the preceding paragraph occurs, the Revolving Period will recommence only upon the receipt of:

•	satisfaction of the Rating Agency Condition with respect to the Hired Rating Agencies; and

•	the consent to the recommencement by Series 20[●]-[●] Noteholders holding Series 20[●]-[●] Notes evidencing more than [50]% of the outstanding principal amount of the Series 20[●]-[●] Notes;

provided, that no other Early Amortization Event that has not been cured or waived as described in this prospectus has occurred and the scheduled termination of the Revolving Period has not occurred. If an Early Amortization Event described in clause (3) or (10) in the third preceding paragraph occurs, the Early Amortization Period which commences as a result thereof will not terminate, and the Revolving Period will not recommence.

Events of Default

The Events of Default for the Series 20[●]-[●] Notes, as well as the rights and remedies available to the indenture trustee and the Series 20[●]-[●] Noteholders when an Event of Default occurs, are described in “Description of the Indenture — Events of Default; Rights Upon Event of Default” in this prospectus.

If an Event of Default for the Series 20[●]-[●] Notes occurs as a result of the bankruptcy, insolvency or similar events relating to the issuing entity or the depositor, the indenture trustee will declare the Series 20[●]-[●] Notes to be immediately due and payable by notice in writing to the issuing entity. If any other Event of Default for the Series 20[●]-[●] Notes occurs, the indenture trustee or the holders of at least 66 2/3% of the outstanding principal amount of the Series 20[●]-[●] Notes may declare the Series 20[●]-[●] Notes to be immediately due and payable. If the Series 20[●]-[●] Notes are accelerated, you may receive principal before the Series 20[●]-[●] Expected Final Payment Date.

Collection Account

The issuing entity will establish a Qualified Account to serve as the Collection Account. The Collection Account will be maintained in the name of the indenture trustee and held by the indenture trustee for the benefit of the Noteholders of all series issued by the issuing entity, not just for the benefit of the holders of any particular series, including the Series 20[●]-[●] Noteholders. At the direction of the servicer or its agent, the indenture trustee will invest funds on deposit in the Collection Account in Eligible Investments that mature no later than the Business Day preceding the following Payment Date. Net investment earnings on funds in the Collection Account will be credited to the Collection Account and included in interest collections for the related Collection Period except as otherwise provided in the Indenture. The servicer will have the revocable power to instruct the indenture trustee to make withdrawals and payments from the Collection Account for the purpose of carrying out its duties under the Indenture.

The servicer will deposit into the Collection Account the portions of amounts collected on the Receivables in the Trust Portfolio as are allocated to Series 20[●]-[●]. The servicer generally must make such required deposits into the Collection Account no later than two Business Days after processing. However, in the circumstances described in “Sources of Funds to Pay the Notes — Application of Collections” in this prospectus, so long as NMAC is the servicer and other specified conditions are satisfied, it will be able to make these deposits on a monthly basis.

[Accumulation Account

The issuing entity will establish a Qualified Account to serve as the Accumulation Account. The Accumulation Account will be maintained in the name of the indenture trustee and held by the indenture trustee solely for the benefit of the Series 20[●]-[●] Noteholders. Amounts available to pay principal of the Series 20[●]-[●] Notes will be deposited (or credited) to the Accumulation Account during the Accumulation Period for payment to the Series 20[●]-[●] Noteholders. During the Accumulation Period, the indenture trustee, at the direction of the servicer, will transfer Series 20[●]-[●] Investor Available Principal Amounts and certain other amounts up to an amount equal to the lesser of (x) the Controlled Deposit Amount and (y) the Series 20[●]-[●] Invested Amount, for each related Payment Date from the Collection Account to the Accumulation Account as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Principal Amounts” in this prospectus. On the first Payment Date occurring after the commencement of the Early Amortization Period, the indenture trustee will apply the amounts on deposit in the Accumulation Account, together with Series 20[●]-[●] Investor Available Principal Amounts for that Payment Date and certain other amounts, to pay the principal of the Series 20[●]-[●] Notes as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Principal Amounts” in this prospectus.

At the direction of the servicer, the indenture trustee will invest funds on deposit in the Accumulation Account in Eligible Investments that mature no later than the Business Day preceding the following Payment Date. Net investment earnings on funds in the Accumulation Account will be deposited into the Collection Account and included in Series 20[●]-[●] Investor Available Interest Amounts for that Payment Date.]

Reserve Account

The issuing entity will establish a Qualified Account to serve as the Reserve Account. The Reserve Account will be maintained in the name of the indenture trustee and held by the indenture trustee solely for the benefit of the Series 20[●]-[●] Noteholders. On the Series 20[●]-[●] Issuance Date, the issuing entity will deposit an amount equal to $[●], representing [●]% of the Series 20[●]-[●] Invested Amount as of the Series 20[●]-[●] Issuance Date, in the Reserve Account. Thereafter, the Reserve Account will be funded by the deposits therein, as described under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Interest Amounts” in this prospectus, of amounts necessary to restore or bring the amounts on deposit in the Reserve Account to equal the Specified Reserve Account Balance.

If the Series 20[●]-[●] Notes are not paid in full on the earlier of (x) the Final Maturity Date and (y) the first Payment Date on or after the occurrence of an Event of Default and a declaration that all of the Series 20[●]-[●] Notes are immediately due and payable as set forth in this prospectus, any funds remaining in the Reserve Account, after giving affect to the distributions on such date as set forth under “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Interest Amounts” in this prospectus, will be treated as Series 20[●]-[●] Investor Available Principal Amounts for distribution to the Series 20[●]-[●] Noteholders on such date. Upon the payment in full of the Series 20[●]-[●] Notes, any funds remaining in the Reserve Account will be treated as Shared Excess Principal Amounts and will be allocated to cover shortfalls, if any, in payments or deposits to be covered by investor available principal amounts for other series that are included in Excess Principal Sharing Group [One], which have not been covered out of the investor available principal amounts allocable to those series. On the Payment Date on which the outstanding principal amount of the Series 20[●]-[●] Notes are paid in full, and after giving effect to distributions, if any, made to other series to cover shortfalls in payments or deposits to be covered by investor available principal amounts for other series that are included in Excess Principal Sharing Group [One], the indenture trustee, acting at the direction of the servicer, will distribute to the holders of the Transferor Interest all remaining amounts on deposit in the Reserve Account.

At the direction of the servicer, the indenture trustee will invest funds on deposit in the Reserve Account in Eligible Investments that mature no later than the Business Day preceding the following Payment Date. Net investment earnings on funds in the Reserve Account will be deposited into the Collection Account and included in Series 20[●]-[●] Investor Available Interest Amounts for the related Payment Date.

[Pre-Funding Account]

[On the closing date, approximately $[●] will be deposited from the proceeds of the sale of the Series 20[●]-[●] Notes into the pre-funding account that will be included in the issuing entity property. The amount deposited from the proceeds of the sale of the Series 20[●]-[●] Notes into the pre-funding account is not more than 25% of the proceeds of the offering and represents approximately [●]% of the initial Pool Balance (including the expected total outstanding principal balance of the subsequent receivables). The depositor will convey subsequent receivables to the issuing entity subject to the availability of subsequent receivables and the satisfaction of certain conditions precedent and the eligibility criteria described in “The Trust Portfolio” and in “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor — Eligible Accounts” in this prospectus. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a Funding Date will be equal to the Receivables Purchase Price with respect to such subsequent receivables. The underwriting criteria for subsequent receivables are substantially the same as those for the initial receivables and thus it is expected that the characteristics of the subsequent receivables acquired through the pre-funding account will not vary materially from the characteristics of the receivables pool on the closing date. [Subsequent receivables purchased with amounts in the pre-funding account are not permitted to be substituted for other receivables.] In connection with the transfer of subsequent receivables, the servicer and the depositor will represent that the requirements discussed above are satisfied, but there will be no independent verification to confirm such representations. Subsequent receivables will benefit from the receivables repurchase remedy for the breach of certain receivables representations and warranties that is described under “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor” in this prospectus.

On the first payment date following the termination of the Funding Period, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings or income) and pay those remaining funds to the noteholders, if the aggregate of those amounts is [$100,000] or less. If the remaining funds in the pre-funding account exceed [$100,000], the funds will be paid ratably to each class of the Series 20[●]-[●] Notes.

Amount on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in Eligible Investments and investment earnings therefrom will be deposited[, net of losses and investment expenses,] into the Collection Account on each Payment Date. Eligible Investments are generally limited to obligations or securities that mature on or before the next Payment Date. However, if the Rating Agency Condition is satisfied, funds in the pre-funding account may be invested in securities that will not mature prior to the next Payment Date with respect to such Series 20[●]-[●] Notes and that meet other investment criteria.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer, the depositor and the issuing entity will certify that the requirements summarized above are met with regard to that pre-funding. Neither the Hired Rating Agencies nor any other Person (other than the servicer, the depositor and the issuing entity) will provide independent verification of that certification.]

Reports to Noteholders

On each Payment Date, the paying agent, on behalf of the indenture trustee will forward to each Noteholder of record a statement prepared by the servicer setting forth the items described in “Sources of Funds to Pay the Notes — Reports to Noteholders” in this prospectus.

[THE INTEREST RATE [CAP][SWAP] AGREEMENT]

[The following summary describes certain terms of the Interest Rate [Cap][Swap] Agreement. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Interest Rate [Cap][Swap] Agreement.]

[Payments Under the Interest Rate Cap Agreement ]

[On the Series Issuance Date the issuing entity will enter into a [●] [●] International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement (such agreement, the “Master Agreement”) with [●], as Interest Rate Cap Provider, as modified to reflect the transactions described below (the Master Agreement, as so modified, the “Interest Rate Cap Agreement”). The Interest Rate Cap Agreement will incorporate certain relevant standard definitions in the [●] ISDA Definitions and the Annex to the [●] ISDA Definitions published by ISDA. Under the Interest Rate Cap Agreement, if [LIBOR] related to any Payment Date exceeds the Interest Rate Cap Rate, the Interest Rate Cap Provider will pay to the issuing entity an amount equal to the product of:

1.	[LIBOR] for the related Payment Date minus the Cap Rate,

2.	the notional amount on the cap, [which will equal the Series 20[●]-[●] Invested Amount on the first day of the Interest Period related to such Payment Date] and

3.	a fraction, the numerator of which is the actual number of days elapsed from and including the previous Payment Date, to but excluding the current Payment Date, or with respect to the first Payment Date, from and including the Series Issuance Date, to but excluding the first Payment Date, and the denominator of which is [360][365].

Unless the Interest Rate Cap Agreement is terminated early as described below under “— Early Termination of Interest Rate Cap Agreement,” the Interest Rate Cap Agreement will terminate, with respect to the Series 20[●]-[●] Notes, on the earlier of (x) the Expected Final Payment Date and (y) the date on which the principal balance of the Series 20[●]-[●] Notes has been reduced to zero.]

[Description of the Interest Rate Swap Agreement]

[On the Series Issuance Date the issuing entity will enter into a [●] [●] International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement (such agreement, the “Master Agreement”) with [●], as interest rate swap counterparty, as modified to reflect the transactions described below (the Master Agreement, as so modified, the “Interest Rate Swap Agreement”). The Interest Rate Swap Agreement will incorporate certain relevant standard definitions in the [●] ISDA Definitions and the Annex to the [●] ISDA Definitions published by ISDA. Under the Interest Rate Swap Agreement, the issuing entity will receive payments at a rate determined by reference to [LIBOR], which is the basis for determining the amount of interest due on the Series 20[●]-[●] Notes. Under the Interest Rate Swap Agreement, on each Payment Date,

1.	the issuing entity will be obligated to pay to the Interest Rate Swap Counterparty an amount equal to interest on a notional amount equal to [the Series 20[●]-[●] Invested Amount on the first day of the Interest Period related to such Payment Date at the notional fixed rate of [●]%],

2.	the Interest Rate Swap Counterparty will be obligated to pay to the issuing entity a floating interest rate of [LIBOR] plus [●]% on a notional amount equal to [the Series 20[●]-[●] Invested Amount on the first of the Interest Period related to such Payment Date].

On each Payment Date, the amount the issuing entity is obligated to pay will be netted against the amount the Interest Rate Swap Counterparty is obligated to pay under the Interest Rate Swap Agreement. Only the net amount will be due from the issuing entity or the Interest Rate Swap Counterparty, as applicable. Any amounts due to the Interest Rate Swap Counterparty, other than Swap Termination Payments, will be paid prior to payment of interest on the Notes.]

NMAC estimates the maximum probable exposure, made in substantially the same manner as that used in NMAC’s internal risk management process in respect of similar instruments, as a percentage of the aggregate principal balance of the Class A[●] Notes, is [less than 10%] [at least 10% but less than 20%] [20% or more].]

[Description of the Interest Rate [Cap Provider][Swap Counterparty]

[[●], is a [●] [corporation] with its principal place of business located at [●]. [It is a wholly-owned subsidiary of [●]. [●] primarily acts as a counterparty for certain derivative financial products, including interest rate, currency, and commodity swaps, caps and floors, currency options, and credit derivatives. [●] maintains positions in interest-bearing securities, financial futures, and forward contracts primarily to hedge its exposure. In the normal course of its business, [●] enters into repurchase and resale agreements with certain affiliated companies. The obligations of [●] under the Interest Rate [Cap][Swap] Agreement will be guaranteed by [●].]

[●], is a [●] corporation with its principal place of business located at [●]. [●]’s senior unsecured debt obligations currently are rated [●] by [●] and [●] by [●].

[Add disclosure as required under Reg AB 1115(b)(1) if Interest Rate Swap Counterparty or Interest Rate Cap Provider provides payment representing 10% to less than 20% of cash flow supporting any offered class.]

[Add disclosure as required under Reg AB 1115(b)(2) if Interest Rate Swap Counterparty or Interest Rate Cap Provider supports 20% or more of cash flow supporting any offered class.]

[Conditions Precedent]

[The obligations of the Interest Rate [Cap Provider][Swap Counterparty] to pay certain amounts due under the Interest Rate [Cap][Swap] Agreement will be subject to the conditions precedent that no Early Termination Date (as defined below under “— Early Termination of Interest Rate [Cap][Swap] Agreement”) shall have occurred or shall have been effectively designated.]

[Defaults Under Interest Rate [Cap][Swap] Agreement ]

[Events of default under the Interest Rate [Cap][Swap] Agreement (each, a “Interest Rate [Cap][Swap] Event of Default”) are limited to: (i) the failure of the Interest Rate [Cap Provider][Swap Counterparty] to pay any amount when due under the Interest Rate [Cap][Swap] Agreement after giving effect to any applicable grace period; (ii) the occurrence of certain events of insolvency or bankruptcy of the Interest Rate [Cap Provider][Swap Counterparty]; [and (iii) certain other standard events of default under the Master Agreement.]

[Interest Rate Swap Termination Events]

[“Interest Rate Swap Termination Events” under the Interest Rate Swap Agreement consist of the following: (i) any Event of Default under the Indenture that results in the acceleration of the Notes or the liquidation of the issuing entity’s property, (ii) the Indenture is amended or supplemented without the consent of the Interest Rate [Cap Provider][Swap Counterparty] in any manner which would adversely affect any of the Interest Rate [Cap Provider][Swap Counterparty]’s rights or obligations under the Interest Rate [Cap][Swap] Agreement, (iii) the long-term debt rating of [●] is reduced to a level below “[●]” by [●] or “[●]” by [●] or the short-term debt rating of [●] is reduced to a level below “[●]” by [●], or “[●]” by [●] (or, in each case, such lower ratings as may be permitted by [●] and [●] without causing a downgrade in the ratings applicable to the Notes) and the Interest Rate [Cap Provider][Swap Counterparty] has failed to otherwise cure such default under the terms of the Interest Rate [Cap][Swap] Agreement, and (iv)  certain standard termination events under the Master Agreement.]

[Interest Rate Cap Termination Events]

[“Interest Rate Cap Termination Events” under the Interest Rate Cap Agreement consist of the following: (i) the long-term debt rating of [●] is reduced to a level below “[●]” by [●] or “[●]” by [●] or the short-term debt rating of [●] is reduced to a level below “[●]” by [●], or “[●]” by [●] (or, in each case, such lower ratings as may be permitted by [●] and [●] without causing a downgrade in the ratings applicable to the Notes) and the Interest Rate [Cap Provider][Swap Counterparty] has failed to otherwise cure such default under the terms of the Interest Rate [Cap][Swap] Agreement, and (ii) certain standard termination events under the Master Agreement.]

[Early Termination of Interest Rate [Cap][Swap] Agreement]

[Upon the occurrence and during the continuance of any Interest Rate [Cap][Swap] Event of Default, the non-defaulting party will have the right to designate an “Early Termination Date” (as defined in the Interest Rate [Cap][Swap] Agreement). On the Early Termination Date, the Interest Rate [Cap][Swap] Agreement will terminate. With respect to Interest Rate [Cap][Swap] Termination Events, an Early Termination Date may be designated by one or both of the parties (as specified in the Interest Rate [Cap][Swap] Agreement with respect to each Interest Rate [Cap][Swap] Termination Event) and will occur only upon notice and, in certain cases, after the party causing the Interest Rate [Cap][Swap] Termination Event has used reasonable efforts to transfer its rights and obligations under such Interest Rate [Cap][Swap] Agreement to a related entity within a limited period after notice has been given of the Interest Rate [Cap][Swap] Termination Event, all as set forth in the Interest Rate [Cap][Swap] Agreement. The occurrence of an Early Termination Date under the Interest Rate [Cap][Swap] Agreement will constitute a “Interest Rate [Cap][Swap] Termination.”

The issuing entity will assign its rights under the Interest Rate [Cap][Swap] Agreement to the indenture trustee in connection with the issuing entity’s pledge of the assets of the issuing entity as collateral for the Notes. The Indenture provides that upon the occurrence of (i) any Interest Rate [Cap][Swap] Event of Default arising from any action taken, or failure to act, by the Interest Rate [Cap Provider][Swap Counterparty], or (ii) any Interest Rate [Cap][Swap] Termination Event (except as described in the following sentence) with respect to which the Interest Rate [Cap Provider][Swap Counterparty] is an affected party, the indenture trustee may and will, at the direction of the Noteholders evidencing at least a majority of the outstanding principal amount of the Series 20[●]-[●] Notes, by notice to the Interest Rate [Cap Provider][Swap Counterparty], designate an Early Termination Date with respect to the Interest Rate [Cap][Swap] Agreement. If a Interest Rate [Cap][Swap] Termination Event occurs as a result of the insolvency or bankruptcy of the Interest Rate [Cap Provider][Swap Counterparty], which event has not been otherwise cured under the terms of the Interest Rate [Cap][Swap] Agreement, the indenture trustee will be required by the terms of the Indenture (as assignee of the rights of the issuing entity under the Interest Rate [Cap][Swap] Agreement) to terminate the Interest Rate [Cap][Swap] Agreement.

Following an Early Termination Date, [the issuing entity or] the Interest Rate [Cap Provider][Swap Counterparty] may be liable to make a termination payment to the [other party][the issuing entity], in some cases regardless, of which party may have caused such termination (any such payment, a “Interest Rate [Cap][Swap] Termination Payment”). The amount of any Interest Rate [Cap][Swap] Termination Payment due to the issuing entity will be available to make payment on the Notes[, and the amount of any Swap Termination Payment due to the Swap Counterparty will be payable out of funds pari passu with payments of interest on the Notes]. The Interest Rate [Cap][Swap] Termination Payment will generally be based on the replacement costs incurred or gains realized in replacing or providing the economic equivalent of the material terms of the interest rate [cap][swap] transactions, together with amounts in respect of obligations that were due but unfulfilled at the time of termination, in accordance with the procedures set forth in the Interest Rate [Cap][Swap] Agreement (assuming, for purposes of such calculation, that all outstanding shortfalls in amounts payable as Interest Rate [Cap][Swap] Payments are due and payable on the first Payment Date that would have occurred after the Early Termination Date). Any Interest Rate [Cap][Swap] Termination Payment could, if interest rates have changed significantly, be substantial.

With respect to certain Interest Rate [Cap][Swap] Termination Events, the issuing entity may, but is not obligated to, obtain a replacement interest rate [cap][swap] agreement on substantially the same terms as the Interest Rate [Cap][Swap] Agreement, provided, that, (a) the new Interest Rate [Cap Provider][Swap Counterparty] enters into a substantially similar interest rate [cap][swap] agreement to the reasonable satisfaction of the indenture trustee (as assignee of the rights of the issuing entity under the Interest Rate [Cap][Swap] Agreement) and (b) the ratings assigned to the Notes after such assignment and release will be at least equal to the ratings assigned by [●] and [●] to the Notes at the time of such Interest Rate [Cap][Swap] Termination.

Upon the occurrence of any Event of Default that results in acceleration of the Notes or involving an uncured payment default under the Indenture, the principal of each class of Notes will become immediately payable and the indenture trustee will be obligated to liquidate the assets of the issuing entity. In any such event, the ability of the issuing entity to pay interest on each class of Notes will depend on (a) the price at which the assets of the issuing entity are liquidated, and (b) the amount of the Interest Rate [Cap][Swap] Termination Payment, if any, that may be due to the issuing entity from the Interest Rate [Cap Provider][Swap Counterparty] under the Interest Rate [Cap][Swap] Agreement. If the net proceeds of the liquidation of the assets of the issuing entity are not sufficient to make all payments due in respect of the Notes and for the issuing entity to meet its obligations, if any, in respect of the termination of the Interest Rate [Cap][Swap] Agreement, then such amounts will be allocated and applied in accordance with the priority of payments described herein. See “Description of the Notes — Principal”].

DESCRIPTION OF THE INDENTURE

The issuing entity is a party to an Indenture, under which the issuing entity has issued, and from time to time will issue, Notes in one or more series, the terms of which will be specified in an Indenture Supplement to the Indenture. A form of the Indenture Supplement has been filed as an exhibit to the registration statement of which this prospectus forms a part. The Indenture has been, and each Indenture Supplement will be, executed by the issuing entity and the indenture trustee. The following summarizes the material terms of the Indenture, as supplemented by the Series 20[●]-[●] Indenture Supplement.

Events of Default; Rights Upon Event of Default

Under the Indenture, each of the following will be an “Event of Default” for any series of Notes:

(1)	the issuing entity fails to pay principal when it becomes due and payable on the Final Maturity Date for those Notes;

(2)	the issuing entity fails to pay interest on those Notes when it becomes due and payable and the default continues, or is not cured, for a period of 35 days;

(3)	the bankruptcy, insolvency, conservatorship, receivership, liquidation or similar events relating to the issuing entity; or

(4)	the issuing entity fails to observe or perform covenants or agreements made in the Indenture and the failure continues, or is not cured, for 60 days after notice to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by Noteholders representing 50% or more of the outstanding principal amount of the affected series.

The related Indenture Supplement for each series of Notes may specify additional Events of Default with respect to that series. [With respect to the Series 20[●]-[●] Notes, the following will be additional Events of Default: [●].] [There are no additional Events of Default with respect to the Series 20[●]-[●] Notes.] With respect to the Notes of any other series, Events of Default will include the items specified in clauses (1) through (4) above as well as any additional items specified in the related Indenture Supplement.

Failure to pay the full principal amount of a Series 20[●]-[●] Note on its Expected Final Payment Date will not constitute an Event of Default. An Event of Default with respect to the Series 20[●]-[●] Notes will not necessarily be an Event of Default with respect to any other series of Notes and an Event of Default for any other Series of Notes will not necessarily be an Event of Default for the Series 20[●]-[●] Notes.

Rights and Remedies Upon an Event of Default

Following an Event of Default with respect to any series of Notes (including the Series 20[●]-[●] Notes), the holders of the Notes of such series will have the right to take certain action and exercise certain remedies as described below. An Event of Default with respect to another series of Notes may not result in an Event of Default with respect to the Series 20[●]-[●] Notes, and the holders of the Notes of another series may elect to accelerate those Notes and pursue remedies as described below (including foreclosure of portion of the Issuing Entity Assets) even if the Series 20[●]-[●] Notes have not been accelerated. Thus, it is possible that the holders of another series of Notes may take one or more of the actions described below against the issuing entity or the Issuing Entity Assets even if the Series 20[●]-[●] Notes are still in the Revolving Period.

If an Event of Default, other than a bankruptcy, insolvency or similar event with respect to the issuing entity, has occurred and is continuing with respect to a series of Notes (including the Series 20[●]-[●] Notes), the indenture trustee or the holders of at least 66 2/3% of the outstanding principal amount of the Notes of each class of the affected series may declare all the Notes of that series to be immediately due and payable. In addition, unless the holders of at least 66 2/3% of the outstanding principal amount of each class of the affected series otherwise elect, the indenture trustee will declare all of the Notes immediately due and payable on the Issuing Entity Termination Date. If an event of bankruptcy, insolvency or similar event relating to the issuing entity should occur and be continuing, the indenture trustee will declare all of the Notes immediately due and payable. Upon any such acceleration, the Revolving Period or other period of principal payment or accumulation, other than an Early Amortization Period, for the affected series will terminate and an Early Amortization Period will commence. Any such declaration of acceleration of the Notes may, under limited circumstances, be rescinded by the holders of at least 66 2/3% of the outstanding principal amount of the Notes of each class of that series or of all series, as applicable.

Generally, in the case of any Event of Default, the indenture trustee will be under no obligation to exercise any of the rights or powers under the Indenture even if requested or directed by any Noteholder unless it is provided security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in complying with that request. Subject to those provisions for indemnification and limitations contained in the Indenture, the holders of at least a majority of the outstanding principal amount of the Notes of the affected series:

•	will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee or exercise any trust or power conferred on the indenture trustee with respect to the Notes; and

•	may, in limited cases, waive any past default with respect to the Notes before the declaration of the acceleration of the Notes, except for a default in the payment of principal or interest or a default relating to a covenant or provision of the Indenture that cannot be modified without the waiver or consent of each affected Noteholder.

After acceleration of the Notes, Principal Collections and Interest Collections allocated to those Notes will be applied to make monthly principal and interest payments on the Notes until the earlier of the date the Notes are paid in full or the Final Maturity Date of the Notes. Funds in the Collection Account and other issuing entity accounts for the accelerated Notes will be applied to pay principal of and interest on those Notes.

In general, the indenture trustee will enforce the rights and remedies of the holders of the accelerated Notes. However, Noteholders will have the right to institute any proceeding with respect to the Indenture if the following conditions are met:

(1)	the Noteholders of at least 25% of the outstanding principal amount of the affected series make a written request to the indenture trustee to institute a proceeding in its own name as indenture trustee;

(2)	the Noteholders give the indenture trustee written notice of a continuing Event of Default;

(3)	the Noteholders offer reasonable indemnification to the indenture trustee against the costs, expenses and liabilities of instituting a proceeding;

(4)	the indenture trustee has not instituted a proceeding within 60 days after receipt of the notice, request and offer of indemnification; and

(5)	the indenture trustee has not received during the 60-day period described in clause (4) above, from the holders of at least a majority of the outstanding principal amount of the Notes of that series a direction inconsistent with the request described in clause (1) above.

A Noteholder, however, has the absolute and unconditional right to institute at any time a proceeding to enforce its right to receive all amounts of principal and interest due and owing to it under its Note, and such right may not be impaired without the consent of such Noteholder; provided, however, notwithstanding any other provision in the Indenture to the contrary, the obligation to pay principal of and interest on the Notes or any other amount payable to any Noteholder will be without recourse to NMAC, the indenture trustee, the owner trustee or their respective affiliates (other than the issuing entity). If the Notes of a series have been accelerated following an Event of Default, and the indenture trustee has not received any valid directions from the Noteholders regarding the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, the indenture trustee may elect to continue to hold the portion of the Issuing Entity Assets securing those Notes and apply distributions on such Issuing Entity Assets to make payments on those Notes to the extent funds are available.

Subject to the provisions of the Indenture relating to the duties of the indenture trustee, in case any Event of Default occurs and is continuing with respect to the Notes, the indenture trustee:

•	may institute proceedings in its own name for the collection of all amounts then payable on the affected Notes;

•	may take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the Noteholders of the affected Notes;

•	may, at its own election or must at the written direction of the holders of at least a majority of the outstanding principal amount of the accelerated Notes of a series, excluding any Notes held by the depositor or one of its affiliates, foreclose on the portion of the Issuing Entity Assets securing the accelerated Notes by causing the issuing entity to sell assets having an aggregate principal amount equal to the product of the amount of all Issuing Entity Assets multiplied by the Series Allocation Percentage of the accelerated series of Notes to a third party, who would not cause the issuing entity to be taxable as a publicly traded partnership for federal income tax purposes, but only if the indenture trustee determines that the proceeds of the sale of such assets will be sufficient to pay the principal of and interest on the accelerated Notes in full; provided that the indenture trustee will not cause the issuing entity to sell Issuing Entity Assets the proceeds of which would exceed the outstanding principal amount of the Notes of such series plus all accrued and unpaid interest and any amounts owing to Series Enhancers at the time of such sale; or

•	must, at the direction of the holders of at least 66 2/3% of the outstanding principal amount of the Notes of each class of the accelerated series, excluding any Notes held by the depositor or one of its affiliates, foreclose on the portion of the Issuing Entity Assets securing the accelerated Notes by causing the issuing entity to sell assets in the Trust Portfolio having an aggregate principal amount equal to the product of the amount of all Issuing Entity Assets multiplied by the Series Allocation Percentage of the accelerated series of Notes to a third party, who would not cause the issuing entity to be taxable as a publicly traded partnership for federal income tax purposes, regardless of the sufficiency of the proceeds from the sale of such assets to pay the principal of and interest on the accelerated Notes in full; provided that the indenture trustee will not cause the issuing entity to sell Issuing Entity Assets the proceeds of which would exceed the outstanding principal amount of the Notes of such series plus all accrued and unpaid interest and any amounts owing to Series Enhancers at the time of such sale.

In addition, unless the holders of at least 66 2/3% of the outstanding principal amount of the accelerated Notes otherwise elect, the indenture trustee shall foreclose on the assets of the issuing entity on the Issuing Entity Termination Date by causing the issuing entity to sell assets having an aggregate principal amount equal to the product of the amount of all Issuing Entity Assets multiplied by the Series Allocation Percentage of the accelerated series of Notes to a third party, who would not cause the issuing entity to be taxable as a publicly traded partnership for federal income tax purposes; provided that the indenture trustee will not cause the issuing entity to sell Issuing Entity Assets the proceeds of which would exceed the outstanding principal amount of such Notes plus all accrued and unpaid interest and any amounts owing to Series Enhancers at the time of such sale.

Following the foreclosure and sale of all or a portion of the Issuing Entity Assets for the Notes of a series and the application of the proceeds of that sale to those Notes and the application of the amounts then held in the Collection Account, the Excess Funding Account and any other issuing entity accounts for that series and any amounts available from credit enhancement for that series, that series will no longer be entitled to any allocation of collections or other Issuing Entity Assets under the Indenture, and those Notes will no longer be outstanding.

Material Covenants

The Indenture provides that the issuing entity may not consolidate with, merge into or sell its assets to, another Person, unless:

•	the Person formed by or surviving the consolidation or merger, or that acquires the issuing entity’s assets, is organized under the laws of the United States, any state of the United States or the District of Columbia;

•	the Person expressly assumes, by supplemental indenture, the issuing entity’s obligation to make due and punctual payments on the Notes and the performance of every covenant of the issuing entity under the Indenture;

•	no Early Amortization Event or Event of Default will have occurred and be continuing immediately after the merger, consolidation or sale;

•	the Rating Agency Condition has been satisfied;

•	the issuing entity has received a Required Federal Income Tax Opinion dated the date of such consolidation, merger or transfer and has delivered copies thereof to the indenture trustee;

•	any action that is necessary to maintain the lien and security interest created by the Indenture will have been taken; and

•	the issuing entity has delivered to the indenture trustee an opinion of counsel and an officer’s certificate each stating that the consolidation, merger or sale satisfies all requirements under the Indenture and that the supplemental indenture is duly authorized, executed and delivered and is valid, binding and enforceable.

The issuing entity will not, among other things:

•	except as expressly permitted by the Indenture, the Transfer and Servicing Agreement or related documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity;

•	claim any credit on or make any deduction from payments in respect of the principal of and interest on the Notes, other than amounts withheld under the Code or applicable state law, or assert any claim against any present or former Noteholders because of the payment of taxes levied or assessed upon the issuing entity;

•	voluntarily dissolve or liquidate in whole or in part;

•

permit (1) the validity or effectiveness of the Indenture to be impaired, or permit the lien under the Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under the Indenture except as may be expressly permitted by the Indenture, (2) any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part of the issuing entity, except as may be created by the terms of the Indenture; or (3) the lien of the Indenture not to constitute a valid first priority perfected security interest in the assets of the issuing entity that secure the Notes; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred under the Notes and the Indenture.

Modification of the Indenture

The issuing entity and the indenture trustee may, without the consent of any Noteholders, enter into one or more supplemental indentures, upon satisfaction of the Rating Agency Condition if such amendment is material, for any of the following purposes:

•	to correct or enhance the description of any property subject to the lien of the Indenture, or to take any action that will enhance the indenture trustee’s lien under the Indenture, or to add to the property pledged to secure the Notes;

•	to reflect the agreement of another Person to assume the role of the issuing entity;

•	to add to the covenants of the issuing entity, for the benefit of the Noteholders, or to surrender any right or power of the issuing entity;

•	to transfer or pledge any property to the indenture trustee;

•	to appoint a successor to the indenture trustee with respect to the Notes and to add to or change any of the provisions of the Indenture to allow more than one indenture trustee to act under the Indenture;

•	to modify, eliminate or add to the provisions of the Indenture as necessary to qualify the Indenture under the Trust Indenture Act of 1939, as amended, or any similar federal statute later enacted; or

•	to terminate any credit enhancement in accordance with the related Indenture Supplement.

The issuing entity and the indenture trustee may also, without the consent of any Noteholders, enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, to correct or supplement any provision in the Indenture or in any supplemental indenture that may be inconsistent with any other provision in the Indenture or in any supplemental indenture; or

•	to make any other provisions with respect to matters or questions arising under the Indenture or in any supplemental indenture;

in each case, upon receipt of a certificate of an authorized officer of the depositor to the effect that, in the depositor’s reasonable belief, the action will not have a Significant Adverse Effect.

Subject to the satisfaction of the conditions described above under “Description of the Notes — New Issuances” in this prospectus, the issuing entity and the indenture trustee may also, without the consent of any Noteholders, but upon satisfaction of the Rating Agency Condition, enter into one or more supplemental indentures in order to provide for the issuance of one or more series of Notes under the Indenture.

The issuing entity and the indenture trustee may also, without the consent of any Noteholders, enter into one or more supplemental indentures to add provisions to, change in any manner or eliminate any provision of the Indenture, or to change the rights of the Noteholders under the Indenture, upon:

•	(if such amendment is material) satisfaction of the Rating Agency Condition;

•	receipt of a certificate of an authorized officer of the depositor to the effect that, in the depositor’s reasonable belief, the action will not have a Significant Adverse Effect; and

•	receipt of a Required Federal Income Tax Opinion regarding the action.

The issuing entity and the indenture trustee may also, without the consent of the Noteholders, enter into one or more supplemental indentures to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to qualify as, and to permit an election to be made for the issuing entity to be treated as, a “financial asset securitization investment trust” under the Code and to avoid the imposition of state or local income or franchise taxes on the issuing entity’s property or its income. The following conditions apply for the amendments described in this paragraph:

•	delivery to the owner trustee and the indenture trustee of a certificate of an authorized officer of the depositor to the effect that the requirements under the Indenture applicable to the proposed amendments have been met;

•	(if such amendment is material) satisfaction of the Rating Agency Condition; and

•	the amendment must not affect the rights, duties or obligations of the indenture trustee or the owner trustee under the Indenture.

The issuing entity and the indenture trustee will not, without the consent of each Noteholder affected, enter into any supplemental indenture:

•	to change the due date of any installment of principal of or interest on any Note or reduce the principal balance of a Note, the Note interest rate or the redemption price of the Note or change any place of payment where any Note is payable;

•	to impair the right to institute suit for the enforcement of specified payment provisions of the Indenture;

•	to reduce the percentage which constitutes a majority of the outstanding principal amount of the Notes of any series the consent of the holders of which is required for execution of any supplemental indenture or for any waiver of compliance with specified provisions of the Indenture or of some defaults under the Indenture and their consequences provided in the Indenture;

•	to reduce the percentage of the outstanding principal amount of the Notes required to direct the indenture trustee to sell or liquidate the Issuing Entity Assets if the proceeds of the sale would be insufficient to pay the principal balance and interest due on those Notes;

•	to decrease the percentage of the outstanding principal amount of the Notes required to amend the sections of the Indenture that specify the percentage of the aggregate principal balance of the Notes necessary to amend the Indenture or other related agreements;

•	to modify any provisions of the Indenture regarding the voting of Notes held by the issuing entity, any other party obligated on the Notes or NMAC or any of their affiliates; or

•	except as otherwise permitted or contemplated in the Indenture, to permit the creation of any lien superior or equal to the lien of the Indenture with respect to any of the collateral for any Notes or terminate the lien of the Indenture on the collateral or deprive any Noteholder of the security provided by the lien of the Indenture.

The issuing entity and the indenture trustee may otherwise, with prior notice to each Rating Agency (and satisfaction of the Rating Agency Condition if any addition, change or elimination is material) and with the consent of the holders of at least a majority of the outstanding principal amount of the Notes of each adversely affected series, enter into one or more supplemental indentures to add provisions to, change in any manner or eliminate any provision of the Indenture, or to change the rights of the Noteholders under the Indenture.

Compensation and Indemnity

The issuing entity will or will cause the servicer to:

•	pay the indenture trustee from time to time reasonable compensation for its services;

•	reimburse the indenture trustee for all reasonable expenses, advances and disbursements reasonably incurred by it in connection with the performance of its duties as indenture trustee; and

•	indemnify the related indenture trustee for, and hold it harmless against, any loss, liability or expense, including reasonable attorneys’ fees and expenses, incurred by it in connection with the acceptance or administration of the trust under the Indenture and in connection with the Transaction Documents.

The indenture trustee will be indemnified by the servicer or the depositor, as applicable, against any loss, liability or expense incurred by it by reason of (1) any acts or omissions of the servicer or the depositor, as applicable, in connection with the Transfer and Servicing Agreement, or (2) the acceptance or performance of the trusts and duties contained in the Transfer and Servicing Agreement by the indenture trustee, except that the indenture trustee will not be indemnified for:

•	any such loss, liability or expense arising from the willful misconduct, negligence or bad faith of the indenture trustee;

•	any liabilities, costs or expenses of the issuing entity with respect to any action taken by the indenture trustee at the request of the Noteholders or Series Enhancers for a series to the extent that the indenture trustee is fully indemnified by such Noteholders or Series Enhancers with respect to such action; or

•	any United States federal, state or local income or franchise taxes required to be paid by the issuing entity or any Noteholder or Series Enhancer in connection with the Transfer and Servicing Agreement or the Indenture;

provided, however, (1) the Transferor is only required to pay any indemnity payments described in this prospectus under “Description of the Indenture — Compensation and Indemnity” to the extent funds are available after making the required monthly distributions in connection with any Public ABS Transaction for which the servicer, or any United States affiliate thereof, acts as a depositor or to the extent it receives additional funds designated for such purposes, and (2) any indemnification by the servicer will not be payable from the Issuing Entity Assets.

Annual Compliance Statement

The issuing entity is required to furnish to the indenture trustee each year a written statement as to the performance of its obligations under the Indenture.

Indenture Trustee’s Annual Report

If required by Section 313(a) of the Trust Indenture Act of 1939, as amended, the indenture trustee is required to mail to the Noteholders each year a brief report relating to its eligibility and qualification to continue as indenture trustee under the Indenture, the property and funds physically held by the indenture trustee and any action it took that materially affects the Notes and that has not been previously reported.

Noteholder Communication; List of Noteholders

An Investor may send a request to the depositor at any time notifying the depositor that the Investor would like to communicate with other Investors with respect to an exercise of their rights under the terms of the

Transaction Documents. If the requesting Investor is not a Noteholder as reflected on the note register, the depositor may require that the requesting Investor provide a certification to the effect that the Investor is, in fact, a beneficial owner of Series 20[●]-[●] Notes, as well as additional documentation reasonably satisfactory to the depositor, such as trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). In each monthly distribution report on Form 10-D under the Exchange Act with respect to the issuing entity, the depositor will include disclosure regarding any request received during the related Collection Period from an Investor to communicate with other Investors related to the Investors exercising their rights under the terms of the Transaction Documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the Investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the Investor, stating that the Investor is interested in communicating with other Investors with regard to the possible exercise of rights under the Transaction Documents and a description of the method other Investors may use to contact the requesting Investor. The sponsor and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

In addition, three or more Noteholders of any series or the Noteholders of at least 10% of the outstanding principal amount of the Notes of any series may obtain access to the list of Noteholders by submitting to the indenture trustee a written application and agreeing to indemnify the indenture trustee for its costs and expenses.

Satisfaction and Discharge of Indenture

The Indenture will be discharged with respect to the Notes of any series upon, among other things, the delivery to the indenture trustee for cancellation of all the Notes or of such series, with specific limitations, upon irrevocable deposit by the issuing entity with the indenture trustee of funds sufficient for the payment in full of all such Notes not delivered to the indenture trustee for cancellation.

Resignation and Removal of Indenture Trustee

The indenture trustee may resign at any time by giving 30 days written notice to the issuing entity, in which event the administrator will appoint a successor indenture trustee. The holders of at least a majority of all series of Notes outstanding may remove the indenture trustee and may appoint a successor indenture trustee. The servicer must, by giving 30 days written notice, also remove the indenture trustee if it ceases to be eligible to continue as an indenture trustee under the Indenture, if the indenture trustee is adjudged bankrupt or insolvent, if a receiver of the indenture trustee or its property is appointed, or any public officer takes charge of the indenture trustee or its property or its affairs for the purpose of rehabilitation, conservation or liquidation, or if the indenture trustee otherwise becomes legally unable to act. The administrator will then be obligated to appoint a successor indenture trustee. If an Event of Default occurs under the Indenture and a given class of Notes of any series is subordinated to one or more other classes of Notes of that series, under the Trust Indenture Act of 1939, as amended, the indenture trustee may be deemed to have a conflict of interest and be required to resign as indenture trustee for one or more of those classes of Notes. In that case, a successor indenture trustee will be appointed for one or more of those classes of Notes and may provide for rights of senior Noteholders to consent to or direct actions by the indenture trustee that are different from those of Subordinated Noteholders. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts its appointment.

DESCRIPTION OF THE TRUST AGREEMENT

The following summary describes material terms of the Trust Agreement pursuant to which the Certificates will be issued. The Trust Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. The Trust Agreement is executed by the depositor and the owner trustee.

Authority and Duties of the Owner Trustee

The owner trustee for the issuing entity will administer the issuing entity in the interest of the Certificateholders, subject to the lien of the related Indenture, in accordance with the Trust Agreement and the other Transaction Documents applicable to that series.

The owner trustee will be deemed to have discharged its duties and responsibilities under the Trust Agreement or the other Transaction Documents to the extent the administrator pursuant to the Administration Agreement has agreed to perform any act or to discharge any duty of the owner trustee or the issuing entity under the Trust Agreement or the other Transaction Documents.

The owner trustee will not manage, sell, dispose of or otherwise deal with the issuing entity or any part of the related issuing entity property except in accordance with (i) the powers granted to and the authority conferred upon that owner trustee pursuant to the Trust Agreement, and (ii)  any document or instruction delivered to that owner trustee pursuant to the Trust Agreement.

Restrictions on Actions by the Owner Trustee

The owner trustee may not:

•	initiate or settle any claim or lawsuit involving the issuing entity or the owner trustee (except claims or lawsuits brought in connection with the collection of the Trust Assets);

•	file an amendment to the certificate of trust for the issuing entity (unless such amendment is required to be filed under applicable law);

•	amend the Indenture by a supplemental indenture in circumstances where the consent of any Noteholder is required;

•	amend the Indenture by a supplemental indenture where Noteholder consent is not required if such amendment materially adversely affects any Certificateholder;

•	amend the related Administration Agreement if such amendment materially adversely affects the interests of any Certificateholder; or

•	appoint a successor note registrar or indenture trustee or consent to assignment of their respective obligations under the Indenture, by the note registrar, indenture trustee or administrator,

unless the owner trustee provides 30 days written notice thereof to the Certificateholders.

Restrictions on Certificateholder’s Powers

The Certificateholders may not direct the owner trustee to take any action that would violate the provisions of the Trust Agreement where the owner trustee agreed (i) not to manage, control, use, sell, dispose of or otherwise deal with any part of the Issuing Entity Assets except in accordance with the Trust Agreement and the other Transaction Documents to which the issuing entity or the owner trustee is a party, (ii) not to take any action that would violate the purposes of the issuing entity set forth in the Trust Agreement; and (iii) not to take any action that, to the actual knowledge of the owner trustee, would result in the issuing entity becoming an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes or affect treatment of the Notes as indebtedness for federal or state income tax purposes.

Resignation and Removal of the Owner Trustee

The owner trustee of the issuing entity may resign at any time upon written notice to the administrator, whereupon the administrator will be obligated to appoint a successor owner trustee. The administrator may remove the related owner trustee if that owner trustee becomes insolvent, ceases to be eligible or becomes legally unable to act. Upon removal of the owner trustee, the administrator will appoint a successor owner trustee. The administrator will be required to deliver notice of such resignation or removal of that owner trustee and the appointment of a successor owner trustee to each Rating Agency.

The owner trustee and any successor thereto must at all times:

•	be subject to supervision or examination by federal or state authorities;

•	have a combined capital and surplus of at least $50 million;

•	have its long-term unsecured debt rated at least Baa3 by Moody’s and BBB by Standard & Poor’s, or such other ratings for which the Rating Agency Condition has been satisfied; and

•	be an entity authorized to exercise trust powers in the State of Delaware.

If at any time the owner trustee ceases to be eligible in accordance with the Trust Agreement, or if the administrator, by unilateral act, decides to remove the owner trustee and provides the owner trustee with notice thereof, or if the owner trustee fails to resign after written request therefor by the administrator, or if at any time the owner trustee is legally unable to act, or is adjudged bankrupt or insolvent, or a receiver of the owner trustee or of its property is appointed, or any public officer takes charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the administrator may, but will not be required to, remove the owner trustee.

Termination

The Trust Agreement will terminate following the wind-up of the issuing entity, which is anticipated upon the earlier of (a) the 15 year anniversary of the first Series Issuance Date (unless the servicer and the holders of the Transferor Interest notify the indenture trustee that the date in this clause (a) has been extended) and (b) the day following the day on which the right of all series of Notes to receive payments from the Trust Assets has terminated. Any money or other property held as part of the Trust Assets following such termination (and following the distribution of all amounts to which the Noteholders and Series Enhancers are entitled) will be distributed to the Certificateholders in accordance with their respective interests in the Transferor Interest.

Liabilities and Indemnification

The depositor will reimburse the owner trustee for any expenses incurred by the owner trustee in the performance of its rights and duties under the Trust Agreement. The depositor will not be entitled to make any claim upon the related Issuing Entity Assets for the payment of any such liabilities or indemnified expenses. The depositor will indemnify Wilmington Trust Company from and against any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable costs, expenses and disbursements against the owner trustee in any way relating to or arising out of the Trust Agreement or the other Transaction Documents or the Issuing Entity Assets; provide that the depositor will not indemnify the owner trustee for expenses resulting from (i) the willful misconduct, bad faith or negligence of that owner trustee, (ii) the inaccuracy of any representation or warranty of the owner trustee in the Trust Agreement or (iii) taxes imposed on Wilmington Trust Company in connection with the fees earned by the owner trustee pursuant to the Trust Agreement. The owner trustee will not be liable for:

•	any error in judgment of an officer of that owner trustee (except with respect to a claim based on the owner trustee’s failure to perform it duties under the Trust Agreement or based on the owner trustee’s willful misconduct, bad faith or negligence);

•	any action taken or omitted to be taken in accordance with the instructions of the Certificateholders or the administrator;

•	principal of and interest on the related series of Notes or amounts distributable on the Certificates; or

•	the default or misconduct of the administrator, the servicer, the depositor or the indenture trustee.

The owner trustee will be under no obligation to exercise any of its rights and powers under the Trust Agreement or institute, conduct or defend any litigation under the Trust Agreement or any other Transaction Document, at the request or order of the Certificateholders, unless the Certificateholders have offered to the owner trustee security or indemnity satisfactory to it against costs, expenses and liabilities that may be incurred by the owner trustee. In addition, the owner trustee will not be responsible for or in respect of the validity or sufficiency of the Trust Agreement or for the due execution thereof by the depositor or for the form, character, genuineness, sufficiency, value or validity of any of the issuing entity’s property or for or in respect of the validity or sufficiency of the other Transaction Documents, other than the execution of and the certificate of authentication of the Certificates, and the owner trustee will in no event be deemed to have assumed or incurred any liability, duty or obligation to any Noteholder, or any Certificateholder, other than as expressly provided for in the Trust Agreement and the other Transaction Documents for that series.

Amendment

The owner trustee and depositor may, with the written consent of the indenture trustee, but without the consent of the Noteholders, and (if such amendment is material) upon satisfaction of the Rating Agency Condition, amend the Trust Agreement to cure any ambiguity, to correct or supplement any provision of the Trust Agreement, to add provisions to, change in any manner or eliminate any provisions of, the Trust Agreement, or modify (except as provided below) in any manner the rights of the related Noteholders; provided that such action shall not, (i) as evidenced by an officer’s certificate of the depositor, materially and adversely affect the interests of any Noteholder or Certificateholder; and (ii) as evidenced by an opinion of counsel, cause the issuing entity to be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes or affect the treatment of the Notes as indebtedness for federal or state income tax purposes.

The Trust Agreement may be amended by the depositor and the owner trustee without the consent of the Noteholders or the indenture trustee, to add, modify or eliminate such provisions as are necessary or advisable in order to enable all or a portion of the issuing entity to avoid the imposition of state or local franchise taxes imposed on the issuing entity’s property or income; provided, however that:

•	the depositor delivers to the indenture trustee and the owner trustee an officer’s certificate to the effect that the proposed amendments meet the requirements of the Trust Agreement;

•	the Rating Agency Condition has been satisfied; and

•	such amendment does not affect the rights, duties or obligations of the owner trustee thereunder.

The owner trustee and the depositor may amend the Trust Agreement, with the written consent of the indenture trustee and the holders of a majority of the outstanding Notes, and (if such amendment is material) upon satisfaction of the Rating Agency Condition, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Agreement or of modifying in any manner the rights of those Noteholders; provided that without the consent of all Noteholders, no amendment will:

(1)	increase or reduce, or accelerate or delay the timing of, collections of payments on Receivables or distributions made for the benefit of Noteholders; or

(2)	reduce the percentage of the outstanding principal balance of the Notes required to consent to any such amendment described in clause (1) above; and

provided, further, any such amendment will be subject to delivery of an opinion of counsel as to tax matters.

The Trust Agreement requires the depositor to give written notification of the substance of any amendment or consent to the indenture trustee and the relevant Rating Agencies.

Transferor Interest

The Certificate will represent the equity interest in the issuing entity, which includes the Transferor Interest. The Transferor Interest represents the ownership interest in the trust and the rights to all trust property not allocated to any series. The Transferor Interest is generally made up of:

•	a principal component, or the Transferor Amount, which represents the right to the principal collections on the portion of the Receivables that have not been allocated to any series; and

•	an interest component which represents the right to receive (a) interest collections on the portion of the Receivables relating to the Transferor Amount and (b) excess spread for each series that is not needed to make payments on that series.

A portion of the Transferor Amount equal to the Overcollateralization Amount for each series is subordinated to the Notes of that series and provides credit enhancement for that series. The Transferor Interest (or any portion thereof) will not be hedged or transferred by the depositor or any affiliate of the depositor to the extent such hedge or transfer is prohibited by Regulation RR.

Supplemental Interest

The Trust Agreement provides that the depositor may transfer its interest in all or a portion of the Transferor Interest by exchanging its Transferor Interest for a Supplemental Interest having terms defined in a supplement to the Trust Agreement. Before a Supplemental Interest is issued, the following must occur:

•	the depositor has given notice of the exchange to the owner trustee, the indenture trustee and the servicer;

•	the depositor has delivered to the owner trustee and the indenture trustee an executed certificate supplement;

•	the depositor has delivered to the owner trustee and the indenture trustee a certificate of an authorized officer to the effect that the depositor reasonably believes the exchange will not have a Significant Adverse Effect;

•	the depositor shall have delivered to the owner trustee and indenture trustee a Required Federal Income Tax Opinion; and

•	the Adjusted Pool Balance must equal or exceed the Required Participation Amount on and after the date of the exchange.

Neither the depositor nor any affiliate of the depositor will transfer or exchange the Transferor Interest to the extent such transfer or exchange would be prohibited by Regulation RR.

DESCRIPTION OF THE TRANSFER AND SERVICING AGREEMENT

A copy of the Transfer and Servicing Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. In the future, there may be more than one entity that is a depositor of Receivables to the issuing entity, in which case each such entity will enter into a separate Transfer and Servicing Agreement with the issuing entity and the servicer that will contain substantially the same provisions as the Transfer and Servicing Agreement filed as an exhibit to the registration statement. In the Transfer and Servicing Agreement, NMAC agrees to service the Receivables for the issuing entity. The Transfer and Servicing Agreement also permits the addition of subsequent depositors. The following summarizes the material terms of the Transfer and Servicing Agreement.

Transfer of Assets

Transfer of Receivables and Related Security

Under the Transfer and Servicing Agreement, the depositor has transferred to the issuing entity all of its rights in:

•	Receivables existing in connection with the designated Accounts as of the related Series Cut-Off Date for the first series issued by the issuing entity and Receivables arising in connection with Additional Accounts as of the applicable Additional Cut-Off Date;

•	Receivables arising in connection with the designated Accounts after the first Series Cut-Off Date and the Additional Cut-Off Dates, as applicable;

•	all related security consisting of:

(1)	the first priority security interests granted by the Dealers in the related vehicles;

(2)	the security interest in NMAC’s right to amounts in any Cash Management Account, and the security interests, which may be subordinate, granted by some of the Dealers in non-vehicle related security, such as parts inventory, equipment, fixtures, service accounts, and, in some cases, realty, and in many cases, related security also consists of personal guarantees that are granted by the Dealers;

(3)	its rights under the related sales and service agreements and under certain intercreditor agreements between NMAC and third-party creditors of Dealers with respect to the designated Accounts;

(4)	its rights under the Floorplan Financing Agreements; and

(5)	all related rights under the repurchase agreements between NNA and NMAC and between non-Nissan manufacturers and NMAC;

•	the depositor’s rights relating to the Receivables under the Receivables Purchase Agreement with NMAC; and

•	the proceeds of all of the above.

In addition to the foregoing, pursuant to the Transfer and Servicing Agreement, the depositor is obligated to transfer to the issuing entity (i) any proceeds from the exercise by NMAC of its right to set-off, pursuant to a cash management agreement, against a Dealer’s principal balance of Receivables, (ii) any other amounts credited to the Cash Management Account that are applied to reduce a Dealer’s principal balance of Receivables, (iii) amounts received by the depositor from NMAC as a result of reductions in the principal balance of any Receivable due to Dealer rebate, billing errors, returned merchandise and certain other similar non-cash items and (iv) all amounts received by the depositor from NMAC (which result from amounts received by NMAC from NNA and non-Nissan manufacturers) in connection with a Dealer termination.

NMAC and the depositor each indicates in its computer records that the Receivables and related security are owned by the issuing entity and have been pledged by the issuing entity to the indenture trustee under the Indenture. The depositor will provide the owner trustee with one or more account schedules showing each designated Account, identified by account number and by outstanding principal amount. At the time that the depositor designates any Additional Accounts for the issuing entity as described below under “Description of the Transfer and Servicing Agreement — Representations and Warranties of the Depositor — Additional Designated Accounts” in this prospectus or redesignates any Accounts as described below under “Description of the Transfer and Servicing Agreement — Redesignation of Accounts” in this prospectus, the depositor will provide a new account schedule specifying the applicable Additional Accounts or Redesignated Accounts, as the case may be.

The servicer will provide to the owner trustee and the indenture trustee access to the documentation regarding the Accounts and the related Receivables in such cases where the owner trustee or the indenture trustee, as applicable, is required in connection with the enforcement of the rights of the Noteholders or by applicable statutes or regulations to review such documentation but only (i) upon reasonable request, (ii) during normal business hours, (iii) subject to the servicer’s normal security and confidentiality procedures and (iv) at offices designated by the servicer. The depositor and the servicer will indicate generally in its computer files or other records that the Receivables arising in connection with the Accounts have been transferred to the issuing entity pursuant to the Transfer and Servicing Agreement for the benefit of the Noteholders and any Series Enhancers. Furthermore, NMAC has filed one or more financing statements in accordance with applicable state law to perfect the depositor’s interest in the Receivables, the related security and their proceeds and the depositor has filed one or more financing statements in accordance with applicable state law to perfect the issuing entity’s interest in the Receivables, the related security, the Receivables Purchase Agreement and their proceeds. In addition, pursuant to the Indenture, the issuing entity has filed one or more financing statements in accordance with applicable state law to perfect the indenture trustee’s interest in the Receivables, the related security, the Receivables Purchase Agreement, the Transfer and Servicing Agreement and their proceeds. See “Risk Factors — Bankruptcy or other adverse events with respect to Nissan Motor Acceptance Corporation or the depositor could result in payment delays or losses on your notes” above and “Material Legal Aspects of the Receivables” below in this prospectus. [At NMAC’s sole discretion, the security interests transferred to the issuing entity in non-vehicle related security may be subordinate to a senior security interest that it or other lenders retain in the security.] See “The Dealer Floorplan Financing Business — Intercreditor Agreement Regarding Security Interests in Vehicles and Non-Vehicle Related Security” above in this prospectus. Neither the owner trustee nor the indenture trustee is required to make periodic examinations of the Receivables transferred to the issuing entity or any records relating to them.

Representations and Warranties of the Depositor

Representations as to Depositor and Agreement

Each time the issuing entity issues a series of Notes (including the Series 20[●]-[●] Notes), the depositor makes several representations and warranties to the issuing entity in the Transfer and Servicing Agreement. These representations and warranties include, among others, the following:

•	the depositor is duly formed and in good standing and has the authority to consummate the transactions contemplated in the Transfer and Servicing Agreement and each other document relating to the issuance to which it is a party;

•	the depositor’s execution and delivery of the Transfer and Servicing Agreement and each other document relating to the issuance to which it is a party will not conflict with any material law or any other material agreement to which the depositor is a party;

•	all required governmental approvals in connection with the depositor’s execution and delivery of the Transfer and Servicing Agreement and each other document relating to the issuance have been obtained;

•	the Transfer and Servicing Agreement and the Receivables Purchase Agreement relating to the issuance constitutes a legal, valid and binding obligation, enforceable against the depositor, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights; and

•	the Transfer and Servicing Agreement constitutes a valid transfer and assignment to the issuing entity of all of the depositor’s rights in the Receivables and the related security, and the issuing entity will have a first priority perfected ownership interest in those transferred assets other than as permitted under the Transfer and Servicing Agreement.

If any representation or warranty described in the bullets above is breached and, as a result, the interests of Noteholders in the Receivables are materially and adversely affected, then any of the owner trustee, the indenture trustee or the holders of at least a majority of the principal balance of all of the issuing entity’s outstanding series may give notice to the depositor, and to the owner trustee, the indenture trustee and the servicer, if given by the Noteholders, directing the depositor to accept reassignment of all of the Receivables that it had transferred to the issuing entity and to pay to the Collection Account a cash deposit equal to the sum of the amounts specified with respect to each outstanding series in the related Indenture Supplement. However, no reassignment or cash deposit will be required if within 30 days the relevant representation and warranty is then satisfied in all material respects and any material adverse effect resulting from the breach has been cured. The depositor’s obligations to accept reassignment of all Receivables that it had transferred to the issuing entity and to pay the cash deposit are the only remedies for any breach of the representations and warranties described above although that remedy may be obtained through dispute resolution, as described under “The Trust Portfolio — Requests to Repurchase and Dispute Resolution.”

Representations as to Receivables, Related Security and Designated Accounts

In the Transfer and Servicing Agreement, the depositor makes several representations and warranties to the issuing entity as to the Receivables and the related security and designated Accounts. These representations and warranties include the following:

•	as of the relevant cut-off date, the depositor is transferring each Receivable and its related security to the issuing entity free and clear of any liens (other than permitted liens, such as those of NMAC and third party creditors of Dealers with respect to non-vehicle collateral) and has obtained all governmental consents required to transfer that Receivable and related security;

•	each designated Account is an Eligible Account at the time the depositor designates that Account for the issuing entity and as of each Series Cut-Off Date; and

•	as of the relevant cut-off date, each Receivable being transferred is an Eligible Receivable or an Ineligible Receivable arising in connection with an Eligible Account so long as (i) the Overcollateralization Amount for each series (or any incremental overcollateralization amount specified in the related Indenture Supplement) is increased as specified in the related Indenture Supplement, and (ii) after giving effect to such transfer, the Adjusted Pool Balance on such day, equals or exceeds the Required Participation Amount as of such day.

If any representation or warranty described in the bullets above (collectively, the “Eligibility Representations”) is not true and correct when made and such breach has a material adverse effect on the related Receivable or Receivables; then, unless cured, the depositor will be required to accept reassignment of the relevant Receivables within 30 days after the depositor or the servicer discovers the breach or receives written notice of the breach. If the breach relates to the eligibility of a designated Account, the Account will be redesignated and the depositor will cease to transfer the Receivables arising in connection with those Accounts as of the day that such Accounts are redesignated.

In accepting reassignment of a Receivable as to which a representation or warranty is not true when made, the depositor will direct the servicer to deduct the principal amount thereof from the Pool Balance. If the deduction would cause the Adjusted Pool Balance on such day to fall below the Required Participation Amount as of such day, the depositor is required to either (i) designate additional Accounts such that the Adjusted Pool Balance exceeds the Required Participation Amount, or (ii) deposit into the Excess Funding Account the Depositor Deposit Amounts representing such shortfall. If the depositor fails to transfer the Receivables arising in connection with the additional Accounts, or if the related Depositor Deposit Amounts are not deposited, the principal balance of the related Receivables will not be deducted from the Pool Balance for purposes of determining whether the Adjusted Pool Balance is below the Required Participation Amount and collections in respect of such Receivables will continue to be included in Interest Collections and Principal Collections. The reassignment of each Receivable as to which a representation or warranty is not true when made to the depositor and the deposit of any funds into the Excess Funding Account are the only remedies for any breach of the representations and warranties concerning eligibility of Receivables although that remedy may be obtained through dispute resolution, as described under “The Trust Portfolio — Requests to Repurchase and Dispute Resolution.”.

Subsequent Depositors

Under the Transfer and Servicing Agreement, the depositor may, from time to time, designate one or more of its affiliates as a subsequent depositor under the Transfer and Servicing Agreement. The Transfer and Servicing Agreement permits the designation of these subsequent depositors and the issuance of subsequent Transferor Interests without Noteholder consent so long as:

•	the subsequent depositor enters into a transfer and servicing agreement substantially similar to the Transfer and Servicing Agreement;

•	the depositor has delivered to the owner trustee and the indenture trustee a Required Federal Income Tax Opinion regarding the exchange;

•	such issuance will not result in any Significant Adverse Effect and the depositor shall have delivered to the owner trustee and the indenture trustee an Officers’ Certificate of the depositor, dated the date of such surrender and exchange, to the effect that the depositor reasonably believes that such surrender and exchange will not, based on the facts known to such officer at the time of such certification, have a Significant Adverse Effect; and

•	the Rating Agency Condition has been satisfied.

Eligible Accounts

Eligible Account is defined in the “Glossary” in this prospectus. Under the Transfer and Servicing Agreement, the definition of Eligible Account may be changed by amendment to the agreement without the consent of the Noteholders if the depositor delivers to the owner trustee and the indenture trustee a certificate of an authorized officer of the depositor to the effect that, in the reasonable belief of the depositor, the amendment will not as of its date result in a Significant Adverse Effect, the Rating Agency Condition has been satisfied and the depositor has delivered to the indenture trustee and the owner trustee a Required Federal Income Tax Opinion.

Additional Designated Accounts

As described above under “The Trust Portfolio” in this prospectus, the depositor has the right to designate, from time to time, Additional Accounts, which must be Eligible Accounts, to the issuing entity. In addition, the depositor will be required, as of the last day of each Collection Period, to designate Additional Accounts, to maintain, for so long as any Notes issued by the issuing entity remain outstanding, the Adjusted Pool Balance, in an amount equal to or greater than the Required Participation Amount. Upon designation of any Additional Accounts, the depositor will transfer to the issuing entity the Receivables arising in connection with such Additional Accounts, whether the Receivables are then existing or subsequently created. If (a) the aggregate number of Additional Accounts designated by the depositor in any calendar quarter or the aggregate amount of Principal Receivables arising in connection with such Additional Accounts as of the related Additional Cut-Off Dates in such calendar quarter exceeds 10% of the number of all designated Accounts or 10% of the Receivables balance, respectively, as of the first day of such calendar quarter, or (b) the aggregate number of Additional Accounts designated by the depositor in any calendar year or the aggregate amount of Principal Receivables arising in connection with such Additional Accounts as of the related Additional Cut-Off Dates in such calendar year exceeds 20% of the number of all designated Accounts or 20% of the Receivables balance, respectively, as of the first day of such calendar year, then the Rating Agency Condition must be satisfied with respect to such designations of Additional Accounts.

Each Additional Account will be selected from Eligible Accounts in NMAC’s portfolio of U.S. wholesale accounts. However, it is possible that any Additional Accounts designated for the issuing entity may not be of the same credit quality as those Accounts initially designated for the issuing entity. Additional Accounts may have been originated by NMAC using credit criteria different from those applied by NMAC to the initial designated Accounts [or may have been acquired by NMAC in the ordinary course of business from an institution with different credit criteria.] If any Additional Account has been acquired by NMAC from a third party, the Rating Agency Condition must be satisfied.

Additional Accounts designated for addition based on any requirement that the depositor designate additional Accounts must satisfy all conditions specified in the Transfer and Servicing Agreement, including:

•	the depositor (or the servicer on its behalf) has delivered to the owner trustee and the indenture trustee within the prescribed time period a written addition notice specifying the Additional Cut-Off Date for the Additional Accounts and the applicable Addition Date;

•	the depositor has delivered to the owner trustee within the prescribed time period:

(1)	a written assignment of the related Receivables that has been accepted and executed by the issuing entity and the servicer; and

(2)	an account schedule listing the Additional Accounts;

•	the depositor has delivered to the servicer all collections relating to the Additional Accounts since the Additional Cut-Off Date;

•	the depositor has represented and warranted that:

(1)	each Additional Account is an Eligible Account as of the Additional Cut-Off Date;

(2)	no selection procedures reasonably believed by the depositor to be adverse to the interests of the Noteholders and any Series Enhancers were used in selecting the Additional Accounts;

(3)	the account schedule listing the Additional Accounts is true and correct in all material respects as of the Additional Cut-Off Date;

(4)	as of the date of the addition notice and the Addition Date, none of NMAC, the depositor or the servicer is insolvent or will be made insolvent by the transfer; and

(5)	the addition of the related Receivables will not, in the depositor’s reasonable belief, cause an Early Amortization Event to occur;

•	the depositor has delivered within the prescribed time period an officer’s certificate of the depositor confirming that each of the above conditions has been satisfied;

•	the depositor has delivered not less than annually to the indenture trustee and the owner trustee or any Series Enhancers an opinion of counsel confirming the validity and perfection of the transfer of any Accounts included as Additional Accounts; and

•	if any additional Accounts have been acquired by NMAC from a third party, the Rating Agency Condition needs to be satisfied with respect to the inclusion of such additional Accounts.

Redesignation of Accounts

Eligible Accounts

The Transfer and Servicing Agreement permits the depositor to redesignate Eligible Accounts and, in so doing, to either (x) repurchase the outstanding related Receivables (or, at its option, redesignate the Accounts related to such Receivables and repurchase all Receivables under such Accounts) or (y) to simply cease conveying to the issuing entity Receivables arising in such Accounts after the related date of removal. The redesignation of Eligible Accounts may occur for various reasons. For example, the depositor may determine that the issuing entity owns more Receivables than the depositor is obligated to retain in the issuing entity and that the depositor does not desire to obtain additional financing through the issuing entity at that time. Any removal of Receivables through the redesignation of Accounts will reduce the Pool Balance, and accordingly, the Transferor Interest. In addition, any Redesignated Accounts may, individually or in the aggregate, be of higher or lower credit quality than the remaining Accounts designated for the issuing entity.

The depositor’s right to redesignate Eligible Accounts and to remove all the related Receivables from the issuing entity is subject to the conditions set forth in the Transfer and Servicing Agreement. These conditions include the following:

•	the depositor has delivered to the servicer (if the servicer is not NMAC) on the Redesignation Date a written notice directing the servicer to select for redesignation those Eligible Accounts whose Principal Receivables approximately equal the amount specified by the depositor in such notice for removal from the issuing entity on the Redesignation Date;

•	the depositor (or the servicer on its behalf) has delivered to the owner trustee and the indenture trustee within the prescribed time period an account schedule specifying the Redesignated Accounts and the outstanding balance of all receivables therein;

•	the Rating Agency Condition has been satisfied; and

•	the depositor has represented and warranted that:

(1)	the redesignation will not, in the depositor’s reasonable belief, cause an Early Amortization Event to occur or cause the Adjusted Pool Balance to be less than the Required Participation Amount;

(2)	no selection procedures reasonably believed by the depositor to be materially adverse to the interests of the Noteholders, any Series Enhancers or the holders of the Transferor Interest were used in selecting the Redesignated Accounts; and

(3)	the account schedule listing the Redesignated Accounts is true and correct in all material respects as of the date of its delivery.

In connection with the redesignation of Eligible Accounts, the depositor will also covenant in the Transfer and Servicing Agreement that on or promptly following the applicable Redesignation Date:

•	the depositor (or the servicer on its behalf) will deliver to the owner trustee, the indenture trustee and any Series Enhancer a written notice specifying the Redesignation Date on which the related Receivables were removed from the issuing entity; and

•	the depositor will deliver an officer’s certificate confirming that each of the above conditions has been satisfied.

If no Notes are outstanding, or the Accounts to be redesignated have been liquidated and have zero balances, then the foregoing requirements to deliver notices to the Series Enhancers will not apply.

Beginning on the date of redesignation, the depositor will cease to transfer to the issuing entity any Receivables arising in connection with a Redesignated Account. Unless such removal is accompanied by repurchase of the related outstanding Receivables, Principal Collections relating to such Redesignated Account will be allocated first to outstanding Receivables owned by the issuing entity relating to such Account until the amount of such Receivables, measured as of the Redesignation Date, has been reduced to zero, and Interest Collections will be allocated to the issuing entity on the basis of the ratio of the Principal Receivables owned by the issuing entity in connection with such Account on the date of determination to the total amount of Principal Receivables in connection with such Account on such date of determination, and the remainder of such Interest Collections will be allocated to the depositor. After the Redesignation Date and upon the request of the servicer in connection with any repurchase of the related Receivables for any Redesignated Account, the owner trustee will deliver to the depositor a written reassignment of the related Receivables.

Ineligible Accounts

On the date on which the servicer’s records indicate that an Account has become an Ineligible Account, the depositor will redesignate that Account and within the prescribed time period will:

•	deliver to the owner trustee, the indenture trustee and any Series Enhancers a notice specifying the Redesignation Date; and

•	deliver to the owner trustee and indenture trustee an account schedule specifying the Redesignated Accounts, together with a representation that such schedule is true and complete in all material respects as of the applicable Redesignation Date.

Beginning on the date of redesignation, the depositor will cease to transfer to the issuing entity any Receivables arising in connection with an ineligible Redesignated Account. Unless replacement Accounts and Receivables are being designated in connection with the removal of such Ineligible Accounts, any such removal will be accompanied by payment of any required Depositor Replacement Amount and may be accompanied by a repurchase of all related Receivables, as described above under “— Eligible Accounts.” To the extent the related Receivables are not repurchased in connection with the redesignation of Ineligible Accounts, Principal Collections relating to such Redesignated Account will be allocated first to outstanding Receivables owned by the issuing entity relating to such Account until the amount of such Receivables, measured as of the Redesignation Date, has been reduced to zero, and Interest Collections will be allocated to the issuing entity on the basis of the ratio of the Principal Receivables owned by the issuing entity in connection with such Account on the date of determination to the total amount of Principal Receivables in connection with such Account on such date of determination, and the remainder of such Interest Collections will be allocated to the depositor.

After the Redesignation Date and upon the request of the servicer in connection with any repurchase of the related Receivables for any Redesignated Account, the owner trustee will deliver to the depositor a written reassignment of the related Receivables.

Servicing Compensation and Payment of Expenses

The servicer will receive a fee for its servicing activities and reimbursement of expenses incurred in administering the issuing entity and the Receivables. This servicing fee accrues for each outstanding series in the amounts set forth in the related Indenture Supplement and is calculated, with respect to Series 20[●]-[●], as described under “Descrioption of the Notes — Servicer Compensation and Expense Reimbursement” in this prospectus. Each series’ servicing fee is payable periodically from Series Investor Available Interest Amounts and, if available, Shared Excess Interest Amounts and any other amounts available for such purpose set forth in the related Indenture Supplement. Neither the issuing entity nor any Noteholder will be responsible for any servicing fee allocable to the Transferor Interest. The portion of the compensation and expense reimbursements owed to the servicer that is allocated to the Transferor Interest will be payable from Interest Collections and Principal Collections allocated to the Transferor Interest as specified in the Trust Agreement. Each series’ servicing fee will be paid to the servicer only to the extent that funds are available as set forth in the related Indenture Supplement.

Collection and Other Servicing Procedures

Under the Transfer and Servicing Agreement, the servicer will service the Receivables in accordance with customary and usual servicing procedures and guidelines that it uses in servicing dealer floorplan receivables that it services for its own account or for others and in accordance with the Floorplan Financing Agreements, except where the failure to comply will not materially and adversely affect the rights of the issuing entity, the Noteholders or any Series Enhancers. Servicing activities performed by the servicer include, among others, collecting and recording payments, making any required adjustments to the Receivables, monitoring Dealer payments, evaluating increases in credit limits and maintaining internal records with respect to each Account. Managerial and custodial services performed by the servicer on behalf of the issuing entity include, among others, maintaining books and records relating to the Accounts and Receivables and preparing the periodic and annual statements described above under “Sources of Funds to Pay the Notes — Reports to Noteholders” in this prospectus. In servicing the Receivables, the servicer agrees that it may only change the terms relating to the Accounts designated for the issuing entity if:

•	in the servicer’s reasonable judgment, no Early Amortization Event will occur as a result of the change and none of the Noteholders or any Series Enhancer will be adversely affected;

•	the change is made applicable to the comparable segment of the portfolio of dealer floorplan Accounts owned or serviced by the servicer that are the same as, or substantially similar to, the Accounts designated for the issuing entity; and

•	in the case of a reduction in the rate of interest charges assessed, the servicer does not reasonably expect any such reduction to result in the weighted average of the Reference Rates applicable to the Receivables (net of the applicable rate used to calculate the servicing fee) for any Collection Period being less than the weighted average of the sum of the Note Interest Rates (in the case of a Series with a fixed Note Interest Rate and a swap agreement, the floating rate payable by the issuing entity under the swap agreement) and the applicable rate used to calculate the servicing fee for the related Interest Period (each such term as defined in the related Indenture Supplement); provided, that so long as the Reference Rate is based on the prime rate of one or more banks (which bank or banks may change from time to time), downward fluctuations in the Reference Rate will not be deemed to be a reduction in the rate of such interest charges; and provided further, that a reduction in the margin added to such Reference Rate to determine the interest charge would be a reduction in such interest charge.

Servicer Covenants

In the Transfer and Servicing Agreement, the servicer agrees that:

•	it will satisfy all of its obligations in connection with the Receivables and Accounts, will maintain in effect all qualifications required to service the Receivables and Accounts and will comply in all material respects with all requirements of law in connection with servicing the Receivables and the Accounts, the failure to comply with which would have a materially adverse effect on the Noteholders, the holders of the Transferor Interest or any Series Enhancers;

•	it will not permit any rescission or cancellation of a Receivable, except as ordered by a court of competent jurisdiction or other government authority;

•	it will not do anything to impair the rights of the Noteholders, the holders of the Transferor Interest or any Series Enhancers in the Receivables;

•	it will not reschedule, revise or defer payments due on any Receivable, except in accordance with its guidelines for servicing dealer floorplan Accounts; and

•	except for the liens permitted by the transaction documents, it will not sell, transfer or pledge to any other Person or permit the creation or existence of any lien on the Receivables transferred to the issuing entity.

If the depositor, the owner trustee, indenture trustee or the servicer discovers, or receives written notice, that any of the servicer’s covenants set forth above has not been complied with in all material respects and such noncompliance has a material adverse effect on the related Receivable or Receivables; then, unless cured, the servicer will purchase the Receivables (or, at its option, redesignate the Accounts related to such Receivables and repurchase all Receivables under such Accounts). The purchase will be made at the end of the 30-day cure period, and the servicer will deposit into the Collection Account an amount equal to the amount of the affected Receivable or Receivables plus accrued and unpaid interest. This purchase by the servicer constitutes the sole remedy available to the Noteholders in case of a breach by the servicer of its covenants.

Matters Regarding the Servicer and Depositor

The servicer may not resign from its obligations and duties under the Transfer and Servicing Agreement, except:

•	upon a determination that performance of its duties is no longer permissible under applicable law and there is no reasonable action that the servicer could take to make the performance of its duties permissible under applicable law; or

•	upon assumption of its obligations and duties by a successor in compliance with the requirements relating to the servicer’s consolidation, merger or sale of its assets to another Person as described below in this section.

If within 120 days after the determination that the servicer is no longer permitted to act as servicer and the indenture trustee is unable to appoint a successor, the indenture trustee will act as servicer. The indenture trustee may, however, delegate any of its servicing obligations to any Person who agrees to conduct these duties in accordance with the applicable guidelines for servicing dealer floorplan Accounts and the Transfer and Servicing Agreement, or later appoint a successor servicer. If the indenture trustee is unable to act as servicer, it will petition an appropriate court to appoint an eligible successor having a net worth of not less than $100,000,000 and whose regular business includes the servicing of wholesale receivables that satisfies the requirements set forth in the Transfer and Servicing Agreement (each, an “Eligible Servicer”).

The servicer may not resign until the indenture trustee or another successor has assumed the servicer’s obligations and duties. The servicer may, however, delegate certain of its servicing, collection, enforcement and administrative duties with respect to the Receivables and the Accounts to any Person who agrees to conduct these duties in accordance with the applicable guidelines for servicing dealer floorplan Accounts and the Transfer and Servicing Agreement. The servicer will remain liable for the performance of all such delegated duties.

The servicer will indemnify the issuing entity, the owner trustee and the indenture trustee for any losses suffered as a result of the servicer’s actions or omissions in connection with the Transfer and Servicing Agreement or the performance by the owner trustee or the indenture trustee of the obligations and duties under the Transfer and Servicing Agreement. The depositor will also indemnify the issuing entity, the owner trustee and the indenture trustee for any losses suffered as a result of the depositor’s actions or omissions in connection with the Transfer and Servicing Agreement or the performance by the owner trustee or the indenture trustee of the obligations and duties under the Transfer and Servicing Agreement. The depositor’s indemnification obligation, however, will be subordinated to its other obligations and only paid to the extent funds are available. The indenture trustee, however, will not be indemnified for:

•	any loss arising from the willful misconduct, negligence or bad faith of the owner trustee or from the willful misconduct, negligence or bad faith of the indenture trustee, as applicable;

•	any costs or liabilities of the issuing entity with respect to actions taken by the owner trustee or the indenture trustee at the request of Noteholders or any Series Enhancers to the extent that the owner trustee or the indenture trustee has been indemnified by such Noteholders or Series Enhancers; or

•	any United States federal, state or local income or franchise taxes required to be paid by the issuing entity or any Noteholder or Series Enhancer in connection with the Transfer and Servicing Agreement or the Indenture;

provided, however, (1) the Transferor is only required to pay any indemnity payments described in this prospectus under “Description of the Transfer and Servicing Agreement – Matters Regarding the Servicer and Depositor” to the extent funds are available after making the required monthly distributions in connection with any Public ABS Transaction for which the servicer, or any United States affiliate thereof, acts as a depositor or to the extent it receives additional funds designated for such purposes, and (2) any indemnification by the servicer will not be payable from the Issuing Entity Assets.

Neither the servicer nor any of its directors, officers, employees or agents will be under any other liability to the issuing entity, the owner trustee, the indenture trustee, the Noteholders, any Series Enhancer or any other Person for any action taken, or for refraining from taking any action, under the Transfer and Servicing Agreement. However, none of them will be protected against any liability resulting from willful wrongdoing, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of obligations and duties under the Transfer and Servicing Agreement. In addition, the Transfer and Servicing Agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action that is not incidental to its servicing responsibilities under the Transfer and Servicing Agreement and that in its opinion may expose it to any expense or liability.

The depositor will be liable for all of its obligations, covenants, representations and warranties under the Transfer and Servicing Agreement. Neither the depositor nor any of its directors, managers, officers, employees, incorporators or agents will be liable to the issuing entity, the owner trustee, the indenture trustee, the Noteholders, any Series Enhancer or any other Person for any action taken, or for refraining from taking any action, under the Transfer and Servicing Agreement. However, none of them will be protected against any liability resulting from willful wrongdoing, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of obligations and duties under the Transfer and Servicing Agreement.

The depositor or the servicer may consolidate with, merge into, or sell its assets to, another Person, in accordance with the Transfer and Servicing Agreement, and the surviving Person will be the successor to the depositor or the servicer, as the case may be, subject to various conditions, including:

•	execution of an agreement relating to the succession that supplements the Transfer and Servicing Agreement;

•	in the case of a succession relating to the depositor:

(1)	delivery to the owner trustee and the indenture trustee of (a) a certificate of an authorized officer of the successor and an opinion of counsel, each addressing compliance with the applicable provisions of the Transfer and Servicing Agreement and the validity and enforceability of the succession agreement, and (b) a Required Federal Income Tax Opinion; and

(2)	satisfaction of the Rating Agency Condition; and

•	in the case of a succession relating to the servicer:

(1)	delivery to the owner trustee and the indenture trustee of (a) a certificate of an authorized officer of the successor and an opinion of counsel, each addressing compliance with the applicable provisions of the Transfer and Servicing Agreement and the validity and enforceability of the succession agreement and (b) a certificate of an authorized officer of the successor stating that it is eligible to act as servicer under the Transfer and Servicing Agreement; and

(2)	delivery to each Rating Agency of a notice informing such Rating Agency of the succession.

Servicer Default

The Transfer and Servicing Agreement specifies the duties and obligations of the servicer. A failure by the servicer to perform its duties or fulfill its obligations can result in a Servicer Default. For any series of Notes, Servicer Defaults will include the items specified in the definition of Servicer Default in the “Glossary” in this prospectus.

The occurrence of any event comprising a Servicer Default will not relieve the servicer from using all commercially reasonable efforts to perform its obligations in a timely manner in accordance with the Transfer and Servicing Agreement. The servicer will be required to provide the indenture trustee, the owner trustee, the depositor, any Series Enhancer and each Rating Agency with an officer’s certificate giving prompt notice of its failure or delay, together with a description of its efforts to perform its obligations.

If a Servicer Default occurs, for as long as it has not been remedied, the indenture trustee or the holders of at least a majority of the outstanding principal amount of all of the issuing entity’s outstanding Notes of all series may, by notice to the servicer and the owner trustee, and to the indenture trustee if given by the Noteholders, terminate all of the rights and obligations of the servicer under the Transfer and Servicing Agreement and the indenture trustee may appoint a new servicer. The indenture trustee will as promptly as possible appoint an Eligible Servicer as successor to the servicer. If no successor has been appointed or has accepted the appointment by the time the servicer ceases to act as servicer, the indenture trustee will automatically become the successor. If the indenture trustee is unable to obtain bids from eligible servicers and the servicer delivers a certificate of an authorized officer to the effect that it cannot in good faith cure the Servicer Default that gave rise to a transfer of servicing, and if the indenture trustee is legally unable to act as successor, then the indenture trustee will give the depositor a right of first refusal to purchase the interests of the Noteholders in the issuing entity on the Payment Date in the next calendar month at a price equal to the sum of the amounts specified for each series outstanding in the related Indenture Supplement.

The rights and obligations of the depositor under the Transfer and Servicing Agreement will be unaffected by any change in the servicer. In the event of the bankruptcy of the servicer, the bankruptcy court may have the power to prevent either the indenture trustee or the Noteholders from appointing a successor servicer.

Amendments and Waivers

The Transfer and Servicing Agreement may be amended by the depositor, the servicer and the owner trustee, on behalf of the issuing entity, without the consent of the Noteholders of any series, on the following conditions:

•	the depositor delivers to the owner trustee and the indenture trustee a certificate of an authorized officer stating that, in the depositor’s reasonable belief, the amendment will not have a Significant Adverse Effect;

•	satisfaction of the Rating Agency Condition; and

•	delivery to the owner trustee and the indenture trustee of a Required Federal Income Tax Opinion.

The Transfer and Servicing Agreement may also be amended by the servicer, the depositor and the owner trustee, without the consent of any Noteholders and with prior notice to each Rating Agency, in order to cure any ambiguity, to correct or supplement any provision in the Transfer and Servicing Agreement that may be inconsistent with any other provision in the Transfer and Servicing Agreement or to make any other provisions with respect to matters or questions arising under the Transfer and Servicing Agreement so long as a final copy of such amendment is delivered to each Rating Agency and such amendment will not have a Significant Adverse Effect.

The Transfer and Servicing Agreement may also be amended by the servicer and the owner trustee at the direction of the depositor, without the consent of the Noteholders of any series or the Series Enhancers for any series to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to:

•	qualify as, and to permit an election to be made for the issuing entity to be treated as, a “financial asset securitization investment trust” under the Code; and

•	avoid the imposition of state or local income or franchise taxes on the issuing entity’s property or its income.

The following conditions apply for the amendments described in this paragraph:

•	delivery to the owner trustee and the indenture trustee of a certificate of an authorized officer of the depositor to the effect that the requirements under the Transfer and Servicing Agreement applicable to the amendment have been met;

•	satisfaction of the Rating Agency Condition;

•	delivery to the owner trustee and the indenture trustee of a Required Federal Income Tax Opinion; and

•	the amendment must not affect the rights, duties or obligations of the indenture trustee or the owner trustee under the Transfer and Servicing Agreement.

The Transfer and Servicing Agreement may also be amended by the indenture trustee, the depositor, the servicer and the owner trustee with the consent of the holders of at least a majority of the outstanding principal amount of the Notes of all series adversely affected by the amendment and satisfaction of the Rating Agency Condition, provided, that the depositor has delivered to the indenture trustee and the owner trustee a Required Federal Income Tax Opinion. Even with the consent of the holders of the required outstanding principal amount of the Notes of all series adversely affected, no amendment may be made without the consent of each affected Noteholder if it:

•	reduces the amount of, or delays the timing of:

(1)	any distributions to be made to Noteholders of any series; provided that changes in Early Amortization Events that decrease the likelihood of the occurrence of those events will not be considered delays in the timing of distributions for purposes of this clause;

(2)	deposits of amounts to be distributed; or

(3)	the amount available under any series enhancement, in each case, without the consent of each affected Noteholder;

•	changes the manner of calculating the interests of any Noteholder in the Issuing Entity Assets; or

•	reduces the percentage of the outstanding principal amount of the Notes required to consent to any amendment.

The holders of more than a majority of the outstanding principal amount of the Notes of each series, or, if a series has more than one class, a majority of each class (or, if the default does not relate to all series, a majority of the outstanding principal amount of each affected series, or, if an affected series has more than one class, a majority of each class) may waive certain defaults by the depositor or servicer in the performance of their obligations under the Transfer and Servicing Agreement.

DESCRIPTION OF THE RECEIVABLES PURCHASE AGREEMENT

A copy of the Receivables Purchase Agreement between NMAC and the depositor, pursuant to which NMAC sells Receivables and related security to the depositor, has been filed as an exhibit to the registration statement of which this prospectus forms a part. If more than one entity will transfer Receivables to the issuing entity, then each such entity will enter into a separate Receivables Purchase Agreement with NMAC containing substantially the same terms as the form of Receivables Purchase Agreement filed as an exhibit to the registration statement. The following summarizes the material terms of the Receivables Purchase Agreement.

Sale of Receivables

Pursuant to the Receivables Purchase Agreement, NMAC (i) sells to the depositor all of its right, title and interest in all the Receivables covered under that agreement, together with all related security, including NMAC’s interest in the security interests granted by the Dealers in the related vehicles, the security interest in NMAC’s right to amounts in the Cash Management Account and any (possibly subordinated) security interest in other collateral and NMAC’s rights under, as applicable, the sales and service agreement between the related Dealers and NNA, NMAC’s rights under intercreditor agreements with third-party creditors of Dealers with respect to the designated Accounts, the repurchase agreements between NNA and NMAC and between non-Nissan manufacturers and NMAC, and the Floorplan Financing Agreement between NMAC and the related Dealers, and proceeds of the foregoing and (ii) is obligated to enforce, on behalf of the depositor (and its successors and assigns), the Receivables and all rights sold to the depositor under the foregoing agreements. Under the Transfer and Servicing Agreement, the depositor, in turn, transfers its right, title and interest in the Receivables Purchase Agreement relating to the Receivables, and all of the property and rights acquired under that agreement, to the issuing entity.

In addition to the foregoing, pursuant to the Receivables Purchase Agreement, NMAC is obligated to transfer to the depositor (i) any proceeds from the exercise by NMAC of its right to set-off, pursuant to a cash management agreement, against a Dealer’s principal balance of Receivables and (ii) any other amounts credited to the Cash Management Account which are applied to reduce a Dealer’s principal balance of Receivables. NMAC is also obligated to pay to the depositor (i) an amount equal to any and all reductions to the principal balance of any Receivable resulting from a dealer rebate, billing error, returned merchandise and certain other similar non-cash items, such payment to be made on the date such adjustment is made or occurs and (ii) all amounts received by NMAC from NNA and non-Nissan manufacturers in connection with a Dealer termination.

In connection with the sale of the Receivables to the depositor, NMAC indicates in its computer files that the Receivables have been sold to the depositor, and that they have been transferred in turn by the depositor to the issuing entity. NMAC provided the depositor with a list showing all the Accounts transferred, identifying the account numbers and the balances of the Receivables related to such Accounts as of the Series Cut-Off Date for the first series issued by the issuing entity, and at the time NMAC transfers any Additional Accounts to the depositor, NMAC will provide the depositor with a new account schedule specifying the Additional Accounts, their account numbers and outstanding principal amounts as of the applicable Additional Cut-off Date. The records and agreements relating to the Accounts and Receivables will not be segregated by NMAC from other documents and agreements relating to other accounts and receivables not relating to the issuing entity and will not be stamped or marked to reflect the sale or transfer of the Receivables to the depositor. However, the computer records of NMAC will be marked to evidence these sales. NMAC has filed UCC financing statements with respect to the Receivables meeting the requirements of applicable state law. See “Risk Factors — Bankruptcy or other adverse events with respect to Nissan Motor Acceptance Corporation or the depositor could result in payment delays or losses on your notes” and “Material Legal Aspects of the Receivables — Transfer of Receivables” in this prospectus.

Representations and Warranties

Under the Receivables Purchase Agreement, NMAC makes the representations and warranties listed below to the depositor as of the Series Issuance Date for each series of Notes (including the Series 20[●]-[●] Notes) issued by the issuing entity:

•	NMAC was duly formed and is in good standing and has the authority to consummate the transactions contemplated in the Receivables Purchase Agreement;

•	NMAC’s execution and delivery of the Receivables Purchase Agreement and each other document relating to the issuance to which it is a party will not conflict with any material law or any other material agreement to which NMAC is a party;

•	all required governmental approvals in connection with NMAC’s execution and delivery of the Receivables Purchase Agreement have been obtained;

•	the Receivables Purchase Agreement constitutes a legal, valid and binding obligation, enforceable against NMAC, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights; and

•	the Receivables Purchase Agreement constitutes a valid sale, transfer and assignment to the depositor of all of NMAC’s rights in the Receivables and the related security and the depositor will have a first priority perfected ownership interest in those transferred assets, except as permitted under the Receivables Purchase Agreement.

If, as a result of a breach of a representation or warranty set forth in the bullets above, the depositor is required to accept reassignment to it of any Receivables under the Transfer and Servicing Agreement, NMAC will be required to accept reassignment of the Receivables (or, at the option of NMAC, redesignate the Accounts related to such Receivables and repurchase all Receivables under such Accounts) in cash from the depositor on the business day immediately preceding the reassignment date. The purchase price of such Receivables will be paid by NMAC in an amount no less than the reassignment amounts paid by the depositor as specified under the Transfer and Servicing Agreement.

In addition, NMAC makes the following representations and warranties to the depositor as of the Series Issuance Date for each series of Notes (including the Series 20[●]-[●] Notes) issued by the issuing entity:

•	at the time of transfer, NMAC is selling each Receivable and its related security to the depositor free and clear of any liens, except as permitted under the Receivables Purchase Agreement, and has obtained all governmental consents required to sell that Receivable and related security;

•	each designated Account is an Eligible Account at the time NMAC designates that Account under the Receivables Purchase Agreement and as of each Series Cut-Off Date; and

•	at the time of transfer, each Receivable being sold is an Eligible Receivable.

If, as a result of a breach of a representation or warranty set forth in the preceding paragraph, the depositor is required to accept reassignment to it of the Receivables (or, redesignation of the Accounts related to such Receivables and reassignment of all Receivables under such Accounts) pursuant to the applicable Transfer and Servicing Agreement, NMAC will be required to repurchase the Receivables (or, at its option, redesignate the accounts related to such receivables and repurchase all receivables under such Accounts) on the business day immediately preceding the reassignment date for cash in an amount no less than the repurchase price for such Receivables as specified under the Transfer and Servicing Agreement.

NMAC agrees to indemnify the depositor against any and all losses, damages and expenses (including reasonable attorneys’ fees) incurred by the depositor as a result of NMAC’s actions or omissions in connection with the Receivables Purchase Agreement. NMAC will not indemnify the depositor for any losses arising from the depositor’s fraud, gross negligence or willful misconduct.

Certain Covenants

In the Receivables Purchase Agreement, NMAC covenants to perform its servicing obligations under the agreements relating to the Receivables and the Accounts in conformity with its then-current policies and procedures and the Floorplan Financing Agreements governing the Receivables, except to the extent any failure to so comply will not have a material adverse effect on the depositor, the issuing entity, the Noteholders or any Series Enhancers.

NMAC covenants further that, except for the sale of Receivables under the Receivables Purchase Agreement and the interests created under the Transfer and Servicing Agreement, it will not sell, pledge, assign or transfer any interest in the Receivables to any other Person. NMAC also covenants to defend the right, title and interests of the depositor, the issuing entity and the indenture trustee in and to the Receivables and the related security.

NMAC subordinates its interests in all vehicles that secure Receivables to the interests of the issuing entity and the indenture trustee therein, and agrees not to foreclose or otherwise realize upon any security interest in a vehicle that it may have in respect of advances or loans made in connection with the designated Accounts other than the related Receivable until the issuing entity has fully realized on its security interest in that Receivable. See “The Dealer Floorplan Financing Business — Intercreditor Agreement Regarding Security Interests in Vehicles and Non-Vehicle Related Security” above in this prospectus.

In addition, NMAC expressly acknowledges and consents to the assignment to the issuing entity of the depositor’s rights relating to the Receivables sold under the Receivables Purchase Agreement.

Amendments

The Receivables Purchase Agreement may be amended by the depositor and NMAC without the consent of the Noteholders of any series, as long as such amendment does not adversely affect in any material respect the interests of any Noteholder, which may be evidenced by:

•	satisfaction of the Rating Agency Condition; and

•	the delivery by NMAC to the owner trustee and the indenture trustee of an opinion of counsel confirming that the amendment will not have an adverse effect in any material respect on the interests of any Noteholder.

The Receivable Purchase Agreement may also be amended by the depositor and NMAC with the consent of the holders of at least a majority of the outstanding principal amount of the Notes of all series materially adversely affected by the amendment and satisfaction of the Rating Agency Condition. Even with the consent of the holders of at least a majority of the outstanding principal amount of such Notes of all series materially adversely affected, no amendment may be made if it:

•	reduces the amount of, or delays the timing of:

(1)	any distributions to be made to Noteholders of any series;

(2)	deposits of amounts to be distributed; or

(3)	the amount available under any series enhancement, in each case, without the consent of each affected Noteholder;

provided that changes in Early Amortization Events that decrease the likelihood of the occurrence of those events will not be considered delays in the timing of distributions for purposes of this clause;

•	changes the manner of calculating the interests of the Noteholder of any series, without the consent of each affected Noteholder;

•	reduces the percentage of the outstanding principal amount of the Notes required to consent to any amendment, without the consent of each affected Noteholder; or

•	has not satisfied the Rating Agency Condition, without the consent of the holders of at least a majority of the outstanding principal amount of the Notes of each affected series or class.

Termination

The Receivables Purchase Agreement will terminate immediately after the issuing entity terminates. In addition, if NMAC becomes party to any bankruptcy or similar proceeding (other than as a claimant) and, except for a proceeding commenced or consented to by NMAC, if such proceeding is not dismissed within 60 days of its institution, NMAC will immediately cease to sell or transfer Receivables to the depositor and will promptly give the depositor, the owner trustee and the indenture trustee notice of such event.

DESCRIPTION OF THE ADMINISTRATION AGREEMENT

General

A copy of the Administration Agreement among NMAC, in its capacity as administrator for the issuing entity, the issuing entity, the indenture trustee and the owner trustee has been filed as an exhibit to the registration statement of which this prospectus forms a part. Pursuant to the Administration Agreement, the administrator will perform, to the extent provided in the Administration Agreement, certain duties required to be performed by the issuing entity and the owner trustee under the Indenture, any Indenture Supplement, the Transfer and Servicing Agreement, the Receivables Purchase Agreement, the Trust Agreement and certain other agreements. The administrator, on behalf of the issuing entity, will monitor the performance of the issuing entity and shall advise the owner trustee when action by the issuing entity or the owner trustee is necessary to comply with the issuing entity’s duties under the Indenture and agreements between the issuing entity and DTC relating to the Notes. The administrator will consult with the owner trustee regarding the duties of the issuing entity and the owner trustee under the enhancement agreements, the Trust Agreement, the Indenture, any Indenture Supplement, the Transfer and Servicing Agreement, the depository agreement and the note purchase agreement. The administrator will prepare, or cause to be prepared, for execution by the issuing entity, all documents, reports, filings, instruments, certificates and opinions that the issuing entity is required to prepare, file or deliver under the Transaction Documents.

With respect to any matters that in the reasonable judgment of the administrator are non-ministerial, the administrator will not take any action unless the administrator has first notified the owner trustee of the proposed action within a reasonable amount of time prior to the taking of that action and that the owner trustee will not have withheld consent or provided an alternative direction. Non-ministerial matters that may be performed by the administrator on behalf of the issuing entity include:

•	the amendment of or any supplement to the indenture or the amendment, change or modification of the Transaction Documents;

•	the initiation or compromise of any claim or law suit brought by or against the trust other than in connection with the collection of the Receivables or Eligible Investments; and

•	the appointment of successor note registrars, paying agents and indenture trustees and the consent to the assignment by the note registrar, Paying Agent or indenture trustee of its obligations under the Indenture.

The administrator is an independent contractor and is not subject to the supervision of the issuing entity or the owner trustee concerning the manner in which it accomplishes the performance of its obligations under the Administration Agreement.

As compensation for the performance of the administrator’s obligations under the Administration Agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to an administration fee (the “Administrative Fee”), payable pro-rata with respect to each outstanding series, which fee shall be solely an obligation of, and paid by, the depositor and not from the proceeds of the Receivables or other Issuing Entity Assets. The Administration Agreement will be governed by the laws of the State of New York.

The administrator may resign by providing the issuing entity with at least 60 days prior written notice. Upon the appointment of a successor servicer pursuant to the Transfer and Servicing Agreement, the administrator will immediately resign and such successor servicer will automatically become the successor administrator. Upon resignation of the administrator, the resigning administrator will continue to perform its duties as administrator until a successor administrator has been appointed by the issuing entity and such successor administrator agrees in writing to be bound by the terms of the Administration Agreement in the same manner as the resigning administrator. No resignation or removal of the administrator will be effective until a successor administrator has been appointed by the owner trustee and the satisfaction of the Rating Agency Condition with respect to the proposed appointment.

Amendment

The Administration Agreement may be amended with the written consent of the owner trustee but without the consent of the Noteholders or the depositor for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Administration Agreement or of modifying in any manner the rights of the Noteholders or the depositor; provided, that such amendment will not, as evidenced by an opinion of counsel, materially and adversely affect the interest of any Noteholder or the depositor. The Administration Agreement may also be amended with the written consent of the owner trustee, the Noteholders evidencing at least a majority of the aggregate outstanding principal amount of Notes of the related series and the depositor for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Administration Agreement or of modifying in any manner the rights of Noteholders or the depositor; provided, however, that no such amendment may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the Receivables or distributions that are required to be made for the benefit of the Noteholders or the depositor, or (ii) reduce the percentage of the Noteholders that are required to consent to any such amendment without the consent of the holders of all outstanding Notes

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement, the issuing entity has agreed to sell to each of the Underwriters named below, and each Underwriter has severally agreed to purchase, Series 20[●]-[●] Notes in the initial principal amounts indicated opposite its name in the allocation table below:

Name of Underwriter	Principal Amount of Series 20[●]-[●] Notes
[ ]	$
[ ]	$

Total	$

The issuing entity has been advised by the Underwriters that they propose initially to offer the Series 20[●]-[●] Notes offered by this prospectus to the public at the prices set forth herein. After the initial public offering of such Series 20[●]-[●] Notes, the public offering price may change.

The underwriting discounts and commissions, the selling concessions that the Underwriters may allow to certain dealers, and the discounts that such dealers may reallow to certain other dealers, each expressed as a percentage of the principal amount of the Series 20[●]-[●] Notes and as an aggregate dollar amount, shall be as follows:

	Underwriting Discount and Commissions		Net Proceeds to the Issuing Entity(1)		Selling Concessions Not to Exceed		Reallowance Not to Exceed

Series 20[●]-[●] Notes		%		%		%		%
Total for the offered Notes	$		$

(1)	Before deducting expenses payable by the issuing entity estimated to be $[●].

Until the distribution of the Series 20[●]-[●] Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the

Series 20[●]-[●] Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions to stabilize the price of the Series 20[●]-[●] Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series 20[●]-[●] Notes.

If the Underwriters create a short position in the Series 20[●]-[●] Notes in connection with this offering, (i.e., they sell more Series 20[●]-[●] Notes than are set forth on the cover page of this prospectus), the Underwriters may reduce that short position by purchasing Series 20[●]-[●] Notes in the open market.

The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Series 20[●]-[●] Notes in the open market to reduce the Underwriters’ short position or to stabilize the price of the Series 20[●]-[●] Notes, they may reclaim the amount of the selling concession from any Underwriter or selling group member who sold those Series 20[●]-[●] Notes as part of the offering.

In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher that it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

Neither the issuing entity nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above may have on the price of the Series 20[●]-[●] Notes. In addition, neither the issuing entity nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The Series 20[●]-[●] Notes are new issues of securities and there currently is no secondary market for the Series 20[●]-[●] Notes. The Underwriters for the Series 20[●]-[●] Notes expect to make a market in such Series 20[●]-[●] Notes but will not be obligated to do so. There is no assurance that a secondary market for the Series 20[●]-[●] Notes will develop. If a secondary market for the Series 20[●]-[●] Notes does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your Series 20[●]-[●] Notes.

The indenture trustee may, from time to time, invest the funds in the Collection Account, the Accumulation Account, the Reserve Account and the Excess Funding Account, at the direction of the servicer, in investments acquired from or issued by the Underwriters.

In the ordinary course of business, the Underwriters and their affiliates have engaged and may engage in investment banking and commercial banking transactions with the servicer and its affiliates. The issuing entity expects to apply a portion of the net proceeds from the issuance of the Series 20[●]-[●] Notes to the repayment of debt, including Warehouse Series Notes. [An affiliate of each of the Underwriters has acted as a lender with respect to Warehouse Series Notes, and each such affiliate will receive a portion of such proceeds as repayment, in part, of Warehouse Series Notes.]

[Any Retained Notes will not be sold to the Underwriters under the Underwriting Agreement. Retained Notes, subject to certain conditions set forth in the Indenture, may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The issuing entity, the depositor and NMAC have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof. Any obligation of the issuing entity with respect to such indemnification of the Underwriters shall be subordinated to its obligations to make payments on the Series 20[●]-[●] Notes and the Notes of any other series issued by it and will only be paid to the extent of available funds.

The Underwriters have informed the issuing entity that they do not expect discretionary sales by the Underwriters to exceed [●]% of the principal amount of the Series 20[●]-[●] Notes offered by this prospectus.

It is expected that the delivery of the Series 20[●]-[●] Notes will be made against payment therefor on or about the Series 20[●]-[●] Issuance Date, which is expected to be the [fifth] Business Day following the date hereof. Under Rule 15c-6 under the Exchange Act, trades in the secondary market generally are required to settle within three Business Days, unless the parties thereto expressly agree otherwise. Accordingly, purchasers who wish to trade the Series 20[●]-[●] Notes on the date hereof and for a period of [five] Business Days hereafter will be required, by virtue of the fact that the Series 20[●]-[●] Notes initially will settle [five] Business Days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to avoid a failed settlement.

The Underwriters may act through one or more of their affiliates when selling the Series 20[●]-[●] Notes purchased by the Underwriters outside the United States. However, each Underwriter has represented and agreed that (a) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Series 20[●]-[●] Notes in, from or otherwise involving the United Kingdom; and (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Series 20[●]-[●] Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor.

In relation to each Relevant Member State, each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of Series 20[●]-[●] Notes to the public in that Relevant Member State other than to any legal entity which is a “qualified investor” as defined in the Prospectus Directive; provided that no such offer of notes shall require the issuing entity, the depositor or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Series 20[●]-[●] Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Series 20[●]-[●] Notes to be offered so as to enable an investor to decide to purchase or subscribe the Series 20[●]-[●] Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

In connection with any sales of Series 20[●]-[●] Notes outside of the United States, the Underwriters may act through one or more of their affiliates.

None of the sponsor, the depositor, the servicer, the issuing entity or the Underwriters make any representation or agreement that it is undertaking or will have undertaken to comply (or to take or retain from taking any action to facilitate compliance by affected investors) with the requirements of Articles 405 and 406 of the European Union (EU) Capital Requirements Regulation (Regulation (EU) No. 575/2013 of June 26, 2013), or any corresponding requirements adopted or to be adopted pursuant to Article 17 of the EU Alternative Investment Fund Managers Directive (Directive 2011/61/EU of June 8, 2011) (AIFMD), Article 135(2) of the EU Solvency II Directive (Directive 2009/138/EC of November 25, 2009, as amended by Directive 2014/51/EU of April 16, 2014), or Article 50a of the EU Directive on Undertakings for Collective Investment in Transferrable Securities (UCITS) (Directive 2009/65/EC of July 13, 2009, as amended by AIFMD), each as implemented in any member state of the EU or the European Economic Area (EEA), in each case together with any delegated regulation or technical standard implementing any of them, or any other law or regulation of the EU, any EEA member state or any other jurisdiction which imposes regulatory requirements as to risk retention, due diligence and monitoring or other conditions with respect to investments in securitization transactions by affected investors. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with any such law or regulation.

LEGAL INVESTMENT

Certain Investment Considerations

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended. The issuing entity is relying on the exemption or exclusion from the definition of “investment company” set forth in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although other exceptions or exclusions may be available to the issuing entity. The issuing entity will be structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Requirements for Certain European Regulated Investors and Affiliates

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as “institutions”) regulated in European Union (EU) member states and in other countries in the European Economic Area (EEA) and by certain affiliates of those institutions. Articles 404-410 of CRR are supplemented by regulatory technical standards contained in Commission Delegated Regulation (EU) No. 625/2014 of March 13, 2014 and by implementing technical standards contained in Commission Implementing Regulation (EU) No 602/2014 of June 4, 2014, which provide greater detail on the interpretation and implementation of those Articles. CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

CRR Article 405 requires an institution not to invest in any securitization position (as defined in CRR) unless the sponsor, originator or original lender has disclosed to investors that it will retain a material net economic interest of not less than 5 percent in the securitization transaction. Prior to investing in a securitization position, and on an ongoing basis thereafter, the regulated institution must also be able to demonstrate that it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406. Under CRR Article 407, an institution that fails to comply with the requirements of CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

Risk retention and due diligence requirements similar to those in CRR Articles 405 and 406 apply to alternative investment fund managers that are required to become authorized under EU Directive 2011/61/EU on Alternative Investment Fund Managers (the “AIFMD”), pursuant to Article 17 of the AIFMD and Chapter III, Section 5 of Regulation 231/2013 supplementing the AIFMD, and to insurance and reinsurance companies subject to regulation under EU Directive 2009/138/EC, as amended (“Solvency II”), pursuant to Article 135(2) of Solvency II and Articles 254-257 of Commission Delegated Regulation (EU) 2015/35 supplementing Solvency II. Similar requirements are expected to apply in future to other types of EEA-regulated institutional investors such as undertakings for collective investments in transferrable securities (UCITS) funds. All such existing and similar requirements together are referred to in this prospectus as “EU Retention Rules”. EU Retention Rules, when implemented, may apply to investments in securities already issued, including the Series 20[●]-[●] Notes. The EU Retention Rules for different types of regulated investors are not identical to those in CRR Articles 405 and 406, and, in particular, additional due diligence obligations apply to alternative investment fund managers and to insurance and reinsurance companies.

On September 30, 2015, the European Commission published a legislative proposal for an EU regulatory framework for securitization that, if finalized and adopted as proposed, would repeal the current EU Retention Rules and replace them with a single regime that would apply to the various types of regulated institutional investors. Until the proposed regulatory framework is considered and adopted by the European Parliament and Council, it is not possible to tell what effect it might have in relation to investments in the Series 20[●]-[●] Notes. Prospective investors are themselves responsible for monitoring and assessing any changes to the EU Retention Rules.

None of the sponsor, the depositor nor any of their respective affiliates is obligated to retain a material net economic interest in the securitization described in this prospectus or to provide any additional information that may be required to enable a credit institution, investment firm, alternative investment fund manager or other investor to satisfy the due diligence and monitoring requirements of any EU Retention Rules.

Failure by an investor or investment manager to comply with any applicable EU Retention Rules with respect to an investment in the Series 20[●]-[●] Notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions. EU Retention Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and have an adverse impact on the value and liquidity of the Series 20[●]-[●] Notes. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable EU Retention Rules or other applicable regulations and the suitability of the Series 20[●]-[●] Notes for investment.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the Series 20[●]-[●] Notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity deemed to hold plan assets of the foregoing (each, a “Benefit Plan Investor”), as well as by governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA), and entities deemed to hold plan assets of the foregoing (collectively, with Benefit Plan Investors, referred to as “Plans”). Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Governmental plans are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under applicable federal, state, local or other law (“Similar Law”). Governmental and certain church plans are also subject to the prohibited transaction rules in Section 503(b) of the Code.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan Investor that acquired Series 20[●]-[●] Notes if assets of the issuing entity were deemed to be assets of the Benefit Plan Investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Code only if the Benefit Plan Investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Regulation were applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the Series 20[●]-[●] Notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based upon the traditional debt features of the Series 20[●]-[●] Notes, including the reasonable expectation of purchasers of Series 20[●]-[●] Notes that the Series 20[●]-[●] Notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the Series 20[●]-[●] Notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for Series 20[●]-[●] Notes that are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the Series 20[●]-[●] Notes or a characterization of the Series 20[●]-[●] Notes as other than indebtedness under applicable local law, the subsequent acquisition of the Series 20[●]-[●] Notes or interest therein by a Benefit Plan Investor or a Plan that is subject to Similar Law is prohibited.

However, without regard to whether the Series 20[●]-[●] Notes are treated as an equity interest in the issuing entity for purposes of the Regulation, the acquisition or holding of Series 20[●]-[●] Notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the servicer, the administrator, the Underwriters, the owner trustee, the indenture trustee, or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of the Series

20[●]-[●] Notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such Series 20[●]-[●] Notes and the relationship of the party in interest or disqualified person to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the Series 20[●]-[●] Notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a Series 20[●]-[●] note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) is deemed to (a) represent and warrant that either (i) it is not acquiring the Series 20[●]-[●] note (or interest therein) with the assets of a Plan; or (ii) the acquisition and holding of the Series 20[●]-[●] note (or interest therein) will not, in the case of a Benefit Plan Investor, give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of a Plan that is subject to Similar Law, result in a violation of Similar Law and (b) acknowledge and agree that the Series 20[●]-[●] note (or interest therein) is not eligible for acquisition by Benefit Plan Investors or Plans that are subject to Similar Law at any time that such Series 20[●]-[●] note is not rated investment grade by a nationally recognized statistical rating organization or has been characterized as other than indebtedness for applicable local law purposes.

A Plan fiduciary considering the acquisition of Series 20[●]-[●] Notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements. None of the issuing entity, the depositor, the servicer, the administrator, the Underwriters, the owner trustee, the indenture trustee, nor any of their respective affiliates, agents or employees will act as a fiduciary to any Plan with respect to the Plan’s decision to invest in the Series 20[●]-[●] Notes.

MATERIAL LITIGATION

[No material litigation or governmental proceeding is pending, or has been threatened, against the servicer, the depositor or the issuing entity.] [Describe any material litigation or governmental proceeding against the servicer, the depositor or the issuing entity that is pending or has been threatened.]

CERTAIN RELATIONSHIPS

The depositor is a wholly-owned subsidiary of NMAC. In addition to the agreements described in this prospectus, NMAC may from time to time enter into agreements in the ordinary course of business or that are on arms’ length terms with its parent Nissan North America, Inc. The owner trustee, the indenture trustee [and the Interest Rate [Swap Counterparty][Cap Provider]] are entities that NMAC or its affiliates may have other business relationships and agreements with directly or with their affiliates in the ordinary course of their businesses. In some instances the owner trustee, the indenture trustee [and the Interest Rate [Swap Counterparty][Cap Provider]] may be acting in similar capacities for asset-backed transactions of NMAC for similar or other asset types.] [Describe any agreements that are not arms’ length and outside the ordinary course of business.]

[Insert any applicable disclosure regarding affiliations between swap counterparty or cap provider and underwriters, trustees or other transaction parties, as required by Item 1119 of Regulation AB.]

RATINGS OF THE NOTES

NMAC, as sponsor, expects that the Series 20[●]-[●] Notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the Series 20[●]-[●] Notes (each such nationally recognized statistical rating organization then rating the notes, a “Rating Agency”). The ratings of the Series 20[●]-[●] Notes will address the likelihood of the payment of principal and interest on the Series 20[●]-[●] Notes according to their terms. Although the Rating Agencies are not contractually obligated to do so, we believe that each Rating Agency will monitor the ratings using its normal surveillance procedures. Any Rating Agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Rating Agencies. Any rating action taken by one Rating Agency may not necessarily be taken by the other Rating Agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors — The ratings of the notes may be withdrawn or revised, or the notes may receive an unsolicited rating, which may have an adverse effect on the market price of the Series 20[●]-[●] Notes” in this prospectus.

LEGAL MATTERS

In addition to the legal opinions described in this prospectus, certain legal matters relating to the Series 20[●]-[●] Notes and federal income tax and other matters will be passed upon for the issuing entity, by Mayer Brown LLP. Certain legal matters relating to the Series 20[●]-[●] Notes will be passed upon for the Underwriters by [●].

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Transfer of Receivables

NMAC has sold, and continues to sell, the Receivables to the depositor, and the depositor in turn has transferred, and will continue to transfer, the Receivables to the issuing entity. Each of NMAC and the depositor represents and warrants on each Series Issuance Date that:

•	its transfer to the depositor or to the issuing entity, as the case may be, constitutes a valid transfer and assignment of all of its right, title and interest in the Receivables and related security; and

•	under the UCC (as in effect in each applicable jurisdiction) or other applicable law, the transferee has:

(1)	a valid, subsisting and enforceable first priority perfected ownership interest in the Receivables, in existence at the time the Receivables are sold and assigned or transferred or at the date of addition of any Additional Accounts, and

(2)	a valid, subsisting and enforceable first priority perfected ownership interest in the Receivables created thereafter, in existence at and after their creation.

Nonetheless, each such transfer of Receivables could be deemed to create a security interest under the UCC, rather than a sale. For a discussion of the issuing entity’s rights arising from these representations and warranties not being satisfied, see “Description of the Transfer and Servicing Agreement” above in this prospectus.

NMAC and the depositor represent that the Receivables are “accounts” or “chattel paper,” for purposes of the UCC as in effect in each applicable jurisdiction. To the extent the Receivables are deemed to be chattel paper or accounts and the transfer of the Receivables by NMAC to the depositor or by the depositor to the issuing entity is deemed to be a sale or to create a security interest, then the UCC as in effect in each applicable jurisdiction will apply and the transferee must file appropriate financing statements (or as an alternative in the case of instruments and tangible chattel paper, take possession thereof or as an alternative in the case of electronic chattel paper, take control thereof) in order to perfect its interest in the Receivables. Both the depositor and the issuing entity have filed financing statements covering the Receivables under the UCC as in effect in each applicable jurisdiction in order to perfect their respective interests in the Receivables and they will file continuation statements as required to continue the perfection of their interests. However, the Receivables will not be stamped to indicate the interest of the depositor or the indenture trustee.

Under the UCC and applicable federal law, there are certain limited circumstances in which prior or subsequent transferees of Receivables could have an interest that has priority over the issuing entity’s interest in the Receivables. A purchaser of the Receivables who gives new value and takes possession of the instruments or chattel paper that evidence the Receivables may, under certain circumstances, have priority over the interest of the issuing entity in the Receivables. A tax or other government lien on property of NMAC or the depositor that arose before the time a Receivable is conveyed to the issuing entity may also have priority over the interest of the issuing entity in that Receivable. Under the Receivables Purchase Agreement, NMAC represents to the depositor, and under the Transfer and Servicing Agreement the depositor warrants to the issuing entity, that the Receivables have been transferred free and clear of the lien of any third party. NMAC and the depositor also covenant that they will not sell, pledge, assign, transfer or grant any lien on any Receivable or, except as described above under “Description of the Transfer and Servicing Agreement — Matters Regarding the Servicer and Depositor” in this prospectus, on the Transferor Interest other than to the issuing entity. In addition, so long as NMAC is the servicer, collections on the Receivables may, under certain circumstances, be commingled with NMAC’s own funds before each Payment Date and, in the event of the bankruptcy of NMAC, the issuing entity may not have a perfected security interest in these collections.

Matters Relating to Bankruptcy

In the Receivables Purchase Agreement, NMAC represents and warrants to the depositor that its sale of the Receivables to the depositor is a valid sale. In addition, NMAC and the depositor agree to treat the transactions described in this prospectus as a sale of the Receivables to the depositor. NMAC has taken, and will continue to take, all actions that are required under California law to perfect the depositor’s ownership interest in the Receivables. Nonetheless, if NMAC were to become a debtor in a bankruptcy case and a creditor or a trustee-in-bankruptcy were to take the position that the sale of Receivables from NMAC to the depositor should be recharacterized as a pledge of the Receivables by NMAC to secure a borrowing from the depositor, then delays in payments of collections on the Receivables to the depositor could occur. Moreover, if the bankruptcy court were to rule in favor of the trustee in bankruptcy, debtor in possession or creditor, reductions in the amount of payments of collections on the Receivables to the depositor could result.

In addition, if NMAC were to become a debtor in a bankruptcy case and one of its creditors or the trustee-in-bankruptcy or NMAC itself were to request a court to order that NMAC should be substantively consolidated with the depositor, delays in payments on the Notes could result. In that situation, if the bankruptcy court were to rule in favor of the creditor, trustee-in-bankruptcy or NMAC, reductions in such payments to the Noteholders could result.

In the Transfer and Servicing Agreement, the depositor represents and warrants to the issuing entity that the transfer of the Receivables to the issuing entity is a valid transfer of the Receivables to the issuing entity. The depositor has taken, and will continue to take, all actions that are required under Delaware law to perfect the issuing entity’s interest in the Receivables and the depositor represents and warrants that the issuing entity will at all times have a first priority perfected ownership interest in the Receivables and, with certain exceptions, the proceeds of the Receivables. Nonetheless, a tax or government lien on property of NMAC or the depositor that arose before the time a Receivable is transferred to the issuing entity may have priority over the issuing entity’s interest in that Receivable.

The organization documents under which the depositor was established provide that it is required to have at least one “independent” director and the affirmative vote of its independent director is required for a voluntary application for relief under the federal bankruptcy code to be filed. Under the Transfer and Servicing Agreement, NMAC, the owner trustee, all the holders of the Transferor Interest and any Series Enhancers covenant that at no time will they institute any bankruptcy, reorganization or other proceedings against the depositor under any federal or state bankruptcy or similar law. In addition, certain other steps have been taken to avoid the depositor becoming a debtor in a bankruptcy case. Notwithstanding these steps, if the depositor were to become a debtor in a bankruptcy case and if a trustee-in-bankruptcy for the depositor or the depositor as debtor in possession or a creditor of the depositor were to argue that the transfer of the Receivables by the depositor to the issuing entity should be recharacterized as a pledge of the Receivables, then delays in payments on the Notes could occur. In addition, should the court rule in favor of the bankruptcy trustee, debtor in possession or creditor, reductions in the amount of payments to Noteholders could result.

If NMAC or the depositor were to become a debtor in a bankruptcy case, the transfer of new Receivables to the depositor would be prohibited under the Receivables Purchase Agreement and only collections on Receivables previously sold to the depositor and transferred to the issuing entity would be available to pay interest on and principal of the Notes.

Under these circumstances, the servicer is obligated to allocate all collections on Principal Receivables to the oldest principal balance first. If the bankruptcy court were to alter this allocation method, the rate and amount of payments on the Notes might be adversely affected.

In addition, if NMAC were to become a debtor in a bankruptcy case, NMAC may not be able to satisfy its obligation to pay over amounts received upon the exercise of its right, under a cash management agreement between NMAC and a Dealer, to set-off against such Dealer’s principal balance of Receivables the amounts in a Cash Management Account of such Dealer or to pay over other amounts credited to the Cash Management Account which are applied to reduce a Dealer’s principal balance of Receivables.

The occurrence of certain events of bankruptcy, insolvency or receivership with respect to the servicer will result in a Servicer Default that, in turn, will result in an Early Amortization Event. If no other Servicer Default other than the commencement of a bankruptcy or similar event exists, a trustee-in-bankruptcy of the servicer may have the power to prevent either the trustee or the Noteholders from appointing a successor servicer.

Payments made by NMAC or the depositor to repurchase Receivables pursuant to the Receivables Purchase Agreement and the Transfer and Servicing Agreement, respectively, may be recoverable by NMAC or the depositor, as debtor in possession, or by a creditor or a trustee-in-bankruptcy of NMAC or of the depositor as a preferential transfer from NMAC or the depositor if the payments were made within one year before the filing of a bankruptcy case in respect of NMAC or the depositor and certain other conditions are satisfied. Additionally, if payments are found to have been made for less than fair or reasonably equivalent value and at a time when NMAC or the depositor was insolvent, inadequately capitalized, or was rendered insolvent by the transfers, among other things, it is possible that transfers made more than one year before the filing of the bankruptcy petition may be recoverable.

Dodd Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (“FDIC”) authority (known as the Orderly Liquidation Framework or “OLA”) to act as receiver of financial companies and their subsidiaries in specific situations as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code in many respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including NMAC, the depositor or the issuing entity, or its creditors.

Potential Applicability to NMAC, the Depositor and Issuing Entity. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the United States Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of NMAC. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of NMAC (1) the FDIC would have to be appointed as receiver for NMAC under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of NMAC.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of NMAC would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to NMAC, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the related series of Noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of NMAC or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which NMAC or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of NMAC’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion regarding, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To date, no such regulations have been issued by the FDIC. As a result, the foregoing Acting General Counsel’s interpretation currently remains in effect. To the extent any future regulations or actions of the FDIC or subsequent FDIC actions in an OLA proceeding involving NMAC or its subsidiaries (including the depositor or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Among the contracts that might be repudiated are the receivables purchase agreement between NMAC, as seller and the depositor, as purchaser, the transfer and servicing agreement, and the administration agreement. Under OLA, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect NMAC’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of NMAC or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

The transfer of receivables under the receivables purchase agreement between NMAC and the depositor, as purchaser will be structured with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, NMAC believes that the FDIC would not be able to recover the receivables transferred under the receivables purchase agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the purchaser under the receivables purchase agreement would be treated as having made a loan to NMAC, secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. Under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

•	Regardless of whether the transfers under the receivables purchase agreement are respected as legal true sales, as receiver for NMAC or a covered subsidiary the FDIC could require the issuing entity, as assignee of the related purchaser, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	if the issuing entity were a covered subsidiary, require the indenture trustee or the holders of the related notes to go through an administrative claims procedure to establish their rights to payments on the notes; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against NMAC or a covered subsidiary (including a depositor or the issuing entity); or

•	repudiate NMAC’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of a servicing agreement, prevent any of the indenture trustee or the securityholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets (such as the receivables) in the possession of the FDIC, as receiver, (2) any property (such as the receivables) in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which NMAC or a covered subsidiary (including a depositor or any issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of NMAC or any covered subsidiary or affect any contractual rights of NMAC or a covered subsidiary (including a depositor or any issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.

If the issuing entity were itself to become subject to OLA as a covered subsidiary, the FDIC may repudiate the debt of such issuing entity. In such an event, the related series of Noteholders would have a secured claim in the receivership of the issuing entity as described above but delays in payments on such series of Notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for NMAC, the depositor or the issuing entity, were to take any of the actions described above, payments or distributions of principal and interest on the securities issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the United States Bankruptcy Code. If NMAC or its affiliates were to become subject to OLA, there are provisions of the Dodd-Frank Act that state that previous transfers of receivables by NMAC perfected for purposes of state law and the United States Bankruptcy Code could nevertheless be avoided as preferential transfers under OLA.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the United States Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. Based on the final rule, the transfer of the receivables by NMAC would not be avoidable by the FDIC as a preference under OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of the material U.S. federal income tax consequences resulting from the purchase, ownership and disposition of the Series 20[●]-[●] Notes offered by this prospectus to “U.S. Holders” and “non-U.S. Holders” (as described below) who have acquired their Series 20[●]-[●] Notes upon original issuance at their initial offering price. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, except for any other series of Notes which is specifically identified as receiving different tax treatment in this prospectus, this summary represents the opinion of Mayer Brown LLP, special tax counsel for the issuing entity, subject to the qualifications set forth in this section. Except where noted, this summary deals only with Series 20[●]-[●] Notes that are held as capital assets, and does not deal with taxpayers subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax exempt organizations, persons holding Series 20[●]-[●] Notes as part of a hedging, integrated or conversion transaction, constructive sale or straddle, traders in securities that have elected the mark-to-market method of accounting for securities, persons liable for alternative minimum tax, U.S. persons whose “functional currency” is not the U.S. dollar or persons who purchased the Series 20[●]-[●] Notes subsequent to the initial offering at a price different from the initial offering price.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations thereunder, published rulings and judicial decisions, all as currently in effect. There are no cases or IRS rulings on similar transactions involving debt interests issued with terms similar to those of the Series 20[●]-[●] Notes by an issuer that is similar to the issuing entity. As a result, there can be no assurance that the IRS will not challenge the conclusions set forth in this prospectus, and no ruling from the IRS has been sought on any of the issues discussed below. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion does not include any description of the tax laws of any state, local or foreign government that may be applicable to the Series 20[●]-[●] Notes or the Noteholders. Persons considering the acquisition of Series 20[●]-[●] Notes are urged to consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

A “U.S. Holder” means a beneficial owner of a Series 20[●]-[●] Note that, for U.S. federal income tax purposes, is either a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a beneficial owner of a Series 20[●]-[●] Note that is not a U.S. Holder.

If an entity treated as a partnership for U.S. tax purposes under Sections 701 through 777 of the Code holds the Series 20[●]-[●] Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds the Series 20[●]-[●] Notes should consult their own tax advisors.

Tax Characterization of the Issuing Entity

Mayer Brown LLP, special tax counsel to the issuing entity, is of the opinion that, for federal income tax purposes under Treasury Regulations Section 301.7701-3, the issuing entity will not be classified as an association taxable as a corporation and under Section 7704 of the Code and Treasury Regulations Sections 1.7704-1(h) and 1.7704-3, the issuing entity will not be classified as an association or publicly traded partnership taxable as a corporation (as such terms are defined in Sections 7704 and 7701(a)(3) of the Code and Treasury Regulations Section 301.7701-2(b), based on the terms of the Series 20[●]-[●] Notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the Indenture and related documents. This opinion is based on the assumption that the Series 20[●]-[●] Notes will be issued pursuant to the terms of the Indenture and all other documents relating to the issuance of the Series 20[●]-[●] Notes and in compliance with such terms.

The Transferor Interest will be owned by the depositor on the Series Issuance Date. Accordingly, the issuing entity will be characterized as a division of the depositor for U.S. federal income tax purposes. If the depositor sells or otherwise transfers any interest in the Transferor Interest, this characterization may change.

However, such counsel’s opinion is not binding on the IRS. For example, the IRS may be able to assert that the Series 20[●]-[●] Notes constitute equity, rather than indebtedness, for U.S. federal income tax purposes. If the Series 20[●]-[●] Notes are classified as equity rather than indebtedness for U.S. federal income tax purposes, and if the Series 20[●]-[●] Notes are deemed to be “publicly traded” as defined under the Code, the issuing entity may be classified as a publicly traded partnership. As a publicly traded partnership, the issuing entity may become subject to U.S. federal income tax as a corporation, which may materially adversely affect the issuing entity’s ability to make payments on the Series 20[●]-[●] Notes. Pursuant to Section 301 of the Code, any payments made to Noteholders in such event would be treated, first, as taxable dividend income to the extent of the issuing entity’s accumulated and current earnings and profits, next as a return of the Noteholders’ basis in their Series 20[●]-[●] Notes to the extent thereof, and thereafter as taxable capital gain. Moreover, except to the extent that an applicable treaty provides otherwise, payments to non-U.S. Holders of Series 20[●]-[●] Notes in such event generally would be subject to U.S. federal tax withholding at a 30% rate.

Even if the Series 20[●]-[●] Notes of a particular series or class are properly characterized as debt, the issuing entity is also able to issue other series or classes of Notes which may be treated as debt or equity interests in the issuing entity. The issuance of such additional Notes requires the delivery of a new opinion of counsel generally to the effect that the issuance will not cause the issuing entity to be treated as an association or publicly traded partnership taxable as a corporation for federal income tax purposes. However, any new opinion also is not binding on the IRS, and the issuing entity could become taxable as a corporation as a result of the issuance of such additional Notes, thereby also potentially diminishing cash available to make payments on the previously issued Series 20[●]-[●] Notes.

If the issuing entity is treated as a partnership for U.S. federal income tax purposes, new audit rules, currently scheduled to become effective for tax years beginning in 2018, would generally apply to the issuing entity. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules.

Tax Characterization and Treatment of the Notes

Treatment of the Notes as Indebtedness

Mayer Brown LLP, special tax counsel to the issuing entity, is of the opinion that based on the terms of the Series 20[●]-[●] Notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the Indenture and related documents, under existing law, the Series 20[●]-[●] Notes will be treated as debt. This opinion is based on the assumption that the Series 20[●]-[●] Notes will be issued pursuant to the terms of the Indenture and all other documents relating to the issuance of the Series 20[●]-[●] Notes and in compliance with such terms.

Pursuant to the Indenture and related transaction documents, the issuing entity and the indenture trustee agree, and the Noteholders and each U.S. Holder and non-U.S. Holder, by acceptance of their Series 20[●]-[●] Notes, will agree, to treat the Series 20[●]-[●] Notes as indebtedness for U.S. federal income tax purposes. It is assumed for the remainder of this discussion that the Series 20[●]-[●] Notes are treated as indebtedness for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders of Notes

Treatment of Stated Interest. Assuming the Series 20[●]-[●] Notes are not issued with original issue discount or OID, the stated interest on a Series 20[●]-[●] Note will be taxable to a Noteholder as ordinary income, in accordance with Section 61 of the Code, when received or accrued in accordance with each Noteholder’s method of tax accounting for U.S. federal income tax purposes. Interest received on a Series 20[●]-[●] Note may constitute “investment income” for purposes of some provisions in the Code limiting the deductibility of investment interest expense.

Original Issue Discount. It is anticipated that the Series 20[●]-[●] Notes sold to investors in connection with this offering will not be issued with more than a de minimis amount (i.e., 0.25% of the principal amount of the Series 20[●]-[●] Notes multiplied by the number of whole years to expected maturity) of original issue discount (“OID”). If the Series 20[●]-[●] Notes offered hereunder are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the Treasury Regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of the Series 20[●]-[●] Notes offered hereunder (generally equal to their principal amount as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over their original issue price (in this case, the initial offering price at which a substantial amount of the Series 20[●]-[●] Notes offered hereunder are sold to the public) will constitute OID. A Noteholder must include OID in income over the term of the Series 20[●]-[●] Notes under a constant yield method. In general, under Section 1272 of the Code, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain. If the Series 20[●]-[●] Notes are not issued with OID but a holder purchases a note at a discount greater than the de minimis amount set forth above, such discount will be market discount. Generally, a portion of each principal payment will be treated as ordinary income to the extent of the accrued market discount not previously recognized as income. Gain on sale of such Series 20[●]-[●] Note is treated as ordinary income to the extent of the accrued but not previously recognized market discount. Market discount generally accrues ratably, absent an election to base accrual on a constant yield to maturity basis.

Noteholders should consult their tax advisors with regard to OID and market discount matters concerning their Series 20[●]-[●] Notes.

Under Section 1272(a)(2)(C) of the Code, a holder of a Series 20[●]-[●] Note which has a fixed maturity date not more than one year from the issue date of such Series 20[●]-[●] Note (a “Short-Term Note”) will generally not be required to include OID income on the Series 20[●]-[●] Note as it accrues. However, the foregoing rule may not apply if such holder holds the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon or if the holder is:

•	an accrual method taxpayer;

•	a bank;

•	a broker or dealer that holds the Series 20[●]-[●] Note as inventory;

•	a regulated investment company or common trust fund; or

•	the beneficial owner of specified pass-through entities specified in the Code.

A holder of a Short-Term Note who is not required to include OID income on the Series 20[●]-[●] Note as it accrues will instead include the OID accrued on the Series 20[●]-[●] Note in gross income upon a sale or exchange of the Series 20[●]-[●] Note or at maturity, or if the Short-Term Note is payable in installments, as principal is paid thereon. A holder would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the Short-Term Note to the extent it exceeds the sum of any interest income and OID accrued on such Series 20[●]-[●] Note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the Treasury Department, to apply a constant interest method, using the holder’s yield to maturity and daily compounding.

A holder who purchases a Series 20[●]-[●] Note after its initial distribution at a discount that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of Sections 1276 through 1278 of the Code, and a holder who purchases a Series 20[●]-[●] Note at a premium will be subject to the bond premium amortization rules of Section 171 of the Code.

Sale, Exchange and Retirement of Notes. When a U.S. Holder sells, exchanges, retires or otherwise disposes of a Series 20[●]-[●] Note, capital gain or loss will be recognized by the U.S. Holder equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (not including an amount equal to any accrued but unpaid interest, which will be taxable as such to U.S. Holders if not previously included into income) and the adjusted tax basis of the Series 20[●]-[●] Note. For this purpose, a defeasance of a Series 20[●]-[●] Note may be treated as a deemed taxable sale or exchange. Pursuant to Section 1011 of the Code, U.S. Holder’s adjusted tax basis for a Series 20[●]-[●] Note generally will equal the holder’s cost for the Series 20[●]-[●] Note, increased by any OID and market discount previously included by such holder in income with respect to the Series 20[●]-[●] Note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by such holder with respect to such Series 20[●]-[●] Note. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses recognized by U.S. Holders is subject to limitations.

Net Investment Income. Section 1411 of the Code generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. United States Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Notes Subject to Contingency. The U.S. federal income tax consequences to an owner or seller of Series 20[●]-[●] Notes that provide for one or more contingent payments will vary depending on the exact terms of the Series 20[●]-[●] Notes and related factors. The Series 20[●]-[●] Notes may be subject to rules that differ from the general rules discussed above. The U.S. federal income tax consequences to a holder of Series 20[●]-[●] Notes that provide for contingent payments will be summarized in this prospectus.

Tax Consequences to Non-U.S. Holders of Notes

Payments of Interest. Except as provided below with respect to backup withholding and FATCA, with respect to non-U.S. Holders that are not engaged in a U.S. trade or business to which interest on the Series 20[●]-[●] Notes is effectively connected, the U.S. federal withholding tax will not apply to any payment of interest on the Series 20[●]-[●] Notes provided that: (i) the non-U.S. Holder does not actually, or constructively, own 10% or more of the issuing entity’s capital and profits within the meaning of Section 871(h)(3) of the Code and applicable Treasury Regulations; (ii) the non-U.S. Holder is not a controlled foreign corporation (within the meaning of Section 957(a) of the Code) that is “related” to the issuing entity through stock or interest ownership; (iii) the non-U.S. Holder is not a bank whose receipt of interest on the Series 20[●]-[●] Notes is described in Section 881(c)(3)(A) of the Code; and (iv) either (a) the non-U.S. Holder provides his, her or its name and address on a fully completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, before the time of a payment on the Series 20[●]-[●] Notes or (b) the non-U.S. Holder holds the Series 20[●]-[●] Notes through certain foreign intermediaries and in either case the certification requirements of applicable Treasury Regulations are satisfied. Special certification rules apply to certain non-U.S. Holders that are entities (including entities treated for U.S. federal income tax purposes as pass-through entities) rather than individuals.

If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the Series 20[●]-[●] Notes is effectively connected with the conduct of that trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, may be subject to U.S. federal income tax on such interest, less any deductions allowed against such income, at rates applicable to U.S. persons. In addition, if a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or lower applicable treaty rate, on its net effectively connected earnings and profits for the taxable year, subject to certain adjustments. For this purpose, interest on the Series 20[●]-[●] Notes will be included in earnings and profits.

Sale, Exchange and Retirement of Offered Notes. Except as provided below with respect to backup withholding and FATCA, any gain that a non-U.S. Holder realizes on the sale, exchange, retirement or other disposition of a Series 20[●]-[●] Note generally will not be subject to U.S. federal income or withholding tax if (i) such gain is not effectively connected with a U.S. trade or business of such non-U.S. Holder and (ii), in the case of an individual, such non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are satisfied.

Information Reporting and Backup Withholding

Where required, the issuing entity will report to the holders of Series 20[●]-[●] Notes and the IRS the amount of any interest paid on the Series 20[●]-[●] Notes in each calendar year and the amounts of tax withheld, if any, with respect to the payments.

A U.S. Holder may be subject to backup withholding tax (currently at a rate of 28%) with respect to interest payments and gross proceeds from the sale, exchange, retirement or other disposition of Series 20[●]-[●] Notes under Section 3406 of the Code unless (1) the U.S. Holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. Holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9, and, in either case, the U.S. Holder otherwise complies with the requirements of the backup withholding rules.

Non-U.S. Holders who have provided the form and certifications mentioned under the heading “— Payments of Interest” above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither the issuing entity nor its agent has actual knowledge or reason to know that any information in that form or those certifications is unreliable or that the conditions of the exemption are in fact not satisfied. Amounts paid to non-U.S. Holders will, however, be subject to information reporting by the issuing entity or its agents.

Payments of the proceeds from the sale of a Series 20[●]-[●] Note held by a non-U.S. Holder who is not engaged in a U.S. trade or business to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, information reporting may apply to those payments if the broker is one of the following:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business; or

•	a foreign partnership with specified connections to the United States,

but those payments will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. Holder and no exception to backup withholding is otherwise established.

Payment of the proceeds from a sale of a Series 20[●]-[●] Note held by a non-U.S. Holder who is not engaged in a U.S. trade or business to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder in question certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Code and the Treasury Regulations thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally imposes a withholding tax of 30 percent on interest payments (including OID) from debt instruments and, beginning January 1, 2019, the gross proceeds of a disposition of debt instruments paid to a foreign financial institution (including where such foreign financial institution is not the beneficial owner of such income), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a withholding tax of 30 percent on interest payments (including OID) from debt instruments and, beginning January 1, 2019, the gross proceeds of a disposition of debt instruments paid to a non-financial foreign entity unless such entity provides the withholding agent with certain certification or information relating to U.S. ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. In addition, certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that Series 20[●]-[●] Notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding Series 20[●]-[●] Notes through financial institutions in) those countries. Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation with respect to an investment in the Series 20[●]-[●] Notes.

The federal tax discussions set forth above are included for general information only and may not be applicable depending upon a Noteholder’s particular tax situation. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of offered notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

STATE AND LOCAL TAX CONSEQUENCES

In addition to the federal income tax considerations described above under “Material Federal Income Tax Considerations” in this prospectus, potential investors should consider the state and local income tax consequences of acquiring, owning and disposing of the Series 20[●]-[●] Notes. The activities of servicing and collecting the Receivables will be undertaken by the servicer, which is a California corporation. Because of the variation in each state’s tax laws based in whole or in part upon income, state and local income tax law may differ substantially from the corresponding federal law, and it is thus impossible to predict tax consequences to Noteholders in all of the state taxing jurisdictions in which they are subject to tax. Additionally, it is possible a state may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such state, and/or require that a Noteholder treated as an equity-owner (including non-resident Noteholders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding on related income). Accordingly, this discussion does not purport to describe any aspect of the income tax laws of any state or locality. Therefore, potential investors should consult their own tax advisors with respect to the various state and local tax consequences of an investment in the Series 20[●]-[●] Notes.

GLOSSARY

All references in this prospectus to any agreement should be understood to be references to that agreement as it may be amended, amended and restated or otherwise modified from time to time.

“Account” means, as of any date of determination, each Eligible Account, which shall include each initial Account and, from and after the related Addition Date, each Additional Account and excluding, from and after the related Redesignation Date, each Redesignated Account.

“Accumulation Account” means a Qualified Account established by the issuing entity, maintained in the name of the indenture trustee and held by the indenture trustee, solely for the benefit of the Series 20[●]-[●] Noteholders, into which principal will be deposited for payment to the Series 20[●]-[●] Noteholders as set forth in this prospectus.

“Accumulation Period” means (a) with respect to Series 20[●]-[●] the period beginning on the Accumulation Period Commencement Date and terminating on the earlier of (i) the last day of the Collection Period preceding the Payment Date on which the outstanding principal amount of the Series 20[●]-[●] Notes is expected to be reduced to zero and (ii) the close of business on the day immediately preceding the day on which an Early Amortization Period commences. If an Early Amortization Period that is not terminated, as described in “Deposit and Application of Funds — Early Amortization Events” in this prospectus, has commenced before the Accumulation Period Commencement Date, the Series 20[●]-[●] Notes will not have an Accumulation Period and (b) with respect to any other series, the period during which principal is accumulated in specified amounts per month for such series or class and paid on an Expected Final Payment Date.

“Accumulation Period Commencement Date” means, for the Series 20[●]-[●] Notes, [●], 20[●], or, if the issuing entity, acting directly or through the administrator, elects to delay the start of the Accumulation Period, a later date selected by the issuing entity. In selecting an Accumulation Period Commencement Date, the issuing entity must satisfy the conditions described under “Description of the Notes — Principal” in this prospectus.

“Accumulation Period Length” means the number of full Collection Periods in the Accumulation Period.

“Accumulation Shortfall” means (i) on the first Payment Date with respect to the Accumulation Period, zero, and (ii) thereafter, on each Payment Date with respect to the Accumulation Period, the excess, if any of the Controlled Deposit Amount for the preceding Payment Date over all amounts deposited in the Accumulation Account on such Payment Date.

“Addition Date” means, for an Additional Account designated for the issuing entity, the date on which Receivables arising in connection with that Account are first transferred to the issuing entity.

“Additional Account” means each Eligible Account from time to time designated for the issuing entity after the Series 20[●]-[●] Issuance Date, the then-existing and subsequently created Receivables of which will be transferred to the issuing entity.

“Additional Cut-Off Date” means, for an Additional Account designated for the issuing entity, the date as of which that Account is designated for the issuing entity.

“Additional Interest” means, if the Interest Deficiency with respect to any Payment Date is greater than zero, on each subsequent Payment Date until such Interest Deficiency is fully paid, an additional amount equal to the product of (i)(A) a fraction, the numerator of which is the actual number of days in the related Interest Period and the denominator of which is 360, times (B) the Series 20[●]-[●] Rate with respect to the related Interest Period and (ii) such Interest Deficiency (or the portion thereof which has not been paid to the Series 20[●]-[●] Noteholders).

“Adjusted Pool Balance” means, as of any day in a Collection Period, the sum of the Pool Balance and amounts on deposit in the Excess Funding Account [and the pre-funding account] (determined after giving effect to amounts transferred to the issuing entity on that date), on such day.

“Administration Agreement” means the Administration Agreement, dated as of July 24, 2003, as amended and restated as of October 15, 2003, among the administrator, the issuing entity, the indenture trustee and the owner trustee, as the same may be further amended, supplemented or otherwise modified from time to time.

[“Advance” has the meaning assigned such term in “Description of the Notes — Advances” in this prospectus.]

“Black Book” has the meaning assigned such term in “The Dealer Floorplan Financing Business — Creation of Receivables” in this prospectus.

“Blue Book” has the meaning assigned such term in “The Dealer Floorplan Financing Business — Creation of Receivables” in this prospectus.

“Business Day” means any day except a Saturday, Sunday or a day on which banks in the states of New York, Tennessee, Delaware, Texas or the city and state where the corporate trust office of the indenture trustee is located are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

[“Calculation Agent” means, initially, the indenture trustee, and thereafter, any other Person designated by the indenture trustee to act in such capacity.]

“Cap Agreement” means an International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border) entered into by the issuing entity or the indenture trustee with a Cap Provider as modified to reflect the transactions described in this prospectus under “The Interest Rate Cap Agreement” and including the relevant standard definitions published by the International Swaps and Derivatives Association, Inc.

“Cap Provider” means NMAC or an unaffiliated third party specified in this prospectus that enters into a Cap Agreement with the issuing entity or the indenture trustee for the benefit of the holders of the Notes of any series or class.

“Cash Management Account” means one or more deposit, demand deposit or similar accounts or any securities account administered by NMAC, into which a Dealer may, from time to time, pursuant to a cash management agreement between NMAC and such Dealer, deposit funds for the purpose of reducing the balance on which interest accrues under the Floorplan Financing Agreement between NMAC and such Dealer.

“Cash Management Account Balance” means, at any time, the aggregate of all amounts in the Cash Management Account pursuant to the applicable cash management agreement between NMAC and a Dealer.

“Cede” means Cede & Co., the nominee of DTC and its successors.

“Certificateholders” means the holders of the Certificates.

“Certificates” means the depositor’s uncertificated interest in the Transferor Interest; provided, however, if the depositor elects to evidence its interest in the Transferor Interest in certificated form pursuant to the Trust Agreement, the certificates will be executed by the depositor and authenticated by or on behalf of the owner trustee in the form specified in the Trust Agreement.

[“Class A-1 Note Rate” means the per annum rate equal to the applicable LIBOR plus [●]%.]

[“Class A-2 Note Rate” means the per annum rate equal to [●]%.]

“Clearstream Banking Luxembourg” means Clearstream Banking, société anonyme and its successors.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collection Account” means a Qualified Account established by the issuing entity, maintained in the name of the indenture trustee and held by the indenture trustee for the benefit of the Noteholders of all series issued by the issuing entity and any Series Enhancer as described in this prospectus.

“Collection Period” means (a) for Series 20[●]-[●], (i) with respect to the [●] 20[●] Payment Date, the period commencing on (and including) [●] 20[●] and ending on (and including) [●] 20[●] and (ii) with respect to any other Payment Date, the calendar month preceding the month in which that Payment Date occurs and (b) for all other series and any Payment Date for such series, the calendar month preceding the month in which that Payment Date occurs.

“Commercial Credit Department” has the meaning assigned such term in “The Dealer Floorplan Financing Business — Creation of Receivables” in this prospectus.

“Controlled Accumulation Amount” means, for any Payment Date with respect to the Accumulation Period, $[●]; provided, however, that if the Accumulation Period Length is determined to be less than [six] months, the Controlled Accumulation Amounts for each Payment Date with respect to the Accumulation Period will be equal to the quotient obtained by dividing (i) the initial Series 20[●]-[●] Invested Amount by (ii) the Accumulation Period Length.

[“Controlled Amortization Period” means (a) with respect to Series 20[●]-[●], the period beginning on the first day of the [●] 201[●] Collection Period and ending on the earlier of (i) the end of the Collection Period immediately preceding the Payment Date on which the principal balance on notes will be paid in full and (ii) the close of business on the day immediately preceding the day on which the Early Amortization Period commences, and (ii) with respect to any other series, the period during which principal collections allocated to such series are set aside for payment on the related distribution date with respect to the outstanding principal balance of such series.]

“Controlled Deposit Amount” means, for any Payment Date with respect to the [Accumulation] [Controlled Amortization] Period, an amount equal to the sum of the Controlled [Accumulation] [Amortization] Amount for such Payment Date and any [Accumulation] [Amortization] Shortfall existing on such Payment Date.

“Currency Swap Agreement” shall mean any currency swap agreement, entered into pursuant to the Trust Agreement and the Transfer and Servicing Agreement, including all schedules and confirmations thereto, entered into by the issuing entity and the Swap Counterparty, as the same may be amended, supplemented, renewed, extended or replaced from time to time.

“Currency Swap Counterparty” shall mean an unaffiliated third party, as currency swap counterparty under the Currency Swap Agreement, or any successor or replacement swap counterparty from time to time under the Currency Swap Agreement.

“Dealer” means (i) with respect to NMAC’s vehicle retail or lease financing business, Nissan- and Infiniti-branded dealers, (ii) with respect to NMAC’s vehicle wholesale and other dealer financing business, Nissan- and Infiniti-branded dealers and other dealers affiliated with Nissan- or Infiniti-branded dealers and (iii) with respect to NMAC’s forklift financing business, any dealer that carries UniCarrier forklifts.

“Dealer Overconcentrations” means, on any Payment Date, with respect to the following Dealers or groups of affiliated Dealers, the sum of the following:

•	the amount by which the aggregate balance of Principal Receivables due from [●] and its affiliates, less any amounts in the Cash Management Account relating to such Receivables, exceeds [●]% of the Pool Balance, in each case, on the last day of the Collection Period immediately preceding such Payment Date;

•	the amount by which the aggregate balance of Principal Receivables, less any amounts in the Cash Management Account relating to such Receivables, due from the [first] largest Dealer or group of affiliated Dealers, excluding [●], exceeds [●]% of the Pool Balance, in each case, on the last day of the Collection Period immediately preceding such Payment Date;

•	the amount by which the aggregate balance of Principal Receivables, less any amounts in the Cash Management Account relating to such Receivables, due from the [second] largest Dealer or group of affiliated Dealers, excluding [●], exceeds [●]% of the Pool Balance, in each case, on the last day of the Collection Period immediately preceding such Payment Date;

•	the amount by which the aggregate balance of Principal Receivables, less any amounts in the Cash Management Account relating to such Receivables, due from the [third] largest Dealer or group of affiliated Dealers, excluding [●], exceeds [●]% of the Pool Balance, in each case, on the last day of the Collection Period immediately preceding such Payment Date;

•	the amount by which the aggregate balance of Principal Receivables, less any amounts in the Cash Management Account relating to such Receivables, due from the [fourth] largest Dealer or group of affiliated Dealers, excluding [●], exceeds [●]% of the Pool Balance, in each case, on the last day of the Collection Period immediately preceding such Payment Date; and

•	the amount by which the aggregate balance of Principal Receivables, less any amounts in the Cash Management Account relating to such Receivables, due from any other Dealer or group of affiliated Dealers exceeds [●]% of the Pool Balance, in each case, on the last day of the Collection Period immediately preceding such Payment Date.

“Defaulted Amount” means, for any day in a Collection Period, an amount (never less than zero) equal to:

(1)	the principal amount of Receivables (net of any amounts in the Cash Management Account with respect to such Receivables) owned by the issuing entity that became Defaulted Receivables during the related Collection Period; minus

(2)	the principal amount of the Defaulted Receivables that are to be reassigned to the depositor during the month (except that this amount will be zero if events of bankruptcy, insolvency or receivership have occurred with respect to the depositor); minus

(3)	the principal amount of the Defaulted Receivables that are to be purchased by the servicer during the month (except that this amount will be zero if events of bankruptcy, insolvency or receivership have occurred with respect to the servicer).

“Defaulted Receivable” means each Receivable that on any day in a Collection Period has been charged off as uncollectible on that date in accordance with the Floorplan Financing Guidelines.

“Definitive Notes” means Notes issued in fully registered, certificated form.

“Depositor Deposit Amount” means the amounts that represent Interest Collections or Principal Collections that are allocated to but not distributed to the depositor on any date, in each case in an amount equal to the amount by which the Adjusted Pool Balance would be less than the Required Participation Amount, after giving effect to (a) Principal Receivables transferred to the issuing entity on that date, (b) any deduction by the servicer of the principal balance of a Receivable from the Pool Balance because of a breach of a representation or warranty with respect to such Receivable, and (c) any other allocations, distributions, withdrawals and deposits to be made on such date, if such date is a Payment Date.

“Depositor Replacement Amount” means the amount that the depositor is required to deposit into the Excess Funding Account in connection with the redesignation of Ineligible Accounts and the removal of any Receivables therein and the failure to redesignate sufficient replacement Accounts and deliver additional

Receivables, which amount equals (i) the excess, if any, between the Principal Receivables of such Ineligible Account over the Principal Receivables of any related replacement Account as measured on the date of such transfer or (ii) if no such replacement Account is designated, an amount equal to the Principal Receivables of such Ineligible Account.

[“Designated LIBOR Page” means the display on [Reuters Screen, LIBOR 01 Page], or any successor service or any page as may replace the designated page on that service or any successor service that displays the London interbank rates of major banks for U.S. dollars.]

“Determination Date” means, for any Payment Date, the day that is two Business Days before such Payment Date and is the date on which payments to Series 20[●]-[●] Noteholders are determined.

“DTC” means the Depository Trust Company and its successors.

“DTC Participants” means participating members of DTC.

“Early Amortization Events” means such events as are set forth and described under “Deposit and Application of Funds — Early Amortization Events” in this prospectus.

“Early Amortization Period” means (a) with respect to Series 20[●]-[●], a period beginning on the day on which an Early Amortization Event occurs and terminating on the earliest of (i) the last day of the Collection Period preceding the Payment Date on which the outstanding principal amount of the Series 20[●]-[●] Notes will be paid in full, (ii) if the Early Amortization Period has commenced before the commencement of the Accumulation Period, the day on which the Revolving Period recommences under the limited circumstances described in “Deposit and Application of Funds — Early Amortization Events” in this prospectus and (iii) the Issuing Entity Termination Date and (b) with respect to any other series, the period during which principal is paid in varying amounts each month based primarily on the amount of Principal Receivables collected and allocable to Noteholders following an early amortization event.

“Eligible Account” means a floorplan financing Account established by NMAC pursuant to a Floorplan Financing Agreement that, as of the date on which eligibility is determined:

•	is in existence and maintained and serviced by NMAC;

•	is in favor of a Dealer franchised by NNA or any other manufacturer to sell New Vehicles [or New Forklifts];

•	has been underwritten and audited by NMAC in accordance with its Floorplan Financing Guidelines and meets all the requirements of such guidelines;

•	is covered by insurance in the manner required by the Floorplan Financing Guidelines;

•	is in favor of a Dealer whose principal showroom is located in the geographical regions specified in the applicable sales and service agreement;

•	is in favor of a Dealer in which NNA or any of its affiliates does not have an equity investment equal to or exceeding [●]% as determined by the servicer on a quarterly basis;

•	is in favor of a Dealer that is not classified by the servicer as in “Status” (or other comparable classification) for any reason as of the date on which eligibility is initially determined or at the end of the prior month) under the Floorplan Financing Agreement or under any other lender floorplan program; and

•	is an Account as to which no material amounts have been charged off as uncollectible at any time within the previous two years.

“Eligible Institution” means:

(1)	(a) a depository institution, which may include the owner trustee or the indenture trustee; (b) a Person organized under the laws of the United States or any one of the states of the United States, including the District of Columbia, or any domestic branch of a foreign bank; and (c) which at all times is a member of the Federal Deposit Insurance Corporation and has either a long-term unsecured debt rating or a certificate of deposit rating for which the Rating Agency Condition has been satisfied; or

(2)	any other institution for which the Rating Agency Condition has been satisfied.

“Eligible Investments” means specified investments that are limited to highly rated obligations or obligations backed by the full faith and credit of the U.S. government, certificates of deposit insured up to the maximum amount insurable by the Federal Deposit Insurance Corporation, and instruments or securities that meet the criteria of each Hired Rating Agency from time to time as being consistent with its then-current ratings of any then-outstanding series of Notes.

“Eligible Receivable” means a Receivable that:

(1)	was originated by NMAC or acquired by NMAC from one of its affiliates in the ordinary course of business (and if acquired by NMAC from a third party, the Rating Agency Condition has been satisfied);

(2)	is secured by a perfected first priority interest in the related floorplan financed vehicle;

(3)	is the subject of a valid transfer and assignment from the depositor to the issuing entity of all the depositor’s rights and interest in the Receivable, including:

(a)	the first priority security interest granted by the Dealers in the related vehicles and the subordinated security interest granted by the Dealers in other collateral;

(b)	all related rights under, as applicable, the sales and service agreement between NNA and the Dealer, the repurchase agreements between NNA and NMAC and between non-Nissan manufacturers and NMAC, the Floorplan Financing Agreement between NMAC and the Dealer and rights of NMAC under any intercreditor agreement with a third-party creditor of the related Dealer; and

(c)	all related proceeds;

(4)	is created in compliance with all requirements of applicable law and pursuant to the Floorplan Financing Agreement;

(5)	as to which NNA, NMAC and the depositor, as applicable, have obtained all material consents and governmental authorizations required to be obtained by them in connection with:

(a)	the creation of the Receivable, the transfer of the Receivables to the depositor and then to the issuing entity, and the pledge of the Receivable to the indenture trustee; and

(b)	if applicable, NNA’s performance of the related sales and service agreement, NNA’s performance of any related repurchase agreement and/or NMAC’s performance of the related Floorplan Financing Agreement;

(6)	as to which the issuing entity will at all times have good and marketable title to the Receivable, free and clear of all liens arising before the transfer or arising at any time, other than liens permitted under the Transfer and Servicing Agreement;

(7)	if it relates to a New Vehicle [or a New Forklift], is covered by a repurchase agreement or other similar agreement from the related vehicle manufacturers;

(8)	will at all times be the legal and assignable payment obligation of the related Dealer, enforceable against the Dealer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy or other similar laws;

(9)	is not subject to any right of rescission, setoff or any other defense of the related Dealer, including defenses arising out of violations of usury laws;

(10)	as to which NNA, NMAC and the depositor, as applicable, have satisfied in all material respects all of their obligations relating to each Receivable required to be satisfied by them;

(11)	as to which none of NNA, NMAC or the depositor, as applicable, has taken or failed to take any action which would impair the rights of the issuing entity or the Noteholders in the Receivable;

(12)	when added to the aggregate principal balance of Receivables arising in the same state, will not result in the aggregate principal balance of Receivables arising in such state exceeding [●]% of the Receivables balance as of the date of transfer (after giving effect thereto);

(13)	if generated from a Dealer rated “[●]” according to the Floorplan Financing Guidelines, when added to the aggregate principal balance of Receivables generated among Dealers rated “[●]” according to the Floorplan Financing Guidelines, will not result in the aggregate principal balance of Receivables generated among such Dealers exceeding [●]% of the aggregate principal balance of Receivables as of the date of transfer (after giving effect thereto); and

(14)	constitutes either an “account” or “chattel paper,” each as defined in Article 9 of the Uniform Commercial Code as in effect in the applicable jurisdiction.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Euroclear” means the Euroclear System.

“Euroclear Participants” means participants of the Euroclear System.

“Excess Funding Account” means a Qualified Account established by the issuing entity and maintained in the name of the indenture trustee by the indenture trustee for the benefit of the Noteholders of all series issued by the issuing entity and any Series Enhancer for such series as described in this prospectus.

“Excess Interest Amounts” with respect to any series and any Collection Period, means the amount, if any, of Series Investor Available Interest Amounts for such series remaining after all other required payments or applications thereof have been made (or allocated to be made) on the related Payment Date as stated in the Indenture and as described in this prospectus.

“Excess Interest Sharing Group [One]” means each series of Notes, including Series 20[●]-[●] Notes, included in Excess Interest Sharing Group [One] as specified in the Series 20[●]-[●] Indenture Supplement.

“Excess Principal Amounts” means, with respect to any series and any Collection Period, the amount, if any, of Series Investor Available Principal Amounts for such series remaining after all other required payments or applications thereof have been made (or allocated to be made) on the related Payment Date as stated in the Indenture and as described in this prospectus.

“Excess Principal Sharing Group [One]” means each series of Notes, including Series 20[●]-[●] Notes, included in Excess Principal Sharing Group [One] as specified in the Series 20[●]-[●] Indenture Supplement.

“Expected Final Payment Date” means (a) with respect to the Series 20[●]-[●] Notes, [●], 20[●] and (b) for any other series, the date specified in the related Indenture Supplement on which all remaining principal on such series is expected to be paid.

“Final Maturity Date” means [●], 20[●].

“Fitch” means Fitch Ratings and its successors.

“Fixed Allocation Percentage” means, with respect to any series and any day in a Collection Period during a Collection Period or portion thereof occurring after the end of the Revolving Period, the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the Series Nominal Liquidation Amount of such series as of the close of business on the last day of the Revolving Period and the denominator of which is the product of (a) the Series Allocation Percentage on such day in the Collection Period and (b) the Pool Balance on the last day of the preceding Collection Period.

“Floating Allocation Percentage” means, with respect to any series and any day in a Collection Period, the percentage equivalent of a fraction, the numerator of which is the Series Nominal Liquidation Amount on such day and the denominator of which is the product of (a) the Series Allocation Percentage on such day and (b) the Pool Balance on the last day of the preceding Collection Period. Notwithstanding the foregoing, on any day in a Collection Period in which there is an Early Amortization Event or during the Accumulation Period or any amortization period with respect to a series, the Series Nominal Liquidation Amount of such series shall be as of the last day of the preceding Collection Period.

“Floorplan Financing Agreement” means, collectively, the group of related agreements between and among NMAC (either as the originator of a floorplan financing Account or by virtue of an assignment and assumption by NMAC from the applicable originator of such Account), the Dealer with respect thereto and, in the case of New Vehicles [or New Forklifts], a manufacturer, pursuant to which (a) NMAC agrees to extend credit to such Dealer to finance its purchase of New Vehicles, Pre-Owned Vehicles[,][and/or] Used Vehicles[, New Forklifts and/or Used Forklifts], (b) NMAC has a security interest in the specific vehicles so financed by NMAC, certain other vehicles, and a subordinated security interest in other collateral and the proceeds thereof, (c) such Dealer agrees to repay advances made by NMAC at the time of sale or lease of such financed vehicle, or pursuant to a payment schedule if such vehicle is not sold or leased before the first payment is due pursuant to such schedule, and (d) the obligations of such Dealer to repay such advances is evidenced by one or more promissory notes of such Dealer.

“Floorplan Financing Guidelines” means the written policies and procedures of NMAC, as such policies and procedures may be amended from time to time, (a) relating to the operation of its floorplan financing business, including the written policies and procedures for determining (i) the maximum amount lent to and interest rate charged to Dealers for such financing, (ii) the other terms and conditions relating to NMAC’s floorplan financing Accounts, (iii) the creditworthiness of Dealers and (iv) the continued extension of credit to Dealers, (b) relating to the maintenance of Accounts and collection of receivables and (c) relating to the Cash Management Account maintained by NMAC on behalf of Dealers.

[“Funding Period” means (a) with respect to Series 20[●]-[●], the period beginning on the Series 20[●]-[●] Issuance Date and will end on the earliest occur of (i) [three] full calendar months following the Series 20[●]-[●] Issuance Date, (ii) the date on which the amount in the pre-funding account is [$10,000] or less, and (iii) [Describe any other triggering events]; and (b) with respect to any other series, the period specified as such in the related indenture supplement, during which proceeds of the related notes are held in a pre-funding account and used by the issuing entity to acquire additional receivables.]

“Global Notes” means any Notes offered in book-entry form.

“Hedge Counterparty” means either a Swap Counterparty or a Cap Provider.

“Hired Rating Agency” means any nationally recognized statistical rating organization that is hired by NMAC, as sponsor, to assign ratings on the Series 20[●]-[●] Notes and is then rating the Series 20[●]-[●] Notes.

“Incremental Overcollateralization Amount” means, on any Payment Date, the product obtained by multiplying (i) a fraction, the numerator of which is the Series 20[●]-[●] Invested Amount on such Payment Date before giving effect to distributions on such date, and the denominator of which is the Pool Balance on the last day of the preceding Collection Period by (ii) the sum of (x) the Dealer Overconcentrations and the aggregate principal amount of Ineligible Receivables (other than those that became Defaulted Receivables) as of the last day of the preceding Collection Period, in each case, that are not subject to reassignment from the issuing entity and (y) the amount by which the aggregate principal balance of Receivables relating to Used Vehicles[, Used Forklifts] and Pre-Owned Vehicles less any amounts in the Cash Management Account relating to such Receivables exceeds [●]% of the Pool Balance as of the last day of the preceding Collection Period.

“Indenture” means the indenture, dated as of [July 24, 2003], as amended and restated as of October 15, 2003, between the issuing entity and the indenture trustee, as the same may be further amended, supplemented or otherwise modified from time to time.

“Ineligible Account” means a floorplan financing Account established by NMAC for the benefit of a Dealer under a Floorplan Financing Agreement that, as of the date on which eligibility is determined, fails to satisfy one or more of the required eligibility criteria specified in the definition of “Eligible Account.”

“Ineligible Receivable” means a Receivable that does not satisfy the eligibility criteria specified in the definition of “Eligible Receivable.”

“Interest Collections” means, with respect to any day in a Collection Period, the sum of the following amounts:

(1)	all collections of Interest Receivables owned by the issuing entity;

(2)	the interest portion of the reassignment amount or purchase price of Receivables reassigned to the depositor or purchased by the servicer; and

(3)	all amounts received, including any insurance proceeds, by the depositor or the servicer with respect to Defaulted Receivables (including all recoveries).

“Interest Deficiency” means, as determined by the servicer, on the Interest Determination Date immediately preceding each Payment Date, the excess, if any, of (x) the Monthly Interest for such Payment Date over (y) the aggregate amount of funds allocated and available to pay such Monthly Interest on such Payment Date.

[“Interest Determination Date” means, with respect to any Interest Period, the day that is two London Business Days prior to the first day of such Interest Period (or if such day is not a Business Day, the next Business Day).]

“Interest Period” means, with respect to any Payment Date, the period from and including the preceding Payment Date to but excluding that Payment Date, or, in the case of the first Payment Date, from and including the Series 20[●]-[●] Issuance Date to but excluding the first Payment Date.

[“Interest Rate [Cap][Swap] Agreement” means, [                    ].]

[“]Interest Rate [Cap Provider][Swap Counterparty” means, [●].]

[“Interest Rate Swap Payment” means, [                    ]].

[“Interest Rate Swap Receipt” means, [                    ]].

“Interest Receivable” means, in connection with an Account designated for the issuing entity, all amounts billed and payable by the related Dealer under the Receivables in that Account pursuant to the related Floorplan Financing Agreement with NMAC in respect of interest.

“Interest Shortfalls” means with respect to any series and Payment Date, the excess, if any, of (a) the full amount required to be paid by Series Investor Available Interest Amounts for such series pursuant to this prospectus on such Payment Date over (b) the Series Investor Available Interest Amounts for such series for such Payment Date.

“Invested Amount” means, for any series as of any day in a Collection Period, an amount equal to:

(1)	the initial Invested Amount of the Notes of that series; plus

(2)	any increase in the principal balance of the Notes of that series as and to the extent provided in this prospectus; minus

(3)	the amount of principal previously paid to the Noteholders of that series; minus

(4)	amounts on deposit in the Accumulation Account; minus

(5)	the cumulative amount of unreimbursed Investor Charge-Offs for that series as of the Payment Date on or preceding such day, but after the Overcollateralization Amount for that series has been reduced to zero.

If so specified in the Indenture Supplement relating to any series of Notes, under limited circumstances the Invested Amount may be further adjusted by funds on deposit in any specified account and any other amounts specified in the Indenture Supplement.

“Investor” means (a) with respect to any Series 20[●]-[●] Notes issued as Global Notes, a Note Owner with respect to such Global Notes and (b) with respect to any Series 20[●]-[●] Notes issued as Definitive Notes, a Noteholder with respect to such Definitive Notes.

“Investor Charge-Offs” means, for any series, the excess of the Series Investor Defaulted Amount for that series over the amount available to reimburse such Series Investor Defaulted Amount as specified in the Indenture.

“IRS” means Internal Revenue Service and its successors.

“Issuing Entity Assets” means all money, instruments, documents, securities, contract rights, general intangibles and other property that are subject to, or intended to be subject to, the lien of the Indenture for the benefit of the Noteholders and any Series Enhancers, and includes, without limitation, all property and interest granted to the indenture trustee, including all proceeds thereof.

“Issuing Entity Termination Date” means the date on which the issuing entity will terminate as specified in the Trust Agreement.

“LIBOR” is described under “Description of the Notes — Interest” in this prospectus.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Master Agreement” means an International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border).

“Monthly Interest” means, for any Payment Date, the amount of interest accrued in respect of the Series 20[●]-[●] Notes in the Interest Period for that Payment Date.

“Monthly Payment Rate” means, for a Collection Period, the percentage obtained by dividing the Principal Collections for such Collection Period by the average of the Pool Balance as of the first and last day of such Collection Period.

“Monthly Servicing Fee” means, for the Series 20[●]-[●] Notes for any Payment Date, an amount equal to one-twelfth of [●]% per annum (or such lesser percentage as may be specified by the servicer) of the arithmetic average of the Series 20[●]-[●] Nominal Liquidation Amount as of each day during the preceding Collection Period or such lesser amount to the extent a portion of the Monthly Servicing Fee is waived by the servicer as set forth in “Description of the Transfer and Servicing Agreements — Servicing Compensation and Payment of Expenses” in this prospectus.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“NADA” has the meaning assigned such term in “The Dealer Floorplan Financing Business — Creation of Receivables” in this prospectus.

[“New Forklifts” consist of new UniCarrier forklifts distributed by NNA and satisfying the criteria set forth in the applicable repurchase agreement.]

“New Vehicles” consist of new Nissan and Infiniti vehicles distributed by NNA and satisfying the criteria set forth in the applicable repurchase agreement or new non-Nissan vehicles purchased from other manufacturers, funded under NMAC financing arrangements and satisfying substantially the same criteria.

“NMAC” means Nissan Motor Acceptance Corporation and its successors.

“NML” means Nissan Motor Co., Ltd. and its successors.

“NNA” means Nissan North America, Inc. and its successors.

[“Nonrecoverable Advance” has the meaning assigned such term in “Description of the Notes — Advances” in this prospectus.]

“Note Interest Rate” means, as of any date of determination and with respect to any series or class, the interest rate as of such date specified therefor in the related Indenture Supplement.

“Note Owner” means, with respect to a Global Note, the Person who is the owner of such Global Note, as reflected on the books of the clearing agency or of a person maintaining an account with such clearing agency (directly as a clearing agency participant or as an indirect participant, in accordance with the rules of such clearing agency).

“Noteholder” means, as of any date, the holder of any Note.

“Noteholders’ Interest” means, for any series of Notes, the undivided beneficial interests in certain assets of the issuing entity allocated to the Noteholders of such series as described in this prospectus.

“Notes” means the notes of any series or class issued by the issuing entity (including the Series 20[●]-[●] Notes) pursuant to the terms of the Indenture and the related Indenture Supplement.

“NWRC II” means Nissan Wholesale Receivables Corporation II and its successors.

“Overcollateralization Amount” has, for any series, the meaning specified in the related Indenture Supplement. In general, the Overcollateralization Amount with respect to any series of Notes is the amount of overcollateralization for that series of Notes.

“Paying Agent” means the indenture trustee, acting as the initial paying agent, together with any successor to the indenture trustee acting in that capacity, and any Person specified in the Indenture or appointed by the indenture trustee or Trustee to act in that capacity for the related series.

“Payment Date”means (a) with respect to Series 20[●]-[●], the [●] day of each month (or if that [●] day is not a Business Day, the next following Business Day), commencing in [●], 20[●] and (b) with respect to any other series, the date specified as such in the related Indenture Supplement.

“Payment Date Statement” means, with respect to any Series, a report prepared by the servicer and forwarded to the Paying Agent for distribution to the Noteholders on each Payment Date that will contain the information about such series specified in the Indenture.

“Payment Waterfall” has the meaning assigned such term in “Deposit and Application of Funds — Application of Available Amounts” in this prospectus.

“Person” means any legal person, including any individual, corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization, governmental entity or other entity of similar nature.

“Pool Balance” means, on any date, the aggregate amount of the principal balances of the Receivables on that date, net of the Cash Management Account Balance on such date.

“Pre-Owned Vehicles” consist of previously owned Nissan or Infiniti vehicles, purchased at a closed auction conducted by NMAC, Infiniti Financial Services or any of their affiliated companies or authorized agents (including demonstration vehicles), or from a non-Nissan sponsored auction and which Nissan or Infiniti vehicles or are current model year vehicles, or model years within five years of such current model year.

“Primary Series 20[●]-[●] Overcollateralization Amount” means, as of any Payment Date, the Series 20[●]-[●] Overcollateralization Percentage of the initial outstanding principal amount of the Series 20[●]-[●] Notes minus the reductions, and plus the reinstatements, in the Primary Series 20[●]-[●] Overcollateralization Amount as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series Nominal Liquidation Amounts” in this prospectus.

“Principal Collections” means, with respect to any day in a Collection Period, the sum of the following amounts:

(1)	all collections of Principal Receivables owned by the issuing entity (excluding, in all cases, all amounts recovered on Defaulted Receivables);

(2)	any cash proceeds transferred by NMAC to the depositor and by the depositor to the issuing entity arising in connection with the exercise by NMAC of its right to set-off against a Dealer’s principal balance of Receivables under the cash management agreement, between NMAC and such Dealer;

(3)	all other amounts paid by NMAC to the depositor and by the depositor to the issuing entity arising in connection with the application of amounts credited to the Cash Management Account to reduce a Dealer’s principal balance of Receivables;

(4)	the principal portion of the reassignment amount or purchase price of Receivables reassigned to the depositor or purchased by the servicer;

(5)	all amounts paid by NMAC to the depositor and by the depositor to the issuing entity resulting from reductions in the principal amount of Receivables due to dealer rebates, billing errors, returned merchandise and certain other similar non-cash items and repurchase obligations; and

(6)	all amounts paid by NMAC to the depositor and by the depositor to the issuing entity in connection with Dealer terminations.

“Principal Receivables” means, in connection with an Account designated for the issuing entity, all amounts billed and payable by the related Dealer under the Receivables in that Account pursuant to the related Floorplan Financing Agreement with NMAC in respect of principal. Principal Receivables shall be reduced by, among other things, rebates to Dealers, billing errors, returned merchandise and certain other similar non-cash items.

“Principal Shortfalls” means any principal distributions to Noteholders of any series of Notes which are either scheduled or permitted and which have not been covered out of Principal Collections and certain other amounts allocated to the series as specified in the Indenture and this prospectus.

“Public ABS Transaction” means any publicly registered issuance of securities backed by (i) a certificate representing the beneficial interest in a pool of vehicle leases originated in the United States for a lessee with a United States address and the related leased vehicles, (ii) motor vehicle retail installment contracts originated in the United States, or (iii) dealer floorplan or wholesale financing arrangements originated in the United States and, for clause (i), clause (ii) and clause (iii), for which the depositor, or any United States Affiliate thereof, acts as a depositor.

“Qualified Account” means either a segregated trust account established and maintained with the corporate trust department of a Securities Intermediary or a segregated account with a Securities Intermediary that is an Eligible Institution.

“Rating Agency” means, with respect to any series of Notes, any nationally recognized statistical rating organization that is hired by NMAC, as sponsor, to assign ratings on such series of Notes and is then rating such series of Notes.

“Rating Agency Condition” means, with respect to any action that [, (i) each Rating Agency has received notice of such action within ten days of such action and no Rating Agency has informed the indenture trustee and the owner trustee that such action might or could result in the withdrawal or reduction of the then existing rating of any outstanding series or class of Notes, or (ii) each Rating Agency has notified the depositor, the servicer, the issuing entity and the indenture trustee in writing (provided that, for the avoidance of doubt, such writing may be in the form of a letter, a press release or other publication, or a change in such Rating Agency’s published ratings criteria to this effect) that such action will not result in a reduction or withdrawal of the then existing rating of any outstanding series or class of Notes rated by such Rating Agency; provided, that with respect to any outstanding series or class of Notes not rated by any Rating Agency, “Rating Agency Condition” means the written consent of such series or class has been obtained as and to the extent specified in the Indenture].

“Reallocated Principal Collections” means any Series 20[●]-[●] Investor Available Principal Amounts reallocated to pay accrued and unpaid interest on the Series 20[●]-[●] Notes.

“Receivable” means a payment obligation owed by a Dealer in respect of funds borrowed from NMAC in a floorplan or wholesale financing arrangement which is secured by one or more vehicles [or one or more forklifts] and may be secured by a security interest in NMAC’s rights to amounts in any Cash Management Account and a subordinated security interest in one or more of the following: parts inventory, machinery, tools, equipment, fixtures, service accounts, real estate of such Dealer. In some cases, the Dealer also issues a personal guarantee that collateralizes all or a portion of such payment obligation.

“Receivables Purchase Agreement” means the Receivables Purchase Agreement between NMAC and the depositor dated as of July 24, 2003, as amended and restated as of October 15, 2003, as the same may be further amended, supplemented or modified from time to time, pursuant to which NMAC sells Receivables from time to time to the depositor, and each additional receivable purchase agreement entered into after the date of the Receivables Purchase Agreement between NMAC and any other Person that will transfer Receivables to the issuing entity.

“Redesignated Account” means an Account as to which the related Receivables will cease to be conveyed to the issuing entity and/or the Receivables previously generated have been reconveyed by the issuing entity pursuant to the Transfer and Servicing Agreement either because such Account is an Ineligible Account or because such reconveyance has been requested because certain specified conditions have been satisfied (including, but not limited to specified overcollateralization tests being met).

“Redesignation Date” means, with respect to any Redesignated Account, the date on which such Account is no longer designated for the issuing entity and all the related Receivables thereafter generated (and, if repurchased by the depositor, all previously generated and conveyed Receivables) will be removed from the issuing entity as specified in the notice of redesignation relating thereto delivered by the depositor (or the servicer on its behalf) to the owner trustee, the indenture trustee and any Series Enhancer.

“Redesignation Date” means, with respect to any Redesignated Account, the date on which such Account is no longer designated for the issuing entity and all the related Receivables thereafter generated (and, if repurchased by the depositor, all previously generated and conveyed Receivables) will be removed from the issuing entity as specified in the notice of redesignation relating thereto delivered by the depositor (or the servicer on its behalf) to the owner trustee, the indenture trustee and any Series Enhancer.

“Reference Rate” means, with respect to any Receivable, the per annum rate of interest designated from time to time by NMAC pursuant to the related Floorplan Financing Agreement.

“Required Federal Income Tax Opinion” means, with respect to the issuing entity as to any action, an opinion of counsel to the effect that, for federal income tax purposes:

(1) the action will not adversely affect the tax characterization as debt of the Notes of any outstanding series or class issued by the issuing entity that were characterized as debt at the time of their issuance;

(2) the action will not cause the issuing entity to be treated as an association (or publicly traded partnership) taxable as a corporation; and

(3) the action will not cause or constitute an event in which gain or loss would be recognized by any holder of Notes issued by the issuing entity.

“Required Overcollateralization Amount” has, for any series, the meaning specified in the related Indenture Supplement. In general the Required Overcollateralization Amount with respect to any series is the same as the Overcollateralization Amount without giving effect to any reductions thereto as specified in the related Indenture Supplement.

“Required Participation Amount” means, as of any date of determination, the sum of

(1)	the sum of the respective products for all series issued by the issuing entity of (a) the required participation percentages for each outstanding series as specified in this prospectus and (b) with respect to any series, their initial (or, in the case of any series of Notes issued as variable funding notes, their maximum) Invested Amounts; plus

(2)	if applicable, the sum of the Required Overcollateralization Amounts for each series issued by the issuing entity as specified in this prospectus.

“Required Participation Percentage” means [●]%, provided, however, that the depositor may, in its sole discretion, increase this percentage, provided, however, that if the depositor voluntarily increases the Required Participation Percentage, then it may, in its sole discretion, upon ten days prior notice to the indenture trustee, subsequently decrease the Required Participation Percentage to [●]% or higher, so long as the Rating Agency Condition shall have been satisfied with respect to the Series 20[●]-[●] Notes and any other outstanding and rated series or class of Notes.

“Required Series 20[●]-[●] Overcollateralization Amount” means, for any Payment Date, the sum of (i) the Series 20[●]-[●] Overcollateralization Percentage on such day of the initial outstanding principal amount of the Series 20[●]-[●] Notes and (ii) the Incremental Overcollateralization Amount on such day.

“Reserve Account” means a Qualified Account established by the issuing entity, maintained in the name of the indenture trustee and held by the indenture trustee, solely for the benefit of the Series 20[●]-[●] Noteholders, into which the issuing entity will initially deposit an amount equal to [●]% of the initial Series 20[●]-[●] Invested Amount, which amount will be used to cover interest shortfalls and other amounts as set forth in this prospectus.

“Retained Notes” means Notes retained by the depositor or conveyed to an affiliate of the depositor [which will be issued as definitive notes.]

“Revolving Period” means (a) for Series 20[●]-[●], the period beginning on the Series 20[●]-[●] Issuance Date and terminating on the earlier of (i) the close of business on the day immediately preceding the Accumulation Period Commencement Date and (ii) the close of business on the day immediately preceding the day on which an Early Amortization Period commences and (b) for any other series, a period during which the issuing entity will not pay or accumulate principal for payment to the Noteholders of that series. The Revolving Period, however, may under certain limited circumstances recommence upon the termination of an Early Amortization Period.

“Securities Intermediary” means any Person, including a bank or broker, that in the ordinary course of its business maintains securities accounts for others and is acting in that capacity and which is also a depository institution organized under the laws of the United States or any one of the states of the United States, including the District of Columbia, or any domestic branch of a foreign bank, and having a credit rating from each Rating Agency in one of its generic credit rating categories which signifies investment grade.

“Series 20[●]-[●] Allocable Defaulted Amounts” means, for any day during a Collection Period, the product of (i) the Series 20[●]-[●] Allocation Percentage for such day and (ii) the amount of Defaulted Amounts processed on such day.

“Series 20[●]-[●] Allocable Interest Collections” means, for any day during a Collection Period, the product of (i) the Series 20[●]-[●] Allocation Percentage for such day and (ii) Interest Collections on the Receivables processed on such day.

“Series 20[●]-[●] Allocation Percentage” means, for any day during a Collection Period, the percentage equivalent, which shall never exceed 100%, of a fraction, the numerator of which is the Series 20[●]-[●] Nominal Liquidation Amount as of such day (or with respect to any day in the [●], 20[●] Collection Period, the Series 20[●]-[●] Nominal Liquidation Amount as of the Series 20[●]-[●] Issuance Date) and the denominator of which is the sum of the series nominal liquidation amounts for all outstanding series of Notes (including Series 20[●]) as of that day (or with respect to any day in the [●] Collection Period, the sum of the series nominal liquidation amounts for all outstanding series of Notes (including Series 20[●]) as of the Series 20[●]-[●] Issuance Date (after giving effect to the application of proceeds from the issuance of the Series 20[●]-[●] Notes)). Notwithstanding the foregoing, during any day in a Collection Period in which there is an Early Amortization Event or during the Accumulation Period, the Series 20[●]-[●] Nominal Liquidation Amount and Trust Nominal Liquidation Amount with respect to such series shall be as of the last day of the preceding Collection Period.

“Series 20[●]-[●] Cut-Off Date” means [●], 20[●].

“Series 20[●]-[●] Expected Final Payment Date” means the [●] Payment Date.

“Series 20[●]-[●] Fixed Allocation Percentage” means, for any day during a Collection Period or portion thereof occurring after the end of the Revolving Period, the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the Series 20[●]-[●] Nominal Liquidation Amount as of the close of business on the last day of the Revolving Period and the denominator of which is the product of the Pool Balance as of the last day of the preceding Collection Period and the Series 20[●]-[●] Allocation Percentage as of such day in the Collection Period.

“Series 20[●]-[●] Floating Allocation Percentage” means, for any day during a Collection Period, the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the Series 20[●]-[●] Nominal Liquidation Amount as of such day (or with respect to any day in the [●] Collection Period, the Series 20[●]-[●] Nominal Liquidation Amount as of the Series 20[●]-[●] Issuance Date) and the denominator of which is the product of the Series 20[●]-[●] Allocation Percentage on such day and the Pool Balance as of the last day of the preceding Collection Period. Notwithstanding the foregoing, during any day in a Collection Period in which there is an Early Amortization Event or during the Accumulation Period, the Series 20[●]-[●] Nominal Liquidation Amount shall be as of the last day of the preceding Collection Period.

“Series 20[●]-[●] Indenture Supplement” means the supplement to the Indenture entered into between the issuing entity and the indenture trustee, in connection with the issuance of the Series 20[●]-[●] Notes.

“Series 20[●]-[●] Invested Amount Deficit” means, as of any Payment Date, the amount, if any, by which (x) the outstanding principal amount of the Series 20[●]-[●] Notes less the amount (other than investment earnings) in the Accumulation Account and the Series 20[●]-[●] Allocation Percentage for such date of amounts (other than investment earnings), if any, on deposit in the Excess Funding Account, if any, exceeds (y) the Series 20[●]-[●] Invested Amount, on such date.

“Series 20[●]-[●] Investor Available Interest Amounts” has the meaning assigned such term in “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Interest Amounts” in this prospectus.

“Series 20[●]-[●] Investor Available Principal Amounts” has the meaning assigned such term in “Deposit and Application of Funds — Application of Available Amounts — Series 20[●]-[●] Investor Available Principal Amounts” in this prospectus.

“Series 20[●]-[●] Investor Defaulted Amounts” means, with respect to any Collection Period, an amount equal to the sum of, for each day during such Collection Period, the product of (i) the Series 20[●]-[●] Floating Allocation Percentage on such day and (ii) the Series 20[●]-[●] Allocable Defaulted Amounts on such day.

“Series 20[●]-[●] Issuance Date” means on or about [            ], 20[●].

“Series 20[●]-[●] Nominal Liquidation Amount” means, for any day in a Collection Period, the amount equal to the sum of (i) the Series 20[●]-[●] Invested Amount on such day and (ii) the Series 20[●]-[●] Overcollateralization Amount as of the Payment Date on or preceding such day (but, in no event, less than zero), in each case, after giving effect to the allocations, distributions, withdrawals and deposits to be made on such day.

“Series 20[●]-[●] Nominal Liquidation Amount Deficit” means, as of any Payment Date, the sum of (i) the Series 20[●]-[●] Invested Amount Deficit and (ii) the Series 20[●]-[●] Overcollateralization Amount Deficit.

“Series 20[●]-[●] Notes” means the issuing entity’s Nissan Master Owner Trust Receivables, Series 20[●]-[●] Notes.

“Series 20[●]-[●] Overcollateralization Amount” means the sum of (i) the Primary Series 20[●]-[●] Overcollateralization Amount and (ii) the Incremental Overcollateralization Amount.

“Series 20[●]-[●] Overcollateralization Amount Deficit” means, as of any Payment Date, the amount, if any, by which (x) the aggregate of reallocations and reductions of the Series 20[●]-[●] Overcollateralization Amount due to charge-offs and interest shortfalls through such date exceeds (y) the aggregate amount of reimbursements of such reallocations and reductions, through such date.

“Series 20[●]-[●] Overcollateralization Percentage” means [●]%; provided, however, that (i) the depositor may, in its sole discretion, increase this percentage, provided, however, that if the depositor voluntarily increases this Series 20[●]-[●] Overcollateralization Percentage, then it may, in its sole discretion, upon ten days prior notice to the indenture trustee, subsequently decrease the Series 20[●]-[●] Overcollateralization Percentage to

[●]% or higher so long as the Rating Agency Condition shall have been satisfied with respect to the Series 20[●]-[●] Notes and any other outstanding and rated series or class of Notes, and (ii) this percentage will (A) increase to [●]% if the average of the Monthly Payment Rates for the three preceding Collection Periods is less than [●]% and (B) further increase to [●]% if the average of the Monthly Payment Rates for the three preceding Collection Periods is less than [●]% provided, however, that if this overcollateralization percentage is increased pursuant to this clause, and the average of the Monthly Payment Rates for the three preceding Collection Periods subsequently increases to more than [●]%, but less than [●]%, then the overcollateralization percentage shall decrease to [●]% and if this overcollateralization percentage is increased pursuant to this clause, and the average of the Monthly Payment Rates for the three preceding Collection Periods further increases to more than [●]%, then the overcollateralization percentage shall decrease to [●]%.

“Series 20[●]-[●] Rate” means [the per annum rate equal to [[●]]%][the applicable LIBOR plus [●]%]] [(i) with respect to the Class A-1 Notes, the Class A-1 Note Rate and (ii) with respect to the Class A-2 Notes, the Class A-2 Note Rate].

“Series Allocable Defaulted Amounts” means, with respect to a series of Notes, for any day in a Collection Period, the product of the applicable Series Allocation Percentage on such day and the amount of Defaulted Amounts processed on such day.

“Series Allocable Interest Collections” means, with respect to a series of Notes, for any day in a Collection Period, the product of the applicable Series Allocation Percentage on such day and the amount of Interest Collections processed on such day.

“Series Allocable Principal Collections” means, with respect to a series of Notes, for any day in a Collection Period, the product of the applicable Series Allocation Percentage on such day and the amount of Principal Collections processed on such day.

“Series Allocation Percentage” means, with respect to a series of Notes, on any day, the percentage equivalent of a fraction, the numerator of which is the Series Nominal Liquidation Amount of the series as of such day and the denominator of which is the Trust Nominal Liquidation Amount as of such day. Notwithstanding the foregoing, on any day in a Collection Period in which there is an early amortization event, or during the Accumulation Period or any amortization period with respect to a series, the Series Nominal Liquidation Amount and the Trust Nominal Liquidation Amount with respect to such series shall be as of the last day of the preceding Collection Period.

“Series Cut-Off Date” means, for any series, the date specified as such in the related Indenture Supplement.

“Series Enhancer” means any provider of enhancement and/or any issuing entity or provider of any third-party credit enhancement.

“Series Investor Available Amounts” means the Series Investor Available Interest Amounts and the Series Investor Available Principal Amounts, collectively.

“Series Investor Available Interest Amounts” means, with respect to any series of Notes, for any Collection Period, the aggregate of the Series Allocable Interest Collections allocated to the Noteholders of such series on each day during such Collection Period, together with any Series Investor Available Principal Amounts used to pay interest to the Noteholders of such series as specified under “Sources of Funds to Pay the Notes — Deposit and Application of Funds” in this prospectus and any other amounts specified as available for such purpose in the related Indenture Supplement.

“Series Investor Available Principal Amounts” means, with respect to any series of Notes, for any Collection Period, the aggregate of the Series Allocable Principal Collections allocated to the Noteholders of such series on each day during such Collection Period, together with any Series Investor Available Interest Amounts used to fund Series Investor Defaulted Amounts for such series or the Series Nominal Liquidation Amount Deficit for such series, but excluding any Reallocated Principal Collections for such series as specified under “Sources of Funds to Pay the Notes — Deposit and Application of Funds” in this prospectus and any other amounts as specified in the related Indenture Supplement.

“Series Investor Defaulted Amount” means, with respect to any series of Notes for any Collection Period, the sum of, for each day during such Collection Period, the portion of the Series Allocable Defaulted Amount allocated to the Noteholders of such series on such day, which, unless otherwise specified, will equal the product of the Floating Allocation Percentage specified in the related Indenture Supplement and the related Series Allocable Defaulted Amount.

“Series Issuance Date” means the date of issuance for a series of Notes, as specified in the related Indenture Supplement.

“Series Nominal Liquidation Amount” means, with respect to any series of Notes on any day in a Collection Period, an amount equal to the sum of (i) the Invested Amount of that series of Notes on such day and (ii) the Overcollateralization Amount of that series of Notes as of the Payment Date preceding such day (but, in no event, less than zero), in each case, after giving effect to the allocations, distributions, withdrawals and deposits to be made on such day.

“Servicer Default” for any series means any of the following items and any other event specified in the related Indenture Supplement:

(1)	failure by the servicer to make any payment, transfer or deposit, or to give instructions or to give notice to the indenture trustee to do so, on the required date under the Transfer and Servicing Agreement, the Indenture or within the applicable grace period not exceeding five business days;

(2)	failure by the servicer to observe or perform in any material respect any of its other covenants or agreements if the failure has a Significant Adverse Effect and continues unremedied for a period of 60 days after written notice to the servicer by the owner trustee or the indenture trustee, or to the servicer, the owner trustee and the indenture trustee by Noteholders of 10% or more of the outstanding principal amount of all of the issuing entity’s outstanding series or, where the servicer’s failure does not relate to all series, 10% or more of the outstanding principal amount of all series affected; or the assignment or the delegation by the servicer of its duties, except as specifically permitted under the Transfer and Servicing Agreement;

(3)	any representation, warranty or certification made by the servicer in the Transfer and Servicing Agreement, or in any certificate delivered as required by the Transfer and Servicing Agreement, proves to have been incorrect when made and it has a Significant Adverse Effect and continues unremedied for a period of 60 days after written notice to the servicer by the owner trustee or the indenture trustee, or to the servicer, the owner trustee and the indenture trustee by Noteholders of 10% or more of the outstanding principal amount of all of the issuing entity’s outstanding series or, where the servicer’s inaccuracy does not relate to all series, 10% or more of the outstanding principal amount of the series affected; or

(4)	the bankruptcy, insolvency, liquidation, conservatorship, receivership or similar events relating to the servicer;

provided, that a delay in or failure of performance referred to in the first clause above for a period of 10 business days after the applicable grace period, or referred to under the second or third clause above for a period of 60 business days after the applicable grace period, will not constitute a Servicer Default if the delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and the delay or failure was caused by an act of God or other similar occurrence outside the reasonable control of the servicer.

“Shared Excess Interest Amounts” means, with respect to any Payment Date, the sum of, for each series of Notes in Excess Interest Sharing Group [One], the investor available interest amounts for that series that are not required to be applied in respect of that series.

“Shared Excess Principal Amounts” means, with respect to any Payment Date, the sum of, for each series of Notes in Excess Principal Sharing Group [One], the investor available principal amounts for that series that are not required to be applied in respect of that series.

“Sharing Group” means one or more series of Notes from which, or to which, Excess Interest Amounts or Excess Principal Amounts may be allocated to cover shortfalls in payments or deposits of the other series in such group.

“Significant Adverse Effect” means any action that:

(1)	causes an Early Amortization Event or an Event of Default to occur; or

(2)	materially and adversely effects the amount or timing of payments to be made to the Noteholders of any series or class.

“Specified Reserve Account Balance” means the product of [●]% and the initial Series 20[●]-[●] Invested Amount.

“Standard & Poor’s” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“[Statistical Cut-Off Date]” means [●], 20[●].

“Status” means a classification or comparable classification that NMAC may assign to a Dealer by reason of (a) the Dealer’s failure to make any principal or interest payment when due under the Floorplan Financing Agreement, (b) the sale of a vehicle after which the inventory loan is not repaid as required by the Floorplan Financing Agreement, (c) insolvency of the Dealer, (d) any loss, theft, damage or destruction to the vehicles, or any encumbrance of the collateral (except as expressly permitted in the Floorplan Financing Agreement) or (e) a general deterioration of the Dealer’s financial condition or failure on the part of the Dealer to meet any financial requirements.

“Supplemental Interest” means a certificated or uncertificated interest in the Transferor Interest.

“Swap Agreement” means an International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border) entered into by the issuing entity or the indenture trustee with a Swap Counterparty as modified to reflect the transactions described in this prospectus under “The Interest Rate Swap Agreement”and in this prospectus and including the relevant standard definitions published by the International Swaps and Derivatives Association, Inc.

“Swap Counterparty” means NMAC or an unaffiliated third party, if any specified in this prospectus, that enters into a Swap Agreement with the issuing entity or the indenture trustee for the benefit of the holders of the Notes of any series or class.

“Transaction Documents” means with respect to any Series, the certificate of trust, the Trust Agreement, the Receivables Purchase Agreement, the Transfer and Servicing Agreement, the Indenture, the Administration Agreement and such other documents and certificates delivered in connection with such Series.

“Transfer and Servicing Agreement” means the Transfer and Servicing Agreement, dated as of July 24, 2003, as amended and restated as of October 15, 2003, entered into by and among the depositor, the servicer and the owner trustee on behalf of the issuing entity, as the same may be further amended, supplemented or otherwise modified from time to time, pursuant to which the depositor transfers Receivables to the issuing entity, and each additional transfer and servicing agreement entered into by the issuing entity, servicer and each depositor of Receivables to the issuing entity after the date of the Transfer and Servicing Agreement.

“Transferor Interest” means an interest that represents the right to receive all cash flows from the Issuing Entity Assets not required to make payments on the Notes or to credit enhancement providers or which is not otherwise allocable to the Noteholders.

“Trust Agreement” means the trust agreement, dated as of May 13, 2003, between the depositor and the owner trustee, pursuant to which the issuing entity was formed, as amended and restated by the Trust Agreement, dated July 24, 2003, between the depositor and the owner trustee, as the same may be further amended, supplemented or otherwise modified from time to time.

“Trust Nominal Liquidation Amount” means, with respect to any day, the sum of the Series Nominal Liquidation Amount for all outstanding series of Notes.

“Trust Portfolio” means, at any time, the pool of Receivables which constitute the portfolio of the issuing entity at such time, consisting of Receivables arising in connection with Accounts designated for the issuing entity from NMAC’s United States wholesale portfolio.

“Underwriters”means [●].

“Underwriting Agreement”means the underwriting agreement dated [●], 20[●] by and among [●], as Underwriter[s] [and as representative of the several Underwriters named therein], NWRC II, the issuing entity and NMAC.

[“Used Forklifts” means previously owned UniCarrier forklifts which are of the current model year or within six years of such current model year.]

“Used Vehicles” means previously owned vehicles other than Pre-Owned Vehicles, of any make or model, which are of the current model year or within five years of such current model year.

“Warehouse Series Notes” means any series of notes issued by the issuing entity with a variable funding or revolving feature whereby the principal balance of such notes increases and decreases from time to time.

[“Weighted Average Note Rate” means, with respect to any Interest Period, the weighted average of the Class A-1 Note Rate and the Class A-2 Note Rate (weighted on the basis of the outstanding principal balance of the Class A-1 Notes and the Class A-2 Notes as of the close of business on the preceding Payment Date after giving effect to all payments made on such Payment Date).]

ANNEX I

OTHER SERIES OF SECURITIES ISSUED AND OUTSTANDING

The principal characteristics of the other series of notes issued by the Trust and expected to be outstanding on the closing date are set forth in the table below. [All] of the outstanding series of notes are in Group [One] for sharing Excess Non-Principal Collections and Excess Principal Collections.

Series 20[●]-[●]

Series 20[●]-[●] initial invested amount	$[●]
Reserve Account Required Balance	$[●]
Series 20[●]-[●] Note Rate	One-month LIBOR plus [●]% per year
Series 20[●]-[●] Expected Principal Payment Date	[●], 20[●]
Annual servicing fee percentage	[●]% per annum
Enhancement for the Series 20[●]-[●] Notes	reserve account, subordination of residual interest, and excess interest
Series 20[●]-[●] Stated Maturity	[●] [●] payment date
Group	[●]
Series issuance date	[●], 20[●]
Initial Required Subordinated Amount for Series 20[●]-[●]	$[●]

INDEX OF PRINCIPAL TERMS

Set forth below is a list of certain of the more important capitalized terms used in this prospectus and the pages on which the definitions of those terms may be found.

AAA	62
ABS	42
Account	142
Accumulation Account	142
accumulation period	8
Accumulation Period	142
Accumulation Period Commencement Date	142
Accumulation Period Length	142
Accumulation Shortfall	142
Addition Date	142
Additional Account	142
Additional Cut-Off Date	142
Additional Interest	142
Adjusted Pool Balance	143
Administration Agreement	143
Administrative Fee	124
administrator	1
Advance	67, 143
AIFMD	128
asset representations reviewer	1
Asset Review	61
Beneficial Owner	72
Benfit Plan Investor	128
Black Book	47, 143
Blue Book	47, 143
Business Day	143
Calculation Agent	143
Cap Agreement	143
Cap Provider	143
Cash Management Account	143
Cash Management Account Balance	143
Cede	iv, 143
Certificateholders	143
Certificates	143
CFPB	36
Class A-1 notes	1
Class A-1 Notes	63
Class A-2 notes	2
Class A-2 Notes	63
Clearstream Banking Luxembourg	143
Code	136, 144
Collection Account	144
Collection Period	144
Commercial Credit Department	42, 144
Controlled Accumulation Amount	144
Controlled Amortization Period	144
Controlled Deposit Amount	144
covered subsidiary	133
CRR	127
Currency Swap Agreement	144
Currency Swap Counterparty	144

Dealer	144
Dealer Overconcentrations	144
Defaulted Amount	145
Defaulted Receivable	145
Definitive Notes	145
depositor	1
Depositor Amount	64
Depositor Deposit Amount	145
Depositor Replacement Amount	145
Designated LIBOR Page	146
Determination Date	146
direct participants	72
Dodd-Frank Act	133
DTC	iv, 146
DTC Participants	146
DTCC	72
Early Amortization Events	146
Early Amortization Period	146
Early Termination Date	95
Eligibility Representations	111
Eligible Account	146
Eligible Institution	147
Eligible Investments	147
Eligible Receivable	147
Eligible Servicer	117
ERISA	148
EU Retention Rules	128
Euroclear	148
Euroclear Operator	71
Euroclear Participants	148
Event of Default	96
Excess Funding Account	148
Excess Interest Amounts	148
Excess Interest Sharing Group [One]	148
Excess Principal Amounts	148
Excess Principal Sharing Group [One]	148
Expected Final Payment Date	149
FDIC	133
Final Maturity Date	149
Fitch	149
Fixed Allocation Percentage	149
Floating Allocation Percentage	149
Floorplan Financing Agreement	42, 149
Floorplan Financing Guidelines	149
floorplan receivables	42
FSMA	v
functional currency	136
Funding Period	149
Global Notes	149
Hedge Counterparty	149
Hired Rating Agency	150

Incremental Overcollateralization Amount	150
Indenture	150
indenture trustee	1
indirect participants	72
Ineligible Account	150
Ineligible Receivable	150
Instituting Noteholders	60
Interest Collections	150
Interest Deficiency	150
Interest Determination Date	150
Interest Period	150
Interest Rate [Cap Provider][Swap Counterparty]	150
Interest Rate [Cap][Swap] Agreement	150
Interest Rate [Cap][Swap] Event of Default	95
Interest Rate [Cap][Swap] Termination Payment	96
Interest Rate Cap Agreement	93
Interest Rate Swap Agreement	94
Interest Rate Swap Payment	17, 150
Interest Rate Swap Receipt	17, 150
Interest Receivable	151
Interest Shortfalls	151
Invested Amount	151
Investor	151
Investor Charge-Offs	151
IRS	151
ISDA	93
issuing entity	1
Issuing Entity Assets	151
Issuing Entity Termination Date	151
LIBOR	151
London Business Day	151
Managed Portfolio	60
Master Agreement	93, 151
Monthly Interest	151
Monthly Payment Rate	152
Monthly Servicing Fee	152
Moody’s	152
NADA	47, 152
negative carry amount	81
New Forklifts	152
New Vehicles	47, 152
NMAC	iv, 1, 152
NML	41, 152
NNA	41, 152
Nonrecoverable Advance	68, 152
non-U.S. Holder	136
Note Interest Rate	152
Note Owner	152
Noteholder	152
Noteholder Direction	61
Noteholders’ Interest	152
Notes	152
NWRC II	152
OID	138

OLA	133
Overcollateralization Amount	152
owner trustee	1
participants	72
Paying Agent	153
Payment Date	153
Payment Date Statement	153
Payment Waterfall	82, 153
Person	153
Plans	128
Pool Balance	153
Pre-Owned Vehicles	47, 153
Primary Series 20[●] Overcollateralization Amount	153
Principal Collections	153
Principal Receivables	154
Principal Shortfalls	154
Prospectus Directive	v, 127
Public ABS Transaction	154
Qualified Account	154
qualified stated interest payment	138
Rating Agency	130, 154
Rating Agency Condition	154
Reallocated Principal Collections	81, 84, 154
Receivable	154
Receivables Purchase Agreement	154
Redesignated Account	155
Redesignation Date	155
Reference Rate	155
Regulation	129
Regulation RR	21, 44
Relevant Member State	v
requesting party	62
Required Federal Income Tax Opinion	155
Required Overcollateralization Amount	155
required participation amount	19
Required Participation Amount	155
Required Participation Percentage	155
Required Series 20[●] Overcollateralization Amount	156
Reserve Account	156
Retained Notes	156
Review Expenses	61
Review Notice	61
Review Satisfaction Date	60
Revolving Period	156
Risk Factors	20
Securities Intermediary	156
Series 20[●] Allocable Collections	87
Series 20[●] Allocable Defaulted Amounts	156
Series 20[●] Allocable Interest Collections	156
Series 20[●] Allocation Percentage	156
Series 20[●] Cut-Off Date	156
Series 20[●] Expected Final Payment Date	156
Series 20[●] Fixed Allocation Percentage	156
Series 20[●] Floating Allocation Percentage	157

Series 20[●] Indenture Supplement	157
Series 20[●] Invested Amount	63
Series 20[●] Invested Amount Deficit	157
Series 20[●] Investor Available Interest Amounts	81, 157
Series 20[●] Investor Available Principal Amounts	84, 157
Series 20[●] Investor Defaulted Amounts	157
Series 20[●] Issuance Date	157
Series 20[●] Nominal Liquidation Amount	157
Series 20[●] Nominal Liquidation Amount Deficit	157
Series 20[●] Notes	157
Series 20[●] Overcollateralization Amount	157
Series 20[●] Overcollateralization Amount Deficit	157
Series 20[●] Overcollateralization Percentage	157
Series 20[●] Rate	158
Series 20[●]-[●] Fixed Rate Notes	63
Series 20[●]-[●] Floating Rate Notes	63
Series Allocable Defaulted Amounts	158
Series Allocable Interest Collections	158
Series Allocable Principal Collections	158
Series Allocation Percentage	158
Series Cut-Off Date	158
Series Enhancer	158
Series Investor Available Amounts	75, 158
Series Investor Available Interest Amounts	75, 158
Series Investor Available Principal Amounts	75, 158
Series Investor Defaulted Amount	159
Series Issuance Date	159
Series Nominal Liquidation Amount	159
servicer	1
Servicer Default	159

Shared Excess Interest Amounts	160
Shared Excess Principal Amounts	160
Sharing Group	160
Short-Term Note	138
Significant Adverse Effect	160
Similar Law	129
Solvency II	128
Specified Reserve Account Balance	160
sponsor	1
Standard & Poor’s	160
stated redemption price at maturity	138
Status	160
Status Percentage	60
Status Trigger	60
Subject Assets	60
Supplemental Interest	160
Swap Agreement	160
Swap Counterparty	160
Transaction Documents	160
Transfer and Servicing Agreement	160
Transferor Amount	44
transferor interest	1
Transferor Interest	41, 161
Trust Agreement	161
Trust Nominal Liquidation Amount	161
Trust Portfolio	161
U.S. Holder	136
Underwriters	161
Underwriting Agreement	161
Used Forklifts	161
Used Vehicles	47, 161
verification documents	103
Warehouse Series Notes	161

$[●]

Nissan Master Owner Trust Receivables, Series 20[●]-[●] Notes

Nissan Master Owner Trust Receivables

Issuing Entity or Trust

Nissan Wholesale Receivables Corporation II

Depositor

Nissan Motor Acceptance Corporation

Sponsor and Servicer

PROSPECTUS

[●]	[	●]

Dealer Prospectus Delivery Obligation. Until [                    ], which is ninety days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus. With respect to a final prospectus, such delivery obligation generally may be satisfied through the filing of the final prospectus with the Securities and Exchange Commission. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13.	Indemnification of Directors and Officers.

Nissan Wholesale Receivables Corporation II

Set forth below are certain provisions of law, the Restated Certificate of Incorporation and the bylaws of Nissan Wholesale Receivables Corporation II (the “Corporation”). The general effect of such provisions is to provide indemnification to officers and directors of the Corporation for actions taken in good faith.

Section 145 of the General Corporation Law of Delaware provides as follows:

145. Indemnification of Officers, Directors, Employees and Agents; Insurance

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Article Ten of the Restated Certificate of Incorporation of the Corporation provides as follows:

“Section 10.01. (a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i)	for any breach of the director’s duty of loyalty to the Corporation or its stockholders;

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii)	under Section 174 of the Delaware General Corporation Law; or

(iv)	for any transaction from which the director derived an improper personal benefit.

(b) If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(c) Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such repeal or modification.

(d) To the fullest extent permitted by law, if the Corporation has outstanding any Securities rated by any NRSRO, the Corporation’s obligation to pay any amount as indemnification or as an advancement of expenses (other than amounts received from insurance policies) shall be fully subordinated to payment of amounts then due on the rated Securities and, in any case, (x) nonrecourse to any of the Corporation’s assets pledged to secure the rated Securities, and (y) shall not constitute a claim against the Corporation to the extent funds are insufficient to pay such amounts.”

Article Seven of the bylaws of the Corporation provides as follows:

“Section 7.01.(i) Persons Entitled to Indemnification. Subject to applicable Delaware law as existing or hereafter amended, the Depositor will indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Depositor (“Indemnitee”). Further, this indemnification right will extend to each person who is or was serving at the request of the Depositor as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans.

(ii) Scope of Indemnification. The indemnification right will extend to persons entitled to such right whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent.

(iii) Expenses Indemnified. The Corporation will indemnity persons entitled to indemnity against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith.

(iv) Survival. The indemnification right outlined in this paragraph 7.01, unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee or agent. Further, the indemnification right will inure to the benefit of such Indemnitee’s heirs, executors and administrators.

(v) Limitation of Indemnification. The Corporation will indemnify any Indemnitee seeking indemnification in connection with a proceeding (or party thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 7.02 Repayment of Indemnified Expenses. The right to indemnification conferred in the bylaws shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (each, an “Advance Payment”). Nevertheless, if Delaware law so requires, such Advance Payment of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer including, without limitation, service to an employee benefit plan) will be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under the bylaws, under Delaware law, or otherwise.

Section 7.03 Indemnification of Other Persons. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the indemnification of directors and officers as outlined in paragraphs 7.01 and 7.02 above.

Section 7.04 Right of Claimant to Bring Suit. If a claim brought under paragraphs 7.01, 7.02 or 7.03 is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suite against the Corporation to recover the unpaid amount of the claim. If the claimant’s suit is successful in whole of in part, the claimant will be entitled to recover also the expense of prosecuting such claim.

(i) Valid Defenses to the Claimant’s Action. It shall be a defense to any such action (other than an action brought to enforce a claim for Advance Payment where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has failed to meet a standard of conduct which makes it permissible under Delaware law for the Corporation to indemnify the claimant for the amount claimed.

(ii) Invalid Defenses to the Claimant’s Action. Neither of the following acts or omissions will be a defense to the claimant’s action or create a presumption that the claimant has failed to meet the standard of conduct described in paragraph 7.04(i) above:

(1) the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because the claimant has met such standard of conduct; or

(2) an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct.

Section 7.05 Non-Exclusivity of Rights. The right to indemnification and to Advance Payments conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any: (i) statues; (ii) provision of the Amended and Restated Certificate of Incorporation; (iii) bylaw; (iv) agreement; (v) vote of stockholders; (vi) vote of disinterested directors; or (vii) otherwise.

Section 7.06 Insurance. Regardless of whether the Corporation would have the power under Delaware law to indemnify itself or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, the Corporation may maintain insurance, at its expense, to protect such persons or entities against any such expense, liability or loss.

Section 7.07 Certain Provisions Related to Employee Benefit Plans. For purposes of these paragraphs, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries.

Section 7.08 Expenses as a Witness. The Corporation will indemnify any director, officer, employee or agent of the Corporation who, by reason of such position, or a position with another entity at the request of the Corporation, is a witness in any Proceeding. Such indemnity, will cover all costs and expenses actually and reasonably incurred by the witness or on his or her behalf in connection with the Proceeding.

Section 7.09 Indemnity Agreements. The Corporation may enter into agreements with any director, officer, employee or agent of the Corporation providing for indemnification to the full extent permitted by Delaware law.”

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Depositor maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Depositor against any exposure, liability or loss.

Item 14.	Exhibits.

A list of exhibits filed here with or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15.	Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser, if the registrant is relying on Rule 430D:

(i) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf or the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(e) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Nissan Wholesale Receivables Corporation II, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 2 to Form SF-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on June 8, 2016.

NISSAN WHOLESALE RECEIVABLES CORPORATION II, a Delaware corporation

By:	*
Name:	Mark Kaczynski
Title:	President

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 2 to Form SF-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

*	President and Director (Principal Executive Officer)	June 8, 2016
Mark Kaczynski

*	Treasurer (Chief Financial Officer) and Director	June 8, 2016
Steven W. Hetrick

*	Assistant Treasurer (Principal Accounting Officer)	June 8, 2016
Sean C. Gibbons

*	Director	June 8, 2016
Alan R. Hunn

*	The undersigned, by signing his name hereto, does hereby sign this Amendment No. 2 to Form SF-3 on behalf of the above indicated officer or director of the registrant pursuant to the Power of Attorney previously signed by such officer or director.

By:	/s/ David Lundeen
Name:	David Lundeen
Title:	Attorney-in-Fact

EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

4.1	Amended and Restated Indenture between Nissan Master Owner Trust Receivables and JPMorgan Chase Bank, as indenture trustee (the “Indenture Trustee”), dated as of October 15, 2003 (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on October 28, 2003)

4.2	Form of Indenture Supplement (including forms of the Notes) between Nissan Master Owner Trust Receivables and the Indenture Trustee

5.1	Opinion of Mayer Brown LLP with respect to legality*

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*

10.1	Annex of Definitions, dated as of July 24, 2003, as amended and restated as of October 15, 2003 (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on October 28, 2003)

10.2	Amended and Restated Transfer and Servicing Agreement, dated as of October 15, 2003 among Nissan Master Owner Trust Receivables, NWRC II, as Transferor, Nissan Motor Acceptance Corporation (“NMAC”), as Servicer (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on October 28, 2003)

10.3	Amended and Restated Receivables Purchase Agreement between NMAC, as Seller, and NWRC II, as Buyer, dated as of October 15, 2003 (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on October 28, 2003)

10.4	Amended and Restated Administration Agreement among Nissan Master Owner Trust Receivables, NMAC, as Administrator, the Indenture Trustee, and the Owner Trustee, dated as of October 15, 2003 (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on October 28, 2003)

10.5	Amended and Restated Trust Agreement between Nissan Wholesale Receivables Corporation II (“NWRC II”), as Transferor and Wilmington Trust Company, as owner trustee (the “Owner Trustee”), dated as of October 15, 2003 (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on October 28, 2003)

10.6	Form of Interest Rate [Cap] [Swap] Agreement between Nissan Master Owner Trust Receivables, and [●], as [Cap Provider][Swap Counterparty]*

10.7	Form of Asset Representations Review Agreement between Nissan Master Owner Trust Receivables, NMAC, as Sponsor and Servicer, and [●], as Asset Representations Reviewer

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*

24.1	Powers of Attorney (included in the signature pages to this registration statement)*

24.2	Certified Copy of Resolutions authorizing Powers of Attorney*

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset Backed Securities*

99.1	Agreement of Modifications to Transaction Documents, dated as of February 12, 2010, among Nissan Master Owner Trust Receivables, NMAC, as Servicer, NWRC II, as Transferor and the Owner Trustee (incorporated by reference to Registrant’s Form S-3/A, Registration File Number 333-166449, filed on January 24, 2011)

99.2	Second Agreement of Modification of Transaction Documents, dated as of May 23, 2012, among Nissan Master Owner Trust Receivables, NMAC, NWRC II, the Owner Trustee and the Indenture Trustee (incorporated by reference to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01, filed on May 18, 2012)

*	Previously filed.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.